Registration No. 333-233805

Registration No. 811-21933

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES
ACT OF 1933	/ /

Pre-Effective Amendment No. 1	/ X /

Post-Effective Amendment No.	/ /
and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT
COMPANY ACT OF 1940	/ /

Amendment No. 68	/ X /

(Check appropriate box or boxes.)

NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT II
(Exact Name of Registrant)
THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY
(Name of Depositor)
720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202
(Address of Depositor’s Principal Executive Offices) (Zip Code)

Depositor’s Telephone Number, including Area Code 414-271-1444

Raymond J. Manista, Executive Vice President, Chief Legal Officer, and Secretary
The Northwestern Mutual Life Insurance Company
720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202
(Name and Address of Agent for Service)

Copy to:

Chad E. Fickett, Assistant General Counsel and Assistant Secretary

The Northwestern Mutual Life Insurance Company

720 East Wisconsin Avenue

Milwaukee, Wisconsin 53202

414-665-1209

Title of Securities Being Registered: Interests in the Northwestern Mutual Variable Life Account II under flexible premium variable adjustable life insurance policies.

The registrant hereby amends this registration statement on such date as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as Commission, acting pursuant to Section 8(a), may determine.

Prospectus

            , 20

Variable Universal Life Plus – NY

Issued by The Northwestern Mutual Life Insurance Company

and Northwestern Mutual Variable Life Account II

This prospectus describes an individual flexible premium variable universal life insurance policy (the “Policy”) issued by The Northwestern Mutual Life Insurance Company only available in the State of New York. The Policy is designed to provide a Life Insurance Benefit upon the death of the Insured and is not suitable for short-term investment. You should consider the Policy in conjunction with other insurance you own. Replacing your existing life insurance with this Policy may not be to your advantage. In addition, it may not be to your advantage to finance the purchase or maintenance of this Policy through a loan or through withdrawals from another policy. Please consult your Financial Representative.

Subject to the limitations discussed in this Prospectus you may choose to invest your Net Premiums in up to 30 Divisions of the Northwestern Mutual Variable Life Account II (the “Separate Account”). Each Division of the Separate Account invests exclusively in shares of a single series of a Fund (a “Portfolio”). Each Portfolio available as an investment option under the Policy is identified below:

Northwestern Mutual Series Fund, Inc.

Growth Stock Portfolio

Focused Appreciation Portfolio

Large Cap Core Stock Portfolio

Large Cap Blend Portfolio

Index 500 Stock Portfolio

Large Company Value Portfolio

Domestic Equity Portfolio

Equity Income Portfolio

Mid Cap Growth Stock Portfolio

Index 400 Stock Portfolio

Mid Cap Value Portfolio

Small Cap Growth Stock Portfolio

Index 600 Stock Portfolio

Small Cap Value Portfolio

International Growth Portfolio

Research International Core Portfolio

International Equity Portfolio

Emerging Markets Equity Portfolio

Government Money Market Portfolio

Short-Term Bond Portfolio

Select Bond Portfolio

Long-Term U.S. Government Bond Portfolio

Inflation Protection Portfolio

High Yield Bond Portfolio

Multi-Sector Bond Portfolio

Balanced Portfolio

Asset Allocation Portfolio

Fidelity® Variable Insurance Products

VIP Mid Cap Portfolio

VIP Contrafund® Portfolio

Neuberger Berman Advisers Management Trust

Sustainable Equity Portfolio

Russell Investment Funds

U.S. Strategic Equity Fund

U.S. Small Cap Equity Fund

Global Real Estate Securities Fund

International Developed Markets Fund

Strategic Bond Fund

Russell Investment Funds LifePoints®

Variable Target Portfolio Series

Moderate Strategy Fund

Balanced Strategy Fund

Growth Strategy Fund

Equity Growth Strategy Fund

Credit Suisse Trust

Commodity Return Strategy Portfolio

Please note that the Policy and the Portfolios are not guaranteed to achieve their goals;

are not federally insured; are not bank deposits; are not endorsed by any bank or government agency;

and are subject to risks, including loss of the principal amount invested.

This Policy is subject to the laws of the State of New York.

Please carefully read this prospectus and the accompanying prospectuses for the corresponding Portfolios and keep them for future reference. These prospectuses provide information that you should know before investing in the Policy. No person is authorized to make any representation in connection with the offering of the Policy other than those contained in these prospectuses. Our Distributor may limit sales of the Policy to certain government entities and government entity plans.

The Securities and Exchange Commission (“SEC”) has not approved or disapproved the Policy or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Beginning on or after January 1, 2021, as permitted by regulations adopted by the Securities and Exchange Commission, paper copies of your Portfolios’ shareholder reports will no longer be sent by mail unless you specifically request paper copies of the reports from us at (888) 455-2232 option 4, free of charge. Instead, your Portfolio annual and semi-annual reports will be made available on a website and you will be notified by mail each time a report is posted and provided with a website link to access the report for each Portfolio. Your election to receive shareholder reports in paper will apply to all future reports for all Portfolios available under your policy. If you already elected to receive shareholder reports electronically, you will not be affected by this change, will continue to receive reports electronically and you need not take any action. You may elect to receive shareholder reports (and other communications) electronically by following the instructions on the back cover of this prospectus.

Contents of this Prospectus

Summary of Policy Benefits and Risks

The Policy is an individual flexible premium variable universal life insurance policy that provides life insurance protection in the event of the death of the Insured. The Life Insurance Benefit payable to the beneficiary may vary and your Policy Value will vary based on the investment performance of the Divisions you choose. You have access to your Policy Value subject to certain conditions described in the Policy and this prospectus. You may surrender the Policy at any time. We do not guarantee any minimum Policy Value or Cash Surrender Value. You could lose some or all of your money.

This summary describes the Policy’s important benefits and risks. More complete information is included elsewhere in this prospectus, in the Portfolio prospectuses and in the Policy. Unless clear from their context or otherwise appropriate, all of the capitalized terms used in this prospectus are defined at the end of this prospectus in the Glossary of Terms.

Benefits of the Policy

Death Benefit    The primary benefit of the Policy is the life insurance protection that it provides. The Policy offers three Death Benefit options:

Option A—the greater of the Specified Amount or the Minimum Death Benefit;

Option B—the greater of the Specified Amount plus Policy Value or the Minimum Death Benefit; or

Option C—the greater of the Specified Amount plus Cumulative Premiums minus Cumulative Withdrawals or the Minimum Death Benefit.

Under each of these options, you select the Specified Amount subject to our limits described in the section “Specified Amount.” The current minimum Specified Amount is $100,000 in most cases (see “Specified Amount”). We increase the Death Benefit, if necessary, in order for the Policy to meet Minimum Death Benefit requirements under the Code. We also offer a Death Benefit Guarantee under which you select a Death Benefit Guarantee Period during which the Policy is guaranteed not to terminate provided certain conditions are met. After a Policy is issued, you may change your Death Benefit option or change the Specified Amount, upon written request, subject to our approval. A Death Benefit option change may result in changes to or termination of the Death Benefit Guarantee. You also may elect to change the Policy to Paid-up insurance subject to certain conditions described in the section “Paid-Up Insurance.”

Surrenders, Withdrawals and Loans    You may surrender your Policy for the Cash Surrender Value, which takes into account any applicable surrender charge. You may also withdraw part of your Policy Value, subject to certain conditions. In addition, you may borrow from the Company up to a maximum of 90% of the excess of your Policy Value over any applicable surrender charge, less any existing Policy Debt on the date of the loan, using the Policy as security.

Withdrawals and loans reduce your Cash Surrender Value and Death Benefit, may have a negative impact on your Death Benefit Guarantee and increase the risk that your Policy will lapse. Surrenders, withdrawals, and loans also may have adverse tax consequences.

Income Plan Options    Life Insurance Benefit and surrender proceeds are payable in a lump sum or under one of the fixed Income Plan options we offer. More detailed information concerning these options is included elsewhere in this prospectus.

Allocation of Premiums    You control the amount and timing of Premium Payments. You may direct the allocation of your Premium Payments among Divisions of the Separate Account, change your investment selections, and transfer amounts among these options subject to certain limitations as discussed in this Prospectus. You also may make automatic transfers using our Dollar Cost Averaging and Portfolio Rebalancing programs. In most cases, an initial Premium Payment will be required (see “Information About the Policy—Purchasing the Policy”).

Optional Benefits    Two optional benefits are available under the Policy:

•	the Waiver Benefit: Payment of Selected Monthly Premium Upon Total Disability; and

•	the Additional Purchase Benefit.

These optional benefits are not available for all Issue Ages and underwriting classifications. (See “Optional Benefits”). The waiver benefit may be elected for an Insured between Attained Ages 0 and 59, subject to underwriting. The Additional Purchase Benefit may be elected for an Insured between Attained Ages 0 and 40, subject to underwriting.

Right to Return Policy    You may return the Policy for a refund within 10 days (or sixty (60) days if this Policy is a replacement) after you receive it by returning the Policy to us at our Home Office or to your Financial Representative. The amount of your refund will equal the sum of (a) your Policy’s Contract Fund Value on the date we receive your returned Policy or a written cancellation request at our Home Office plus (b) any previously deducted Premium charges, Monthly Policy Charge and Service Charges (See “Information About the Policy-Right to Return Policy”). A complete explanation of your right to return the Policy may be found on the face page of your Policy.

Tax Considerations    Your Policy is structured to meet the definition of a life insurance contract under the Code. We may need to limit the amount of Premium Payments you make under the Policy to ensure that your Policy continues to meet that definition. Current federal tax law generally excludes all Death Benefits of a life insurance policy from the gross income of the beneficiary. In addition, you generally are not subject to taxation on any increase in the Policy Value until a withdrawal is made or the Policy is surrendered or otherwise terminated. Generally, you are taxed at ordinary income rates

Variable Universal Life Plus – NY Prospectus	1

on surrender and withdrawal proceeds only if those amounts, when added to all previous distributions, exceed the total Premium Payments made.

Risks of the Policy

Policy for Long-Term Protection    Your Policy is designed to serve your long-term life insurance protection need. It is not suitable for short-term life insurance protection nor for short-term investing.

Investment Risk    Policy amounts in the Divisions will fluctuate with the performance of the Portfolios you choose. Amounts you allocate among the Divisions may grow in value, decline in value, or grow less than you expect depending on the investment performance of the corresponding Portfolios. These assets are not guaranteed, and you can lose money. Depending on any Death Benefit Guarantee in effect, you may be required to pay more premiums than originally planned in order to keep the Policy in force.

A comprehensive discussion of the investment objectives and risks of each Portfolio may be found in each Portfolio’s prospectus. There is no assurance that any Portfolio will achieve its stated investment objective. The Policy is not designed for frequent or short-term trading.

Default Risk    Because certain guarantees under the Policy are guaranteed by the Company’s General Account assets, the ability to make good on these guarantees depends on the financial strength and claims-paying ability of the Company. Therefore, guaranteed benefits outside of the Separate Account are subject to the risk of default to the extent the Company is unable to satisfy some or all of these guarantees.

Policy Lapse    Insufficient Premium Payments, poor investment results, withdrawals, unpaid loans, or loan interest may cause your Policy to lapse, meaning you will no longer have any life insurance coverage. If, on a Monthly Processing Date, the Cash Surrender Value (which takes into account any applicable surrender charge) is not enough to pay the Monthly Policy Charge, your Policy will enter a 61-day grace period, unless the Death Benefit Guarantee is in effect. If your Policy enters a grace period, we will notify you that the Policy will lapse (terminate without value) at the end of the grace period unless you make a sufficient payment. Your Policy may be reinstated within three years after it has lapsed, subject to certain conditions.

Policy Loan Risks    A Policy loan, whether or not repaid, will affect the value of your Policy over time because the amounts borrowed do not participate in the investment performance of the Divisions; in addition, a charge is deducted from your Contract Fund Value each month while there is Policy Debt. The Life Insurance Benefit is reduced by the amount of any outstanding Policy Debt. If you surrender the Policy or allow it to lapse while Policy Debt is outstanding, the amount of Policy Debt, to the extent it has not previously been taxed, will be considered as an amount you received and taxed accordingly.

Policy Debt reduces the Cash Surrender Value and increases the risk that your Policy will lapse.

Limitations on Access to Your Values    We will deduct a surrender charge if you surrender your Policy in the first ten Policy Years. Even if your Policy has value it is possible that you will receive no Cash Surrender Value if you surrender the Policy in the first ten Policy Years. You should purchase the Policy only if you have the financial ability to keep it in force for a substantial period of time. You should not purchase the Policy if you intend to surrender all or part of your Policy in the near future. Even if you do not ask to surrender the Policy, surrender charges may play a role in determining whether the Policy will lapse, because surrender charges affect the Cash Surrender Value, which is a measure we use to determine whether your Policy will enter a grace period (and possibly lapse). See “Policy Lapse” above. You may make withdrawals subject to limitations on the amount that may be withdrawn. (See “Withdrawals”). A withdrawal will reduce the Contract Fund Value and Life Insurance Benefit. The minimum amount of a withdrawal is $250.

Adverse Tax Consequences    Our understanding of the principal tax considerations for the Policy under current tax law is set forth in this prospectus. A surrender, loan, or withdrawal may have tax consequences. There are areas of some uncertainty under current law, and we do not address the likelihood of future changes in the law or interpretations thereof. Among other risks, your Policy may become a modified endowment contract. A modified endowment contract (“MEC”) is a life insurance contract that is taxed less favorably on lifetime distributions than other life insurance contracts because the contract is considered too investment oriented. Generally, a Policy may be classified as a MEC if cumulative premiums paid during a seven-pay period exceed a “seven-pay” limit defined in the Internal Revenue Code. Distributions, including loans, from a Policy classified as a MEC are taxable to the extent of the gain in the Policy and may be subject to a 10% premature withdrawal penalty if taken before the Owner attains age 59 1⁄2. Moreover, excessive Policy loans could cause a Policy to terminate with insufficient value to pay the tax due upon termination. Death Benefit proceeds may be subject to state and/or inheritance taxes. (See “Tax Considerations”).

Risk of an Increase in Current Fees and Expenses    Certain insurance charges are currently assessed at less than their maximum levels. We may increase these current charges in the future up to the guaranteed maximum levels, based on the Company’s emerging experience or future expectations, as determined in its sole discretion, with respect to, but not limited to, mortality, expenses, reinsurance costs, taxes, persistency, capital requirements, reserve requirements, and changes in applicable laws. Although some Funds may have expense limitation agreements, the operating expenses of the Portfolios are not guaranteed and may increase or decrease over time. If fees and expenses are increased, you may need to increase the amount and/or frequency of Premium Payments to keep the Policy in force.

2	Variable Universal Life Plus – NY Prospectus

Fee and Expense Tables

The following tables describe the fees and expenses that are payable when you buy, own, and surrender the Policy. See “Charges and Deductions” for a more detailed description.

Transaction Fees

The table below describes the fees and expenses that are payable at the time that you buy the Policy, make Premium Payments, surrender the Policy, make withdrawals, transfer assets, or make certain changes to the Policy.

Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Maximum Charge	Current Charge
State Franchise Tax Charge	Upon each Premium Payment	4.30% of Premium Payment	2.00% of Premium Payment
Federal Deferred Acquisition Cost Charge[1]	Upon each Premium Payment	3.00% of Premium Payment	0.55% of Premium Payment
Sales Load	Upon each Premium Payment	Same as current charge	6.95% of premium up to Target Premium[2] and 5.60% of premium in excess of Target Premium in Policy Years 1-10; 3.95% of premium up to Target Premium and 5.60% of premium in excess of Target Premium in Policy Years 11-20 and 0.00% beyond year 20
Surrender Charge[3]	Upon surrender or change to paid-up insurance during the first ten Policy Years
Maximum Charge[4]		Same as current charge	50% in Policy Years 1-5 of the Target Premium, grading down monthly in Policy Years 6-10 to 0%
Minimum Charge[5]		Same as current charge	13% in Policy Years 1-5 of the Target Premium, grading down monthly in Policy Years 6-10 to 0%
Charge for Insured Issue Age 35		Same as current charge	50% in Policy Years 1-5 of the Target Premium, grading down monthly in Policy Years 6-10 to 0%
Withdrawal Fee[6]	Upon withdrawal	$25.00	Currently waived
Transfer Fee[6]	Upon transfer	$25.00	Currently waived
Change in Death Benefit Option Fee[6]	Upon change in Death Benefit option	$25.00	Currently waived
Change in Specified Amount Fee[6]	Upon change in Specified Amount	$25.00 per change after first change in a Policy Year	Currently waived
Request for Additional Illustration Charge[6,7]	Upon request for more than one illustration in a Policy Year	$25.00 per illustration for each additional illustration in a Policy Year	Currently waived
Expedited Delivery Charge[6,8]	When express mail delivery is requested	$50 per delivery (up to $75 for next day, a.m. delivery) adjusted for inflation[9]	$15 per delivery (up to $45 for next day, a.m. delivery)
Wire Transfer Fee[6,8]	When a wire transfer is requested	$50 per transfer (up to $100 for international wires) adjusted for inflation[9]	$25 per transfer (up to $50 for international wires)

[1]

This charge was previously referred to as the “OBRA Expense Charge” or “Other Premium Expense Charge.” Due to a federal tax law change under the Omnibus Budget Reconciliation Act of 1990, as amended (“OBRA”), insurance companies are generally required to capitalize and amortize certain acquisition expenses rather than currently deduct such expenses. Due to this capitalization and amortization, the corporate income tax burden on insurance companies has been affected. This charge compensates us for the additional corporate income tax burden resulting from OBRA.

[2]

The Target Premium is a hypothetical annual premium which is based on the Specified Amount, Death Benefit option, Death Benefit Guarantee Period, any optional benefits, and characteristics of the Insured, such as factors including but not limited to Issue Age, sex, and underwriting classification. Please see “Target Premium” in the Glossary of Terms.

[3]

The initial surrender charge percentage varies by Issue Age and remains level between Policy Years one through five, and declines monthly in Policy Years six through ten to zero. The surrender charge shown in the table may not be representative of the charge a particular Owner would pay. For more information on the surrender charge, see “Charges and Deductions—Monthly Policy Charges and Service Charges” in this prospectus. Your Policy schedule pages will indicate the maximum charge under your Policy.

Variable Universal Life Plus – NY Prospectus	3

[4]	The maximum Surrender Charge assumes that the Insured has the following characteristic: Issue Ages 0-54.
[5]	The minimum Surrender Charge assumes that the Insured has the following characteristic: Issue Age 75.
[6]	Fees and charges are deducted from Contract Fund Value (see “Glossary of Terms”).
[7]	An illustration of the Policy’s future benefits and values is provided once a Policy Year at no charge upon request.
[8]	This fee may increase over time to cover our administrative or other costs but will not exceed the maximum charge. We may discontinue this service at any time, with or without notice.
[9]

The Guaranteed Maximum Charges are subject to a consumer price index adjustment in order to accommodate future increases in the costs associated with these requests. The maximum charge will equal the Guaranteed Maximum Charge shown above multiplied by the CPI for the fourth month prior to the time of the charge, divided by the CPI for April, 2018. “CPI” means the Consumer Price Index for All Urban Consumers, United States City Average, All Items, as published by the United States Bureau of Labor Statistics. If the method for determining the CPI is changed, or it is no longer published, it will be replaced by some other index found by the Company to serve the same purpose.

Periodic Charges (Other than Portfolio Operating Expenses)1

The Table below describes the fees and expenses that you will pay periodically during the time that you own the Policy other than the operating expenses for the Portfolios. Certain charges applicable to your Policy depend on your Policy Year. Please see “Policy Year” in the Glossary of Terms to help you understand how they will affect the charges applicable to your Policy.

Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Maximum Charge	Current Charge
Cost of Insurance Charge[2]	Monthly, on each Monthly Processing Date
Maximum Charge[3]		Same as current charge	$83 (monthly) per $1,000 of net amount at risk
Minimum Charge[4]		$0.007 (monthly) per $1,000 of net amount at risk	$0.006 (monthly) per $1,000 net amount at risk
Charge for Insured Age 35, Male, Premier Non-Tobacco underwriting classification[5]		$0.11 (monthly) per $1,000 of net amount at risk in the first Policy Year (varies by Policy Year)	$0.01 (monthly) per $1,000 of net amount at risk in the first Policy Year (varies by Policy Year)
Percent of Contract Fund Value Charge[6]	Monthly, on each Monthly Processing Date	All Policy Years: 0.60% annually (0.05% monthly rate) of Contract Fund Value	0.07% annually (0.00006% monthly rate) of Contract Fund Value
Administrative Charge	Monthly, on each Monthly Processing Date
Maximum Charge[7]		$10 (monthly)	$17 (monthly)
Minimum Charge[8]		$10 (monthly)	$5 (monthly)
Charge for Insured Age 35, Male, Premier Non-Tobacco underwriting classification		$10 (monthly)	$5 (monthly)
Specified Amount Charge	Monthly, on each Monthly Processing Date during the first ten Policy Years
Maximum Charge[9]		Same as current charge	1.375% (monthly) of Target Premium during Policy Years 1-10
Minimum Charge[10]		Same as current charge	1.021% (monthly) of Target Premium during Policy Years 1-10
Charge for Insured Age 35, Male, Premier Non-Tobacco underwriting classification		Same as current charge	1.25% (monthly) of Target Premium during Policy Years 1-10
Death Benefit Guarantee Charge	Monthly, on each Monthly Processing Date when the Death Benefit Guarantee is in force	$0.02 per $1,000 of Guaranteed Minimum Death Benefit	$0.01 per $1,000 of Guaranteed Minimum Death Benefit

4	Variable Universal Life Plus – NY Prospectus

Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Maximum Charge	Current Charge
Policy Debt Expense Charge[11]	Monthly, on each Monthly Processing Date when there is Policy Debt	All Policy Years 2.00% annually (0.17% monthly rate) of Policy Debt	0.71% annually (0.0592% monthly rate) of Policy Debt for Policy Years 1-20 0.21% annually (0.175% monthly rate) of Policy Debt for Policy Years 21 and above
Underwriting and Issue Charge[12]	Monthly, on each Monthly Processing Date during the first ten Policy Years
Maximum Charge[13]		Same as current charge	$0.026 (monthly) per $1,000 of Initial Specified Amount
Minimum Charge[14]		Same as current charge	$0.005 (monthly) per $1,000 of Initial Specified Amount
Charge for Insured Age 35, Male, Premier Non-Tobacco underwriting classification		Same as current charge	$0.007 (monthly) per $1,000 of Initial Specified Amount
Payment of Selected Monthly Premium Upon Total Disability Benefit Charge[15]	Monthly, on each Monthly Processing Date
Maximum Charge[16]		The greater of $0.09 (monthly) per $1.00 of Selected Monthly Premium, or $0.14 (monthly) per $1.00 of Specified Monthly Charges	The greater of $0.03 (monthly) per $1.00 of Selected Monthly Premium, or $0.05 (monthly) per $1.00 of Specified Monthly Charges
Minimum Charge[17]		$0.003 (monthly) per $1.00 of Selected Monthly Premium	$0.001 (monthly) per $1.00 of Selected Monthly Premium
Charge for Insured Age 35, Male, Premier Non-Tobacco underwriting classification		$0.01 per $1.00 of Selected Monthly Premium	$0.003 (monthly) per $1.00 of Selected Monthly Premium
Additional Purchase Benefit Charge[18]	Monthly, on each Monthly Processing Date
Maximum Charge[19]		$0.14 (monthly) per $1,000 of additional purchase benefit amount	$0.03 (monthly) per $1,000 of additional purchase benefit amount
Minimum Charge[20]		$0.04 (monthly) per $1,000 of additional purchase benefit amount	$0.01 (monthly) per $1,000 of additional purchase benefit amount
Charge for Insured, Issue Age 0, Male		$0.04 (monthly) per $1,000 of additional purchase benefit amount	$0.02 (monthly) per $1,000 of additional purchase benefit

[1]

The charges described in this table may vary based upon one or more characteristics of the Policy, such as factors including but not limited to: Insured underwriting classification, Issue Age, sex, underwriting amount, Specified Amount, Target Premium, Policy Debt, and Policy Year (see “Charges and Deductions—Monthly Policy Charges and Service Charges” for more details regarding each charge). Charges may be different if your Policy is “Paid-up” (see “Paid Up Insurance”). Therefore, the charges shown in the table may not be representative of the charges a particular Owner may pay. Your Policy schedule pages will indicate the Guaranteed Maximum Charge for each periodic charge under your Policy. In addition, where appropriate, all charges in the table expressed in dollars have been rounded to the nearest dollar, and all amounts that would round to zero have been rounded to the nearest penny or less, as necessary. Please request an illustration from your Financial Representative for personalized information, including the particular charges applicable to your Policy. (See “Illustrations”). Unless otherwise noted, the charges in the table represent the monthly rate. Please see “Policy Anniversary” and “Policy Date” in the Glossary of Terms to help you understand how they will affect the charges applicable to your Policy.

[2]

The Cost of Insurance Charge will vary based on factors including but not limited to the Insured’s Attained Age, sex, underwriting classification, underwriting amount, and Policy Year. The Cost of Insurance Charges shown in the table may not be representative of the charges a particular Owner may pay. The net amount at risk is the difference between the Death Benefit and the Policy Value.

[3]

The Maximum Charge for the Cost of Insurance Charge assumes that the Insured has the following characteristic: Attained Age 120. Charges applicable to other combinations of Policy Year and Insured characteristics may be the same as the charge shown for the Maximum Charge for the Cost of Insurance Charge.

Variable Universal Life Plus – NY Prospectus	5

[4]

For the Minimum Charge for the Cost of Insurance Charge, the Current Charge assumes that the Policy is in the first Policy Year, and that the Insured has the following characteristics: Female, Issue Ages 1-10, Premier Non-Tobacco underwriting classification. For the Minimum Charge for the Cost of Insurance Charge, the Guaranteed Maximum Charge assumes that the Insured has the following characteristic: Female, Issue Ages 1-13, Premier Non-Tobacco underwriting classification. Charges applicable to other combinations of Policy Year and Insured characteristics may be the same as the charge shown for the Minimum Charge for the Cost of Insurance Charge.

[5]

The amount of the Cost of Insurance Charge is determined by multiplying the net amount at risk by the cost of insurance rate (see “Charges and Deductions”). The net amount at risk is the difference between the Death Benefit (or the Guaranteed Minimum Death Benefit if the Policy is in force under the Death Benefit Guarantee) and the Policy Value. Generally, the cost of insurance rate will increase each Policy Year.

[6]	For purposes of this charge, the Contract Fund Value is as of the day previous to a Monthly Processing Date plus investment results applicable for that Monthly Processing Date.
[7]

The Maximum Charge for the Administrative Charge assumes that the Insured has the following characteristics: Issue Age 75, Class 1 to 9 Non-Tobacco/Occasional Tobacco, Standard Plus Tobacco, and Class 1 to 7 Tobacco underwriting classification.

[8]

The Minimum Charge for the Administrative Charge assumes that the Insured has the following characteristics: Issue Ages 0-45, Premier, Preferred, and Standard Plus Non-Tobacco and Premier and Preferred Tobacco underwriting classification.

[9]

For the Maximum Charge for the Specified Amount Charge, the Current Charge and the Guaranteed Maximum Charge assumes that the Insured has the following characteristics: Issue Age 65, Class Preferred, Standard Plus and Class 1 to 7 Tobacco underwriting classification.

[10]

The Minimum Charge for the Specified Amount Charge, the Current Charge and the Guaranteed Maximum Charge assumes that the Insured has the following characteristics: Issue age 15, Class Premier, Preferred Non-Tobacco/Occasional Tobacco underwriting.

[11]

This charge is deducted from Contract Fund Value when there is Policy Debt and is intended to cover the costs associated with loans. This charge, that has a guaranteed maximum rate of 2%, encompasses any loan interest spread, which is the difference between the interest rate charged on policy loan amounts and the interest rate credited on amounts designated as collateral for the loan. The interest rates charged to loan amounts and credited to collateral are adjustable but are subject to a guaranteed maximum difference of 2%. Please see “Policy Loans” for more information regarding how the loan interest rate is calculated.

[12]	The current minimum Specified Amount is $100,000 for Issue Ages 18-75 and $50,000 for Issue Ages 0-17.
[13]

The Maximum Charge for the Underwriting and Issue Charge assumes that the Insured has the following characteristics: Issue Age 25, Class 1 to 9 Non-Tobacco/Occasional Tobacco, Standard Plus Tobacco, and Class 1 to 7 Tobacco underwriting classification.

[14]

The Minimum Charge for the Underwriting and Issue Charge assumes that the Insured has the following characteristics: Issue Age 55, Premier, Preferred; and Standard Plus Non-Tobacco/Occasional Tobacco; Premier and Preferred Tobacco underwriting classification.

[15]

The charges for the Payment of Selected Monthly Premium Upon Total Disability vary based on the Insured’s Attained Age, underwriting classification, and “Selected Monthly Premium,” and may increase from year to year. Selected Monthly Premium is an amount the Owner selects subject to a maximum permitted amount. The charges shown in the table may not be representative of the charges a particular Owner may pay. If selected, the Selected Monthly Premium Benefit provides, during the total disability of the Insured, for the payment of the greater of (1) the Selected Monthly Premium or (2) the amount needed to provide for the payment of the “Specified Monthly Charges” (current Monthly Policy Charges excluding the Monthly Policy Debt Expense Charge and the charge for this benefit). (See “Optional Benefits” for more information about this benefit.) The monthly charge for this benefit is the greater of the selected monthly premium rate times the Selected Monthly Premium or the specified monthly charges rate times the Specified Monthly Charges. If this optional benefit is selected, the maximum rates are shown in your Policy.

[16]

The Maximum Charge for the Payment of Selected Monthly Premium Upon Total Disability Charge assumes that the Insured has the following characteristics: Attained Age 57, standard underwriting classification.

[17]

The Minimum Charge for the Payment of Selected Monthly Premium Upon Total Disability Charge assumes that the Insured has the following characteristics: Attained Ages 0-17, standard underwriting classification. This assumes the amount of the charge determined by the Selected Monthly Premium is greater than the amount of the charge determined by the Specified Monthly Charges.

[18]

The charges for the Additional Purchase Benefit vary based on the Insured’s gender and Attained Age at the time the benefit is added to the policy. The charges shown in the table may not be representative of the charges a particular Owner may pay. The maximum Additional Purchase Benefit amount is the lesser of two times the Specified Amount and $200,000.

[19]

The Current Charge for the Maximum Charge for the Additional Purchase Benefit Charge assumes that the Insured has the following characteristics: Male, Benefit added at Attained Age 13-14. The Guaranteed Maximum Charge for the Additional Purchase Benefit Charge assumes that the Insured has the following characteristics: Benefit added at Attained Age 38 for Male or Female.

[20]

The Current Charge for the Minimum Charge for the Additional Purchase Benefit Charge assumes that the insured has the following characteristics: Female, Benefit added at Attained Age 36 and 38. The Guaranteed Maximum Charge for the Minimum Charge of the Additional Purchase Benefit Charge assumes that the Insured has the following characteristic: Male or Female, Benefit added at Attained Age 0.

Annual Portfolio Operating Expenses

The table below shows the range (minimum and maximum) of total operating expenses, including investment advisory fees, distribution (12b-1) fees and other expenses of the Portfolios that you may pay periodically during the time you own the Policy. The first line of this table lists expenses that do not reflect fee waivers or expense limits and reimbursements, nor do they reflect short-term trading redemption fees, if any, charged by the Portfolios. The information is based on operations for the year ended December 31, 2018. Fees are deducted from, and expenses are paid out of, the assets of the Portfolios that are described in the prospectuses for the Funds. More details concerning these fees and expenses are contained in the attached prospectuses for the Funds.

	Minimum	Maximum
Range of Total Annual Portfolio Operating Expenses (expenses include investment advisory fees, distribution (12b-1) fees, and other expenses as a percentage of average Portfolio assets)	0.21%	1.42%
Range of Total Annual Portfolio Operating Expenses After Contractual Fee Waiver or Reimbursement*	0.20%	1.21%

*

The “Range of Total Annual Portfolio Operating Expenses After Contractual Fee Waiver or Reimbursement” line in the above table shows the minimum and maximum fees and expenses charged by all of the Portfolios after taking into account contractual fee waiver or reimbursement arrangements in place. Those contractual arrangements are designed to reduce Total Annual Portfolio Operating Expenses for Owners and will continue for at least one year from the date of this prospectus. For more information about which Portfolios currently have such contractual reimbursement or fee waiver arrangements in place, see the prospectuses of the underlying Funds.

For more information about voluntary fee waivers that may be in place, see the “Charges and Deductions” section.

6	Variable Universal Life Plus – NY Prospectus

Northwestern Mutual

The Northwestern Mutual Life Insurance Company is a mutual life insurance company organized by a special act of the Wisconsin Legislature in 1857. It is licensed to conduct a conventional life insurance business in the District of Columbia and in all states of the United States. Its total assets were over $272 billion as of December 31, 2018. The Home Office of Northwestern Mutual is located at 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

“Northwestern Mutual,” “Company,” “we,” “us,” and “our” in this prospectus mean The Northwestern Mutual Life Insurance Company.

General Account assets are used to guarantee the payment of certain benefits under the Policy, including death benefits. To the extent that we are required to pay you amounts under these benefits that are in addition to assets in the Separate Account, such amounts will come from General Account assets. Thus, Owners must look to the strength of the Company and its General Account with regard to guarantees under the Policy. The General Account is exposed to the risks normally associated with the operation of a life insurance company, including insurance pricing, asset liability management and interest rate risk, operational risks, and the investment risks of a portfolio of securities that consists largely, though not exclusively, of fixed-income securities. Some of the risks associated with such a portfolio include interest rate, option, liquidity, and credit risk. The financial statements contained in the Statement of Additional Information include a further discussion of risks inherent within the General Account investments. The assets in the General Account are subject to the claims of the Company’s general creditors.

The Separate Account

We established the Separate Account by action of our Trustees on March 22, 2006, in accordance with the provisions of Wisconsin insurance law. The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the “1940 Act”). We own the assets in the Separate Account and we are obligated to pay all benefits under the Policies. We may use the Separate Account to support other variable life insurance policies we issue. We have divided the Separate Account into Divisions, each of which invests in shares of one Portfolio of the Funds.

Subject to any applicable limitations, you may allocate the money you invest under your Policy among the Divisions described elsewhere in this Prospectus. Each Division corresponds to one of the Portfolios of the Funds. Under Wisconsin law, Separate Account assets are held separate from our other assets and are not part of our General Account. Income, gains, and losses, whether or not realized, from assets allocated to the Separate Account will be credited to or charged against the Separate Account without regard to our other income, gains, or losses. Income, gains, and losses credited to, or charged against, a Division reflect that Division’s own investment performance and not the investment performance of our other assets. We may not use the Separate Account’s assets to pay any of our liabilities other than those arising from the Policies and any other variable life insurance Policies funded by the Separate Account. We may, however, use all of our assets (except those held in certain other separate accounts) to satisfy our obligations under your Policy.

Where permitted by law and subject to any required regulatory approvals or votes by Owners, we reserve the right to:

•	operate the Separate Account or a Division either as a unit investment trust or a management investment company under the 1940 Act, or in any other form permitted by law, if deemed by the Company to be in the best interest of Owners;

•	invest current and future assets of a Division in securities of another Portfolio as a substitute for shares of a Portfolio already purchased or to be purchased;

•	register or deregister the Separate Account under the 1940 Act or change its classification under that Act;

•	create new separate accounts;

•	combine the Separate Account with any other separate account;

•	transfer cash from time to time between the General Account and the Separate Account as deemed necessary or appropriate and consistent with the terms of the Policy, including but not limited to transfers for the deduction of charges and in support of payment options;

•	on behalf of the Company, transfer assets of the Separate Account in excess of reserve requirements (only for accrued fees and charges or any seed capital) applicable to the Policies supported by the Separate Account to the General Account (assets remaining in the Separate Account necessary to fulfill its obligations under the Policy are not subject to claims against or losses in the General Account);

•	transfer the assets and liabilities of the Separate Account to another separate account;

Variable Universal Life Plus – NY Prospectus	7

•	add, delete or make changes to the securities and other assets held or purchased by the Separate Account;

•	terminate and/or liquidate the Separate Account;

•	restrict or eliminate any voting rights of Owners or other persons having voting rights as to the Separate Account; and
•	make any changes to the Separate Account to conform with, or required by any change in, federal tax law, the 1940 Act and regulations promulgated thereunder, or any other applicable federal or state laws.

In the event that we take any of these actions, we may make an appropriate endorsement of your Policy and take other actions necessary to comply with applicable law.

The Funds

A variety of investment options are made available under the Policy for allocation. However, the Company does not endorse or recommend any particular option, nor does it provide investment advice. You are responsible for choosing your investment options and should make your choices based on your individual situation and risk tolerances. After making your initial allocation decisions, you should monitor your allocations and periodically review the options you select and the amounts allocated to each to ensure your selections continue to be appropriate. The amounts you invest in a particular Division are not guaranteed and, because both principal and any return on the investment are subject to market risk, you can lose money.

The assets of each Division are invested in a corresponding Portfolio that is a series of one of the following mutual funds: Northwestern Mutual Series Fund, Inc.; Fidelity® Variable Insurance Products; Neuberger Berman Advisers Management Trust; Russell Investment Funds; and Credit Suisse Trust. The Separate Account buys shares of the Portfolios at their respective net asset values without sales charge. The Portfolios are available for investment only by separate accounts supporting variable insurance products and are not publicly traded. Their performance can differ substantially from publicly traded mutual funds with similar names. The specific Portfolios available under your Policy may change from time to time, and not all Portfolios in which assets of the Separate Account are invested may be available under your Policy. Your ability to invest in a Portfolio may be affected by the actions of such Portfolio, such as when a Portfolio closes.

The investment objectives of each Portfolio are set forth below. There is no assurance that any of the Portfolios will achieve its stated objective(s). You can find more detailed information about the Portfolios, including a description of each Portfolio, in the attached Portfolio prospectuses. Read the prospectuses for the Portfolios carefully before investing. Please see the prospectuses for the Portfolios for a discussion of the potential risks and conflicts presented by the use of a Portfolio as an investment option under variable annuity contracts and variable life insurance policies offered by affiliated and non-affiliated life insurance companies. Note: If you received a summary prospectus for a Portfolio listed below, please follow the directions on the first page of the summary prospectus to obtain a copy of the full fund prospectus.

Northwestern Mutual Series Fund, Inc. (the “Series Fund”)

The principal investment adviser for the Portfolios of the Series Fund is Mason Street Advisors, LLC (“MSA”), our wholly-owned company. The investment advisory agreements for the respective Portfolios provide that MSA will provide services and bear certain expenses of the Series Fund. MSA employs a staff of investment professionals to manage the assets of the Series Fund and the other advisory clients of MSA. We provide related facilities and personnel, which MSA uses in performing its investment advisory functions. MSA has retained and oversees a number of asset management firms under investment sub-advisory agreements to provide day-to-day management of the Portfolios indicated below. Each such sub-adviser may be replaced without the approval of shareholders. Please see the attached prospectuses for the Series Fund for more information.

Portfolio	Investment Objective	Sub-adviser (if applicable)
Growth Stock Portfolio	Long-term growth of capital; current income is a secondary objective	T. Rowe Price Associates, Inc.
Focused Appreciation Portfolio	Long-term growth of capital	Loomis, Sayles & Company, L.P.
Large Cap Core Stock Portfolio	Long-term growth of capital and income	Wellington Management Company LLP
Large Cap Blend Portfolio	Long-term growth of capital and income	Fiduciary Management, Inc.
Index 500 Stock Portfolio	Investment results that approximate the performance of the Standard & Poor’s 500® Composite Stock Price Index	N/A
Large Company Value Portfolio	Long-term capital growth; income is a secondary objective	American Century Investment Management, Inc.

8	Variable Universal Life Plus – NY Prospectus

Portfolio	Investment Objective	Sub-adviser (if applicable)
Domestic Equity Portfolio	Long-term growth of capital and income	Delaware Investments Fund Advisers, a series of Macquarie Investment Management Business Trust
Equity Income Portfolio	Long-term growth of capital and income	T. Rowe Price Associates, Inc.
Mid Cap Growth Stock Portfolio	Long-term growth of capital	Wellington Management Company LLP
Index 400 Stock Portfolio	Investment results that approximate the performance of the S&P MidCap 400® Stock Price Index	N/A
Mid Cap Value Portfolio	Long-term capital growth; current income is a secondary objective	American Century Investment Management, Inc.
Small Cap Growth Stock Portfolio	Long-term growth of capital	Wellington Management Company LLP
Index 600 Stock Portfolio	Investment results that approximate the performance of the Standard & Poor’s SmallCap 600® Index	N/A
Small Cap Value Portfolio	Long-term growth of capital	T. Rowe Price Associates, Inc.
International Growth Portfolio	Long-term growth of capital	FIAM LLC
Research International Core Portfolio	Capital appreciation	Aberdeen Asset Managers Limited
International Equity Portfolio	Long-term growth of capital; any income realized will be incidental	Templeton Investment Counsel, LLC
Emerging Markets Equity Portfolio	Capital appreciation	Massachusetts Financial Services Company
Government Money Market Portfolio(1)	Maximum current income to the extent consistent with liquidity and stability of capital	BlackRock Advisors, LLC
Short-Term Bond Portfolio	To provide as high a level of current income as is consistent with prudent investment risk	T. Rowe Price Associates, Inc.
Select Bond Portfolio	To provide as high a level of total return as is consistent with prudent investment risk; a secondary objective is to seek preservation of shareholders’ capital	Wells Capital Management, Inc.
Long-Term U.S. Government Bond Portfolio	Maximum total return, consistent with preservation of capital and prudent investment management	Pacific Investment Management Company LLC
Inflation Protection Portfolio	Pursue total return using a strategy that seeks to protect against U.S. inflation	American Century Investment Management, Inc.
High Yield Bond Portfolio(2)	High current income and capital appreciation	Federated Investment Management Company
Multi-Sector Bond Portfolio	Maximum total return, consistent with prudent investment management	Pacific Investment Management Company LLC
Balanced Portfolio	To realize as high a level of total return as is consistent with prudent investment risk, through income and capital appreciation	N/A
Asset Allocation Portfolio	To realize as high a level of total return as is consistent with reasonable investment risk	N/A

(1)

Although the Government Money Market Portfolio seeks to preserve its value at $1.00 per share, it is possible to lose money by investing in the Government Money Market Portfolio. An investment in a money market portfolio is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any government agency. During extended periods of low interest rates, the yield of a money market portfolio may also become extremely low and possibly negative. Please note that allocations into the Government Money Market Division are subject to certain restrictions if your Death Benefit Guarantee is in effect (see “Restrictions on Amounts in the Government Money Market Division” below).

(2)	High yield bonds are commonly referred to as junk bonds.

Variable Universal Life Plus – NY Prospectus	9

Fidelity® Variable Insurance Products

The Fidelity® VIP Mid Cap Portfolio and the Fidelity® VIP Contrafund® Portfolio are series of Variable Insurance Products Fund III and the Variable Insurance Products Fund II, respectively. The Separate Account buys Service Class 2 shares of the Portfolios, the investment adviser for which is the Fidelity Management & Research Company (FMR). The following affiliates of FMR also assist with foreign investments: Fidelity Management & Research (U.K.) Inc., Fidelity Management & Research (Hong Kong) Limited, and Fidelity Management & Research (Japan) Inc.

Portfolio	Investment Objective	Sub-adviser
VIP Mid Cap Portfolio	Long-term growth of capital	FMR Co., Inc.
VIP Contrafund® Portfolio	Long-term capital appreciation	FMR Co., Inc.

Neuberger Berman Advisers Management Trust

The Neuberger Berman Advisers Management Trust Sustainable Equity Portfolio is a series of the Neuberger Berman Advisers Management Trust. The Separate Account buys Class I shares of the Portfolio, the investment adviser for which is Neuberger Berman Investment Advisers LLC.

Portfolio	Investment Objective
Sustainable Equity Portfolio	Long-term growth of capital by investing primarily in securities of companies that meet the Portfolio’s environmental, social and governance criteria

Russell Investment Funds

The assets of each of the Portfolios comprising the Russell Investment Funds are invested by one or more investment management organizations researched and recommended by Russell Investment Management LLC (“RIM”). RIM is the investment adviser of the Russell Investment Funds.

Portfolio	Investment Objective
U.S. Strategic Equity Fund	Long-term growth of capital
U.S. Small Cap Equity Fund	Long-term growth of capital
Global Real Estate Securities Fund	Current income and long-term growth of capital
International Developed Markets Fund	Long-term growth of capital
Strategic Bond Fund	Provide total return
LifePoints® Variable Target Portfolio Series Moderate Strategy Fund	Current income and moderate long-term capital appreciation
LifePoints® Variable Target Portfolio Series Balanced Strategy Fund	Above-average long-term capital appreciation and a moderate level of current income
LifePoints® Variable Target Portfolio Series Growth Strategy Fund	High long-term capital appreciation; and as a secondary objective, current income
LifePoints® Variable Target Portfolio Series Equity Growth Strategy Fund	High long-term capital appreciation

Credit Suisse Trust

The Commodity Return Strategy Portfolio is a series of Credit Suisse Trust. The Separate Account buys shares of the Portfolio, the investment adviser for which is Credit Suisse Asset Management, LLC.

Portfolio	Investment Objective
Commodity Return Strategy Portfolio	Total Return

Restrictions on the Government Money Market Division

In addition to any short-term trading or transfer restrictions, after the Initial Allocation Date (see “Allocating Premiums”), there are certain restrictions on investments in the Government Money Market Division that work in conjunction with amounts allocated to the NM Strength & Stability

Account fixed option if your Death Benefit guarantee is in effect. (Please see “Restrictions on Amounts in the Government Money Market Division” below.)

Payments We Receive

We select the Portfolios available through this Policy based on several criteria, including asset class coverage, the strength of

10	Variable Universal Life Plus – NY Prospectus

the investment adviser’s or sub-adviser’s reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Portfolio’s investment adviser or an affiliate will make payments to us or our affiliates. We review the Portfolios periodically and may remove a Portfolio or limit its availability to new premiums and/or transfers if we determine that the Portfolio no longer meets one or more of the selection criteria, and/or if the Portfolio has not attracted significant allocations from Owners. The Series Fund has been included in part because it is managed by a subsidiary of the Company.

We do not provide any investment advice and do not recommend or endorse any particular Portfolio. You bear the risk of any decline in the assets allocated to the Divisions resulting from the performance of the Portfolios you have chosen.

Owners, through their indirect investment in the Portfolios, bear the costs of the investment advisory or management fees that the Portfolios pay to their respective investment advisors (see the Portfolios’ prospectuses for more information). As described above, an investment adviser of a Portfolio, or its affiliates, may make payments to the Company and/or certain of our affiliates, which is generally a positive factor when selecting Portfolios. However, the amount of such payments is not determinative as to whether a Portfolio is available through the Policy. These payments may be derived, in whole or in part, from the advisory fee deducted from Portfolio assets. The amount of the compensation is based on a percentage of assets of the Portfolios attributable to the Policies and certain other variable insurance products that the Company issues. The percentages differ and some investment advisers (or other affiliates) may pay more than others. The percentages currently range up to 0.25%. These payments may be used for various purposes, including payment of expenses that the Company and/or its affiliates incur for services performed on behalf of the Policies and the Portfolios. The Company and its affiliates may profit from these payments.

Certain Portfolios have also adopted a Distribution (and/or Shareholder Servicing) Plan under Rule 12b-1 of the 1940 Act, which is described in more detail in the Portfolios’ prospectuses. The payments, which may be up to 0.25%, are deducted from assets of the Portfolios and are paid to our distributor, Northwestern Mutual Investment Services, LLC. These payments decrease the Portfolio’s investment return. We also consider the receipt of these payments generally to be a positive factor when selecting Portfolios.

Additionally, an investment adviser or sub-adviser of a Portfolio (or of an underlying fund in which a Portfolio invests) or its affiliates may provide the Company with wholesaling services that assist in the distribution of the Policies and may pay the Company and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the investment adviser or sub-adviser (or their affiliate) with increased access to persons involved in the distribution of the Policies.

Restrictions on Amounts in the Government Money Market Division

In addition to any short-term trading or transfer restrictions, (see “Transfers” and “Short-Term and Excessive Trading,” respectively), if available under your Policy, there are restrictions on the timing and amounts that can be allocated or transferred to Government Money Market Division depending on whether you have an active Death Benefit Guarantee (see “Death Benefit Guarantee”).

If Your Death Benefit Guarantee is Active.    After the Initial Allocation Date (see “Allocating Premiums), there are limits on the timing and amounts that can be allocated as premium payments or transferred by the Owner to the Government Money Market Division when the Death Benefit Guarantee is active. While the following may not be representative of the precise restrictions applicable to your Policy, the current restrictions for a representative policy include any or all of the following, separately or in combination:

•	Limits on Amounts. No amount may be allocated or transferred into the Government Money Market Division if such allocation or transfer would cause the sum of the amounts in the Government Money Market Division to exceed the limits described in the Policy. For a representative insured (Issue age 35) those percentages are
(please see the “Table of Policy Value Percentage Limits” in your Policy schedule pages for your exact limits):

Policy Year	Limit %	Policy Year	Limit %
1	5%	17	22%
2	5%	18	24%
3	5%	19	26%
4	5%	20	28%
5	5%	21	30%
6	6%	22	32%
7	7%	23	34%
8	8%	24	36%
9	9%	25	38%
10	10%	26	40%
11	11%	27	42%
12	12%	28	44%
13	14%	29	46%
14	16%	30	48%
15	18%	31+	50%
16	20%

•	Limit on Net Premiums. No Net Premium may be allocated to the Government Money Market Division if such allocation would cause the sum of the Net Premiums allocated to the Government Money Market Division to exceed the limit described in your Policy schedule pages, currently 50% of Net Premiums paid under the Policy;

Variable Universal Life Plus – NY Prospectus	11

•	Limit on Transfers. No transfer may be made to the Government Money Market Division in a Policy Year if such transfer would cause the sum of the amounts transferred to the Government Money Market Division in that Policy Year to exceed the limit described in your Policy schedule pages, currently 10% of the sum of allocations to the Divisions as of the most recent Policy Anniversary; and

Any Net Premium or amount that you request to be allocated to the Government Money Market Division that does not meet the above restrictions will be allocated to the other Divisions of the Separate Account based on your current allocation instructions. If your allocation instructions are not on file with us, the request will not be considered in Good Order and you or your Financial Representative will be contacted for further instructions.

Information About the Policy

Purchasing a Policy

When you purchase your Policy, you enter into a contract with us. Your Policy, together with your Application (including all underwriting questionnaires or supplements) and any amendments, endorsements, riders and optional benefits, is the entire contract. To purchase a Policy, you must submit the Application and, in most cases (see “When Insurance Coverage Takes Effect” below), an initial Premium Payment, to us through a Northwestern Mutual Financial Representative. Generally, the Policy is available for Insureds between Issue Ages 0-75. We must receive evidence of insurability that satisfies our underwriting standards before we will issue a Policy. We reserve the right to reject an Application if it does not meet our underwriting or administrative requirements or for any reason permitted by law.

Although we do not anticipate delays in our receipt and processing of Applications or Premium Payments, we may experience such delays to the extent Applications, underwriting information and Premium Payments to our Home Office are not received on a timely basis. Such delays could result in delays in the issuance of Policies and the allocation of Premium Payments under existing Policies.

Specified Amount

Your Policy’s initial amount of insurance coverage is its Initial Specified Amount. You select the Specified Amount when you apply for the Policy, subject to a minimum and our insurability and other underwriting requirements. The Specified Amount must be at least $100,000 for Issue Ages 18-75 and $50,000 for Issue Ages 0-17. We reserve the right to modify the minimum Specified Amount and underwriting requirements at any time.

You may decrease the Specified Amount while the Policy is in force, upon written request and subject to our approval. We will not permit a decrease if such decrease results in a Specified Amount less than the minimum Specified Amount we would require for issuance of a new Policy at the time of the change. A change in the Specified Amount will be effective on a Monthly Processing Date upon receipt of a written request in Good Order at our Home Office. If the request is received before the close of trading (typically, 4:00 p.m. Eastern Time) on the NYSE on a Monthly Processing Date, the change in Specified Amount will be effective on that date. If the request is not received on a

Monthly Processing Date, or on or after the close of trading on the NYSE on a Monthly Processing Date, the change in Specified Amount will be effective on the next Monthly Processing Date. If your request is not in Good Order, either we or your Financial Representative may notify you in writing, by telephone or by email in an effort to conform your request to our then-current requirements. We reserve the right to charge for more than one change to the Specified Amount in a Policy Year. We will deduct any such charge from the Contract Fund Value. (See “Charges and Expenses”).

The Insured is assigned an underwriting classification which we use to calculate cost of insurance and other charges. Most insurance companies use similar risk classification criteria. We normally use the medical or paramedical underwriting method to assign underwriting classifications, which may require a medical examination and is based on information provided in the application, which may include, among other things, financial information or the amount of insurance applied for. We may also, however, use other forms or methods of underwriting if we think it is appropriate.

Under certain circumstances the Policy may be eligible for a more favorable risk classification if the Insured has ceased use of tobacco or nicotine. Applications for such reclassification may be applied for on or after the first Policy Anniversary based on the Company’s then-current underwriting standards, which may include criteria other than tobacco or nicotine use or different standards on what constitutes use of these substances and may be contestable by the Company for two years after the effective date of the reclassification. Applications for reclassification approved by the Company will be effective on the next Monthly Processing Date after receipt of the application in Good Order.

When Insurance Coverage Takes Effect

Generally, we will accept the Policy Application and issue a Policy if we determine that the Insured meets our underwriting and administrative requirements. If a Premium Payment is paid with your Application, insurance coverage becomes effective (provided that the Insured is found to be insurable) on the Date of Issue, which is the later of the date the Application is signed or the date all medical evidence forms required for underwriting are provided. If a Premium Payment is first made at the time of Policy delivery, there is no insurance coverage prior to Policy delivery.

12	Variable Universal Life Plus – NY Prospectus

Your Policy Date is the date we use to determine the Issue Age of the Insured, which is used to determine the cost of insurance rates. The Policy Date also is the date used to establish Policy Years. Generally, the Policy Date is the Date of Issue. However, with our approval and subject to state insurance law limitations, we may backdate your Policy Date up to six months or future date it up to 30 days from the Date of Issue under normal circumstances. Backdating may lower your cost of insurance rate, but you will be assessed Monthly Policy Charges retroactive to the Policy Date you select. Future dating is sometimes requested to permit multiple insurance policies to have the same Monthly Processing Date to facilitate administration. We may future date your Policy Date up to 120 days if the Insured’s underwriting classification is different than requested on the Application. Modifying your Policy Date may require adjustments to your first Premium Payment relating to the Monthly Policy Charges for the period between the Date of Issue and the Policy Date and is subject to any current restrictions on available investment options. Both the Date of Issue and the Policy Date may be found in your Policy schedule pages.

Right to Return Policy

You may generally return the Policy for a refund within 10 days for any reason or sixty (60) days for replacements after you receive it by returning the Policy to us at our Home Office or to your Financial Representative. Unless state law requires otherwise, the amount of your refund will equal the sum of (a) your Policy’s Contract Fund Value on the date we receive your returned Policy or a written cancellation request at our Home Office plus (b) any previously deducted Premium charges, Monthly Policy Charge and Service Charges. (See “Allocating Premiums” and “Initial Allocation Date” below for more information regarding your initial Premium Payment and how we apply it to the Separate Account.)

Ownership Rights

As Owner of the Policy, you make the decisions about the Policy and Policy benefits while it is in force, without the consent of any beneficiary. If the Policy has more than one Owner, decisions with respect to the Policy and its benefits may be exercised only with the consent and authorization of all Owners. Generally, only Owners are entitled to important information about the Policy. Other persons, such as beneficiaries or payors, are entitled to only limited information.

To transfer ownership of the Policy to another person, the Owner must provide us written notification of the transfer and must supply any required information about the new Owner in a manner acceptable to the Company. We will not be responsible to the new Owner for any payment or other action taken by us until the written notification of the transfer is received by us at our Home Office. The transfer of ownership will then be effective as of the date the transfer form was signed. We may require you to send the Policy to our Home Office for endorsement to reflect the transfer of ownership. If the Owner is not the Insured, the Owner may name or change a successor Owner, who will become the new Owner upon the Owner’s death upon written notification similar in manner to transfers in ownership.

Exchange for a Fixed Benefit Policy

We allow you to exchange your Policy for a life insurance policy with benefits that do not vary with the investment experience of the Separate Account (“Fixed Benefit Policy”) at any time within 18 months provided premiums are duly paid. The Fixed Benefit Policy will be on the life of the same Insured and at the time of the exchange will have the same Policy Date and Issue Age and a Death Benefit at least as great as the initial Death Benefit of your Policy (assuming no decrease in Specified Amount prior to the exchange). The exchange may be subject to an equitable cash adjustment, which will recognize the investment performance of the Policy through the effective date of the exchange and may have tax consequences. An exchange will be effective when we receive a proper written request, as well as the Policy, and any amount due on the exchange.

In addition, you may exchange a Policy for a Fixed Benefit Policy if, at any time, a Fund changes its investment adviser, if there is a material change in the investment policies of a Portfolio that was approved by Owners, or the Portfolio is substituted for another portfolio (see “Other Policy Transactions-Substitution of Portfolio Shares and Other Changes”). There may be a cost associated with the exchange. You will be given notice of any such change and will have 60 days to make the exchange.

Modifying the Policy

Any Policy change that you request is subject to our then current insurability and processing requirements. Processing requirements may include, for example, completion of certain forms. satisfying certain evidentiary requirements or making any required payments.

If the Policy is changed or modified, we may make appropriate endorsements to the Policy, and we may require you to send your Policy to our Home Office for endorsement. Any modification or waiver of our rights or requirements under the Policy must be in writing and signed by an officer of the Company. No agent or other person may bind us by waiving or changing any provision contained in the Policy.

Upon notice to you, we may modify the Policy:

•	to conform the Policy, our operations, or the Separate Account’s operations to the requirements of any law (including any regulation issued by a government agency) to which the Policy, the Company, or the Separate Account is subject;

•	to ensure continued qualification of the Policy as a life insurance contract under the federal tax laws; or

•	to reflect a change in the Separate Account’s operation.

Variable Universal Life Plus – NY Prospectus	13

Premium Payments

A minimum initial Premium Payment is required to put your Policy in force. No insurance will take effect until the minimum initial Premium Payment is made. The minimum initial Premium Payment is based on the Issue Age, underwriting classification and sex of the Insured, the Initial Specified Amount, any optional benefits and, if applicable, the Death Benefit Guarantee Period. For certain Death Benefit Guarantee Periods, a minimum Premium Payment is required to be paid in the first Policy Year.

Although you must make sufficient Premium Payments to keep the Policy in force, after we issue the Policy there is no required schedule or amount of Premium Payments. However, if you elect a Death Benefit Guarantee, a minimum Premium Payment is required to meet the Death Benefit Guarantee Test. (See “Death Benefit Guarantee”). Unless the Death Benefit Guarantee is available to keep your Policy from terminating, investment results of the Divisions to which your Net Premium is allocated will affect the Premium Payments you are required to make to keep your Policy in force. There are limits on your investments into the Government Money Market Fund (see “Restrictions on Amounts in the Government Money Market Division”).

You may send Premium Payments to our Home Office or to a payment center designated by us. All payments must be made in U.S. Dollars payable through a U.S. financial institution. We accept Premium Payments by check or electronic funds transfer (“EFT”). We do not accept third-party checks at the Home Office as part of the initial Premium Payment. We generally will not accept cash, money orders, traveler’s checks or “starter” checks; however, in limited circumstances, we may accept some cash equivalents in accord with our anti-money laundering procedures. If you make a Premium Payment with a check or bank draft and, for whatever reason, it is later returned unpaid or uncollected, or if a Premium Payment by EFT is reversed, we reserve the right to reverse the transaction. We also reserve the right to recover any resulting losses incurred by us by withdrawing a sufficient amount of Policy Value.

After the In Force Date (See “Allocating Premiums to the Separate Account” below), Net Premiums are placed in the Divisions on the date we receive your Premium Payment in Good Order at our Home Office and are credited as of the date of receipt. Premiums received before the close of trading (typically, 4:00 p.m. Eastern Time) on the NYSE on a Valuation Date are deemed to be received and credited on that Valuation Date. If received on or after the close of trading on a Valuation Date, or a day other than a Valuation Date, they are deemed to be received and credited on the next Valuation Date. If your payment is not in Good Order, either we or your Financial Representative will notify you in writing, by telephone or by email in an effort to conform your payment to our then-current requirements.

You may not make any Premium Payments after the Policy Anniversary nearest the Insured’s 121st birthday. You may not make additional Premium Payments of less than $25. A Premium Payment that would either exceed cumulative premiums illustrated in the Application or increase the Policy’s Death Benefit more than it increases the Policy Value will be accepted only if: the insurance in force, as increased, will be within our issue limits; our insurability requirements are met; and the Premium Payment is received prior to the Policy Anniversary nearest the Insured’s 85th birthday.

We have the right to limit or refund a Premium Payment or make distributions from the Policy as necessary to continue to qualify the Policy as life insurance under federal tax law, including the classification of your Policy as a modified endowment contract. We may accept a premium at the direction of the Owner, however, even if it would cause the Policy to be classified as a modified endowment contract. (See “Tax Considerations”).

If we receive a Premium Payment before its due date in circumstances where allocating such Premium to your Policy could result in your Policy failing to qualify as life insurance or being classified as a modified endowment contract, or where the Premium Payment was intended to be applied as of its due date, depending on you or your Financial Representative’s instructions we may hold the Premium or partial Premium Payment in a non-interest bearing account until its due date, at which time we will allocate your payment to the Divisions according to then-current allocation instructions.

If there is Policy Debt, payments received at our Home Office, or to a payment center designated by us, that are not designated as Premium Payments will be treated as payments to reduce Policy Debt. (See “Policy Loans”).

If mandated under applicable law, we may be required to reject a Premium Payment. We may also be required to provide information about you and your account to government regulators.

Allocating Premiums

When you apply for a Policy, you must instruct us in the Application or supplement to the Application to allocate your Net Premium to one or more Divisions of the Separate Account. Net Premiums are premiums less deductions from premiums, such as premium expense charges. (See “Charges and Deductions—Premium Expense Charge”).

If your initial Premium Payment is submitted with your Application, we will place the Premium Payment in our General Account, and the Net Premium will remain in our General Account until the In Force Date. We may credit the Net Premium with interest while it remains in the General Account. We may change the rate of interest we credit initial Net Premiums held in our General Account at any time and at our sole discretion, but the rate will not be less than 0%. For more information, please contact Advanced Markets Operations at 1-866-464-3800. On the In Force Date, we will transfer and credit the initial Net Premium and accrued interest to the Government Money Market Division of the Separate Account except in certain limited circumstances (see “Initial Allocation Date” below). If the In Force Date is not a Valuation Date, then we will transfer and credit the initial Net

14	Variable Universal Life Plus – NY Prospectus

Premium and accrued interest on the next Valuation Date. Short-term premium charges, for any term insurance coverage provided from the Issue Date to the Policy Date, are deducted from the initial Premium Payment if applicable.

If payment is not made with your Application, we will transfer and credit the initial Net Premium to the Government Money Market Division of the Separate Account on the Valuation Date we receive it in Good Order at our Home Office. If payments are received before the close of trading (typically, 4:00 p.m. Eastern Time) on the NYSE on a Valuation Date, they will be transferred and credited to the Government Money Market Division on that date. If the payment is received on or after the close of trading on a Valuation Date, or on a day other than a Valuation Date, they will be transferred and credited to the Government Money Market Division on the next Valuation Date. If your payment is not in Good Order, either we or your Financial Representative will notify you in writing, by telephone or by email in an effort to conform your payment to our then-current requirements.

The date on which we allocate your initial Net Premium among the Divisions in accordance with your instructions is referred to as the “Initial Allocation Date.” After the In Force Date and prior to the Initial Allocation Date, we transfer and credit Net Premiums to the Government Money Market Division of the Separate Account. The Initial Allocation Date is shown in the Policy schedule pages.

Initial Allocation Date    Your Initial Allocation Date is determined by a series of rules.

•	First, if you have requested a Policy Date that is later than the date your Policy is approved, your Initial Allocation Date will not be earlier than the future Policy Date you requested.

•	Second, if your initial Premium Payment is submitted with your Application and your Policy is issued as applied for, your Initial Allocation Date will be the In Force Date; if we issue your Policy other than as applied for, your Initial Allocation Date will be the day we receive notification of Policy delivery in the Home Office. If your initial Premium Payment is not submitted with your Application, your Initial Allocation Date will be the later of the day we receive notification of Policy delivery or the day we receive your initial Premium Payment.

The initial allocation instructions we receive from you will remain in effect for subsequent Net Premiums until we receive your written request to change them. You may change your allocation for future Net Premiums at any time subject to the restrictions noted in this Prospectus. The change will be effective on the Valuation Date on or next following the date we receive your request in Good Order at our Home Office. Requests received before the close of trading (typically, 4:00 p.m. Eastern Time) on the NYSE on a Valuation Date are deemed to be received and effective on that Valuation Date. If received on or after the close of trading on a Valuation Date, or a day other than a Valuation Date, requests are deemed to be received and effective on the next Valuation Date. If your request is not in Good Order, we will continue to credit Net

Premiums to your Policy according to the allocation instructions then in effect and either we or your Financial Representative will notify you in writing, by telephone or by email in an effort to conform your request with our then-current requirements.

In order to take full advantage of these features, you should carefully consider, on a continuing basis, which options are best suited to your long-term investment needs. Investment returns from amounts allocated to the Divisions will vary with the investment performance of the Divisions and will be reduced by Policy charges. You bear the entire investment risk for amounts you allocate to the Divisions. You should periodically review your allocation instructions in light of market conditions and your overall life insurance and financial objectives. Your Financial Representative may provide us with instructions on your behalf involving the allocation of amounts among available Divisions, subject to our rules and requirements, including the restrictions on Transfers, Short Term Trading and other restrictions specific to the Government Money Market Division noted in this Prospectus (see “Restrictions on Amounts in the Government Money Market Division”).

You may request allocation changes in writing (including via facsimile or, under limited circumstances, by email) or by calling Advanced Markets Operations at 1-866-464-3800. You may also submit allocation instructions via the Internet at www.northwesternmutual.com (“Electronic Instructions”) in accordance with our then-current Internet procedures provided you have properly authorized us to accept Electronic Instructions in advance of your request. For more information see “Owner Inquiries.” Please note that we are not required to accept Electronic Instructions and we will not be responsible for losses resulting from transactions based on unauthorized Electronic Instructions, provided we follow procedures reasonably designed to verify the authenticity of Electronic Instructions. We reserve the right to limit, modify, suspend or terminate the ability to make requests via Electronic Instructions.

Determination of Values

The Contract Fund Value is the sum of amounts in the Divisions (also known as the Investment Account). At no time does the Contract Fund Value include Policy Debt. The Policy Value is the Contract Fund Value plus any Policy Debt. On the Policy Date, the Contract Fund Value is equal to the Net Premium less the Monthly Policy Charge. On any day after the Policy Date, the Contract Fund Value is equal to what it was on the previous Valuation Date plus any of these items applicable for the current Valuation Date:

•	any increase attributable to the portion of amounts in the Divisions that experience a positive rate of return for the current Valuation Period;

•	any additional Net Premium;

•	any loan repayment and accrued loan interest payment; and

•	any dividends directed to increase Contract Fund Value;

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minus any of the following items applicable to the current Valuation Date:

•	any decrease attributable to the portion of amounts in the Divisions that experience a negative rate of return for the current Valuation Period;

•	the Monthly Policy Charge;

•	any Policy loans;

•	any withdrawals; and

•	any other applicable service fees or changes, reduction in Specified Amount and transfers.

Death Benefit

Life Insurance Benefit    As long as your Policy is in force, we will pay the Life Insurance Benefit to your beneficiary or beneficiaries once we receive at our Home Office satisfactory proof of the Insured’s death. We will pay the Life Insurance Benefit either in a lump sum or, at your option or the option of your beneficiary, by establishing a fixed Income Plan in the beneficiary’s name. (See “Income Plan Options”). Payments under these plans are from our General Account, and are subject to the claims of our creditors. Owners must look to the financial strength of the Company and its General Account with regard to guarantees under the Policy.

Subject to applicable provisions of the policy (e.g., misstatements), the amount of the Life Insurance Benefit will be:

•	the Death Benefit, or the Guaranteed Minimum Death Benefit if the Policy is in force under the Death Benefit Guarantee; minus

•	the amount of any Policy Debt; minus

•	the amount of any adjustments to the Life Insurance Benefit where (i) the Death Benefit Guarantee is keeping the Policy in force and the Insured dies during the Death Benefit Guarantee Grace Period or (ii) the Insured dies during a Policy Grace Period. (See “Death Benefit Guarantee Grace Period” and “Termination and Reinstatement”).

These amounts will be determined as of the date of the Insured’s death. Even though the Owner does not have the right to take any Policy loans or withdrawals after the date of the Insured’s death, any Policy loans or withdrawals that are taken after the date of the Insured’s death will be deducted from the Life Insurance Benefit.

We will pay the Life Insurance Benefit to the beneficiary if he or she survives the Insured and is alive on the date of payment. (See “Other Policy Provisions—Naming a Beneficiary”). If no Income Plan is elected or until the Life Insurance Benefit is paid into an Income Plan (see “Income Plan Options” below), we will pay interest on the Life Insurance Benefit from the date of the Insured’s death based on rates declared by the Company provided the rate shall not be less than the rate, if any, required by New York law for unpaid death proceeds under a life insurance policy. The investment performance of the Portfolios, as well as the charges and expenses under your Policy, may decrease your Death Benefit. Death Benefits may be limited for Insureds under the age of fifteen.

The Company will usually mail the proceeds of your Life Insurance Benefit within seven days after we receive all satisfactory proof of death at our Home Office. However, we may postpone payment after proof of death whenever the NYSE is closed or restricted (other than on customary weekend and holidays) or if the SEC permits such a delay by rule, order or declaration. During any such postponement, proceeds will be held in our General account and are subject to the claims of our creditors.

Death Benefit Options    The Death Benefit before the Policy Anniversary nearest the Insured’s 121st birthday is determined by the Death Benefit option in effect at the time of the Insured’s death. The Death Benefit on and after the Policy Anniversary nearest the Insured’s 121st birthday will be equal to the Policy Value. If you select the Death Benefit Guarantee option with a lifetime period and the guarantee has not previously terminated, then the Death Benefit on and after the Policy Anniversary nearest the Insured’s 121st birthday will be the greater of the Policy Value or the Guaranteed Minimum Death Benefit.

The Policy provides for three Death Benefit options:

•	Option A—the greater of the Specified Amount or the Minimum Death Benefit;

•	Option B—the greater of the Specified Amount plus Policy Value or the Minimum Death Benefit; or

•	Option C—the greater of the Specified Amount plus Cumulative Premiums minus Cumulative Withdrawals or the Minimum Death Benefit.

We calculate the amount available under the applicable Death Benefit option as of the date of the Insured’s death. You must elect a Death Benefit option at issue or your application will be deemed not in Good Order, in which case either we or your Financial Representative may notify you in an effort to conform your application to our then-current requirements.

The option you choose on your Application will generally depend on whether you prefer an increasing Death Benefit or a larger Policy Value, but in each case the Death Benefit will be at least the Minimum Death Benefit required for your Policy to qualify as life insurance under the Code. For purposes of Option C, cumulative Premium Payments do not include amounts credited to the Policy under the Payment of Selected Monthly Premium Upon Total Disability.

Minimum Death Benefit    The Minimum Death Benefit is the amount required by federal tax law to maintain the Policy as a life insurance contract. Under any of the Death Benefit options, we will increase the Death Benefit if necessary to satisfy this requirement. A Policy must satisfy one of two testing methods to qualify as life insurance for federal income tax purposes. You may choose either the Guideline Premium/Cash Value Corridor Test or the Cash Value Accumulation

16	Variable Universal Life Plus – NY Prospectus

Test. Both tests require the Policy’s Death Benefit to equal or exceed a defined relationship to, or multiple of, the Policy Value. You make the choice of testing methods when you purchase a Policy and it cannot be changed.

For the Guideline Premium/Cash Value Corridor Test the minimum multiples of Death Benefit to the Policy Value are shown in the following table.

Guideline Premium/Cash Value—Corridor Test Multiples

Attained Age	Policy Value %	Attained Age	Policy Value %
40 or less	250	61	128
41	243	62	126
42	236	63	124
43	229	64	122
44	222	65	120
45	215	66	119
46	209	67	118
47	203	68	117
48	197	69	116
49	191	70	116
50	185	71	113
51	178	72	111
52	171	73	109
53	164	74	107
54	157	75-90	105
55	150	91	104
56	146	92	103
57	142	93	102
58	138	94	101
59	134	95 or more	100
60	130

For the Cash Value Accumulation Test, the minimum multiples of Death Benefit to the Policy Value are calculated using net single premiums based on the Attained Age of the Insured, the Policy’s underwriting classification and a 4% interest rate, with an adjustment made for certain kinds of optional benefits, if any.

Generally, the Guideline Premium/Cash Value Corridor Test has lower minimum multiples than the Cash Value Accumulation Test, usually resulting in better cash value accumulation for a given amount of premium and Specified Amount. This is because the Guideline Premium/Cash Value Corridor Test generally requires a lower Death Benefit and therefore a lower corresponding cost of insurance charge. However, the Guideline Premium/Cash Value Corridor Test limits the amount of Premium Payment that may be paid in each Policy Year. Generally, the Cash Value Accumulation Test has no such annual limitation, and allows more Premium Payments to be paid during the early Policy Years.

Changing Death Benefit Options    You may change the Death Benefit option at any time while the Policy is in force, upon written request and subject to our approval. Death Benefit option changes are subject to our insurability requirements and issue limits. In addition, we will not permit a change if it would result in either (i) your Policy being disqualified as a life insurance contract under federal tax law, or (ii) a Specified Amount less than the minimum Specified

Amount we require for issuance of a new Policy at the time of the change. A Death Benefit option change may affect the Policy Value and Specified Amount, and also result in changes to, or termination of, the Death Benefit Guarantee. The Cost of Insurance Charge will increase if a change results in a larger net amount at risk. (See “Monthly Policy Charges and Service Charges”). A Death Benefit option change results in the same net amount at risk at the time of the change, but may result in a larger net amount at risk over time than had the change not occurred. For example, a change from Death Benefit Option A to Option B should result in moving from a net amount at risk that would decline over time (assuming increasing Policy Value) to a net amount at risk that would remain level over time. Changing the Death Benefit option may have tax consequences. (See “Tax Considerations”).

If the written request is received in Good Order at our Home Office before the close of trading (typically, 4:00 p.m. Eastern Time) on the NYSE on a Monthly Processing Date, a change in the Death Benefit option will be effective on that date. If the written request is not received on a Monthly Processing Date, or is received on or after the close of trading on a Monthly Processing Date, it will be effective on the next Monthly Processing Date. We reserve the right to charge for a Death Benefit option change. (See “Charges and Deduction—Monthly Policy Charges and Service Charges”).

Death Benefit Guarantee    The Policy offers a Death Benefit Guarantee Period elected at issue. The Death Benefit Guarantee Period is optional and is elected on the application and established at issue by the applicant. A Death Benefit option change may result in changes to, or termination of, the Death Benefit Guarantee. There is a charge for the Death Benefit Guarantee (see “Fee and Expense Tables–Periodic Charges” and “Charges and Deductions–Monthly Policy Charges and Service Charges”). The Death Benefit Guarantee Period is shown on the Policy schedule pages. The Death Benefit Guarantee is available to protect the Policy from terminating during the Death Benefit Guarantee Period so long as the Death Benefit Guarantee Test is met. (See “Death Benefit Guarantee Test”). The Death Benefit Guarantee keeps the Policy in force when the Policy does not have enough Cash Surrender Value to pay the current Monthly Policy Charge and the Policy would otherwise terminate without value. (See “Termination and Reinstatement”). Please note that certain allocation or transfer restrictions may be affected by whether or not your Death Benefit Guarantee is active. (See “Restrictions on Amounts in the Government Money Market Division.”)

When the Policy does not have sufficient Cash Surrender Value to pay the current Monthly Policy Charge and is being kept in force by the Death Benefit Guarantee, the Monthly Policy Charges will first reduce the Contract Fund Value, if any, to zero and will then accumulate as due and unpaid. Then, when you make a Premium Payment, we will deduct accumulated due and unpaid Monthly Policy Charges from Contract Fund Value. At the end of the Death Benefit Guarantee Period, if the Cash Surrender Value is less than the current Monthly Policy Charges, the Policy will enter the

Variable Universal Life Plus – NY Prospectus	17

Policy Grace Period and an additional Premium Payment will be required to keep the Policy in force. (See “Termination and Reinstatement”).

Guaranteed Minimum Death Benefit    If the Policy is being kept in force by the Death Benefit Guarantee when the Insured dies, the gross amount of death proceeds will be the Guaranteed Minimum Death Benefit (“GMDB”) regardless of the Death Benefit option in effect. On the Date of Issue the GMDB equals the Specified Amount. After the Date of Issue, if there is a Policy change that changes the Specified Amount, including a Death Benefit option change, then the GMDB will equal the lessor of the current GMDB or the new Specified Amount.

Death Benefit Guarantee Test    During the Death Benefit Guarantee Period, the Death Benefit Guarantee keeps the Policy from terminating, provided that the Death Benefit Guarantee Test is met. Unless the Death Benefit Guarantee was previously terminated, the Death Benefit Guarantee Test will be performed on each Monthly Processing Date during the Death Benefit Guarantee Period or until the Policy Anniversary nearest the Insured’s 121st birthday, if sooner. If the Death Benefit Guarantee Test is not met on a Monthly Processing Date, the Death Benefit Guarantee will enter a Death Benefit Guarantee Grace Period. The Death Benefit Guarantee Test is met provided that:

(1)	on the current Monthly Processing Date, (a) is greater than or equal to (b) where:

(a)	is the cumulative Premium Payments minus the sum of the following:

•	the cumulative withdrawals; and

•	principal loan balance (See “Policy Loans”); and

(b)	is the cumulative Death Benefit Guarantee Premiums for the current Monthly Processing Date;

AND

(2)	the Death Benefit Guarantee Test has been met on all prior Monthly Processing Dates, and has not previously been terminated due to a loan or withdrawal causing the test to not be met.

The Death Benefit Guarantee Test will be deemed to have been met on all prior Monthly Processing Dates during a Death Benefit Guarantee Grace Period if the required payment is paid prior to the expiration of the Death Benefit Guarantee Grace Period.

Death Benefit Guarantee Premium Suspension    Your Policy may be eligible for Death Benefit Guarantee Premium Suspension as indicated on your Policy schedule pages. Death Benefit Guarantee Premium Suspension is tested on the month prior to your next Policy Anniversary. It sets the Death Benefit Guarantee Monthly Premium to zero beginning on the next Monthly Processing Date until the next Policy Anniversary (or earlier if a “Retest Event” occurs), so long as the Death Benefit Guarantee is active (and not in a Death Benefit Grace Period) and the Contract Fund Value is in excess of the amounts indicated on the Table of Amounts for Determining Death Benefit Guarantee Premium Suspension (“Premium Suspension Table”) for a particular Monthly Processing Date shown in your Policy. A Retest Event is defined as a withdrawal, a Policy loan, a failure to pay accrued loan interest when due, an addition or increase of an Optional or other benefit, or a Death Benefit Option Change. If a Retest Event occurs, the Death Benefit Guarantee Premium Suspension will continue so long as immediately after the Retest Event the Death Benefit Guarantee Test is met and the Contract Fund Value is greater than or equal to the amount shown in the Premium Suspension Table for the Monthly Processing Date adjusted proportionately for any reduction to the Guaranteed Minimum Death Benefit resulting from the Retest Event.

Termination of Death Benefit Guarantee For Failure to Meet Death Benefit Guarantee Test    If on a Monthly Processing Date the Death Benefit Guarantee Test is not met, you will have 61 days to make an additional payment to keep the Death Benefit Guarantee, provided the Death Benefit Guarantee Period is not already scheduled to expire during that 61-day period. The Death Benefit Guarantee Grace Period will begin on the date we send you written notice of the amount of payment you must make. The minimum payment that you must make will be the amount necessary to meet the Death Benefit Guarantee Test at the end of the Death Benefit Guarantee Grace Period.

The Death Benefit Guarantee will continue during the Death Benefit Guarantee Grace Period, terminating at the end of such period if you do not make the required payment. If you do not make the required payment, you will not be able to reinstate the Death Benefit Guarantee.

When the Death Benefit Guarantee terminates, the Policy will still remain in force provided the Cash Surrender Value on the Monthly Processing Date is greater than the Monthly Policy Charges. If, however, this requirement is not met, the Policy will enter the Policy Grace Period, during which time you may still avoid termination of your Policy provided you make sufficient payments to keep your Policy in force. (See “Termination and Reinstatement”).

If the Insured dies during the Death Benefit Guarantee Grace Period and the Death Benefit Guarantee is keeping the Policy in force, we will deduct from the Life Insurance Benefit the amount of the payment required to meet the Death Benefit Guarantee Test as of the last Monthly Processing Date preceding or on the date of death of the Insured.

Income Plan Options

Upon the death of the Insured, if an Income Plan was not previously elected by you and in lieu of a lump sum or other payment agreed to by the Company, the beneficiary may elect to receive his or her share (or name and change beneficiaries—see “Other Policy Provisions—Naming a Beneficiary”) of the Life Insurance Benefit by either of the

18	Variable Universal Life Plus – NY Prospectus

fixed Income Plan options noted below. Payments under a fixed Income Plan option are not affected by the investment performance of the Divisions after the date of surrender or the date of the Insured’s death. Nothing in this section shall be construed to otherwise contradict the order of payment of the Life Insurance Benefit as described in the Policy, designated by you or under applicable law.

The Company will pay interest on the Life Insurance Benefit from the date of death of the Insured until the proceeds are paid into a fixed Income Plan. Payments under fixed Income Plan options will be based on rates declared by the Company on the effective date of the Income Plan. The monthly income payment rates applicable to life Income Plans are based on interest rates applicable to amounts as of the date of death of the Insured according to the Policy as well as additional interest at a rate of 10% annually beginning 31 calendar days after the latest of (a) proof of the date of death is received by the Company, (b) the Company has all the information it needs to determine liability and the appropriate payees, or (c) any legal impediments (e.g., court guardian or executor actions) are properly satisfied. There is no additional charge for electing an Income Plan option. We may offer additional Income Plans.

•	Single Life Income We will make monthly payments for the selected certain period. The options for the certain period are zero years (i.e., no certain period), ten years, or twenty years. If the payee lives longer than the certain period, payments will continue for his or her life. In cases where a ten or twenty year certain period is elected, if the payee dies before the end of the certain period, the balance of the certain period payments will be paid to the Income Plan beneficiaries your beneficiary designates. Where a certain period of zero years was selected and the payee dies before the first scheduled payment, then no payments will be paid.

•	Joint and Survivor Life Income We will make monthly payments for a 10-year certain period, and thereafter for as long as either of the individuals upon whose lives income payments are based is living. If both payees die before the end of the certain period, the balance of the certain period payments will be paid to the Income Plan beneficiaries or to beneficiaries your beneficiary designates.

In general, the monthly payments under a joint and survivor life Income Plan will be lower than, but may be payable for a longer period than, a single life Income Plan.

The Owner may elect an Income Plan for each beneficiary’s share of the Life Insurance Benefit:

•	while the Insured is living; or

•	during the first 60 days after the death of the Insured, if the Insured at the time of his or her death was not the Owner. An election made during that 60-day period may not be revoked.

An Owner may make or change Income Plan elections by contacting the Home Office or an authorized Financial Representative may provide us with an election on behalf of a Policy Owner subject to our current procedures, rules and requirements.

Subject to the Owner’s rights, and upon providing any information that we may require, a direct or contingent beneficiary may elect an Income Plan for his or her share of the Life Insurance Benefit and/or name his or her own beneficiary for the Income Plan value, if any, remaining on his or her death. If no such Income Plan beneficiary is named, then the Income Plan beneficiary for the remaining value, if any, shall be the estate of the deceased direct or contingent beneficiary. Income Plan beneficiaries may continue to receive payments of the remaining value under the terms of the Income Plan in effect on the death of the direct or contingent beneficiary.

Withdrawal    The remaining value, if any, in an Income Plan may be withdrawn in a lump sum upon the death of all individuals upon whose lives income payments are based. The withdrawal value will be the present value of any unpaid payments for the remaining certain period. The present value will be based on the rate of interest used to determine the amount of the payments.

Limitations    If a trust is named as a beneficiary and no qualified trustee claims the Life Insurance Benefit within eighteen months after the claim is determined to be payable, payment of the Life Insurance Benefit will be paid as though the trust had not been named as a beneficiary. The Company is not responsible for actions taken by the trustee and will not be charged with notice of any change of trustee unless written evidence of the change is received at the Home Office.

Payment Frequency    Upon written request, we will make payments once every 3, 6, or 12 months instead of each month.

Surrender and Withdrawals

Surrender    You may surrender your Policy for the Cash Surrender Value at any time while the Insured is alive and the Policy is in force. Where allowable by applicable law, a Policy Owner’s Financial Representative may provide us with surrender instructions on behalf of a Policy Owner subject to our current procedures, rules and requirements. The Cash Surrender Value will change daily in response to the investment performance of the Divisions in which you are invested. We determine the Cash Surrender Value on the date your request for surrender is effective. Requests for surrenders will be effective on the Valuation Date on or next following the date we receive your request in Good Order at our Home Office. Requests received before the close of trading (typically, 4:00 p.m. Eastern Time) on the NYSE on a Valuation Date are deemed to be received and effective on that Valuation Date. If received on or after the close of trading on a Valuation Date, or a day other than a Valuation Date, requests are deemed to be received and effective on the next Valuation Date. If your request is not in Good Order, either we or your Financial Representative may notify you in writing, by telephone or by email in an effort to conform your request to our then-current requirements.

We do not guarantee any minimum Cash Surrender Value. We may require you to return your Policy to our Home Office when you request a surrender of the Policy. We will pay

Variable Universal Life Plus – NY Prospectus	19

surrender proceeds in a lump sum or under an Income Plan option you select. (See “Income Plan Options”). A surrender may have tax consequences. (See “Tax Considerations”).

Withdrawals    Upon written request received at our Home Office at any time while the Insured is alive (up to his or her 121st birthday) and the Policy is in force, you may make a withdrawal, subject to the Company’s right to assess a charge in an amount up to $25 per withdrawal (currently waived). Where allowable by applicable law, a Policy Owner’s Financial Representative may provide us with withdrawal instructions on behalf of a Policy Owner subject to our current procedures, rules and requirements. You may make no more than four withdrawals in a Policy Year. Each withdrawal must be at least $250, and you may not withdraw an amount that would:

•	reduce the Loan Value (net of any applicable service charge) to less than the Policy Debt;

•	for a Policy with Death Benefit Option A, withdraw an amount which would reduce the Specified Amount to less than the minimum Specified Amount required for issuance of a Policy at the time of withdrawal, unless this Policy is in force under Paid-up insurance (see “Paid-up Insurance”); or

•	reduce the Cash Surrender Value to less than the sum of three times the most recent Monthly Policy Charge.

A withdrawal may also have tax consequences. (See “Tax Considerations”). A withdrawal may also decrease the Specified Amount used to determine the Death Benefit. Specifically, unless the Policy is in force under Paid-up insurance, if Death Benefit Option A is in effect at the time of withdrawal, the Specified Amount will be reduced by the amount withdrawn less the excess, if any, of the result of (a) divided by (b) where:

(a)	is the Policy Value immediately prior to the withdrawal; and

(b)	is the Specified Amount divided by the Minimum Death Benefit Percentage (shown in the Policy schedule pages) applicable at the time of the withdrawal.

Written requests for withdrawals will be processed and effective on the Valuation Date on or next following the date we receive your request in Good Order at our Home Office. Requests received before the close of trading (typically, 4:00 p.m. Eastern Time) on the NYSE on a Valuation Date are deemed to be received and effective on that Valuation Date. If received on or after the close of trading on a Valuation Date, or a day other than a Valuation Date, requests are deemed to be received and effective on the next Valuation Date. If your request is not in Good Order, either we or your Financial Representative will notify you in writing, by telephone or by email in an effort to conform your request to our then-current requirements. On the Valuation Date on which a withdrawal from the Policy Value is effective, Contract Fund Value will be reduced by the amount of the withdrawal and any applicable charges. The amount of the withdrawal must be allocated first among the Divisions in proportion to the amounts in each Division.

Policy Loans

At any time while the Insured is alive and the Policy is in force, using the Policy as security, you may submit a request for a loan that is secured by the Contract Fund Value. The loan must be in an amount that, when added to existing Policy Debt, is not greater than your Loan Value. You may increase the risk that your Policy will lapse (terminate with no value) if you take a loan. A Policy loan or unpaid interest may have tax consequences. (See “Tax Considerations”). Loan requests can be made in writing (including via facsimile, or under limited circumstances, by email). Eligible Owners may also submit loan requests by calling Advanced Markets Operations at 1-866-464-3800. Where allowable by applicable law, a Policy Owner’s Financial Representative may provide us with policy loan instructions on behalf of a Policy Owner subject to our current procedures, rules and requirements. They will be processed based on the date and time they are received in the Home Office. Requests will be effective on the Valuation Date or on the next date we receive your request in Good Order at our Home Office. Requests received before the close of trading (typically, 4:00 p.m. Eastern Time) on the NYSE on a Valuation Date are deemed to be received and effective on that Valuation Date. If received on or after the close of trading on a Valuation Date, or a day other than a Valuation Date, requests are deemed to be received and effective on the next Valuation Date. If your request is not in Good Order, either we or your Financial Representative will notify you in writing, by telephone or by email in an effort to conform your request to our then-current requirements.

We charge interest on Policy loan amounts. We also credit you with interest on amounts we set aside as collateral for those amounts. The loan rates are adjustable. The annual loan interest rate (Annual Market Loan Rate on Policy Loans) applied to loan amounts is set by the Company every January 1st. The maximum rate shall not exceed the greater of the minimum guaranteed annual effective interest rate for the Paid-up Option plus 1% (or 2.5%) or the Moody’s Corporate Bond Yield Averages-Monthly Average Corporates rate for the immediately preceding October (or substantially similar average established by the New York State Department of Financial Services). The Company will not change the rate unless the maximum rate of interest is 0.5% or more above or below the then-current loan interest rate. The Company will give notice of the initial loan interest rate in effect at the time a Policy loan is made and if there is a change in loan interest rate no later than 30 days before the January 1st on which the change takes effect. This Policy will not terminate during a Policy Year as the sole result of an increase in the loan interest rate during such Policy Year.

Interest is due and payable on each Policy Anniversary. If interest is not paid when due, we will add accrued and unpaid interest to the principal loan balance, which consists of outstanding loans and interest added to principal. Policy Debt reduces the Cash Surrender Value and the amount payable on death, and may cause the Policy to lapse, subject to the terms of any applicable Death Benefit Guarantee and Grace Period. (See “Termination and Reinstatement”).

20	Variable Universal Life Plus – NY Prospectus

As collateral for a Policy loan, the Company will take an amount equal to the loan from the Separate Account Divisions in proportion to the amounts in the Divisions. Borrowed amounts from the Divisions will not participate in the Separate Account’s investment results while the loan is outstanding. We will also deduct a Policy Debt Expense Charge on each Monthly Processing Date while there is Policy Debt. The Monthly Policy Debt Expense Charge is included in the Monthly Policy Charge. (See “Charges and Deductions—Monthly Policy Charges and Service Charges”). A Policy loan, even if you repay it, may have a permanent effect on the Policy Value, Contract Fund Value, the Cash Surrender Value, and the Death Benefit because loan amounts from the Divisions do not participate in the Separate Account’s investment results while the loan is outstanding. We deduct any Policy Debt from the Policy Value upon surrender and from the Life Insurance Benefit payable on the Insured’s death.

You may repay a Policy loan, including any accrued interest outstanding, in whole or in part, at any time while the Insured is alive and the Policy is in force. Upon each such payment, we will transfer an amount equal to the payment amount from our General Account to the Divisions of the Separate Account in accordance with the Premium Payment allocation instructions then in effect. We will credit those payments when we receive them in our Home Office. If we receive your payment before the close of trading on the NYSE on a Valuation Date, we will process your payment as of that Valuation Date. If we receive your payment on or after the close of trading on a Valuation Date, or on a day that is not a Valuation Date, we will process your payment as of the next Valuation Date. Loan repayments are not subject to transaction fees.

When there is Policy Debt, payments received at our Home Office will be applied to reduce Policy Debt unless you designate as Premium Payments.

Termination and Reinstatement

Unless the Death Benefit Guarantee is in effect, if the Cash Surrender Value is less than the Monthly Policy Charge on any Monthly Processing Date, your Policy will enter into the Policy Grace Period, a 61 day period. At the end of the Policy Grace Period, the Policy will terminate (or lapse) with no value and your insurance coverage will end, unless you submit a payment to keep the Policy in force. The Policy Grace Period begins on the date that we send you a notice. The notice will indicate the minimum payment amount required to keep the Policy in force and the date by which you must make the payment. The payment must equal an amount that will cover all Monthly Policy Charges that were due and unpaid before the end of the Policy Grace Period and premium to cover Monthly Policy Charges for three months. Upon receipt of the payment, we will allocate the Net Premium, to the Divisions based on your allocation instructions then in effect subject to any applicable restrictions. We will also deduct any accumulated due and unpaid Monthly Policy Charges. Payments received in Good Order at our Home Office before the close of trading (typically, 4:00 p.m. Eastern Time) on the NYSE on a Valuation Date are deemed to be received and credited on that Valuation Date. If they are received after the close of trading on a Valuation Date, or on a day other than a Valuation Date, they are deemed to be received and credited on the next Valuation Date. If your payment is not in Good Order, either we or your Financial Representative will notify you in writing, by telephone or by email in an effort to conform your payment to our then-current requirements. If the Insured dies during the Policy Grace Period, we will deduct any Monthly Policy Charges due and unpaid from the Life Insurance Benefit.

After your Policy has terminated, you may reinstate it within three years following the termination date, subject to our approval, satisfaction of our underwriting requirements and provided you make at least the minimum payment (see above). To reinstate the Policy, you must make a payment equal to an amount that will cover all Monthly Policy Charges that were due and unpaid before the end of the Policy Grace Period and premium to cover Monthly Policy Charges for three months. If we approve the Application for reinstatement, and the Application was received in Good Order at our Home Office before the close of trading (typically, 4:00 p.m. Eastern Time) on the NYSE on a Monthly Processing Date, the effective date of the reinstated Policy will be that date. If the Application is not received on a Monthly Processing Date, or was received on or after the close of trading on the NYSE on a Monthly Processing Date, the reinstated Policy will be effective on the next Monthly Processing Date. If your request is not in Good Order, either we or your Financial Representative will notify you in writing, by telephone or by email in an effort to conform your request to our then-current requirements. Any Policy Debt that was outstanding when the Policy terminated will also be reinstated.

On the effective date of the reinstatement, the Policy Value will be equal to the sum of:

•	the Net Premium paid upon reinstatement; and

•	any Policy Debt on the termination date;

minus the sum of:

•	all Monthly Policy Charges due and unpaid prior to the expiration of the Policy Grace Period; and

•	the Monthly Policy Charge due on the reinstatement effective date.

Please note that Net Premium paid upon reinstatement will not include any interest from the date of the lapse.

Upon reinstatement, your Policy Date will not change and your Death Benefit option will remain the same as of the date of lapse. Your Cash Surrender Value will equal the new Policy Value (see above) minus any Policy Debt. Therefore, fees and charges that vary by Policy year will take into account the period of time your Policy was terminated. If a surrender charge was assessed at the time of lapse, the Policy Value when a Policy is reinstated will include a credit for such surrender charge. The same surrender charge schedule in your Policy will apply upon reinstatement. On the later of the effective date of the reinstatement or the date we approve the

Variable Universal Life Plus – NY Prospectus	21

Application for reinstatement, subject to applicable restrictions we will allocate the Policy Value less any Policy Debt among Divisions based on the allocation instructions then in effect, if such date is a Valuation Date. If such date is not a Valuation Date, then we will allocate this amount on the next Valuation Date.

For a discussion of the tax effects associated with termination and reinstatement of a Policy, see “Tax Considerations.”

Paid-Up Insurance

Upon written request to the Company, you may change your Policy to Paid-up insurance. Your election to convert to Paid-up insurance is irrevocable. To convert your Policy, the Policy must have been in force for at least 12 months from the Policy Date.

If the request is received in Good Order at our Home Office before the close of trading (typically, 4:00 p.m. Eastern Time) on the NYSE on a Monthly Processing Date, the effective date of change to Paid-Up insurance will be that date. If the request is not received on a Monthly Processing Date, or on or after the close of trading on the NYSE on a Monthly Processing Date, the change will be effective on the next Monthly Processing Date. If your request is not in Good Order, either we or your Financial Representative will notify you in writing, by telephone or by email in an effort to conform your request to our then-current requirements.

On the date the Policy is changed to Paid-Up insurance, we deduct any applicable surrender charge and we transfer the Contract Fund Value to the Company’s General Account. Any outstanding Policy Debt continues. The Specified Amount will be changed to the Paid-up Specified Amount. The Paid-up Specified Amount is calculated as the Policy Value (after deducting the surrender charge and any withdrawals as of the date of the change) divided by the factor for the Paid-up insurance option shown on the Policy schedule pages. The Death Benefit option will be changed to Option A, and any Death Benefit Guarantee and any optional benefits will be terminated. The definition of life insurance with be changed to the Cash Value Accumulation Test (please see “Death Benefit—Minimum Death Benefit” for more information).

After the transfer, the Policy Value will equal the Contract Fund Value plus any Policy Debt except that Policy Value (excluding loans) will not be less than the Paid-Up Specified Amount multiplied by the factor for the Paid-up insurance shown on the Policy schedule pages (“Guaranteed Minimum Paid-Up Policy Value”).

When the Policy is in force as Paid-up insurance, you will not be permitted to make additional Premium Payments, change Death Benefit options or the Specified Amount, or add optional benefits to the Policy. Subject to certain restrictions, you are permitted to make withdrawals and loan repayments and take out additional loans. Loans and withdrawals reduce the Contract Fund Value and may increase the chance the Policy will terminate without value. A withdrawal can be requested by the Owner (see “Surrender and Withdrawals of Policy Value”). Withdrawals may reduce the Paid-up Specified Amount.

The Contract Fund Value will earn interest at an annual effective rate determined by the Company that may change no more frequently than once a year and at no time will the annual effective interest rate be less than the minimum Paid-up Minimum Guaranteed Annual Effective Interest Rate shown in the Policy schedule pages. On any day after the effective date, the Contract Fund Value is equal to the Contract Fund Value at the end of the previous day plus any of the following items applicable for the current day:

•	interest;

•	any loan repayment and accrued loan interest payment made; and

•	any Policy dividend directed to increase the Policy Value;

minus any of the following items applicable to the Contract Fund Value for the current day:

•	a Monthly Policy Charge;

•	Policy loans;

•	withdrawals; and

•	service charges.

When the Policy is in force as Paid-Up insurance, the Monthly Policy Charge consists of the Monthly Policy Debt Expense Charge and the Monthly Cost of Insurance Charge. These charges may be reduced in order to ensure the Policy Value is not less than the Guaranteed Minimum Paid-Up Policy Value.

Optional Benefit

There are currently two optional benefits for purchase under the Policy:

(1)	the Waiver Benefit: Payment of Selected Monthly Premium Upon Total Disability (“Selected Monthly Premium Benefit”); and

(3)	the Additional Purchase Benefit.

The Selected Monthly Premium Benefit may be elected at any time while the Insured is between Attained Ages 0 and 59. The Additional Purchase Benefit may be elected while the Insured is between Attained Ages 0 and 40. If the Owner seeks to add an optional benefit after the Policy has been issued, the addition of the benefit will be subject to the Company’s then-current underwriting standards. These optional benefits are not available for all Attained Ages and underwriting classifications.

Selected Monthly Premium Benefit.    Subject to applicable terms and conditions, the Selected Monthly Premium Benefit provides for the payment of the greater of (1) a premium amount selected by the Owner subject to Company limitations (e.g. the range of dollar amounts which at a minimum maintain the Policy or at a maximum reach the Company’s then-current Premium waiver limits), or (2) the premium amount required to cover the current Monthly Policy Charges (other than the Monthly Policy Debt Expense Charge) that come due during the total disability of the Insured, if the total disability is due to accident or sickness and it begins on or before the Policy Anniversary nearest the Insured’s 60th birthday. If the total

22	Variable Universal Life Plus – NY Prospectus

disability begins after the Policy Anniversary nearest the Insured’s 60th birthday, the benefit provides for the payment of the greater of (1) premium amount selected by the Owner subject to Company limitations, or (2) the premium amount required to cover the current Monthly Policy Charges (other than the Monthly Policy Debt Expense Charge) that come due during the total disability of the Insured until the Policy Anniversary nearest the Insured’s 65th birthday.

A total disability is one which prevents the Insured from engaging in an occupation. For the first 24 months of total disability, an occupation is the one that the Insured has at the time the Insured becomes disabled. After 24 months, an occupation is one for which the Insured is qualified by education, training or experience. To be covered, the total disability must begin while the benefit is in force; the total disability must result from an accident or sickness; and the total disability must last for at least six consecutive months. The Company will determine the existence of total disability based on the proof of claim submitted and other information gathered by the Company. This Optional Benefit is not available to be added to the Policy if, on the date the Optional Benefit is requested, the Insured is totally disabled, or, as noted above, the Attained Age or underwriting classification of the Insured is outside the range within which the Company offers these Optional Benefits.

The Selected Monthly Premium Benefit terminates on the earliest of: (1) the Policy Anniversary that is nearest the 65th birthday of the Insured unless the Insured became totally disabled prior to the Policy Anniversary that is nearest the 60th birthday of the Insured; (2) when the Policy terminates; (3) when the Policy becomes Paid-Up insurance; or (4) when the Owner’s written request to terminate the benefit is received at our Home Office.

The amounts paid under the Selected Monthly Premium Benefits are treated as Premium Payments subject to the terms of the Policy, except that if the Policy has Death Benefit Option C, then the amounts paid under these benefits will not be included in the cumulative Premium Payments that are used in the calculation of the Death Benefit. The amounts paid under this benefit is subject to the same transaction fees as any other Premium Payment. (See “Charges and Deductions—Premium Expense Charges”).

Additional Purchase Benefit.    Subject to the terms and conditions of the benefit, the Additional Purchase Benefit gives the Owner the right to purchase additional life insurance policies on the life of the Insured up to Attained Age 40 at specified dates without proof of insurability. This optional benefit terminates on the Policy Anniversary nearest the 40th birthday of the Insured. It will terminate earlier: (1) when the Policy terminates; (2) when the Policy becomes Paid-Up insurance; (3) on the use of the final purchase right under the benefit; or (4) when the Owner’s written request to terminate the benefit is received at our Home Office.

If you select one or more of these optional benefits, a charge for the benefit will be added to the Monthly Policy Charge. (See “Periodic Charges Other than Fund Operating

Expenses”). Any such charge will continue to be assessed as long as the benefit remains in force, except that charges for the Selected Monthly Premium Benefit will be waived when the Insured is totally disabled, subject to the terms and conditions of the benefit. Once the Policy has been issued, an optional benefit may be added to the Policy, subject to the Company’s insurability requirements and other rules. If the written request to terminate an optional benefit is received in Good Order at our Home Office before the close of trading (typically, 4:00 p.m. Eastern Time) on the NYSE on a Monthly Processing Date, the request will be effective on that date. If the request is not received on a Monthly Processing Date, or is received on or after the close of trading on the NYSE, it will be effective on the next Monthly Processing Date. If your request is not in Good Order, either we or your Financial Representative will notify you in writing, by telephone or by email in an effort to conform your request to our then-current requirements.

Other Policy Transactions

Transfers    Subject to the limitations on short-term and excessive trading discussed below, you may transfer between and among the Divisions. Currently, transfer requests involving the Government Money Market Division are subject to special restrictions (see “Restrictions on Amounts in the Government Money Market Division). Transfer requests will be effective on the Valuation Date on or next following the date we receive your request in Good Order at our Home Office. Requests received before the close of trading (typically, 4:00 p.m. Eastern Time) on the NYSE on a Valuation Date are deemed to be received and effective on that Valuation Date. If received on or after the close of trading on a Valuation Date, or a day other than a Valuation Date, requests are deemed to be received and effective on the next Valuation Date. If your request is not in Good Order, either we or your Financial Representative will notify you in writing, by telephone or by email in an effort to conform your request to our then-current requirements.

In order to take full advantage of these features, you should carefully consider, on a continuing basis, which options are best suited to your long-term investment needs. Although no fee is currently charged, we reserve the right where allowed by state law to charge a transfer fee of $25. We would deduct this charge from Contract Fund Value. See “Charges and Deductions” for more information. In addition, certain Portfolios in which the Divisions invest may impose redemption fees. These fees are described in the Portfolios’ prospectuses. Where allowed by state law, the Company reserves the right to impose a minimum and/or maximum size on transfer amounts. Transfer requests from the Divisions must be in amounts greater than or equal to 1% of assets in the Divisions or the request will not be processed. Your Financial Representative may provide us with instructions on your behalf involving the transfers, subject to our rules and requirements and any restrictions noted in this Prospectus.

You may request transfers in writing (including via facsimile or, under limited circumstances, by email) or by calling

Variable Universal Life Plus – NY Prospectus	23

Advanced Markets Operations at 1-866-464-3800. Where allowable by applicable law, a Policy Owner’s Financial Representative may provide us with transfer instructions on behalf of a Policy Owner subject to our current procedures, rules and requirements. You may also submit transfer instructions via the Internet at www.northwesternmutual.com in accordance with our then-current Internet procedures provided you have properly authorized us to accept Electronic Instructions in advance of your request. For more information see “Owner Inquiries.” Please note that we are not required to accept Electronic Instructions and we will not be responsible for losses resulting from transactions based on unauthorized Electronic Instructions, provided we follow procedures reasonably designed to verify the authenticity of Electronic Instructions. We reserve the right to limit, modify, suspend or terminate the ability to make transfers via Electronic Instructions.

Short-Term and Excessive Trading    Short-term and excessive trading (sometimes referred to as “market timing”) may present risks to a Portfolio’s long-term investors, such as Owners and other persons who may have material rights under the Policy (e.g., beneficiaries), because it can, among other things, disrupt Portfolio investment strategies, increase Portfolio transaction and administrative costs, require higher than normal levels of cash reserves to fund unusually large or unexpected redemptions, and adversely affect investment performance. These risks may be greater for Portfolios that invest in securities that may be more vulnerable to arbitrage trading including foreign securities and thinly traded securities, such as small cap stocks and non-investment grade bonds. These types of trading activities also may dilute the value of long-term investors’ interests in a Portfolio if it calculates its net asset value using closing prices that are no longer accurate. Accordingly, we discourage market timing activities.

To deter short-term and excessive trading, we have adopted and implemented policies and procedures which are designed to control abusive trading practices. We seek to apply these policies and procedures uniformly to all Owners, except to the extent we are prevented from doing so under applicable state or federal law or regulation. Any exceptions must be either expressly permitted by our policies and procedures or subject to an approval process described in them. Because exceptions are permitted, it is possible that investors may be treated differently and, as a result, some may be allowed to engage in trading activity that might be viewed as market timing.

Among the steps we have taken to reduce the frequency and effect of these practices are monitoring trading activity and imposing trading restrictions, including the prohibition of more than twelve transfers among Divisions under a single Policy during a Policy Year. Multiple transfers with the same effective date made by the same Owner will be counted as a single transfer for purposes of applying the twelve transfer limitation. Further, an investor who is identified as having made a transfer in and out of the same Division, excluding the Government Money Market Division, (“round trip transfer”) in an amount in excess of $10,000 within fourteen calendar days will be restricted from making additional transfers after making two more such round trip transfers within any Policy

Year, including the year in which the first such round trip transfer was made. The restriction will last until the next Policy Anniversary and the Policy Owner will be sent a letter informing him or her of the restriction. An Owner who is identified as having made one round trip transfer within thirty calendar days aggregating more than one percent (1%) of the total assets of the Portfolio underlying a Division, excluding the Government Money Market Division and the Divisions corresponding to the Portfolios of the Russell Investment Funds LifePoints® Variable Target Portfolio Series, will be restricted from making additional transfers after making one more such round trip transfer within any Policy Year, including the year in which the first such round trip transfer was made. The restriction will last until the next Policy Anniversary and the Policy Owner will be sent a letter informing him or her of the restriction. Unless we believe your trading behavior to be inconsistent with these short-term and excessive trading policies, these limitations will not apply to automatic asset transfers, scheduled or systematic transactions involving portfolio rebalancing, dollar cost averaging, initial allocations or changes in future allocations, to the extent these features are available under your Policy. Once a Policy is restricted, we will allow one additional transfer into the Government Money Market Division until the next Policy Anniversary. Additionally, in accordance with our procedures, we may modify some of these limitations to allow for transfers that would not count against the total transfer limit but only as necessary to alleviate any potential hardships to Owners (e.g., in situations involving a substitution of an underlying fund). These limitations are not intended to supersede any limits that others may be imposed on the Government Money Market Fund (see “Restrictions on Amounts in the Government Money Market Division”).

Policies such as this (or other Policies supported by the Separate Account) may be purchased by a corporation or other entity as a means to informally fund the liabilities created by the entity’s employee benefit or similar plan. These Policies may be aggregately managed to match liabilities under such plans. Policies sold under these circumstances may be subject to special transfer restrictions. Namely, transactions involving portfolio rebalancing programs may be exempt from the twelve transfers per Policy year limitation where: (1) the purpose of the portfolio rebalancing program is to match the Policy to the entity’s employee benefit or similar plan; (2) the portfolio rebalancing program adequately protects against short-term or excessive trading; and (3) the portfolio rebalancing program is managed by a third party administrator that meets our requirements. We reserve the right to monitor or limit transactions involving portfolio rebalancing programs where we believe such transactions may be potentially harmful to a Portfolio.

We may change these policies and procedures from time to time in our sole discretion without notice; provided, however, Owners will be given advance, written notice if the policies and procedures are revised to accommodate market timing. Additionally, the Funds may have their own policies and procedures described in their prospectuses that are designed to limit or restrict frequent trading. Such policies may be

24	Variable Universal Life Plus – NY Prospectus

different from our policies and procedures, and may be more or less restrictive. As the Funds may accept purchase payments from other investors, including other insurance company separate accounts on behalf of their variable product customers and retirement plans, we cannot guarantee that the Funds will not be harmed by any abusive market timing activity relating to the retirement plans and/or other insurance companies that may invest in the Funds. The Funds’ policies and procedures may provide for the imposition of a redemption fee and may require us to provide transaction information to the Fund (including an Owner’s tax identification number) and to restrict or prohibit transfers and other transactions that involve the purchase of shares of a Portfolio. In the event a Fund instructs us to restrict or prohibit transfers or other transactions involving shares of a Portfolio, you may not be able to make additional purchases in a Division until the restriction or prohibition ends. If you submit a request that includes a purchase or transfer into such a restricted Division, we will consider the request “not in Good Order” and it will not be processed. You may, however, submit a new transfer request.

If we believe your trading activity is in violation of, or inconsistent with, our policies and procedures or otherwise is potentially disruptive to the interests of other investors, you may be asked to stop such activities and future investments, and allocations or transfers by you may be rejected without notice. Because we retain discretion to determine what action is appropriate in a given situation, investors may be treated differently and some may be allowed to engage in activities that might be viewed as market timing.

We intend to monitor events and the effectiveness of our policies and procedures in order to identify whether instances of potentially abusive trading practices are occurring. However, we may not be able to identify all instances of abusive trading practices, nor completely eliminate the possibility of such activities, and there may be technological limitations on our ability to impose restrictions on the trading practices of Owners.

Dollar-Cost Averaging    With Dollar-Cost Averaging (“DCA”), you can arrange to have a designated amount of money (either a fixed dollar amount or a fractional amount) automatically transferred monthly from allowable amounts in the Government Money Market Division into other Division(s) you have chosen. Transfers will end either when the amount in the Government Money Market Division is depleted or when you submit a request to our Home Office to stop such transfers, whichever is earlier. You may request changes in writing (including via facsimile or, under limited circumstances, by email) or by calling Advanced Markets Operations at 1-866-464-3800. You may also submit changes via the Internet at www.northwesternmutual.com (“Electronic Instructions”) in accordance with our then-current Internet procedures provided you have properly authorized us to accept Electronic Instructions in advance of your request. There is no charge for DCA. We reserve the right to modify or terminate the DCA Plan at any time. The special restrictions placed on the Government Money Market Division (see “Restrictions on Amounts in the Government Money Market Division) do not apply when you elect the DCA features.

DCA does not ensure a profit or protect against loss in a declining market. Carefully consider your willingness to continue Premium Payments during periods of declining markets. You should consult your Financial Representative before deciding whether to elect DCA.

Portfolio Rebalancing    Over time, portfolio rebalancing helps you maintain your allocations among the Divisions. If you elect portfolio rebalancing, amounts invested in the Divisions are periodically rebalanced in accordance with our procedures, to return your allocation to the percentages you specify. Portfolio rebalancing may reduce amounts allocated to better performing Divisions.

You may choose to rebalance monthly, quarterly, semi-annually or annually. We do not charge a transfer fee for portfolio rebalancing. Subject to any limitations imposed by our short-term and excessive trading policies and procedures, you may elect portfolio rebalancing and modify or terminate your election at any time by submitting a request to our Home Office. You may request changes in writing (including via facsimile or, under limited circumstances, by email) or by calling Advanced Markets Operations at 1-866-464-3800. You may also submit changes via the Internet at www.northwesternmutual.com (“Electronic Instructions”) in accordance with our then-current Internet procedures provided you have properly authorized us to accept Electronic Instructions in advance of your request. If you make transfers through our website, your portfolio rebalancing will end and you will need to make a new election if you want portfolio rebalancing to continue. We may modify, limit, suspend, or discontinue this feature at any time.

Allocation Models    The Company currently makes available allocation models at no extra charge for amount invested in the Divisions. An Owner can select only one model at a time. Each of the four models currently available (Moderately Conservative, Balanced, Aggressive, Very Aggressive) is comprised of a combination of Portfolios representing various asset classes with various levels of risk tolerance. Generally, the four models can be characterized as follows:

Moderately Conservative	This model generally invests in fixed income securities and a mix of equity securities with a majority emphasis on fixed income investments in order to preserve principal, provide liquidity and income and to seek modest growth.
Balanced	This model generally invests in a mix of fixed income and equity securities in order to preserve principal and pursue sustained long-term growth without the volatility of high-risk investments.

Variable Universal Life Plus – NY Prospectus	25

Aggressive	This model generally invests in a mix of equity securities and some fixed income securities in order to primarily pursue long-term growth while willing to accept the volatility associated with high-risk investments.
Very Aggressive	This model invests in almost entirely in a variety of equity securities in order to achieve higher potential growth while assuming the risks and higher volatility associated with these securities.

An Owner may only select a model which is currently available. Any investment allocations outside of an Owner’s original model must be made by the Owner, and will not be made by the Company. The Company does not provide investment advice regarding whether a model should be revised or whether it remains appropriate to invest in accordance with any particular model due to performance, a change in an Owner’s investment needs or for other reasons. If an Owner wishes to remove Portfolios from an Owner’s model and/or change allocations to a current model, the Owner may do so by notifying us in writing, contacting their Financial Representative or by calling Advanced Markets Operations at 1-866-464-3800. There will be no automatic rebalancing to these models unless the Owner choses the automatic rebalancing option. Please note that investment in a model does not eliminate the risk of loss and it does not protect against losses in a declining market. An Owner should contact their Financial Representative for more information about available allocation models (including the specific asset mixes of available models) and whether investment in a model is appropriate for them.

Available models may change from time to time, but you must make an affirmative election to change models. The Company reserves the right to modify, suspend, or terminate any asset allocation model at any time without affecting an Owner’s current allocation, except in limited circumstances involving a Substitution (see “Substitution of Portfolio Shares and Other Changes” below for more information regarding the substitution of a Portfolio) or the elimination of a Portfolio as an investment option under the Policy pursuant to other applicable SEC regulatory guidance. In that case, allocations in a Portfolio within a model (Original Portfolio) will be transferred to a different Portfolio if the Original Portfolio becomes no longer available (e.g., a substitution, merger, liquidation or closure), in which case the Company will send written notice in advance of such event. If an Owner is invested in a model that is no longer offered and initiates a change outside of the original model allocations, the Owner will not be able to select the original model (see “Transfers” above for more information about how to change portfolio allocations).

Please note that investment according to an allocation model may result in an increase in assets allocated to Portfolios managed by an investment adviser affiliated with the Company, and therefore a corresponding increase in Portfolio management fees collected by such adviser and may present a conflict of interest.

Substitution of Portfolio Shares and Other Changes    When permitted by law and subject to any required regulatory approvals, we reserve the right to eliminate a

Portfolio and to substitute another Portfolio or mutual fund for such Portfolio if the shares of the Portfolio are no longer available for investment or, in our judgment, further investment in the Portfolio is no longer appropriate.

Charges and Deductions

Premium Expense Charges     We deduct a charge of 2.00% from each Premium Payment for state franchise taxes (State Franchise Tax Charge) regardless of the jurisdiction in which you live. The total premium-based tax rate ( for the jurisdiction) may be lower, higher, or equal to the 2.00% deduction. This charge is guaranteed to never be more than 4.30%.

We deduct a charge from each Premium Payment for the cost of a portion of our federal corporate income taxes attributable to policy acquisition expenses (Federal Deferred Acquisition Cost Charge). Due to a federal tax law change under the Omnibus Budget Reconciliation Act of 1990, as amended (“OBRA”), insurance companies are generally required to capitalize and amortize certain acquisition expenses rather than currently deduct such expenses. Due to this capitalization and amortization, the corporate income tax burden on insurance companies has been affected. We currently make a charge of 0.55% against each Premium Payment to compensate us for the additional corporate tax burden. We believe that this charge does not exceed a reasonable estimate of an increase in our federal income taxes resulting from a change in the Internal Revenue Code relating to deferred acquisition costs. This charge is guaranteed to never be more than 3.00%.

We deduct a charge, or sales load, from each Premium Payment for sales costs. This charge is a percentage of Premium Payments and is a function of the premium paid relative to the Target Premium. For Premium Payments up to the Target Premium in Policy Years 1-10, the percentage is 6.95%. For Premium Payments in excess of the Target Premium in Policy Years 1-10, the percentage is 5.60%. For Premium Payments up to the Target Premium in Policy Years 11-20, the percentage is 3.95%. For Premium Payments in excess of Target Premium in Policy Years 11-20, the percentage is 5.60%. There is no sales load charge deduction for premiums received in Years 21+.

We expect to recover distribution expenses from this amount over the period while the Policies are in force, and from the surrender charges described below. The amounts we deduct for distribution expenses (e.g., selling and advertising) in a Policy Year are not specifically related to distribution expenses incurred that year. To the extent that distribution expenses exceed the amounts deducted, we will pay the

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expenses from our other assets. These assets may include, among other things, any gain realized from the monthly charge against Contract Fund Value. (See “Monthly Policy Charges and Service Charges”). To the extent that the amounts deducted for distribution expenses exceed the amounts needed, we will realize a gain.

Monthly Policy Charges and Service Charges    We deduct a Monthly Policy Charge from Contract Fund Value on each Monthly Processing Date. The Monthly Policy Charge includes the monthly Cost of Insurance Charge, the monthly Percent of Contract Fund Value Charge, the monthly Administrative Charge, the monthly Underwriting and Issue Charge, the monthly Specified Amount Charge, and, if applicable, the monthly Policy Debt Expense Charge, the monthly Death Benefit Guarantee Charge, and the monthly charge for optional benefits. These components of the Monthly Policy Charge are described in the following paragraphs.

•	Monthly Cost of Insurance Charge. We determine the amount of the charge by multiplying the net amount at risk by the cost of insurance rate, which is based on factors including but not limited to the Issue Age, sex, and underwriting classification of the Insured, the underwriting amount, and the Policy Year. The net amount at risk is the difference between the Death Benefit (or the Guaranteed Minimum Death Benefit if the Policy is in force under the Death Benefit Guarantee) and the Policy Value. The net amount at risk will be affected by investment performance, the amount and timing of Premium Payments, and the charges and expenses for the Policy. The maximum cost of insurance rates are included in the Policy schedule pages. All things being equal, higher Issue Ages and/or worse underwriting classifications will result in higher cost of insurance rates, and men will pay higher rates than women. In addition, cost of insurance rates will generally increase each Policy Year. The Cost of Insurance Charge covers the cost of mortality and some expenses.

•	Monthly Percent of Contract Fund Value Charge. The Monthly Percent of Contract Fund Value Charge covers a portion of the costs of selling and administering the Policy. Our revenues attributable to this charge may exceed costs covered by this charge, in which case we may realize a gain.

•	Monthly Administrative Charge. This charge which varies based on factors including but not limited to the Insured’s Issue Age, underwriting classification on the Date of Issue, and the Policy Year, is for administrative expenses, including costs of Premium Payment collection, processing claims, keeping records and communicating with Owners.

•	Monthly Specified Amount Charge. This charge applies only during the first ten Policy Years and is based on factors, including, but not limited to, the Initial Specified Amount, the Insured’s Issue Age and the underwriting classification of the Insured on the Date of Issue. The Monthly Specified Amount Charge covers a portion of the costs of selling the Policy. Our revenue attributable to this charge may exceed costs covered by this charge, in which case we may realize a gain.
•	Monthly Underwriting and Issue Charge. This charge applies only during the first ten Policy Years and is based on the application date, the Initial Specified Amount, the Insured’s Issue Age and the underwriting classification of the Insured on the Date of Issue. The Monthly Underwriting and Issue Charge covers the cost of underwriting and issuing the Policy.

•	Monthly Death Benefit Guarantee Charge. This charge compensates us for the risk we have assumed by guaranteeing the Guaranteed Minimum Death Benefit.

•	Monthly Policy Debt Expense Charge. This charge is for the expenses and taxes associated with Policy Debt, if any, and encompasses any loan interest spread. A loan interest spread is the difference between the interest rate charged on policy loan amounts and the interest rate credited on amounts designated as collateral for such loans. (Please see “Policy Loans” for more information on how the loan interest rate is calculated.) This charge is deducted from Contract Fund Value.

•	Additional Purchase Benefit Charge. This charge compensates us for the Additional Purchase Benefit (see “Optional Benefits”) if selected. The charge for this optional benefit varies based on the Insured’s Attained Age at the time the benefit is added to the policy, the Insured’s gender, and the amount of the benefit.

•	Waiver Benefit: Payment of Selected Monthly Premium Upon Total Disability. The charge for a waiver upon total disability benefit is deducted if the benefit is selected. This charge may vary based on factors including but not limited to the Insured’s Attained Age and underwriting classification, and the amount of the benefit, and may increase from year to year. For substandard risks, the charges may be increased by a multiple of up to 4.0 times the standard risk rate.

We also charge certain transaction fees (also referred to as service charges) to be deducted from Contract Fund Value on the dates on which transactions take place. These service charges are $25 per change if more than one change occurs in Specified Amount in a Policy Year, $25 per withdrawal, $25 per transfer of assets among the Divisions, $25 per illustration of the Policy’s benefits and/or values if more than one request for an illustration occurs in a Policy Year and $25 per change of the Death Benefit option. Currently we waive all of these fees.

You may have the option of receiving funds via wire transfer or priority mail. Currently, a fee of $25 is charged for wire transfers (up to $50 for international wires) and a $15 fee (up to $45 for next day, a.m. delivery) for priority mail. These fees are to cover our administrative costs or other expenses. We may discontinue the availability of these options at any time, with or without notice.

Unless another Policy provision or rider dictates, deductions from Contract Fund Value are apportioned among the Divisions in proportion to the amounts invested in the Divisions.

A surrender charge will be deducted from Contract Fund Value only during the first ten Policy Years if the Policy is

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surrendered or changed to the Paid-up insurance. The surrender charge during the first through fifth Policy Year is a percentage of the Target Premium, where the percentage varies by Issue Age, but never exceeds 50% of the Target Premium. After the fifth Policy Year, the surrender charge grades down monthly in Policy Years six through ten to zero.

All charges in this section expressed in dollars have been rounded to the nearest dollar, where appropriate. Amounts that would round to zero have been rounded to the nearest penny or less, as necessary.

The value of the net assets of each Division reflects the management fees and other expenses incurred by the corresponding Portfolio in which the Division invests. For certain Portfolios, certain expenses may have been reimbursed or fees may have been waived during 2018 in addition to any contractual fee waiver or reimbursements. It is anticipated that any such voluntary expense reimbursement and fee waiver arrangements would continue past the current year, although certain arrangements may be terminated at any time. After taking into account these arrangements, as well as any contractual fee waiver or expense reimbursement arrangements, Annual Portfolio Operating Expenses would have ranged from a minimum of 0.20% to a maximum of 1.21%. For further information, consult the Portfolio’s prospectuses and the Annual Portfolio Operating Expenses table included in the Fee Table of this prospectus.

Other Policy Provisions

Naming a Beneficiary    You must name a beneficiary on your Application at the time you apply for your Policy, but you may change the beneficiaries (direct, contingent or further payees) you designate while the Insured is living and during the first 60 days after the date of death of the Insured if you are not the Insured. Naming or changing a beneficiary will be made after receipt of your written request in our Home Office in Good Order, effective as of the date you sign your request. Any beneficiary change terminates all rights under previous beneficiary designations. We will not be responsible for any payment or other action we take with respect to your Policy before we receive your written request, and we may require the Policy to be sent to us for endorsement to reflect the beneficiary change. If you do not name a beneficiary or your direct and contingent beneficiaries are not living when the Life Insurance Benefit becomes payable, you, as Owner, or your estate if you are deceased, will receive the proceeds.

Incontestability    We will not contest a Policy after it has been in force during the lifetime of the Insured for two years from the Date of Issue or the date of reinstatement. We will not contest a change (including an increase in the amount of insurance) to the Policy that was subject to insurability requirements after the change has been in force during the lifetime of the Insured for two years from the date of the change. After the two year period, to the extent permitted by New York law we may rescind the Policy if the application contains a fraudulent misstatement.

Suicide    If the Insured dies by suicide within two years from the Date of Issue, the amount payable under the Policy will be limited to the gross Premium Payments, less the amount of any Policy Debt and withdrawals as well as any dividends paid. If the Insured dies by suicide within two years of the date of issuance of a change in the Policy that was subject to insurability requirements, the amount payable will be an amount that would have been paid had no change been made less any applicable charges attributable to the change.

Misstatement of Age or Sex    If the age or sex of the Insured has been misstated, the Policy will be modified by recalculating all values and benefits based on the correct age and sex.

Collateral Assignment    If deemed acceptable by the Company, under certain circumstances and pursuant to the terms of your Policy you may assign a Policy as collateral security. We are not responsible for the validity or effect of a collateral assignment and we will not be deemed to know of an assignment before receipt of the assignment in writing at our Home Office even if effect of such assignment is given as of the time the Owner signs the assignment. The interests of any beneficiary will be subject to any collateral assignment made either before or after any beneficiary is named. The collateral assignee is not an Owner. A collateral assignment is not a transfer of ownership. (See “Ownership Rights”). Any such assignment will be subordinate to any assignment to the Company for loans regardless of the date of the loan.

Deferral of Determination and Payment    We will ordinarily pay Policy Benefits (i.e., Policy loans, Cash Surrender Value, and withdrawals) within seven days after we receive all required documents at our Home Office. However, we may defer determination and payment of benefits if:

•	the NYSE is closed, other than customary weekend and holiday closings, or trading on the NYSE is restricted as determined by the SEC; or

•	the SEC permits, by an order, the postponement of any payment for the protection of Owners; or

•	the SEC determines that an emergency exists that would make the disposal of securities held in the Separate Account or the determination of their value not reasonably practicable; or

•	such suspension or postponement is otherwise permitted by the 1940 Act.

If, under SEC rules, the Government Money Market Portfolio suspends payments of redemption proceeds in connection with a liquidation of the Portfolio, we will delay payment of any transfer, partial surrender, surrender, death benefit from the Government Money Market Division until the Portfolio is liquidated.

When the Policy is in force as Paid-up insurance, we may defer paying the Cash Surrender Value for up to six months from the date of surrender. We may also defer payment of a Policy loan or withdrawal for up to six months. If payment for

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any withdrawal, loan or surrender is deferred for 10 working days or more, interest will be paid on amounts at an annual effective rate at least equal to the rate required by New York law (currently 1.10%) from the date of the transaction to the date of payment.

If you have submitted a check or draft to our Home Office, we have the right to defer payment of Life Insurance Benefit, surrender, withdrawal, loan, or Income Plan proceeds until the check or draft has been honored.

If mandated under applicable law, we may be required to freeze an Owner’s Policy Value and thereby refuse to pay any requests for transfer, withdrawal, surrender, loans, or Life Insurance Benefit, until instructions are received from the appropriate regulatory or other lawful authority. We may also be required to provide additional information about you, your Policy, and your trading activities to government regulators.

Dividends    This Policy is eligible to share in the divisible surplus, if any, of the Company. Each year we determine, in our sole discretion, the amount and appropriate allocation of divisible surplus. Divisible surplus allocated to your Policy is referred to as a “dividend.” The Policy’s share, if any, will be credited as an annual dividend on the Policy Anniversary. There is no guaranteed method or formula for the determination or allocation of divisible surplus. The Company’s approach is subject to change. There is no guarantee of divisible surplus. Even if there is a divisible surplus, the payment of a dividend on the Policy is not guaranteed. It is not expected that any dividends will be payable on the Policy.

We will credit annual dividends, if any, in cash or you may use them to increase the Contract Fund Value. If you do not provide direction as to the use of dividends, we will use them to purchase fixed paid-up additions at an interest rate guaranteed by the Company and the guaranteed maximum cost of insurance rate. Such fixed paid-up additions will increase the Life Insurance Benefit and Cash Surrender Value. Dividends used to increase the Contract Fund Value will be allocated according to the allocation of Net Premiums then in effect.

Voting Rights

As long as the Separate Account continues to be registered as a unit investment trust under the 1940 Act, and as long as Separate Account assets of a particular Division are invested in shares of a given Portfolio, we will vote the shares of that Portfolio held in the Separate Account in accordance with instructions we receive from Owners. Periodic reports relating to the Portfolios, proxy material and a form on which one can give instructions with respect to the proportion of shares of the Portfolio held in the Separate Account corresponding to the Owner’s Policy Value, will be made available to the Owner(s). We will vote shares for which no instructions have been received in the same proportion as the shares for which instructions have been received from Owners. The effect of such proportional voting is that a small number of Owners may control the outcome of a particular vote.

We may, if required by state insurance regulations, disregard voting instructions which would require shares to be voted for a change in the sub-classification or investment objectives of a Portfolio, or to approve or disapprove an investment advisory agreement for a Portfolio. We may also disregard voting instructions that would require changes in the investment policy or investment adviser for a Portfolio, provided that we reasonably determine to take this action in accordance with applicable federal law. If we disregard voting instructions we will include a summary of the action and reasons therefore in the next annual report to Policy Owners.

Reports and Financial Statements

For each Policy Year, we will send you a statement showing the Death Benefit, Policy Value, Contract Fund Value and any Policy Debt (including interest charged) as of the Policy Anniversary. We will also send you a confirmation statement when you make a Premium Payment, transfer assets among Divisions, make a withdrawal, take a Policy loan, or surrender the Policy. The annual statement and confirmation statements will show the apportionment of allocations among the Divisions. If the Policy is in force as Paid-Up insurance, statements and reports will be limited to an annual Policy statement showing the Death Benefit, Contract Fund Value, and any Policy Debt.

Annually, we will send you a report containing financial statements of the Separate Account and, semi-annually, we will send you reports containing financial information and schedules of investments for the Portfolios underlying the Divisions to which your Contract Fund Value is allocated. The financial statements of the Company appear in the Statement of Additional Information. To receive a copy of the Annual Report, Semi-Annual Report and/or Statement of Additional Information, call Advanced Markets Operations at 1-866-464-3800. Certain reports and other information can be obtained on our website at www.northwesternmutual.com.

Householding

To reduce costs, we may send only a single copy of the same disclosure document(s) (such as prospectuses, prospectus supplements, reports, announcements, proxy statements, notices, and information statements) to each consenting household (rather than sending copies to each Owner residing in a household). If you are or become a member of such a household, you can revoke your consent to “householding” at any time, and can begin receiving your own copy of such disclosure documents by calling Advanced Markets Operations at 1-866-464-3800.

Abandoned Property Requirements

New York has unclaimed property laws which generally declare insurance contracts/policy proceeds to be abandoned if unclaimed by a person or person entitled thereto for a period of three years. For example, if the payment of the death benefit has been triggered, but, if after a thorough search, we are still unable to locate the beneficiary, or if the beneficiary

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does not come forward to claim the death benefit proceeds in a timely manner, the death benefit proceeds will be paid to the abandoned property division or unclaimed property office of the state in which the beneficiary or you last resided, as shown on our books and records, or to our state of domicile. This “escheatment” is revocable, however, and New York is obligated to pay the death benefit proceeds (without interest) if your beneficiary steps forward to claim them with the proper documentation. To prevent such escheatment, it is important that you update your beneficiary designations, including addresses, if and as they change. Please contact your Financial Representative or call Advanced Markets Operations at 1-866-464-3800 for assistance in making such changes.

Cybersecurity

The Company has administrative, technical and physical safeguards in place with respect to information security, nevertheless, our variable product business is potentially susceptible to operational and information security risks resulting from a cyber-attack as it is highly dependent upon the effective operation of our computer systems and those of our business partners. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service on websites and other operational disruption and unauthorized release of confidential customer information. Cyber-attacks affecting us, the Portfolios, intermediaries and other affiliated or third-party service providers may adversely affect us and your Policy Value. For instance, cyber-attacks may interfere with our processing of contract transactions (including the processing of orders through our website, if available, or with the Portfolios), impact our ability to calculate values, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cybersecurity risks may also impact the issuers of securities in which the Portfolios invest, which may cause the Portfolios to lose value. There can be no assurance that we or the Portfolios or our service providers will avoid losses affecting your Policy due to cyber-attacks or information security breaches in the future.

Legal Proceedings

Northwestern Mutual, like other life insurance companies, is generally involved in litigation at any given time. Although the outcome of any litigation cannot be predicted with certainty, we believe that, as of the date of this prospectus, there are no pending or threatened lawsuits that will have a materially adverse impact on the ability of Northwestern Mutual to meet its obligations under the Policy, on the Separate Account, or on NMIS and its ability to perform its duties as underwriter for the Separate Account.

Speculative Investing

Do not purchase this Policy if you plan to use it, or any of its riders, for any type of speculative collective investment scheme (including, for example, arbitrage). Your Policy is not intended to be traded on any stock exchange or secondary market, and attempts to engage in such trading may violate state and/or federal law.

Owner Inquiries

If eligible, you may get up-to-date information about your Policy at your convenience with your User ID and password at our website www.northwesternmutual.com where you can access performance information, forms for routine service, and daily values for Policies you own. Eligible Owners may also set up certain electronic payments, make transfers (including as applicable Dollar-Cost Averaging and/or Portfolio Rebalancing) and change the allocation of future Premium Payments online, subject to our administrative procedures. For enrollment information, please visit our website www.northwesternmutual.com. Please note that electronic devices may not always be available. Any electronic device, whether it is yours, your service provider’s, your agent’s or ours, can experience outages or slowdowns for a variety of reasons, which may delay or prevent our processing of your request or payment. Although we have taken precautions to limit these problems, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request or payment in writing at our Home Office. Electronic requests or payments are deemed to be received by us upon receipt at the electronic location designated by us in our procedures. If you have questions about surrendering your Policy, please contact your Financial Representative or call Advanced Markets Operations at 1-866-464-3800. To file a claim, please call your Financial Representative or Life Benefits at 1-800-635-8855.

Illustrations

Your Northwestern Mutual Financial Representative will provide you an illustration for your Policy upon your request when you apply for a Policy and while your Policy is in force. When you apply for a Policy, the illustrations will be based on the information you give us about the proposed Insured and will reflect such factors as the Specified Amount, Death Benefit option and Premium Payments that you select. While the Policy is in force, the illustrations will reflect the performance of your Policy to date. Illustrations show how the Death Benefit and Policy Value for a Policy would vary based on hypothetical future investment results. These should be based upon realistic expectations given your own individual situation.

Illustrations for variable life insurance policies do not project or predict investment results. The illustrated values assume that non-guaranteed elements such as dividends, Policy charges and level investment returns will not change. Given the volatility of the securities markets over time, the illustrated scenario is unlikely to occur and actual values, death benefits, and certain expenses (which may vary with the investment performance of the Portfolios) will be more or less than those illustrated. In addition, the actual timing and amounts of payments, deductions, expenses and any values removed from the Policy will also impact product

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performance. Due to these variations, even a Portfolio that averaged the same return as illustrated will produce values which will be more or less than those which were originally illustrated. We reserve the right to charge for Illustrations in excess of one per Policy year (see “Charges and Deductions”).

Tax Considerations

General    The following discussion provides a general description of federal tax considerations relating to the Policy. The discussion is based on current provisions of the Internal Revenue Code (“Code”) as currently interpreted by the Treasury Department and the Internal Revenue Service (“IRS”). The discussion is not exhaustive, it does not address the likelihood of future changes in federal tax law or interpretations thereof, and it does not address state or local tax considerations, which may be significant in the purchase and ownership of a Policy.

Depending on the circumstances, the exchange of a Policy, a Policy loan (including the addition of unpaid loan interest to a Policy loan), or a change in ownership or an assignment of the Policy, or an interest in the Policy, may have federal income tax consequences. In addition, federal, state and local transfer, estate, inheritance, and other tax consequences of Policy ownership, premium payments and receipt of Policy proceeds depend on the circumstances of each Owner or beneficiary. If you contemplate any such transaction you should consult a qualified tax adviser.

This tax discussion is intended to describe the tax consequences associated with your Policy. It does not constitute legal or tax advice, and is not intended to be used and cannot be used to avoid any penalties that may be imposed on a taxpayer. Taxpayers should seek advice based on their particular circumstances from an independent tax advisor.

Life Insurance Qualification    Section 7702 of the Code defines life insurance for federal income tax purposes. Under Section 7702, a Policy will generally be treated as life insurance for federal tax purposes if at all times it meets either a Guideline Premium/Cash Value Corridor Test (“GLPT”) or a Cash Value Accumulation Test (“CVAT”). You must choose either the GLPT or the CVAT before the Policy is issued. Once the Policy is issued, you may not change to a different test. The Death Benefit will vary depending on which test is used.

The definitional tests under the Code are based on the Commissioner’s Standard Ordinary (CSO) mortality tables in effect when the Policies were issued. The test applied to your policy is based on the 2017 CSO mortality tables.

The GLPT has two components, a premium limit component and a corridor component. The premium limit restricts the amount of premium that can be paid into the Policy. The corridor requires that the Death Benefit be at least a certain percentage (varying each year by age of the Insured) of the Policy Value. The CVAT does not have a premium limit, but does have a corridor that requires that the Death Benefit be at least a certain percentage of the Policy Value, with the percentage varying based on factors including but not limited to the age, sex and underwriting classification of the Insured. The corridor under the CVAT is different from the corridor under the GLPT. Specifically, the CVAT corridor requires more Death Benefit in relation to Policy Value than is required by the GLPT corridor. Therefore, as your Policy Value increases your Death Benefit may increase more rapidly in the Policy’s earlier years under CVAT than it would under GLPT. We have designed the Policy to comply with these rules. We will return premiums that would cause a Policy to be disqualified as life insurance, or we may take any other action that may be necessary for the Policy to qualify as life insurance for tax purposes.

In deciding whether or not to choose the CVAT, you should consider that the CVAT generally permits more premiums to be contributed to a Policy, but may require the Policy to have a higher Death Benefit, which may increase the Cost of Insurance charges, especially in the Policy’s later years.

As provided by Section 817(h) of the Code, the Secretary of the Treasury has set standards for diversification of the investments underlying variable life insurance policies. Failure to meet the diversification requirements would disqualify your Policy as life insurance for purposes of Section 7702 of the Code. We believe that your Policy complies with the provisions of Section 7702 and 817(h) of the Code, but the application of these rules is not entirely clear. We may make changes to your Policy if necessary for the Policy to qualify as life insurance for tax purposes.

IRS Rev. Ruls. 2003-91 and 2003-92 provide guidance on when an Owner’s control of Separate Account assets will cause the Owner, and not the life insurance company, to be treated as the owner of those assets. Important indicators of investor control are the ability of the Owner to select the investment advisor, the investment strategy or the particular investments of the Separate Account. If the Owner of a Policy were treated as the owner of the assets held in the Separate Account, the income and gains related to those assets would be included in the Owner’s gross income for federal income tax purposes. We believe that we own the assets of the Separate Account under current federal income tax law.

Tax Treatment of Life Insurance    While a Policy is in force, increases in the Policy Value as a result of investment experience are not subject to federal income tax until there is a distribution as defined by the Code. The Death Benefit received by a beneficiary will generally not be subject to federal income tax.

So long as your Policy is not classified as a MEC (see “Modified Endowment Contract”), the proceeds from a surrender or withdrawal will generally be taxable only to the extent that the proceeds exceed the basis of the Policy. The basis of the Policy is generally equal to the Premium

Variable Universal Life Plus – NY Prospectus	31

Payments less any amounts previously received as tax-free distributions. Dividends paid in cash, if any, are generally taxed as withdrawals with a resulting reduction in basis. However, dividends applied to purchase additional insurance or used to pay premiums are generally not taxable. In certain circumstances, a withdrawal of Policy Value during the first 15 Policy Years may be taxable to the extent that the Policy Value exceeds the basis of the Policy. This means that the amount withdrawn may be taxable even if that amount is less than the basis of the Policy.

Unless the Policy is a MEC a loan received under your Policy will not be treated as a distribution subject to current federal income tax. If the Policy remains in force until the death of the Insured or, in the case of joint life insurance, the second death, the Policy Debt will be repaid from the Death Benefit. However, if the Policy terminates by any method other than death, the Policy Debt will be repaid from the Cash Value of the Policy, and the total Policy Value, including the total amount of the Policy Debt, will be taxable to the extent it exceeds the basis of the Policy. If the extended term insurance nonforfeiture option is available in your Policy, and it lapses to extended term insurance, the Policy Debt will be repaid from Policy Value of the Policy and the Policy Debt repayment will be treated as income and taxable to the extent it exceeds Policy’s basis.

Caution must be used when taking cash out of a Policy through Policy loans. If interest is not paid annually, it is added to the principal amount and the total Policy Debt will continue to increase for as long as the loan is maintained on the Policy. In extreme situations, Owners can face what is called the “surrender squeeze.” The surrender squeeze occurs if the Policy Debt becomes too large when compared to the unborrowed Policy Value, less the applicable surrender charge, is insufficient to cover the Monthly Policy Charges, thereby causing the Policy to lapse. As described above, if your policy lapses with outstanding Policy Debt, you will have an income tax liability to the extent the Policy Debt exceeds the Policy basis. This means that you may have to pay income tax for a year in which you did not receive any cash from the policy.

Interest paid by individual Owners of a Policy will ordinarily not be deductible. You should consult a qualified tax advisor as to the deductibility of interest paid, or accrued, by business Owners of a Policy. (See “Business-Owned Life Insurance”).

Subject to the agreement of the Company, and the Owner meeting any conditions set by the Company, a Policy may be exchanged tax-free for another life insurance policy covering the same Insured or an annuity contract with the same owner (or, in the case of an annuity owned by a non-natural owner, if the annuitant is the same as the life insurance policy insured). The Code also allows certain policies to be exchanged for stand-alone and combination long-term care policies on a tax-free basis. Any cash received or loan repaid in an exchange will be taxed to the extent of the gain in the Policy (i.e., on a gain-first basis).

Ownership of a Policy, or an interest in the Policy, may be transferred. If the transfer is for a valuable consideration, it is taxable to the extent the sales proceeds or fair market value of property received exceed the basis of the Policy. The transfer of a Policy with a loan in excess of Policy basis is considered a sale to the extent of the loan, and the loan is treated as “sales proceeds” paid to the transferor. If a Policy, or an interest in a Policy were transferred for valuable consideration, the death benefit will be taxable as ordinary income to the extent it exceeds the sum of the purchase price and subsequent premiums paid by the new owner. However, the death benefit will not be taxable if both of the following criteria are satisfied:

1.	The transfer was no a “Reportable Policy Sale,” and

2.

The transferee is the insured, a partner of the insured, a partnership in which the insured is a partner or a corporation in which the insured is a shareholder or officer or the basis of the Policy is carried over, in whole or in part, in the transfer. You should seek qualified tax advice if you plan a transfer of ownership.

A Reportable Policy Sale is defined by Code section 101(a)(3), which was enacted in 2017 as part of the Tax Cuts and Jobs Act. A Reportable Policy Sale occurs when a Policy or an interest in the Policy is transferred, directly or indirectly, for valuable consideration and the acquirer does not have a “substantial family, business, or financial relationship with the insured apart from the acquirer’s interest in” the Policy. An example of an indirect transfer is an acquisition of a partnership that owns the Policy. If a Reportable Policy Sale occurs, the acquirer and the insurance company are required to send information about the sale to the IRS and the transferor. At the time the prospectus was printed, the IRS had not yet issued guidance related to these reporting rules, so specific requirements are unclear.

Where the Policy cash value is distributed as periodic payments under a payment plan, part or all of the taxable payments may be subject to an additional 3.8% Medicare tax. The tax will be assessed on the Owner’s net investment income for the year to the extent that the Owner’s adjusted gross income (with slight modifications) exceeds $250,000 (married filing jointly or surviving spouse), $125,000 (married filing separately) or $200,000 (other filers) (not indexed). Under final regulations issued by the IRS, “net investment income” may, among other things, include the transfer of a life insurance policy that constitutes a sale, interest paid on the Death Benefit and taxable distributions from life insurance policies held in arrangements that constitute “passive activities”. You should seek qualified tax advice.

Modified Endowment Contracts (MEC)    A modified endowment contract (“MEC”) is a type of life insurance contract that is taxed less favorably on lifetime distributions than other life insurance contracts. A MEC has less-favorable tax treatment because it is considered to be too investment oriented. Generally, a Policy will be classified as a MEC if the cumulative premiums paid during the first seven Policy Years after issue, or after a “material change” (described below), exceed the policy’s “seven-pay” limit. The seven-year time

32	Variable Universal Life Plus – NY Prospectus

period is commonly referred to as the “seven-pay period”. Code Section 7702A defines the seven-pay limit as the sum of the Premium Payments (net of expense and administrative charges) that would have to be paid in order for the Policy to be fully paid-up after seven level annual payments, based on defined interest and mortality assumptions. If premiums in excess of the seven-pay limit are paid during a seven-pay period, a Policy will be a MEC. However, a policy will not be a MEC if the excess premiums are refunded, with interest, within 60 days after the end of the Policy Year in which they are paid. For purposes of measuring this 60-day refund period, the term “Policy Year” refers to the year that starts on the date of a material change if that date is different than the Policy Date. If excess premium is refunded, all Policy values are recalculated as though the excess premium had never been paid.

A Policy can also become a MEC if the benefits under the Policy are reduced during the seven-pay period. If a reduction occurs during a seven-pay period, the seven-pay Premium Payment limit will be redetermined based on the reduced level of benefits. All premiums paid during the seven-pay period must be retroactively tested against the new, lower, seven-pay limit. If the premiums previously paid are greater than the recalculated seven-pay limit, the Policy will become a MEC. This means that a reduction of Policy benefits can result in a MEC because of premiums paid in prior years even if those premiums did not exceed the policy’s seven-pay limit at the time they were paid. A reduction in benefits includes a decrease in the amount of coverage, the termination or reduction of certain riders, a withdrawal or any other action resulting in a surrender of Policy Value to you according to the terms of the Policy, an election for Paid-up insurance or, in some cases, a lapsing of the Policy where the Policy is not reinstated within 90 days. A life insurance policy which is received in exchange for a MEC will also be considered a MEC. In the case of joint life Policies, the reduction test must be applied during the lifetime of either insured rather than only during seven-pay periods.

Whenever there is a “material change” under a Policy, it will generally be treated as a new contract for purposes of determining whether the Policy is a MEC. This means that a new seven-pay period begins with a new seven-pay limit. The new seven-pay limits is determined by taking into account the Policy Value of the Policy at the time of such change. A material change could occur as a result of certain changes to the benefits or terms of the Policy, such as a change in a death benefit option or a change in the Insured(s), if allowable under your Policy. A material change could occur as a result of an increase in the death benefit, the addition of a benefit or the payment of a premium after the seven-pay period, which could be considered “unnecessary” under the Code.

If a Policy is a MEC, any distribution from the Policy will be treated as a distribution of gain first, subject to ordinary income taxation. Distributions for this purpose include a loan, a withdrawal of Policy Value, a surrender of the Policy, and dividends paid in cash. Distributions taken within the two-year period prior to a Policy becoming a MEC may also be taxed under the MEC tax rules. The Policy basis is increased to the extent a loan is a taxable distribution from a MEC. For these purposes, the term “loan”, includes an increase in Policy Debt due to accrued but unpaid loan interest, or an assignment or pledge of the policy to secure a loan. For MECs, the basis would be increased by the amount of any prior loan under the Policy that was considered taxable income. For purposes of determining the taxable portion of any distribution, all MECs issued by Northwestern Mutual to the same Owner (excluding certain qualified plans) during any calendar year are to be aggregated. The Secretary of the Treasury has authority to prescribe additional rules to prevent avoidance of gain-first taxation on distributions from MECs.

A 10% penalty tax will apply to the taxable portion of a distribution from a MEC. The penalty tax will not, however, apply to distributions (i) to taxpayers 59 1⁄2 years of age or older, (ii) in the case of a disability (as defined in the Code) or (iii) received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayer or the survivorship lives (or survivorship life expectancies) of the taxpayer and the taxpayer’s beneficiaries. The exceptions generally do not apply to life insurance policies owned by corporations or other entities.

Estate Tax and Generation Skipping Taxes    If the Insured owns, or has any incidents of ownership in, the Policy, the amount of the Life Insurance Death Benefit will generally be includible in the Insured’s estate for purposes of the federal estate tax and any applicable state inheritance tax. In some circumstances, the Death Benefit of a policy may be included in an Insured’s estate even if not owned at the time of death. This may occur if the Insured transferred an ownership interest, or an incident of ownership, in a policy within three years of death. If the Owner dies, but an Insured is still alive, the fair market value of the Policy will be includible in the Owner’s estate. With appropriate estate planning, an unlimited marital deduction may permit deferral of federal estate and gift taxes until the death of the Owner’s surviving spouse.

If ownership of the Policy is transferred, either directly or in trust, to a person two or more generations younger than the Owner, the value of the Policy may be subject to a generation skipping transfer tax.

An exemption limit of $10 million (single)/$20 million (married) (with inflation indexing after 2011) and a maximum rate of 40% applies for purposes of the estate, gift and generation skipping transfer taxes. In addition, any unused estate exemption limit may be carried over to the surviving spouse.

Business-Owned Life Insurance    Business-owned life insurance may be subject to certain additional rules. Section 101(j) of the Code provides that a portion of the Death Benefit payable under business-owned life insurance in which the business is also the beneficiary will be taxable to the extent it exceeds the premiums or other consideration the business paid for the policy. This rule will not apply if (i) the insured is an eligible employee and (ii) certain notice and consent requirements are satisfied before the policy is issued. Generally, an eligible employee is someone who was an

Variable Universal Life Plus – NY Prospectus	33

employee at any time during the 12-month period before death, a director, a person who owns more than 5% of the business, an employee earning more than $120,000 annually (increased for cost of living), one of the highest 5 paid officers or an employee who is among the highest paid 35% of employees. The law also imposes an annual reporting and record-keeping obligation on the employer. Increases in Policy Value may also be subject to tax under the corporation alternative minimum tax provisions.

Section 264(a)(1) of the Code generally disallows a deduction for Premium Payments on Policies by anyone who is directly or indirectly a beneficiary under the Policy. Interest on debt that is related to or is incurred to purchase or carry life insurance might be deductible in certain, limited, circumstances set forth in Code Section 264. For example, interest paid or accrued for up to an aggregate of $50,000 of indebtedness with respect to life insurance covering a “key person” may be deductible. Generally, a key person is defined as an officer or a 20% owner. However, the number of key persons will be limited to the greater of (a) five individuals, or (b) the lesser of 5% of the total officers and employees of the taxpayer or 20 individuals. Deductible interest for these Policies will be subject to limits based on current market rates.

In addition, if a business owns life insurance with cash value, Section 264(f) may disallow a portion of a business’s non-life insurance related interest deduction. The disallowance is based on a ratio that compares the amount of unborrowed life insurance Policy Value to the adjusted basis of other business assets. Certain policies may be excluded from the disallowance calculation. These include policies held by natural persons unless the business is a direct or indirect beneficiary under the policy and policies owned by a business and insuring an individual who at the time the policy is issued is an employee, director, officer or 20% owner (as well as survivorship life policies insuring 20% owners and their spouses). The IRS has ruled that a policy received in a tax-free exchange is newly issued for this purpose.

The IRS has ruled privately that losses in business-owned life insurance could be deducted upon the surrender of the policy if there was no reasonable prospect of recovery, but that the losses would be calculated by reducing the basis of the policy by the annual cost of the insurance protection provided by the policy. Private rulings apply only to the taxpayer who receives the ruling but may be indicative of the IRS’s thinking on an issue.

Special rules under the Code govern how life insurance companies calculate income tax deductions. Under these rules the annual increase in the cash value of life insurance policies owned by life insurance companies may limit the company’s deductions, resulting in an overall increase in its taxable income. In Revenue Procedure 2007-61, the IRS provided a safe harbor under which the annual increase in cash value of life insurance policies covering no more than 35% of the company’s employees, directors, officers and 20% owners will not limit the life insurance company’s deductions. Additionally, the Revenue Procedure included language that the tax-deferred nature of such contracts remains subject to challenge by the IRS under other provisions of the tax law, including judicial doctrines such as the business purpose doctrine.

Split Dollar Arrangements    Life insurance purchased under a split dollar arrangement is subject to special tax rules. Treasury regulations regarding the taxation of split dollar arrangements apply only to arrangements entered into or materially changed after September 17, 2003. The regulations provide that such split dollar arrangements must be taxed under one of two mutually exclusive tax regimes depending on the ownership of the underlying life insurance policy. Collateral assignment split dollar arrangements, in which the employee owns the policy, must be taxed under a loan regime. Where such an arrangement imposes a below market interest rate or no interest rate, the employee is taxed on the imputed interest under Section 7872 of the Code. Endorsement split dollar arrangements, in which the employer owns the policy, must be taxed under an economic benefit regime. Under this regime, the employee is taxed each year on (i) the value of the current life insurance protection provided to the employee, (ii) the increase in the amount of policy Cash Surrender Value to which the employee has current access, and (iii) the value of any other economic benefits provided to the employee during the taxable year.

Under the Sarbanes-Oxley Act of 2002, it is a criminal offense for an employer with publicly traded stock to extend or arrange a personal loan to a director or executive officer after July 30, 2002. One issue that has not been clarified is whether each Premium Payment paid by such an employer under a split dollar arrangement with a director or executive officer is a personal loan subject to the new law.

Section 409A of the Code imposes requirements for nonqualified deferred compensation plans with regard to the timing of deferrals, distribution triggers, funding mechanisms and reporting requirements. Nonqualified deferred compensation plans that fail to meet these conditions are taxed currently on all compensation previously deferred and interest earned thereon and are assessed an additional 20% penalty. The law does not limit the use of life insurance as an informal funding mechanism for nonqualified deferred compensation plans, but Notice 2007-34 treats certain split dollar arrangements as nonqualified deferred compensation plans that must comply with the new rules. These rules became effective December 31, 2008. Congress has also considered limiting an individual’s annual aggregate deferrals to a nonqualified deferred compensation plan to $1,000,000.

Valuation of Life Insurance    Special valuation rules apply to Policies distributed from a qualified plan to a participant or transferred by an employer to an employee. IRS Rev. Proc. 2005-25 provides safe harbor formulas for valuing variable and non-variable life insurance. Generally, the safe harbor value is the greater of (i) the sum of the interpolated terminal reserve, any unearned premiums, and a pro rata portion of the estimated dividends for the Policy Year; or (ii) the cash value without reduction for surrender charges (but adjusted by a surrender factor for policies distributed from qualified plans) multiplied by a factor specified in Rev. Proc. 2005-25. These

34	Variable Universal Life Plus – NY Prospectus

rules do not apply to split dollar arrangements entered into on or before September 17, 2003 and not materially modified thereafter.

Other Tax Considerations    Under Code Section 6011, taxpayers are required to annually report all “reportable transactions”. Regulations under Code Section 6011 provide a list of several types of reportable transactions, some of which may involve life insurance policies. For example, in some circumstances a reportable transaction might exist if life insurance is owned by a welfare benefit plan. “Reportable transactions” also include transactions that create significant differences between the amount of any item for purposes of determining income, gain, expense or loss for tax purposes differs by more than $10 million, on a gross basis, from the amount of the item for purposes for book purposes. However, Rev. Proc. 2004-67 held that the purchase of life insurance policies that creates such a difference does not, by itself, constitute a “reportable transaction.” The rules related to reportable transactions are complicated and you should consult a qualified tax advisor before purchasing any insurance policy as part of a transaction.

Distribution of the Policy

We sell the Policy through our Financial Representatives who also are registered representatives of Northwestern Mutual Investment Services, LLC (“NMIS”). NMIS, our wholly-owned company, was organized under Wisconsin law in 1998 and is located at 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202. NMIS is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. NMIS is the principal underwriter and distributor of the Policy and has entered into a Distribution Agreement with us.

Northwestern Mutual variable insurance and annuity products are available exclusively through NMIS and its registered representatives and cannot be held with or transferred to an unaffiliated broker-dealer. Except in limited circumstances, NMIS registered representatives are required to offer Northwestern Mutual variable insurance and annuity products. The amount and timing of sales compensation paid by insurance companies varies. The commissions, benefits, and other sales compensation that NMIS and its registered representatives receive for the sale of a Northwestern Mutual variable insurance or annuity product might be more or less than that received for the sale of a comparable product from another company.

The maximum commission payable to the registered representative who sells the Policy is 42.5% of Target Premium and 2.75% of Premium Payments in excess of that amount during the first Policy Year; 6% of Target Premium and 2.75% of Premium Payments in excess of that amount paid in Policy Years 2-10; and 1.5% of Premium Payments thereafter. Registered representatives may receive less than the maximum commission or no commission in certain circumstances according to pre-established guidelines. We may also pay new registered representatives differently during a training period. In addition, a commission of 0.07% of

Invested Assets is paid at the end of Policy Years 2 and later. The entire amount of sales commissions paid to registered representatives is passed through NMIS to the registered representative who sold the Policy and to his or her managers. The Company pays compensation and bonuses for the management team of NMIS, and other expenses of distributing the Policies.

Because registered representatives of NMIS are also our appointed agents, they may be eligible for various cash benefits, such as bonuses, insurance benefits, retirement benefits, and non-cash compensation programs that we offer, such as conferences, achievement recognition, prizes, and awards. In addition, registered representatives of NMIS who meet certain productivity, persistency, and length of service standards and/or their managers may be eligible for additional compensation. For example, registered representatives who meet certain annual sales production requirements with respect to their sales of Northwestern Mutual insurance and annuity products can qualify to receive additional cash compensation for their other sales of investment products and services. Sales of the Policies help registered representatives and/or their managers qualify for such compensation and benefits. Certain registered representatives of NMIS may receive other payments from us for the recruitment, training, development, and supervision of financial representatives, production of promotional literature and similar services.

Commissions and other incentives and payments described above are not charged directly to Owners or to the Separate Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the Policy. NMIS registered representatives receive ongoing servicing compensation related to the Policies, but may be ineligible to receive ongoing servicing compensation paid by issuers of other investment products for certain smaller accounts.

Variable Universal Life Plus – NY Prospectus	35

Glossary of Terms

APPLICATION

The form completed by the applicant when applying for coverage under the Policy. This includes any:

1.	amendments or endorsements;
2.	supplemental Applications;
3.	reinstatement Applications; and
4.	Policy change Applications.

ATTAINED AGE

The Insured’s Issue Age listed in the Policy schedule pages, plus the number of complete Policy Years that have elapsed since the Policy Date.

CASH SURRENDER VALUE

An amount equal to the Policy Value minus the sum of Policy Debt and any surrender charge. Please note that in certain contexts outside of the Prospectus, such as sales literature, notices and/or other materials, the term Accumulated Value After Loan and Surrender Charge may be used in place of Cash Surrender Value. In some circumstances, the terms Accumulated Value After Loan, Accumulated Value After Surrender Charge, or Net Accumulated Value may be used to describe your Cash Surrender Value, as appropriate.

CODE

The Internal Revenue Code of 1986, as amended.

CONTRACT FUND VALUE

An amount equal to amounts in the Divisions but does not include Policy Debt. Please note that in certain contexts outside of the Prospectus, such as sales literature, notices and/or other materials, the term Accumulated Value may be used in place of Contract Fund Value. In some circumstances, the terms Accumulated Value After Loan, Accumulated Value After Surrender Charge, or Net Accumulated Value may be used to describe your Contract Fund Value after deductions for a surrender charge or an outstanding loan, as appropriate.

DATE OF ISSUE

The date on which insurance coverage takes effect and the date on which the suicide and contestable periods begin. The date is shown in the Policy.

DEATH BENEFIT

The gross amount payable to the Beneficiary upon the death of the Insured, before the deduction of Policy Debt and other adjustments. (See “Life Insurance Benefit”).

DEATH BENEFIT GUARANTEE GRACE PERIOD

A 61-day period after which the Death Benefit Guarantee will terminate if you do not make a sufficient payment.

DIVISION

A subdivision of the Separate Account. We invest each Division’s assets exclusively in shares of one Portfolio.

FINANCIAL REPRESENTATIVE

An individual who is authorized to sell you the Policy and who is licensed both as a Northwestern Mutual insurance agent and as a registered as a representative of our affiliate, Northwestern Mutual Investment Services, LLC, the principal underwriter of the Policy.

FUND

Each Fund is registered under the 1940 Act as an open-end management investment company or as a unit investment trust, or is not required to be registered under the Act. Each Portfolio of the Funds is available as an investment option under the Policy. The assets of each of the Divisions of the Separate Account are used to purchase shares of the corresponding Portfolio of a Fund.

GENERAL ACCOUNT

All assets of the Company, other than those held in the Separate Account or in other separate accounts that have been or may be established by the Company.

GOOD ORDER

Your request or payment meets all the current requirements necessary for us to process it. For certain requests this may include, as applicable, the return of proceeds, evidence of insurability, underwriting, MEC-limit (or insurance qualification) requirements, any premium payments due, instructions as to payment due dates, or proper completion of certain Northwestern Mutual forms.

HOME OFFICE

Our office at 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202-4797.

INCOME PLAN

An optional method of receiving the Death Benefit, maturity benefit, surrender proceeds or withdrawal proceeds of an insurance policy or annuity contract through a series of periodic payments. An Income Plan may also be known as a “payment plan.”

IN FORCE DATE

The date on which the initial Net Premium is transferred from the General Account to the Separate Account after you have met all the conditions necessary for us to proceed with the final issuance of your Policy, such as determination of underwriting classification, receipt of minimum premiums and receipt of all paperwork in Good Order.

INITIAL ALLOCATION DATE

The date identified in the Policy on which we first allocate Net Premium to the Divisions of the Separate Account according to the Owner’s instructions.

INITIAL SPECIFIED AMOUNT

The Specified Amount of coverage on the Date of Issue of the Policy.

INSURED

The person named as the Insured on the Application and in the Policy.

INVESTMENT ACCOUNT

Amounts allocated to the Divisions of the Separate Account. Please note that in certain contexts outside of the Prospectus, such as sales literature, notices and/or other materials, the term Invested Assets may be used in place of Investment Account.

36	Variable Universal Life Plus – NY Prospectus

ISSUE AGE

The Insured’s age on his/her birthday nearest the Policy Date.

LIFE INSURANCE BENEFIT

The net amount payable upon the death of the Insured. The Life Insurance Benefit equals the Death Benefit (or the Guaranteed Minimum Death Benefit if the Policy is in force under the Death Benefit Guarantee) reduced by any outstanding Policy Debt and other adjustments if death occurs during a grace period.

LOAN VALUE

An amount equal to 90% of the excess of the Policy Value on the date of the loan over the surrender charge that would be applicable to a surrender on the date of the loan.

MEC

Modified endowment contract as described in Section 7702A of the Internal Revenue Code. A modified endowment contract is a life insurance contract that is considered too investment oriented and is taxed less favorably on lifetime distributions than other life insurance contracts. See the “Tax Considerations” section for more detailed information.

MONTHLY POLICY CHARGE

The amount equal to the sum of:

1.	the monthly cost of insurance charge;
2.	the monthly percent of contract fund value charge;
3.	the monthly administrative charge;
4.	the monthly Specified Amount charge;
5.	the monthly underwriting and issue charge;
6.	the monthly cost of any optional benefit, if applicable;
7.	the monthly Policy Debt Expense charge, if applicable; and
8.	the monthly Death Benefit Guarantee charge, if applicable.

MONTHLY PROCESSING DATE

The first Monthly Processing Date is the Policy Date; thereafter, the Monthly Processing Date is the same day of each month as the Policy Date. If the Monthly Processing Date would otherwise fall on the 29th, 30th, or 31st of the month, monthly processing will occur on that day or on the last day of the month if the month does not have that day.

NET PREMIUM(S)

The amount of Premium Payment remaining after the Premium Expense Charges have been deducted.

NYSE

New York Stock Exchange.

OWNER (You, Your)

The person named in the Application as the Owner, or the person who becomes Owner by transfer or succession.

POLICY ANNIVERSARY

The same day and month as the Policy Date in each year following the first Policy Year.

POLICY DATE

The date shown on the Policy Schedule Page from which the following are computed:

1.	Policy Year;
2.	Policy Anniversary;
3.	Monthly Processing Date;
4.	Death Benefit Guarantee Period;
5.	the Issue Age of Insured; and
6.	the Attained Age of the Insured.

POLICY DEBT

The total amount of all outstanding Policy loans, including both principal and accrued interest.

POLICY GRACE PERIOD

A 61-day period after which a Policy will lapse if you do not make a sufficient payment.

POLICY VALUE

The sum of Contract Fund Value and Policy Debt. Please note that in certain contexts outside of the Prospectus, such as sales literature, notices and/or other materials, the term Accumulated Value may be used in place of Policy Value. In some circumstances, the terms Accumulated Value After Loan, Accumulated Value After Surrender Charge, or Net Accumulated Value may be used to describe your Policy Value after deductions for a surrender charge or an outstanding loan, as appropriate.

POLICY YEAR

A year that starts on the Policy Date or on a Policy Anniversary.

PORTFOLIO

A series of a Fund available for investment under the Policy which corresponds to a particular Division of the Separate Account.

PREMIUM PAYMENTS

All payments you make under the Policy other than loan repayments and transaction fees.

SEPARATE ACCOUNT

Northwestern Mutual Variable Life Account II.

SPECIFIED AMOUNT

The amount you select, subject to minimums and underwriting requirements we establish, which is used in determining the insurance coverage on an Insured’s life.

TARGET PREMIUM

An amount based on the Specified Amount, Death Benefit Guarantee Period, any optional benefits, and factors relating to the Insured including but not limited to Issue Age, sex, and underwriting classification, used to compute certain charges. The Target Premium is the dollar amount identified in the Maximum Sales Load section of the Policy schedule pages.

UNIT

An accounting unit of measure representing the value in one or more Divisions of the Separate Account.

UNIT VALUE

The value of a particular Unit at a particular time. Unit Value is analogous, but not the same as, the share price of a Portfolio in which a Division invests. It may fluctuate from one Valuation Period to the next.

Variable Universal Life Plus – NY Prospectus	37

VALUATION DATE

Any day the NYSE is open for trading, except for any days specified in the Policy’s prospectus including any day a Portfolio does not value its shares. A Valuation Date ends when the NYSE closes.

VALUATION PERIOD

The time between the close of trading on the NYSE on a Valuation Date and the close of trading on the next Valuation Date.

38	Variable Universal Life Plus – NY Prospectus

Additional Information

More information about the Separate Account is included in a Statement of Additional Information (“SAI”), which is dated the same day as this prospectus, is incorporated by reference into this prospectus, and is available free of charge from The Northwestern Mutual Life Insurance Company. To request a free copy of the Separate Account’s SAI, or current annual report, call Advanced Markets Operations toll-free at 1-866-464-3800. Under certain circumstances you or your Financial Representative may be able to obtain these documents online at www.northwesternmutual.com. Information about the Separate Account (including the SAI) can be reviewed and copied at the Public Reference Room of the SEC in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090. Reports and other information about the Separate Account are available on the SEC’s Internet site at http://www.sec.gov, or they may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 100 F St., NE, Washington, DC 20549-0102.

Your Northwestern Mutual Financial Representative will provide you with illustrations for a Variable Universal Life Plus—NY Policy free of charge upon your request. The illustrations show how the Death Benefit, Contract Fund Value and Cash Surrender Value for a Policy would vary based on hypothetical investment results. Your Financial Representative will also respond to other inquiries you may have regarding the Policy, or you may contact Advanced Markets Operations at 1-866-464-3800.

Investment Company Act File No. 811- 21933

Variable Universal Life Plus – NY Prospectus	39

NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT II

(Account)

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

(Depositor)

720 EAST WISCONSIN AVENUE

MILWAUKEE, WI 53202

1-866-464-3800

STATEMENT OF ADDITIONAL INFORMATION

Variable Universal Life Plus – New York

This Statement of Additional Information (“SAI”) contains additional information regarding the Variable Universal Life Plus – New York insurance policy (the “Policy”) offered by The Northwestern Mutual Life Insurance Company (“Northwestern Mutual”). This SAI is not a prospectus, and should be read together with the prospectus for the Policy dated [    ], 2019. You may obtain a copy of the prospectus by writing or calling Northwestern Mutual at the address or phone number shown above, or by visiting the Northwestern Mutual website at www.northwesternmutual.com. Capitalized terms in this SAI have the same meanings as in the prospectus for the Policy.

The date of this Statement of Additional Information is [                ], 2019.

DISTRIBUTION OF THE POLICY

Northwestern Mutual Investment Services, LLC (“NMIS”), our wholly-owned company, is the principal underwriter and distributor of the Policy. NMIS is located at 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202. The Policy is offered on a continuous basis exclusively through our Financial Representatives, who are also registered representatives of NMIS. We do not anticipate discontinuing the offering of the Policy but we reserve the right to do so at any time.

NMIS is the principal underwriter of the Policies for purposes of the federal securities laws. We paid the following amounts to NMIS with respect to sales of variable life insurance policies issued in connection with the Account during the last fiscal year representing commission payments NMIS made to our agents and related benefits. None of these amounts was retained by NMIS and no amounts were paid to other underwriters or broker-dealers.

Year	Amount
2018	$30,920,249
2017	$19,621,125
2016	$13,520,415

NMIS also provides certain services related to the administration of payment plans under the Policy pursuant to an administrative services contract with Northwestern Mutual. In exchange for these services, NMIS receives compensation to cover the actual costs incurred by NMIS in performing these services.

EXPERTS

The statutory financial statements of The Northwestern Mutual Life Insurance Company as of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018, and the financial statements of Northwestern Mutual Variable Life Account II as of December 31, 2018 and for the periods indicated, included in this Statement of Additional Information constituting part of this Registration Statement, have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The address of PricewaterhouseCoopers LLP is 833 East Michigan Street, Suite 1200, Milwaukee, Wisconsin 53202.

Annual Report December 31, 2018

Northwestern Mutual Variable Life Account II

Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of The Northwestern Mutual Life Insurance Company and the Policyowners of Northwestern Mutual Variable Life Account II

Opinions on the Financial Statements

We have audited the accompanying statements of assets and liabilities of each of the Divisions of Northwestern Mutual Variable Life Account II indicated in the table below as of December 31, 2018, and the related statements of operations and of changes in net assets for each of the periods indicated in the table below, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of each of the Divisions in the Northwestern Mutual Variable Life Account II as of December 31, 2018, and the results of each of their operations and the changes in each of their net assets for the periods indicated in the table below in conformity with accounting principles generally accepted in the United States of America.

Growth Stock Division (1)	Mid Cap Value Division (1)	Select Bond Division (1)	U.S. Strategic Equity Division (1)
Focused Appreciation Division (1)	Small Cap Growth Stock Division (1)	Long-Term U.S. Government Bond Division (1)	U.S. Small Cap Equity Division (1)
Large Cap Core Stock Division (1)	Index 600 Stock Division (1)	Inflation Protection Division (1)	International Developed Markets Division (1)
Large Cap Blend Division (1)	Small Cap Value Division (1)	High Yield Bond Division (1)	Strategic Bond Division (1)
Index 500 Stock Division (1)	International Growth Division (1)	Multi-Sector Bond Division (1)	Global Real Estate Securities Division (1)
Large Company Value Division (1)	Research International Core Division (1)	Balanced Division (1)	LifePoints Moderate Strategy Division (1)
Domestic Equity Division (1)	International Equity Division (1)	Asset Allocation Division (1)	LifePoints Balanced Strategy Division (1)
Equity Income Division (1)	Emerging Markets Equity Division (1)	Fidelity VIP Mid Cap Division (1)	LifePoints Growth Strategy Division (1)
Mid Cap Growth Stock Division (1)	Government Money Market Division (1)	Fidelity VIP Contrafund Division (1)	LifePoints Equity Growth Strategy Division (1)
Index 400 Stock Division (1)	Short-Term Bond Division (1)	AMT Sustainable Equity Division (1)	Credit Suisse Trust Commodity Return Strategy Division (1)
(1) Statement of operations for the year ended December 31, 2018 and statement of changes in net assets for the years ended December 31, 2018 and 2017

Basis for Opinions

These financial statements are the responsibility of The Northwestern Mutual Life Insurance Company management. Our responsibility is to express an opinion on the financial statements of each of the

Divisions in the Northwestern Mutual Variable Life Account II based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to each of the Divisions in the Northwestern Mutual Variable Life Account II in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of investments owned as of December 31, 2018 by correspondence with the underlying registered investment companies. We believe that our audits provide a reasonable basis for our opinions.

/s/ PricewaterhouseCoopers LLP

Milwaukee, Wisconsin

April 26, 2019

We have served as the auditor of one or more of the Divisions in Northwestern Mutual Variable Life Account II since 2007.

2

Northwestern Mutual Variable Life Account II

Statements of Assets and Liabilities

NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT II

December 31, 2018 (in thousands, except accumulation unit values)

	Growth Stock Division	Focused Appreciation Division	Large Cap Core Stock Division	Large Cap Blend Division	Index 500 Stock Division

Assets:
Investments, at fair value (1)
Northwestern Mutual Series Fund, Inc	$9,427	$15,761	$6,137	$1,940	$76,276
Fidelity Variable Insurance Products Fund	-	-	-	-	-
Neuberger Berman Advisers Management Trust	-	-	-	-	-
Russell Investment Funds	-	-	-	-	-
Credit Suisse Trust	-	-	-	-	-
Due from Northwestern Mutual Life Insurance Company	1	-	1	-	21

Total Assets	9,428	15,761	6,138	1,940	76,297

Liabilities:
Due to Northwestern Mutual Life Insurance Company	-	-	-	-	-
Due to Participants	-	-	-	-	-

Total Liabilities	-	-	-	-	-

Total Net Assets	$9,428	$15,761	$6,138	$1,940	$76,297

Net Assets:
Custom Variable Universal Life Policies Issued
On or After January 31, 2007 (2)
Policyowners’ Equity	$4,344	$13,696	$3,250	$1,760	$60,558
Executive Variable Universal Life Policies Issued
On or After January 31, 2007 (3)
Policyowners’ Equity	4,893	1,252	2,387	2	9,935
Survivorship Variable Universal Life Policies Issued
On or After January 31, 2007 (4)
Policyowners’ Equity	191	813	501	178	5,804

Total Net Assets	$9,428	$15,761	$6,138	$1,940	$76,297

(1) Investments, at cost	$9,897	$15,238	$7,691	$1,981	$74,163
Mutual Fund Shares Held	3,423	6,140	4,674	1,773	16,622
(2) Accumulation Unit Value	$74.477290	$52.188290	$49.869208	$17.140701	$135.776139
Units Outstanding	58	262	65	103	446
(3) Accumulation Unit Value	$74.477290	$52.188290	$49.869208	$17.140701	$135.776139
Units Outstanding	66	24	48	- (1)	73
(4) Accumulation Unit Value	$74.477290	$52.188290	$49.869208	$17.140701	$135.776139
Units Outstanding	3	16	10	10	43

(1)	Amount is less than one thousand.

The Accompanying Notes are an Integral Part of these Financial Statements.

Statements of Assets and Liabilities

NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT II

December 31, 2018 (in thousands, except accumulation unit values)

	Large Company Value Division	Domestic Equity Division	Equity Income Division	Mid Cap Growth Stock Division	Index 400 Stock Division

Assets:
Investments, at fair value (1)
Northwestern Mutual Series Fund, Inc	$1,408	$14,732	$11,142	$4,375	$20,237
Fidelity Variable Insurance Products Fund	-	-	-	-	-
Neuberger Berman Advisers Management Trust	-	-	-	-	-
Russell Investment Funds	-	-	-	-	-
Credit Suisse Trust	-	-	-	-	-
Due from Northwestern Mutual Life Insurance Company	1	-	1	1	-

Total Assets	1,409	14,732	11,143	4,376	20,237

Liabilities:
Due to Northwestern Mutual Life Insurance Company	-	2	-	-	11
Due to Participants	-	-	-	-	-

Total Liabilities	-	2	-	-	11

Total Net Assets	$1,409	$14,730	$11,143	$4,376	$20,226

Net Assets:
Custom Variable Universal Life Policies Issued
On or After January 31, 2007 (2)
Policyowners’ Equity	$933	$11,326	$9,093	$3,063	$17,036
Executive Variable Universal Life Policies Issued
On or After January 31, 2007 (3)
Policyowners’ Equity	390	2,714	1,463	1,109	2,438
Survivorship Variable Universal Life Policies Issued
On or After January 31, 2007 (4)
Policyowners’ Equity	86	690	587	204	752

Total Net Assets	$1,409	$14,730	$11,143	$4,376	$20,226

(1) Investments, at cost	$1,611	$14,161	$12,565	$5,149	$22,797
Mutual Fund Shares Held	1,582	9,511	7,273	1,626	11,664
(2) Accumulation Unit Value	$15.732361	$29.152607	$31.961107	$116.184426	$52.678316
Units Outstanding	59	389	284	26	324
(3) Accumulation Unit Value	$15.732361	$29.152607	$31.961107	$116.184426	$52.678316
Units Outstanding	25	93	46	10	46
(4) Accumulation Unit Value	$15.732361	$29.152607	$31.961107	$116.184426	$52.678316
Units Outstanding	5	24	18	2	14

(1)	Amount is less than one thousand.

The Accompanying Notes are an Integral Part of these Financial Statements.

Statements of Assets and Liabilities

NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT II

December 31, 2018 (in thousands, except accumulation unit values)

	Mid Cap Value Division	Small Cap Growth Stock Division	Index 600 Stock Division	Small Cap Value Division	International Growth Division

Assets:
Investments, at fair value (1)
Northwestern Mutual Series Fund, Inc	$9,134	$8,319	$9,931	$7,315	$16,409
Fidelity Variable Insurance Products Fund	-	-	-	-	-
Neuberger Berman Advisers Management Trust	-	-	-	-	-
Russell Investment Funds	-	-	-	-	-
Credit Suisse Trust	-	-	-	-	-
Due from Northwestern Mutual Life Insurance Company	1	-	-	-	-

Total Assets	9,135	8,319	9,931	7,315	16,409

Liabilities:
Due to Northwestern Mutual Life Insurance Company	-	-	13	-	1
Due to Participants	-	-	-	-	-

Total Liabilities	-	-	13	-	1

Total Net Assets	$9,135	$8,319	$9,918	$7,315	$16,408

Net Assets:
Custom Variable Universal Life Policies Issued
On or After January 31, 2007 (2)
Policyowners’ Equity	$6,747	$5,710	$7,561	$6,462	$15,188
Executive Variable Universal Life Policies Issued
On or After January 31, 2007 (3)
Policyowners’ Equity	1,682	2,191	2,131	493	427
Survivorship Variable Universal Life Policies Issued
On or After January 31, 2007 (4)
Policyowners’ Equity	706	418	226	360	793

Total Net Assets	$9,135	$8,319	$9,918	$7,315	$16,408

(1) Investments, at cost	$10,882	$9,167	$10,671	$8,311	$16,568
Mutual Fund Shares Held	6,397	3,546	7,900	3,579	11,771
(2) Accumulation Unit Value	$38.138006	$57.505467	$22.378619	$41.620093	$21.459907
Units Outstanding	177	99	338	155	708
(3) Accumulation Unit Value	$38.138006	$57.505467	$22.378619	$41.620093	$21.459907
Units Outstanding	44	38	95	12	20
(4) Accumulation Unit Value	$38.138006	$57.505467	$22.378619	$41.620093	$21.459907
Units Outstanding	19	7	10	9	37

(1)	Amount is less than one thousand.

The Accompanying Notes are an Integral Part of these Financial Statements.

Statements of Assets and Liabilities

NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT II

December 31, 2018 (in thousands, except accumulation unit values)

	Research International Core Division	International Equity Division	Emerging Markets Equity Division	Government Money Market Division	Short-Term Bond Division

Assets:
Investments, at fair value (1)
Northwestern Mutual Series Fund, Inc	$13,282	$31,147	$19,149	$15,941	$2,344
Fidelity Variable Insurance Products Fund	-	-	-	-	-
Neuberger Berman Advisers Management Trust	-	-	-	-	-
Russell Investment Funds	-	-	-	-	-
Credit Suisse Trust	-	-	-	-	-
Due from Northwestern Mutual Life Insurance Company	-	1	-	22	48

Total Assets	13,282	31,148	19,149	15,963	2,392

Liabilities:
Due to Northwestern Mutual Life Insurance Company	2	-	1	-	-
Due to Participants	-	-	-	13	-

Total Liabilities	2	-	1	13	-

Total Net Assets	$13,280	$31,148	$19,148	$15,950	$2,392

Net Assets:
Custom Variable Universal Life Policies Issued
On or After January 31, 2007 (2)
Policyowners’ Equity	$10,946	$25,512	$17,677	$9,078	$1,699
Executive Variable Universal Life Policies Issued
On or After January 31, 2007 (3)
Policyowners’ Equity	955	4,284	418	6,866	285
Survivorship Variable Universal Life Policies Issued
On or After January 31, 2007 (4)
Policyowners’ Equity	1,379	1,352	1,053	6	408

Total Net Assets	$13,280	$31,148	$19,148	$15,950	$2,392

(1) Investments, at cost	$14,230	$35,021	$19,598	$15,941	$2,350
Mutual Fund Shares Held	15,059	19,713	20,372	15,941	2,274
(2) Accumulation Unit Value	$11.053328	$5.155553	$10.668771	$42.522150	$12.818134
Units Outstanding	990	4,949	1,657	214	133
(3) Accumulation Unit Value	$11.053328	$5.155553	$10.668771	$42.522150	$12.818134
Units Outstanding	86	831	39	161	22
(4) Accumulation Unit Value	$11.053328	$5.155553	$10.668771	$42.522150	$12.818134
Units Outstanding	125	262	99	- (1)	32

(1)	Amount is less than one thousand.

The Accompanying Notes are an Integral Part of these Financial Statements.

Statements of Assets and Liabilities

NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT II

December 31, 2018 (in thousands, except accumulation unit values)

	Select Bond Division	Long-Term U.S. Government Bond Division	Inflation Protection Division	High Yield Bond Division	Multi-Sector Bond Division

Assets:
Investments, at fair value (1)
Northwestern Mutual Series Fund, Inc	$23,676	$678	$3,726	$11,390	$12,522
Fidelity Variable Insurance Products Fund	-	-	-	-	-
Neuberger Berman Advisers Management Trust	-	-	-	-	-
Russell Investment Funds	-	-	-	-	-
Credit Suisse Trust	-	-	-	-	-
Due from Northwestern Mutual Life Insurance Company	1	-	-	-	-

Total Assets	23,677	678	3,726	11,390	12,522

Liabilities:
Due to Northwestern Mutual Life Insurance Company	-	-	-	-	-
Due to Participants	-	-	-	-	-

Total Liabilities	-	-	-	-	-

Total Net Assets	$23,677	$678	$3,726	$11,390	$12,522

Net Assets:
Custom Variable Universal Life Policies Issued
On or After January 31, 2007 (2)
Policyowners’ Equity	$17,276	$231	$2,755	$9,539	$11,490
Executive Variable Universal Life Policies Issued
On or After January 31, 2007 (3)
Policyowners’ Equity	5,846	26	866	1,682	730
Survivorship Variable Universal Life Policies Issued
On or After January 31, 2007 (4)
Policyowners’ Equity	555	421	105	169	302

Total Net Assets	$23,677	$678	$3,726	$11,390	$12,522

(1) Investments, at cost	$24,284	$683	$3,832	$12,136	$12,765
Mutual Fund Shares Held	19,312	673	3,505	16,578	11,960
(2) Accumulation Unit Value	$226.413644	$20.262648	$14.354000	$51.690668	$18.535667
Units Outstanding	76	11	192	185	620
(3) Accumulation Unit Value	$226.413644	$20.262648	$14.354000	$51.690668	$18.535667
Units Outstanding	26	1	60	33	39
(4) Accumulation Unit Value	$226.413644	$20.262648	$14.354000	$51.690668	$18.535667
Units Outstanding	2	21	7	3	16

(1)	Amount is less than one thousand.

The Accompanying Notes are an Integral Part of these Financial Statements.

Statements of Assets and Liabilities

NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT II

December 31, 2018 (in thousands, except accumulation unit values)

	Balanced Division	Asset Allocation Division	Fidelity VIP Mid Cap Division	Fidelity VIP Contrafund Division	AMT Sustainable Equity Division

Assets:
Investments, at fair value (1)
Northwestern Mutual Series Fund, Inc	$6,448	$1,011	$-	$-	$-
Fidelity Variable Insurance Products Fund	-	-	12,145	11,052	-
Neuberger Berman Advisers Management Trust	-	-	-	-	6,733
Russell Investment Funds	-	-	-	-	-
Credit Suisse Trust	-	-	-	-	-
Due from Northwestern Mutual Life Insurance Company	-	-	-	-	-

Total Assets	6,448	1,011	12,145	11,052	6,733

Liabilities:
Due to Northwestern Mutual Life Insurance Company	-	-	-	1	2
Due to Participants	-	-	-	-	-

Total Liabilities	-	-	-	1	2

Total Net Assets	$6,448	$1,011	$12,145	$11,051	$6,731

Net Assets:
Custom Variable Universal Life Policies Issued
On or After January 31, 2007 (2)
Policyowners’ Equity	$2,529	$504	$8,933	$9,735	$6,149
Executive Variable Universal Life Policies Issued
On or After January 31, 2007 (3)
Policyowners’ Equity	3,374	406	2,502	269	186
Survivorship Variable Universal Life Policies Issued
On or After January 31, 2007 (4)
Policyowners’ Equity	545	101	710	1,047	396

Total Net Assets	$6,448	$1,011	$12,145	$11,051	$6,731

(1) Investments, at cost	$6,791	$1,092	$13,811	$11,923	$7,094
Mutual Fund Shares Held	4,741	922	416	353	297
(2) Accumulation Unit Value	$209.277798	$24.028105	$48.449732	$20.573795	$19.872228
Units Outstanding	12	21	184	473	309
(3) Accumulation Unit Value	$209.277798	$24.028105	$48.449732	$20.573795	$19.872228
Units Outstanding	16	17	52	13	9
(4) Accumulation Unit Value	$209.277798	$24.028105	$48.449732	$20.573795	$19.872228
Units Outstanding	3	4	15	51	20

(1)	Amount is less than one thousand.

The Accompanying Notes are an Integral Part of these Financial Statements.

Statements of Assets and Liabilities

NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT II

December 31, 2018 (in thousands, except accumulation unit values)

	U.S. Strategic Equity Division	U.S. Small Cap Equity Division	International Developed Markets Division	Strategic Bond Division	Global Real Estate Securities Division

Assets:
Investments, at fair value (1)
Northwestern Mutual Series Fund, Inc	$-	$-	$-	$-	$-
Fidelity Variable Insurance Products Fund	-	-	-	-	-
Neuberger Berman Advisers Management Trust	-	-	-	-	-
Russell Investment Funds	3,548	2,200	6,264	7,082	16,200
Credit Suisse Trust	-	-	-	-	-
Due from Northwestern Mutual Life Insurance Company	-	-	-	-	-

Total Assets	3,548	2,200	6,264	7,082	16,200

Liabilities:
Due to Northwestern Mutual Life Insurance Company	-	-	-	-	1
Due to Participants	-	-	-	-	-

Total Liabilities	-	-	-	-	1

Total Net Assets	$3,548	$2,200	$6,264	$7,082	$16,199

Net Assets:
Custom Variable Universal Life Policies Issued
On or After January 31, 2007 (2)
Policyowners’ Equity	$3,077	$1,662	$4,838	$5,503	$14,018
Executive Variable Universal Life Policies Issued
On or After January 31, 2007 (3)
Policyowners’ Equity	444	337	1,367	1,277	1,138
Survivorship Variable Universal Life Policies Issued
On or After January 31, 2007 (4)
Policyowners’ Equity	27	201	59	302	1,043

Total Net Assets	$3,548	$2,200	$6,264	$7,082	$16,199

(1) Investments, at cost	$4,534	$2,777	$7,360	$7,262	$17,965
Mutual Fund Shares Held	270	185	624	703	1,216
(2) Accumulation Unit Value	$22.064057	$30.385277	$19.124827	$24.693685	$48.615288
Units Outstanding	139	55	253	223	288
(3) Accumulation Unit Value	$22.064057	$30.385277	$19.124827	$24.693685	$48.615288
Units Outstanding	20	11	71	52	23
(4) Accumulation Unit Value	$22.064057	$30.385277	$19.124827	$24.693685	$48.615288
Units Outstanding	1	7	3	12	21

(1)	Amount is less than one thousand.

The Accompanying Notes are an Integral Part of these Financial Statements.

Statements of Assets and Liabilities

NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT II

December 31, 2018 (in thousands, except accumulation unit values)

	LifePoints Moderate Strategy Division	LifePoints Balanced Strategy Division	LifePoints Growth Strategy Division	LifePoints Equity Growth Strategy Division	Credit Suisse Trust Commodity Return Strategy Division

Assets:
Investments, at fair value (1)
Northwestern Mutual Series Fund, Inc	$-	$-	$-	$-	$-
Fidelity Variable Insurance Products Fund	-	-	-	-	-
Neuberger Berman Advisers Management Trust	-	-	-	-	-
Russell Investment Funds	94	1,621	2,256	423	-
Credit Suisse Trust	-	-	-	-	7,663
Due from Northwestern Mutual Life Insurance Company	-	-	-	-	-

Total Assets	94	1,621	2,256	423	7,663

Liabilities:
Due to Northwestern Mutual Life Insurance Company	-	-	-	-	-
Due to Participants	-	-	-	-	-

Total Liabilities	-	-	-	-	-

Total Net Assets	$94	$1,621	$2,256	$423	$7,663

Net Assets:
Custom Variable Universal Life Policies Issued
On or After January 31, 2007 (2)
Policyowners’ Equity	$55	$1,036	$1,803	$423	$7,162
Executive Variable Universal Life Policies Issued
On or After January 31, 2007 (3)
Policyowners’ Equity	39	585	162	-	210
Survivorship Variable Universal Life Policies Issued
On or After January 31, 2007 (4)
Policyowners’ Equity	-	-	291	-	291

Total Net Assets	$94	$1,621	$2,256	$423	$7,663

(1) Investments, at cost	$103	$1,838	$2,526	$480	$9,153
Mutual Fund Shares Held	10	187	258	52	2,208
(2) Accumulation Unit Value	$15.741887	$15.421524	$14.739598	$13.779890	$4.432602
Units Outstanding	4	67	122	31	1,616
(3) Accumulation Unit Value	$15.741887	$15.421524	$14.739598	$13.779890	$4.432602
Units Outstanding	2	38	11	-	47
(4) Accumulation Unit Value	$15.741887	$15.421524	$14.739598	$13.779890	$4.432602
Units Outstanding	-	-	20	-	66

(1)	Amount is less than one thousand.

The Accompanying Notes are an Integral Part of these Financial Statements.

Statements of Operations

NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT II

For the Year Ended December 31, 2018 (in thousands)

	Growth Stock Division	Focused Appreciation Division	Large Cap Core Stock Division	Large Cap Blend Division	Index 500 Stock Division

Income:
Dividend income	$72	$82	$101	$16	$1,216

Net investment income (loss)	72	82	101	16	1,216

Realized gain (loss) on investments:
Realized gain (loss) on sale of fund shares	167	276	103	55	2,095
Realized gain distribution	1,097	455	1,937	99	720

Realized gains (losses)	1,264	731	2,040	154	2,815

Change in unrealized appreciation/(depreciation) of investments during the period	(1,249)	(1,215)	(2,542)	(255)	(8,101)

Net increase (decrease) in net assets resulting from operations	$87	$(402)	$(401)	$(85)	$(4,070)

	Large Company Value Division	Domestic Equity Division	Equity Income Division	Mid Cap Growth Stock Division	Index 400 Stock Division

Income:
Dividend income	$24	$258	$249	$7	$233

Net investment income (loss)	24	258	249	7	233

Realized gain (loss) on investments:
Realized gain (loss) on sale of fund shares	(14)	196	234	90	267
Realized gain distribution	102	511	934	813	1,365

Realized gains (losses)	88	707	1,168	903	1,632

Change in unrealized appreciation/(depreciation) of investments during the period	(238)	(1,452)	(2,587)	(1,260)	(4,450)

Net increase (decrease) in net assets resulting from operations	$(126)	$(487)	$(1,170)	$(350)	$(2,585)

	Mid Cap Value Division	Small Cap Growth Stock Division	Index 600 Stock Division	Small Cap Value Division	International Growth Division

Income:
Dividend income	$153	$-	$141	$43	$237

Net investment income (loss)	153	-	141	43	237

Realized gain (loss) on investments:
Realized gain (loss) on sale of fund shares	56	296	194	129	233
Realized gain distribution	885	804	422	612	-

Realized gains (losses)	941	1,100	616	741	233

Change in unrealized appreciation/(depreciation) of investments during the period	(2,395)	(2,288)	(1,875)	(1,829)	(2,441)

Net increase (decrease) in net assets resulting from operations	$(1,301)	$(1,188)	$(1,118)	$(1,045)	$(1,971)

The Accompanying Notes are an Integral Part of these Financial Statements.

Statements of Operations

NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT II

For the Year Ended December 31, 2018 (in thousands)

	Research International Core Division	International Equity Division	Emerging Markets Equity Division	Government Money Market Division	Short-Term Bond Division

Income:
Dividend income	$215	$839	$245	$200	$38

Net investment income (loss)	215	839	245	200	38

Realized gain (loss) on investments:
Realized gain (loss) on sale of fund shares	82	266	65	-	(3)
Realized gain distribution	-	-	-	-	-

Realized gains (losses)	82	266	65	-	(3)

Change in unrealized appreciation/(depreciation) of investments during the period	(2,228)	(6,450)	(2,866)	-	(2)

Net increase (decrease) in net assets resulting from operations	$(1,931)	$(5,345)	$(2,556)	$200	$33

	Select Bond Division	Long-Term U.S. Government Bond Division	Inflation Protection Division	High Yield Bond Division	Multi-Sector Bond Division

Income:
Dividend income	$534	$17	$71	$619	$356

Net investment income (loss)	534	17	71	619	356

Realized gain (loss) on investments:
Realized gain (loss) on sale of fund shares	(142)	(17)	(6)	(39)	(30)
Realized gain distribution	-	19	-	-	-

Realized gains (losses)	(142)	2	(6)	(39)	(30)

Change in unrealized appreciation/(depreciation) of investments during the period	(404)	(7)	(153)	(890)	(459)

Net increase (decrease) in net assets resulting from operations	$(12)	$12	$(88)	$(310)	$(133)

	Balanced Division	Asset Allocation Division	Fidelity VIP Mid Cap Division	Fidelity VIP Contrafund Division	AMT Sustainable Equity Division

Income:
Dividend income	$153	$22	$57	$50	$33

Net investment income (loss)	153	22	57	50	33

Realized gain (loss) on investments:
Realized gain (loss) on sale of fund shares	1	10	46	94	92
Realized gain distribution	143	30	1,166	792	373

Realized gains (losses)	144	40	1,212	886	465

Change in unrealized appreciation/(depreciation) of investments during the period	(511)	(121)	(3,345)	(1,772)	(937)

Net increase (decrease) in net assets resulting from operations	$(214)	$(59)	$(2,076)	$(836)	$(439)

The Accompanying Notes are an Integral Part of these Financial Statements.

Statements of Operations

NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT II

For the Year Ended December 31, 2018 (in thousands)

	U.S. Strategic Equity Division	U.S. Small Cap Equity Division	International Developed Markets Division	Strategic Bond Division

Income:
Dividend income	$47	$12	$117	$136

Net investment income (loss)	47	12	117	136

Realized gain (loss) on investments:
Realized gain (loss) on sale of fund shares	45	19	71	(33)
Realized gain distribution	740	418	530	-

Realized gains (losses)	785	437	601	(33)

Change in unrealized appreciation/(depreciation) of investments during the period	(1,205)	(753)	(1,776)	(126)

Net increase (decrease) in net assets resulting from operations	$(373)	$(304)	$(1,058)	$(23)

	Global Real Estate Securities Division	LifePoints Moderate Strategy Division	LifePoints Balanced Strategy Division

Income:
Dividend income	$699	$5	$90

Net investment income (loss)	699	5	90

Realized gain (loss) on investments:
Realized gain (loss) on sale of fund shares	17	(2)	(8)
Realized gain distribution	19	1	29

Realized gains (losses)	36	(1)	21

Change in unrealized appreciation/(depreciation) of investments during the period	(1,644)	(10)	(233)

Net increase (decrease) in net assets resulting from operations	$(909)	$(6)	$(122)

	LifePoints Growth Strategy Division	LifePoints Equity Growth Strategy Division	Credit Suisse Trust Commodity Return Strategy Division

Income:
Dividend income	$122	$24	$191

Net investment income (loss)	122	24	191

Realized gain (loss) on investments:
Realized gain (loss) on sale of fund shares	(2)	3	(435)
Realized gain distribution	88	21	-

Realized gains (losses)	86	24	(435)

Change in unrealized appreciation/(depreciation) of investments during the period	(401)	(100)	(743)

Net increase (decrease) in net assets resulting from operations	$(193)	$(52)	$(987)

The Accompanying Notes are an Integral Part of these Financial Statements.

Statements of Changes in Net Assets

NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT II

(in thousands)

	Growth Stock Division		Focused Appreciation Division
	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2018	Year Ended December 31, 2017

Operations:
Net investment income (loss)	$72	$68	$82	$96
Net realized gains (losses)	1,264	322	731	317
Net change in unrealized appreciation/(depreciation)	(1,249)	1,265	(1,215)	3,296

Net increase (decrease) in net assets resulting from operations	87	1,655	(402)	3,709

Policy Transactions:
Policy owners’ net payments	791	624	2,358	2,024
Policy loans, surrenders and death benefits	(344)	(225)	(640)	(494)
Mortality and other (net)	(265)	(247)	(613)	(568)
Transfers from other divisions or sponsor	49,870	41,365	29,722	24,354
Transfers to other divisions or sponsor	(49,627)	(40,754)	(29,635)	(25,566)

Net increase (decrease) in net assets resulting from contract transactions	425	763	1,192	(250)

Net increase (decrease) in net assets	512	2,418	790	3,459

Net Assets:
Beginning of period	8,916	6,498	14,971	11,512

End of period	$9,428	$8,916	$15,761	$14,971

Units issued during the period	648	698	592	596
Units redeemed during the period	(643)	(686)	(570)	(604)

Net units issued (redeemed) during period	5	12	22	(8)

	Large Cap Core Stock Division		Large Cap Blend Division
	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2018	Year Ended December 31, 2017

Operations:
Net investment income (loss)	$101	$96	$16	$18
Net realized gains (losses)	2,040	137	154	151
Net change in unrealized appreciation/(depreciation)	(2,542)	905	(255)	179

Net increase (decrease) in net assets resulting from operations	(401)	1,138	(85)	348

Policy Transactions:
Policy owners’ net payments	658	585	189	265
Policy loans, surrenders and death benefits	(280)	(92)	(45)	(108)
Mortality and other (net)	(196)	(177)	(62)	(62)
Transfers from other divisions or sponsor	17,082	13,528	2,062	2,101
Transfers to other divisions or sponsor	(16,999)	(12,159)	(2,354)	(2,049)

Net increase (decrease) in net assets resulting from contract transactions	265	1,685	(210)	147

Net increase (decrease) in net assets	(136)	2,823	(295)	495

Net Assets:
Beginning of period	6,274	3,451	2,235	1,740

End of period	$6,138	$6,274	$1,940	$2,235

Units issued during the period	334	297	127	169
Units redeemed during the period	(330)	(259)	(139)	(160)

Net units issued (redeemed) during period	4	38	(12)	9

The Accompanying Notes are an Integral Part of these Financial Statements.

Statements of Changes in Net Assets

NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT II

(in thousands)

	Index 500 Stock Division		Large Company Value Division
	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2018	Year Ended December 31, 2017

Operations:
Net investment income (loss)	$1,216	$874	$24	$20
Net realized gains (losses)	2,815	2,006	88	34
Net change in unrealized appreciation/(depreciation)	(8,101)	6,772	(238)	43

Net increase (decrease) in net assets resulting from operations	(4,070)	9,652	(126)	97

Policy Transactions:
Policy owners’ net payments	15,249	8,450	303	185
Policy loans, surrenders and death benefits	(1,568)	(1,332)	(43)	(31)
Mortality and other (net)	(3,071)	(1,900)	(68)	(45)
Transfers from other divisions or sponsor	174,565	132,031	2,068	1,987
Transfers to other divisions or sponsor	(165,002)	(126,137)	(1,820)	(1,867)

Net increase (decrease) in net assets resulting from contract transactions	20,173	11,112	440	229

Net increase (decrease) in net assets	16,103	20,764	314	326

Net Assets:
Beginning of period	60,194	39,430	1,095	769

End of period	$76,297	$60,194	$1,409	$1,095

Units issued during the period	1,334	1,181	146	139
Units redeemed during the period	(1,195)	(1,095)	(121)	(125)

Net units issued (redeemed) during period	139	86	25	14

	Domestic Equity Division		Equity Income Division
	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2018	Year Ended December 31, 2017

Operations:
Net investment income (loss)	$258	$167	$249	$219
Net realized gains (losses)	707	420	1,168	674
Net change in unrealized appreciation/(depreciation)	(1,452)	784	(2,587)	611

Net increase (decrease) in net assets resulting from operations	(487)	1,371	(1,170)	1,504

Policy Transactions:
Policy owners’ net payments	2,772	1,691	1,497	1,474
Policy loans, surrenders and death benefits	(576)	(337)	(518)	(198)
Mortality and other (net)	(685)	(459)	(414)	(416)
Transfers from other divisions or sponsor	37,070	31,492	31,165	28,726
Transfers to other divisions or sponsor	(35,826)	(29,230)	(30,453)	(29,524)

Net increase (decrease) in net assets resulting from contract transactions	2,755	3,157	1,277	62

Net increase (decrease) in net assets	2,268	4,528	107	1,566

Net Assets:
Beginning of period	12,462	7,934	11,036	9,470

End of period	$14,730	$12,462	$11,143	$11,036

Units issued during the period	1,316	1,392	988	971
Units redeemed during the period	(1,225)	(1,278)	(954)	(969)

Net units issued (redeemed) during period	91	114	34	2

The Accompanying Notes are an Integral Part of these Financial Statements.

Statements of Changes in Net Assets

NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT II

(in thousands)

	Mid Cap Growth Stock Division		Index 400 Stock Division
	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2018	Year Ended December 31, 2017

Operations:
Net investment income (loss)	$7	$11	$233	$167
Net realized gains (losses)	903	(50)	1,632	1,350
Net change in unrealized appreciation/(depreciation)	(1,260)	850	(4,450)	796

Net increase (decrease) in net assets resulting from operations	(350)	811	(2,585)	2,313

Policy Transactions:
Policy owners’ net payments	556	483	3,921	2,504
Policy loans, surrenders and death benefits	(118)	(229)	(1,074)	(492)
Mortality and other (net)	(167)	(162)	(857)	(584)
Transfers from other divisions or sponsor	17,934	20,275	62,443	51,585
Transfers to other divisions or sponsor	(18,637)	(19,850)	(59,317)	(50,938)

Net increase (decrease) in net assets resulting from contract transactions	(432)	517	5,116	2,075

Net increase (decrease) in net assets	(782)	1,328	2,531	4,388

Net Assets:
Beginning of period	5,158	3,830	17,695	13,307

End of period	$4,376	$5,158	$20,226	$17,695

Units issued during the period	146	185	1,177	1,031
Units redeemed during the period	(148)	(182)	(1,090)	(994)

Net units issued (redeemed) during period	(2)	3	87	37

	Mid Cap Value Division		Small Cap Growth Stock Division
	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2018	Year Ended December 31, 2017

Operations:
Net investment income (loss)	$153	$106	$-	$7
Net realized gains (losses)	941	351	1,100	166
Net change in unrealized appreciation/(depreciation)	(2,395)	364	(2,288)	1,139

Net increase (decrease) in net assets resulting from operations	(1,301)	821	(1,188)	1,312

Policy Transactions:
Policy owners’ net payments	1,927	1,287	1,534	992
Policy loans, surrenders and death benefits	(410)	(221)	(397)	(235)
Mortality and other (net)	(470)	(348)	(394)	(283)
Transfers from other divisions or sponsor	28,842	23,122	30,281	22,459
Transfers to other divisions or sponsor	(27,882)	(22,572)	(29,563)	(21,619)

Net increase (decrease) in net assets resulting from contract transactions	2,007	1,268	1,461	1,314

Net increase (decrease) in net assets	706	2,089	273	2,626

Net Assets:
Beginning of period	8,429	6,340	8,046	5,420

End of period	$9,135	$8,429	$8,319	$8,046

Units issued during the period	719	683	485	413
Units redeemed during the period	(672)	(652)	(465)	(390)

Net units issued (redeemed) during period	47	31	20	23

The Accompanying Notes are an Integral Part of these Financial Statements.

Statements of Changes in Net Assets

NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT II

(in thousands)

	Index 600 Stock Division		Small Cap Value Division
	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2018	Year Ended December 31, 2017

Operations:
Net investment income (loss)	$141	$131	$43	$54
Net realized gains (losses)	616	338	741	517
Net change in unrealized appreciation/(depreciation)	(1,875)	413	(1,829)	222

Net increase (decrease) in net assets resulting from operations	(1,118)	882	(1,045)	793

Policy Transactions:
Policy owners’ net payments	1,856	988	1,094	1,067
Policy loans, surrenders and death benefits	(242)	(183)	(424)	(230)
Mortality and other (net)	(400)	(252)	(311)	(278)
Transfers from other divisions or sponsor	32,992	24,919	14,454	12,079
Transfers to other divisions or sponsor	(31,182)	(24,472)	(14,331)	(12,237)

Net increase (decrease) in net assets resulting from contract transactions	3,024	1,000	482	401

Net increase (decrease) in net assets	1,906	1,882	(563)	1,194

Net Assets:
Beginning of period	8,012	6,130	7,878	6,684

End of period	$9,918	$8,012	$7,315	$7,878

Units issued during the period	1,399	1,346	336	315
Units redeemed during the period	(1,283)	(1,300)	(325)	(307)

Net units issued (redeemed) during period	116	46	11	8

	International Growth Division		Research International Core Division
	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2018	Year Ended December 31, 2017

Operations:
Net investment income (loss)	$237	$157	$215	$143
Net realized gains (losses)	233	174	82	146
Net change in unrealized appreciation/(depreciation)	(2,441)	2,605	(2,228)	1,739

Net increase (decrease) in net assets resulting from operations	(1,971)	2,936	(1,931)	2,028

Policy Transactions:
Policy owners’ net payments	3,452	2,238	2,994	1,970
Policy loans, surrenders and death benefits	(689)	(559)	(405)	(440)
Mortality and other (net)	(773)	(592)	(703)	(491)
Transfers from other divisions or sponsor	32,159	30,655	33,864	30,378
Transfers to other divisions or sponsor	(30,378)	(28,980)	(30,772)	(29,760)

Net increase (decrease) in net assets resulting from contract transactions	3,771	2,762	4,978	1,657

Net increase (decrease) in net assets	1,800	5,698	3,047	3,685

Net Assets:
Beginning of period	14,608	8,910	10,233	6,548

End of period	$16,408	$14,608	$13,280	$10,233

Units issued during the period	1,550	1,709	3,053	3,227
Units redeemed during the period	(1,388)	(1,585)	(2,651)	(3,084)

Net units issued (redeemed) during period	162	124	402	143

The Accompanying Notes are an Integral Part of these Financial Statements.

Statements of Changes in Net Assets

NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT II

(in thousands)

	International Equity Division		Emerging Markets Equity Division
	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2018	Year Ended December 31, 2017

Operations:
Net investment income (loss)	$839	$619	$245	$116
Net realized gains (losses)	266	28	65	6
Net change in unrealized appreciation/(depreciation)	(6,450)	4,187	(2,866)	2,723

Net increase (decrease) in net assets resulting from operations	(5,345)	4,834	(2,556)	2,845

Policy Transactions:
Policy owners’ net payments	6,197	3,881	4,378	2,706
Policy loans, surrenders and death benefits	(1,291)	(704)	(765)	(323)
Mortality and other (net)	(1,265)	(1,002)	(893)	(616)
Transfers from other divisions or sponsor	76,709	64,309	32,578	22,716
Transfers to other divisions or sponsor	(74,892)	(59,803)	(29,492)	(20,303)

Net increase (decrease) in net assets resulting from contract transactions	5,458	6,681	5,806	4,180

Net increase (decrease) in net assets	113	11,515	3,250	7,025

Net Assets:
Beginning of period	31,035	19,520	15,898	8,873

End of period	$31,148	$31,035	$19,148	$15,898

Units issued during the period	14,408	12,891	3,332	2,419
Units redeemed during the period	(13,458)	(11,716)	(2,822)	(2,051)

Net units issued (redeemed) during period	950	1,175	510	368

	Government Money Market Division		Short-Term Bond Division
	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2018	Year Ended December 31, 2017

Operations:
Net investment income (loss)	$200	$83	$38	$16
Net realized gains (losses)	-	-	(3)	-
Net change in unrealized appreciation/(depreciation)	-	-	(2)	(3)

Net increase (decrease) in net assets resulting from operations	200	83	33	13

Policy Transactions:
Policy owners’ net payments	42,716	32,394	233	201
Policy loans, surrenders and death benefits	(693)	(2,801)	(109)	(52)
Mortality and other (net)	(812)	(711)	(74)	(55)
Transfers from other divisions or sponsor	70,301	55,032	3,564	2,276
Transfers to other divisions or sponsor	(108,891)	(84,695)	(2,674)	(1,776)

Net increase (decrease) in net assets resulting from contract transactions	2,621	(781)	940	594

Net increase (decrease) in net assets	2,821	(698)	973	607

Net Assets:
Beginning of period	13,129	13,827	1,419	812

End of period	$15,950	$13,129	$2,392	$1,419

Units issued during the period	2,936	2,526	306	211
Units redeemed during the period	(2,875)	(2,545)	(231)	(164)

Net units issued (redeemed) during period	61	(19)	75	47

The Accompanying Notes are an Integral Part of these Financial Statements.

Statements of Changes in Net Assets

NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT II

(in thousands)

	Select Bond Division		Long-Term U.S. Government Bond Division

	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2018	Year Ended December 31, 2017

Operations:
Net investment income (loss)	$534	$402	$17	$5
Net realized gains (losses)	(142)	226	2	(9)
Net change in unrealized appreciation/(depreciation)	(404)	(9)	(7)	25

Net increase (decrease) in net assets resulting from operations	(12)	619	12	21

Policy Transactions:
Policy owners’ net payments	3,473	2,383	74	90
Policy loans, surrenders and death benefits	(993)	(855)	(154)	(209)
Mortality and other (net)	(907)	(789)	(18)	(20)
Transfers from other divisions or sponsor	95,211	101,102	870	842
Transfers to other divisions or sponsor	(94,387)	(98,222)	(372)	(711)

Net increase (decrease) in net assets resulting from contract transactions	2,397	3,619	400	(8)

Net increase (decrease) in net assets	2,385	4,238	412	13

Net Assets:
Beginning of period	21,292	17,054	266	253

End of period	$23,677	$21,292	$678	$266

Units issued during the period	460	506	55	50
Units redeemed during the period	(449)	(491)	(35)	(50)

Net units issued (redeemed) during period	11	15	20	-

	Inflation Protection Division		High Yield Bond Division

	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2018	Year Ended December 31, 2017

Operations:
Net investment income (loss)	$71	$18	$619	$574
Net realized gains (losses)	(6)	7	(39)	31
Net change in unrealized appreciation/(depreciation)	(153)	61	(890)	67

Net increase (decrease) in net assets resulting from operations	(88)	86	(310)	672

Policy Transactions:
Policy owners’ net payments	605	479	1,579	1,511
Policy loans, surrenders and death benefits	(373)	(62)	(650)	(300)
Mortality and other (net)	(63)	(111)	(375)	(349)
Transfers from other divisions or sponsor	9,949	7,480	30,072	28,851
Transfers to other divisions or sponsor	(9,235)	(6,728)	(30,118)	(28,524)

Net increase (decrease) in net assets resulting from contract transactions	883	1,058	508	1,189

Net increase (decrease) in net assets	795	1,144	198	1,861

Net Assets:
Beginning of period	2,931	1,787	11,192	9,331

End of period	$3,726	$2,931	$11,390	$11,192

Units issued during the period	747	609	607	651
Units redeemed during the period	(687)	(536)	(597)	(628)

Net units issued (redeemed) during period	60	73	10	23

The Accompanying Notes are an Integral Part of these Financial Statements.

Statements of Changes in Net Assets

NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT II

(in thousands)

	Multi-Sector Bond Division		Balanced Division

	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2018	Year Ended December 31, 2017

Operations:
Net investment income (loss)	$356	$344	$153	$118
Net realized gains (losses)	(30)	14	144	154
Net change in unrealized appreciation/(depreciation)	(459)	290	(511)	336

Net increase (decrease) in net assets resulting from operations	(133)	648	(214)	608

Policy Transactions:
Policy owners’ net payments	2,290	1,689	580	392
Policy loans, surrenders and death benefits	(479)	(304)	(152)	(63)
Mortality and other (net)	(481)	(351)	(163)	(152)
Transfers from other divisions or sponsor	19,749	14,803	46,011	45,827
Transfers to other divisions or sponsor	(18,600)	(13,072)	(45,503)	(44,987)

Net increase (decrease) in net assets resulting from contract transactions	2,479	2,765	773	1,017

Net increase (decrease) in net assets	2,346	3,413	559	1,625

Net Assets:
Beginning of period	10,176	6,763	5,889	4,264

End of period	$12,522	$10,176	$6,448	$5,889

Units issued during the period	1,227	953	234	230
Units redeemed during the period	(1,093)	(802)	(231)	(223)

Net units issued (redeemed) during period	134	151	3	7

	Asset Allocation Division		Fidelity VIP Mid Cap Division

	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2018	Year Ended December 31, 2017

Operations:
Net investment income (loss)	$22	$14	$57	$63
Net realized gains (losses)	40	31	1,212	753
Net change in unrealized appreciation/(depreciation)	(121)	48	(3,345)	1,583

Net increase (decrease) in net assets resulting from operations	(59)	93	(2,076)	2,399

Policy Transactions:
Policy owners’ net payments	218	96	1,518	1,525
Policy loans, surrenders and death benefits	(45)	(6)	(477)	(356)
Mortality and other (net)	(34)	(27)	(467)	(449)
Transfers from other divisions or sponsor	1,288	1,198	41,682	35,195
Transfers to other divisions or sponsor	(1,135)	(1,165)	(41,719)	(36,678)

Net increase (decrease) in net assets resulting from contract transactions	292	96	537	(763)

Net increase (decrease) in net assets	233	189	(1,539)	1,636

Net Assets:
Beginning of period	778	589	13,684	12,048

End of period	$1,011	$778	$12,145	$13,684

Units issued during the period	59	57	750	826
Units redeemed during the period	(48)	(53)	(739)	(841)

Net units issued (redeemed) during period	11	4	11	(15)

The Accompanying Notes are an Integral Part of these Financial Statements.

Statements of Changes in Net Assets

NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT II

(in thousands)

	Fidelity VIP Contrafund Division		AMT Sustainable Equity Division

	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2018	Year Ended December 31, 2017

Operations:
Net investment income (loss)	$50	$59	$33	$26
Net realized gains (losses)	886	429	465	255
Net change in unrealized appreciation/(depreciation)	(1,772)	802	(937)	477

Net increase (decrease) in net assets resulting from operations	(836)	1,290	(439)	758

Policy Transactions:
Policy owners’ net payments	2,668	1,764	1,833	1,432
Policy loans, surrenders and death benefits	(341)	(172)	(420)	(127)
Mortality and other (net)	(619)	(413)	(418)	(303)
Transfers from other divisions or sponsor	21,723	14,819	15,667	10,759
Transfers to other divisions or sponsor	(20,332)	(13,768)	(15,183)	(10,387)

Net increase (decrease) in net assets resulting from contract transactions	3,099	2,230	1,479	1,374

Net increase (decrease) in net assets	2,263	3,520	1,040	2,132

Net Assets:
Beginning of period	8,788	5,268	5,691	3,559

End of period	$11,051	$8,788	$6,731	$5,691

Units issued during the period	1,116	884	892	674
Units redeemed during the period	(977)	(776)	(823)	(605)

Net units issued (redeemed) during period	139	108	69	69

	U.S. Strategic Equity Division		U.S. Small Cap Equity Division

	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2018	Year Ended December 31, 2017

Operations:
Net investment income (loss)	$47	$34	$12	$4
Net realized gains (losses)	785	445	437	256
Net change in unrealized appreciation/(depreciation)	(1,205)	157	(753)	56

Net increase (decrease) in net assets resulting from operations	(373)	636	(304)	316

Policy Transactions:
Policy owners’ net payments	291	251	194	176
Policy loans, surrenders and death benefits	(132)	(54)	(46)	(92)
Mortality and other (net)	(106)	(104)	(79)	(78)
Transfers from other divisions or sponsor	10,157	7,613	7,305	6,458
Transfers to other divisions or sponsor	(10,165)	(7,522)	(7,360)	(6,252)

Net increase (decrease) in net assets resulting from contract transactions	45	184	14	212

Net increase (decrease) in net assets	(328)	820	(290)	528

Net Assets:
Beginning of period	3,876	3,056	2,490	1,962

End of period	$3,548	$3,876	$2,200	$2,490

Units issued during the period	424	357	217	212
Units redeemed during the period	(423)	(349)	(216)	(206)

Net units issued (redeemed) during period	1	8	1	6

The Accompanying Notes are an Integral Part of these Financial Statements.

Statements of Changes in Net Assets

NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT II

(in thousands)

	International Developed Markets Division		Strategic Bond Division

	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2018	Year Ended December 31, 2017

Operations:
Net investment income (loss)	$117	$146	$136	$64
Net realized gains (losses)	601	265	(33)	(38)
Net change in unrealized appreciation/(depreciation)	(1,776)	743	(126)	153

Net increase (decrease) in net assets resulting from operations	(1,058)	1,154	(23)	179

Policy Transactions:
Policy owners’ net payments	970	633	1,066	874
Policy loans, surrenders and death benefits	(187)	(155)	(321)	(121)
Mortality and other (net)	(229)	(183)	(284)	(236)
Transfers from other divisions or sponsor	14,228	11,082	19,936	12,605
Transfers to other divisions or sponsor	(13,696)	(11,187)	(18,435)	(12,782)

Net increase (decrease) in net assets resulting from contract transactions	1,086	190	1,962	340

Net increase (decrease) in net assets	28	1,344	1,939	519

Net Assets:
Beginning of period	6,236	4,892	5,143	4,624

End of period	$6,264	$6,236	$7,082	$5,143

Units issued during the period	713	600	877	565
Units redeemed during the period	(663)	(594)	(796)	(551)

Net units issued (redeemed) during period	50	6	81	14

	Global Real Estate Securities Division		LifePoints Moderate Strategy Division

	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2018	Year Ended December 31, 2017

Operations:
Net investment income (loss)	$699	$465	$5	$4
Net realized gains (losses)	36	265	(1)	10
Net change in unrealized appreciation/(depreciation)	(1,644)	598	(10)	4

Net increase (decrease) in net assets resulting from operations	(909)	1,328	(6)	18

Policy Transactions:
Policy owners’ net payments	2,993	2,210	25	36
Policy loans, surrenders and death benefits	(600)	(316)	(72)	(42)
Mortality and other (net)	(710)	(541)	(11)	(18)
Transfers from other divisions or sponsor	34,264	25,998	130	248
Transfers to other divisions or sponsor	(32,878)	(24,461)	(129)	(269)

Net increase (decrease) in net assets resulting from contract transactions	3,069	2,890	(57)	(45)

Net increase (decrease) in net assets	2,160	4,218	(63)	(27)

Net Assets:
Beginning of period	14,039	9,821	157	184

End of period	$16,199	$14,039	$94	$157

Units issued during the period	759	615	10	18
Units redeemed during the period	(699)	(556)	(13)	(21)

Net units issued (redeemed) during period	60	59	(3)	(3)

The Accompanying Notes are an Integral Part of these Financial Statements.

Statements of Changes in Net Assets

NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT II

(in thousands)

	LifePoints Balanced Strategy Division		LifePoints Growth Strategy Division

	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2018	Year Ended December 31, 2017

Operations:
Net investment income (loss)	$90	$21	$122	$64
Net realized gains (losses)	21	40	86	52
Net change in unrealized appreciation/(depreciation)	(233)	36	(401)	158

Net increase (decrease) in net assets resulting from operations	(122)	97	(193)	274

Policy Transactions:
Policy owners’ net payments	140	115	270	730
Policy loans, surrenders and death benefits	-	(7)	(9)	(6)
Mortality and other (net)	(33)	(28)	(67)	(67)
Transfers from other divisions or sponsor	2,287	1,253	3,291	3,197
Transfers to other divisions or sponsor	(1,637)	(1,191)	(3,320)	(3,360)

Net increase (decrease) in net assets resulting from contract transactions	757	142	165	494

Net increase (decrease) in net assets	635	239	(28)	768

Net Assets:
Beginning of period	986	747	2,284	1,516

End of period	$1,621	$986	$2,256	$2,284

Units issued during the period	151	87	227	526
Units redeemed during the period	(106)	(78)	(217)	(493)

Net units issued (redeemed) during period	45	9	10	33

	LifePoints Equity Growth Strategy Division		Credit Suisse Trust Commodity Return Strategy Division

	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2018	Year Ended December 31, 2017

Operations:
Net investment income (loss)	$24	$17	$191	$517
Net realized gains (losses)	24	10	(435)	(188)
Net change in unrealized appreciation/(depreciation)	(100)	50	(743)	(184)

Net increase (decrease) in net assets resulting from operations	(52)	77	(987)	145

Policy Transactions:
Policy owners’ net payments	93	112	1,890	1,398
Policy loans, surrenders and death benefits	-	-	(329)	(146)
Mortality and other (net)	(26)	(35)	(410)	(293)
Transfers from other divisions or sponsor	177	329	15,426	11,161
Transfers to other divisions or sponsor	(340)	(315)	(14,919)	(10,270)

Net increase (decrease) in net assets resulting from contract transactions	(96)	91	1,658	1,850

Net increase (decrease) in net assets	(148)	168	671	1,995

Net Assets:
Beginning of period	571	403	6,992	4,997

End of period	$423	$571	$7,663	$6,992

Units issued during the period	38	32	3,654	2,771
Units redeemed during the period	(45)	(25)	(3,317)	(2,389)

Net units issued (redeemed) during period	(7)	7	337	382

The Accompanying Notes are an Integral Part of these Financial Statements.

Notes to Financial Statements

1.	Organization

Northwestern Mutual Variable Life Account II (“the Account”) is registered as a unit investment trust under the Investment Company Act of 1940 and is a segregated asset account of The Northwestern Mutual Life Insurance Company (“Northwestern Mutual” or “sponsor”) used to fund variable life insurance policies (“the Policies”).

All assets of each Division of the Account are invested in shares of the corresponding Portfolio of Northwestern Mutual Series Fund, Inc., Fidelity Variable Insurance Products Fund, Neuberger Berman Advisers Management Trust, Russell Investment Funds and Credit Suisse Trust (collectively known as “the Funds”). The Funds are open-end investment companies registered under the Investment Company Act of 1940. The financial statements for the Funds should be read in conjunction with the financial statements of the Divisions. Each Division of the account indirectly bears exposure to the market, credit and liquidity risks of the Funds in which it invests.

On May 1, 2018, the Neuberger Berman AMT Socially Responsive Division was renamed the AMT Sustainable Equity Division.

2.	Significant Accounting Policies

A.

Use of Estimates – The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets for use in estimates. Actual results could differ from those estimates.

B.

Investment Valuation – The shares are valued at the Funds’ offering and redemption prices per share. As of December 31, 2018, all of the Account’s investments are identified as Level 1 securities for valuation purposes under the Fair Value Measurement Topic of the FASB Accounting Standards Codification. Level 1 fair value is determined by unadjusted quoted prices in active markets for identical securities or derivatives. Level 2 fair value is determined by other significant observable inputs (including quoted prices for similar securities). Level 3 fair value is determined by significant unobservable inputs (including the Account’s own assumptions in determining fair value). There were no transfers between levels during the year. All changes in fair value are recorded as change in unrealized appreciation/(depreciation) of investments during the period in the statements of operations of the applicable Division.

C.

Investment Income, Securities Transactions and Policy Dividends – Transactions in the Funds’ shares are accounted for on the trade date. The basis for determining cost on sale of the Funds’ shares is identified cost. Dividend income and distributions of net realized gains from the Funds are recorded on the ex–date of the dividends. Dividends and distributions received are reinvested in additional shares of the respective portfolios of the Funds. The Policies are eligible to receive policy dividends from Northwestern Mutual. Any policy dividends reinvested in the Account are reflected in Policyowners’ net payments in the accompanying financial statements.

D.

Due to Participants – Upon notification of death of the policyowner, a liability is recorded and is included in Due to Participants in the accompanying financial statements. This liability is identified as Level 1 for valuation purposes under the Fair Value Measurement Topic of the FASB Accounting Standards Codification.

E.

Taxes – Northwestern Mutual is taxed as a “life insurance company” under the Internal Revenue Code. The Policies, which are funded in the Account, are taxed as part of the operations of Northwestern Mutual. Currently, there is no charge being made against the assets of the Account for federal income taxes, but Northwestern Mutual reserves the right to charge for taxes in the future.

3.	Purchases and Sales of Investments

Purchases and sales of the Funds’ shares for the year ended December 31, 2018 were as follows (amounts in thousands):

Fund Name	Purchases	Sales
Growth Stock Division	$3,294	$1,708
Focused Appreciation Division	4,486	2,753
Large Cap Core Stock Division	3,185	884
Large Cap Blend Division	434	529
Index 500 Stock Division	35,576	13,484
Large Company Value Division	834	266
Domestic Equity Division	5,660	2,132
Equity Income Division	4,611	2,153
Mid Cap Growth Stock Division	1,945	1,556
Index 400 Stock Division	10,013	3,269
Mid Cap Value Division	4,782	1,723
Small Cap Growth Stock Division	4,414	2,147
Index 600 Stock Division	5,358	1,750
Small Cap Value Division	2,662	1,512
International Growth Division	6,794	2,783
Research International Core Division	7,031	1,836
International Equity Division	11,879	5,578
Emerging Markets Equity Division	8,888	2,836
Government Money Market Division	55,062	52,297
Short-Term Bond Division	1,450	519
Select Bond Division	8,421	5,451
Long-Term U.S. Government Bond Division	685	247
Inflation Protection Bond Division	1,760	806
High Yield Bond Division	3,834	2,696
Multi-Sector Bond Division	4,823	1,968

Notes to Financial Statements

Fund Name	Purchases	Sales
Balanced Division	$2,272	$1,203
Asset Allocation Division	596	252
Fidelity VIP Mid Cap Division	3,822	2,058
Fidelity VIP Contrafund Division	5,671	1,720
AMT Sustainable Equity Division	3,390	1,496
U.S. Strategic Equity Division	1,257	420
U.S. Small Cap Equity Division	854	412
International Developed Markets Division	2,841	1,100
Strategic Bond Division	3,541	1,434
Global Real Estate Securities Division	6,526	2,714
LifePoints Moderate Strategy Division	40	90
LifePoints Balanced Strategy Division	1,019	142
LifePoints Growth Strategy Division	724	349
LifePoints Equity Growth Strategy Division	274	326
Credit Suisse Trust Commodity Return Strategy Division	3,470	1,602

4.	Expenses and Related Party Transactions

A deduction for mortality and expense risks is paid to Northwestern Mutual. Mortality risk is the risk that insureds may not live as long as estimated. Expense risk is the risk that expenses of issuing and administering the Policies may exceed the estimated costs.

A deduction for the mortality and expense risks for Custom Variable Universal Life policies is determined monthly at an annual rate of 0.22% of the amount invested in the Account for the Policy for the first ten Policy years, 0.07% for the next ten Policy years and 0.00% thereafter. A deduction for the mortality and expense risks for Executive Variable Universal Life policies is determined monthly at an annual rate of 0.10% of the amounts invested in the Account for the Policy for the first ten Policy years, and 0.00% thereafter. For Policies without the Surrender of Policy Endorsement, the current charge is assessed monthly at an annual rate of 0.00% of the amount invested in the Account for the Policy. A deduction for the mortality and expense risks for Survivorship Variable Universal Life Policies is determined monthly at an annual rate of 0.00% of the amount invested in the Account for the Policy.

Additional mortality and expense risks deductions are determined annually and are paid to Northwestern Mutual for the first ten Policy years on all Survivorship Variable Universal Life policies based on the age of the insured individuals at the time the policy was issued.

Additional mortality costs are determined monthly and are paid for Northwestern Mutual to cover the cost of providing insurance protection. This cost reflects expected mortality costs based upon actual experience.

Certain deductions are also made from the annual, single or other premiums before amounts are allocated to the Account. These deductions are for sales load, administrative expenses, taxes and a risk charge for the guaranteed death benefit among other charges which are detailed in the Prospectus.

The charges noted are reflected as a reduction in units and are included in Mortality and other in the accompanying financial statements. There were no deductions for the mortality and expense risks in the Northwestern Mutual Variable Life Account II during the 2018 calendar year.

Notes to Financial Statements

5. Financial Highlights

	As of the respective period end date:			For the respective period ended:
	Units Outstanding (000’s)	Unit Value, Lowest to Highest	Net Assets (000’s)	Dividend Income as a % of Average Net Assets	Expense Ratio (1)	Total Return (1)
Growth Stock Division
2018	127	$74.477290	$9,428	0.72%	0.00%	1.26%
2017	122	73.551913	8,916	0.87	0.00	24.27
2016	110	59.189518	6,498	0.89	0.00	2.47
2015	102	57.763945	5,867	0.74	0.00	6.01
2014	101	54.488126	5,570	0.61	0.00	9.02
Focused Appreciation Division
2018	302	$52.188290	$15,761	0.51%	0.00%	(2.34	) %
2017	280	53.438372	14,971	0.73	0.00	33.62
2016	288	39.992151	11,512	0.24	0.00	5.87
2015	260	37.773111	9,866	0.00	0.00	13.64
2014	239	33.238141	7,919	0.02	0.00	9.43
Large Cap Core Stock Division
2018	123	$49.869208	$6,138	1.54%	0.00%	(6.04	) %
2017	119	53.073917	6,274	1.80	0.00	24.87
2016	81	42.503832	3,451	2.16	0.00	7.57
2015	85	39.512372	3,346	2.16	0.00	(3.06)
2014	69	37.544148	2,627	1.14	0.00	28.58
Large Cap Blend Division
2018	113	$17.140701	$1,940	0.79%	0.00%	(4.00	) %
2017	125	17.855817	2,235	0.91	0.00	19.02
2016	116	15.001832	1,740	1.09	0.00	13.99
2015	104	13.161232	1,369	0.88	0.00	(2.42)
2014	104	13.487127	1,395	0.04	0.00	12.58
Index 500 Stock Division
2018	562	$135.776139	$76,297	1.66%	0.00%	(4.58	) %
2017	423	142.286114	60,194	1.74	0.00	21.52
2016	337	117.092375	39,430	1.82	0.00	11.73
2015	291	104.794845	30,414	1.71	0.00	1.17
2014	247	103.583087	25,625	1.58	0.00	13.46
Large Company Value Division
2018	89	$15.732361	$1,409	1.78%	0.00%	(7.92	) %
2017	64	17.086312	1,095	2.09	0.00	11.10
2016	50	15.379433	769	2.06	0.00	15.36
2015	26	13.331635	343	1.71	0.00	(3.85)
2014	21	13.865219	284	0.00	0.00	13.03
Domestic Equity Division
2018	506	$29.152607	$14,730	1.81%	0.00%	(2.81	) %
2017	415	29.996128	12,462	1.65	0.00	13.78
2016	301	26.364364	7,934	1.97	0.00	14.98
2015	222	22.929503	5,133	1.85	0.00	(0.09)
2014	201	22.950784	4,623	1.73	0.00	13.87
Equity Income Division
2018	348	$31.961107	$11,143	2.10%	0.00%	(9.35	) %
2017	314	35.257091	11,036	2.23	0.00	16.24
2016	312	30.330455	9,470	1.97	0.00	19.17
2015	326	25.451821	8,299	1.79	0.00	(6.74)
2014	226	27.291728	6,156	1.26	0.00	7.43

(1) Total return includes deductions for management and other expenses; it excludes deductions for sales loads and other charges, which are a reduction in units. The expense ratios further reflect only those expenses which impact total return. For additional information regarding all expenses assessed, refer to the accompanying notes.

Notes to Financial Statements

5. Financial Highlights

	As of the respective period end date:			For the respective period ended:
	Units Outstanding (000’s)	Unit Value, Lowest to Highest	Net Assets (000’s)	Dividend Income as a % of Average Net Assets	Expense Ratio (1)	Total Return (1)
Mid Cap Growth Stock Division
2018	38	$116.184426	$4,376	0.13%	0.00%	(7.38	) %
2017	40	125.441587	5,158	0.24	0.00	20.29
2016	36	104.283373	3,830	0.26	0.00	0.83
2015	26	103.425002	2,769	0.04	0.00	0.71
2014	25	102.693582	2,546	0.35	0.00	8.49
Index 400 Stock Division
2018	384	$52.678316	$20,226	1.15%	0.00%	(11.33	) %
2017	297	59.411237	17,695	1.07	0.00	15.96
2016	260	51.235085	13,307	1.14	0.00	20.38
2015	221	42.560713	9,385	1.08	0.00	(2.38)
2014	187	43.598907	8,127	1.05	0.00	9.42
Mid Cap Value Division
2018	240	$38.138006	$9,135	1.65%	0.00%	(12.85	) %
2017	193	43.762109	8,429	1.46	0.00	11.81
2016	162	39.139970	6,340	1.91	0.00	23.23
2015	143	31.761925	4,534	1.58	0.00	(1.33)
2014	144	32.189353	4,616	1.01	0.00	16.69
Small Cap Growth Stock Division
2018	144	$57.505467	$8,319	0.00%	0.00%	(11.71	) %
2017	124	65.129570	8,046	0.11	0.00	21.61
2016	101	53.557262	5,420	0.24	0.00	12.25
2015	85	47.712811	4,071	0.11	0.00	0.32
2014	81	47.561777	3,833	0.00	0.00	8.66
Index 600 Stock Division
2018	443	$22.378619	$9,918	1.43%	0.00%	(8.78	) %
2017	327	24.532713	8,012	1.89	0.00	12.93
2016	281	21.724279	6,130	0.63	0.00	26.12
2015	164	17.224563	2,807	0.00	0.00	(2.35)
2014	118	17.638780	2,081	1.71	0.00	5.34
Small Cap Value Division
2018	176	$41.620093	$7,315	0.52%	0.00%	(12.73	) %
2017	165	47.690780	7,878	0.78	0.00	11.65
2016	157	42.713658	6,684	0.84	0.00	32.39
2015	202	32.262868	6,547	0.69	0.00	(5.45)
2014	188	34.121874	6,405	0.37	0.00	0.22
International Growth Division
2018	765	$21.459907	$16,408	1.45%	0.00%	(11.28	) %
2017	603	24.188049	14,608	1.30	0.00	30.03
2016	479	18.601991	8,910	1.19	0.00	(3.41)
2015	262	19.596007	5,142	1.30	0.00	(4.52)
2014	201	20.524033	4,123	1.41	0.00	19.81
Research International Core Division
2018	1,201	$11.053328	$13,280	1.73%	0.00%	(13.66	) %
2017	799	12.802534	10,233	1.67	0.00	28.21
2016	656	9.985604	6,548	1.92	0.00	(1.12)
2015	422	10.098885	4,259	2.15	0.00	(1.11)
2014	280	10.212438	2,856	1.52	0.00	(6.71)

(1) Total return includes deductions for management and other expenses; it excludes deductions for sales loads and other charges, which are a reduction in units. The expense ratios further reflect only those expenses which impact total return. For additional information regarding all expenses assessed, refer to the accompanying notes.

Notes to Financial Statements

5. Financial Highlights

	As of the respective period end date:			For the respective period ended:
	Units Outstanding (000’s)	Unit Value, Lowest to Highest	Net Assets (000’s)	Dividend Income as a % of Average Net Assets	Expense Ratio (1)	Total Return (1)
International Equity Division
2018	6,042	$5.155553	$31,148	2.58%	0.00%	(15.41	) %
2017	5,092	6.094491	31,035	2.43	0.00	22.30
2016	3,917	4.983406	19,520	1.19	0.00	(3.41)
2015	3,497	4.843231	16,935	2.98	0.00	(2.21)
2014	2,845	4.952849	14,084	1.94	0.00	(8.80)
Emerging Markets Equity Division
2018	1,795	$10.668771	$19,148	1.40%	0.00%	(13.75	) %
2017	1,285	12.370178	15,898	0.92	0.00	27.84
2016	919	9.676365	8,873	0.72	0.00	9.06
2015	717	8.872116	6,344	0.90	0.00	(12.24)
2014	456	10.109813	4,611	0.66	0.00	(6.25)
Government Money Market Division
2018	375	$42.522150	$15,950	1.55%	0.00%	1.53%
2017	314	41.875417	13,129	0.59	0.00	0.60
2016	333	41.625993	13,827	0.12	0.00	0.13
2015	201	41.572750	8,216	0.01	0.00	0.01
2014	142	41.568533	5,866	0.07	0.00	0.07
Short-Term Bond Division
2018	187	$12.818134	$2,392	1.79%	0.00%	1.36%
2017	112	12.646732	1,419	1.33	0.00	1.33
2016	66	12.481062	812	1.18	0.00	1.67
2015	57	12.275717	703	0.79	0.00	0.72
2014	21	12.188479	256	0.77	0.00	0.38
Select Bond Division
2018	104	$226.413644	$23,677	2.34%	0.00%	(0.21	) %
2017	93	226.897252	21,292	2.11	0.00	3.58
2016	78	219.047810	17,054	2.05	0.00	3.06
2015	56	212.549665	11,845	1.54	0.00	0.53
2014	51	211.428447	10,700	2.08	0.00	5.56
Long-Term U.S Government Bond Division
2018	33	$20.262648	$678	2.58%	0.00%	(2.04	) %
2017	13	20.685508	266	1.72	0.00	8.28
2016	12	19.104481	253	1.95	0.00	1.09
2015	10	18.898765	202	2.38	0.00	(1.47)
2014	9	19.181310	174	1.75	0.00	23.73
Inflation Protection Division
2018	259	$14.354000	$3,726	2.21%	0.00%	(2.61	) %
2017	199	14.738894	2,931	0.72	0.00	3.58
2016	125	14.229840	1,787	1.15	0.00	4.68
2015	96	13.593038	1,316	2.32	0.00	(2.20)
2014	87	13.899486	1,226	0.56	0.00	3.14
High Yield Bond Division
2018	221	$51.690668	$11,390	5.46%	0.00%	(2.71	) %
2017	211	53.128855	11,192	5.51	0.00	6.88
2016	187	49.707921	9,331	5.50	0.00	14.60
2015	170	43.377037	7,376	4.80	0.00	(1.36)
2014	134	43.976216	5,885	4.74	0.00	1.18

(1) Total return includes deductions for management and other expenses; it excludes deductions for sales loads and other charges, which are a reduction in units. The expense ratios further reflect only those expenses which impact total return. For additional information regarding all expenses assessed, refer to the accompanying notes.

Notes to Financial Statements

5. Financial Highlights

	As of the respective period end date:			For the respective period ended:
	Units Outstanding (000’s)	Unit Value, Lowest to Highest	Net Assets (000’s)	Dividend Income as a % of Average Net Assets	Expense Ratio (1)	Total Return (1)
Multi-Sector Bond Division
2018	675	$18.535667	$12,522	3.14%	0.00%	(1.30	) %
2017	541	18.780164	10,176	3.98	0.00	8.38
2016	392	17.327635	6,763	4.89	0.00	11.09
2015	250	15.597729	3,876	5.61	0.00	(2.22)
2014	187	15.951947	3,000	2.74	0.00	3.25
Balanced Division
2018	31	$209.277798	$6,448	2.36%	0.00%	(3.45	) %
2017	28	216.761163	5,889	2.16	0.00	11.98
2016	20	193.563662	4,264	2.25	0.00	6.58
2015	16	181.609174	3,115	2.00	0.00	(0.12)
2014	15	181.830315	2,819	2.30	0.00	5.56
Asset Allocation Division
2018	42	$24.028105	$1,011	2.35%	0.00%	(4.88	) %
2017	31	25.259678	778	2.08	0.00	14.87
2016	27	21.988973	589	2.50	0.00	7.79
2015	24	20.400265	494	1.72	0.00	(0.43)
2014	22	20.487411	470	2.40	0.00	5.15
Fidelity VIP Mid Cap Division
2018	251	$48.449732	$12,145	0.41%	0.00%	(14.77	) %
2017	240	56.847028	13,684	0.50	0.00	20.54
2016	256	47.161926	12,048	0.32	0.00	11.92
2015	246	42.137819	10,348	0.27	0.00	(1.63)
2014	225	42.835362	9,641	0.02	0.00	6.03
Fidelity VIP Contrafund Division
2018	537	$20.573795	$11,051	0.47%	0.00%	(6.64	) %
2017	398	22.036922	8,788	0.84	0.00	21.59
2016	291	18.124509	5,268	0.68	0.00	7.73
2015	236	16.824006	3,957	0.97	0.00	0.42
2014	145	16.754369	2,432	0.90	0.00	11.65
AMT Sustainable Equity Division
2018	338	$19.872228	$6,731	0.50%	0.00%	(5.72	) %
2017	269	21.076980	5,691	0.57	0.00	18.43
2016	199	17.797220	3,559	0.76	0.00	9.86
2015	146	16.199640	2,376	0.64	0.00	(0.46)
2014	97	16.275087	1,573	0.43	0.00	10.38
U.S. Strategic Equity Division
2018	160	$22.064057	$3,548	1.15%	0.00%	(9.64	) %
2017	159	24.418364	3,876	1.01	0.00	20.80
2016	151	20.214494	3,056	1.03	0.00	10.64
2015	156	18.271298	2,862	0.81	0.00	1.11
2014	165	18.071559	2,989	1.14	0.00	11.70
U.S. Small Cap Equity Division
2018	73	$30.385277	$2,200	0.47%	0.00%	(11.97	) %
2017	72	34.518205	2,490	0.17	0.00	15.48
2016	65	29.891437	1,962	0.83	0.00	18.66
2015	72	25.191084	1,827	0.67	0.00	(7.19)
2014	70	27.141282	1,902	0.25	0.00	1.56

(1) Total return includes deductions for management and other expenses; it excludes deductions for sales loads and other charges, which are a reduction in units. The expense ratios further reflect only those expenses which impact total return. For additional information regarding all expenses assessed, refer to the accompanying notes.

Notes to Financial Statements

5. Financial Highlights

	As of the respective period end date:			For the respective period ended:
	Units Outstanding (000’s)	Unit Value, Lowest to Highest	Net Assets (000’s)	Dividend Income as a % of Average Net Assets	Expense Ratio (1)	Total Return (1)
International Developed Markets Division
2018	327	$19.124827	$6,264	1.77%	0.00%	(14.87	) %
2017	277	22.466466	6,236	2.75	0.00	24.98
2016	272	17.976751	4,892	3.17	0.00	2.36
2015	234	17.562157	4,106	1.06	0.00	(1.31)
2014	196	17.795979	3,482	1.91	0.00	(4.45)
Strategic Bond Division
2018	287	$24.693685	$7,082	2.15%	0.00%	(0.81	) %
2017	206	24.895915	5,143	1.34	0.00	3.86
2016	193	23.970161	4,624	1.60	0.00	3.10
2015	195	23.248775	4,526	2.44	0.00	(0.14)
2014	166	23.281628	3,851	1.47	0.00	5.45
Global Real Estate Securities Division
2018	332	$48.615288	$16,199	4.49%	0.00%	(5.73	) %
2017	272	51.568102	14,039	3.91	0.00	11.80
2016	213	46.124107	9,821	4.73	0.00	3.02
2015	179	44.771967	8,027	1.65	0.00	0.25
2014	149	44.660949	6,654	3.39	0.00	14.75
LifePoints Moderate Strategy Division
2018	6	$15.741887	$94	3.80%	0.00%	(4.92	) %
2017	9	16.557145	157	2.12	0.00	9.88
2016	12	15.067752	184	3.95	0.00	7.75
2015	10	13.984420	144	3.14	0.00	(1.71)
2014	7	14.227181	103	2.98	0.00	4.85
LifePoints Balanced Strategy Division
2018	105	$15.421524	$1,621	6.44%	0.00%	(6.80	) %
2017	60	16.545882	986	2.46	0.00	12.00
2016	50	14.773443	747	3.41	0.00	9.05
2015	48	13.546956	650	2.32	0.00	(2.30)
2014	30	13.866173	420	2.93	0.00	4.61
LifePoints Growth Strategy Division
2018	153	$14.739598	$2,256	5.28%	0.00%	(8.05	) %
2017	143	16.029490	2,284	3.26	0.00	15.65
2016	110	13.860030	1,516	3.41	0.00	9.73
2015	60	12.631574	751	1.94	0.00	(3.31)
2014	48	13.064429	617	3.44	0.00	3.76
LifePoints Equity Growth Strategy Division
2018	31	$13.779890	$423	4.51%	0.00%	(9.45	) %
2017	38	15.218716	571	3.51	0.00	17.55
2016	31	12.946453	403	3.01	0.00	10.85
2015	25	11.679451	290	1.57	0.00	(3.87)
2014	17	12.149681	214	3.73	0.00	3.48
Credit Suisse Trust Commodity Return Strategy Division
2018	1,729	$4.432602	$7,663	2.47%	0.00%	(11.66	) %
2017	1,392	5.017461	6,992	8.90	0.00	1.52
2016	1,013	4.942479	4,997	0.00	0.00	12.02
2015	624	4.412123	2,742	0.00	0.00	(25.03)
2014	346	5.885213	2,040	0.00	0.00	(16.94)

(1) Total return includes deductions for management and other expenses; it excludes deductions for sales loads and other charges, which are a reduction in units. The expense ratios further reflect only those expenses which impact total return. For additional information regarding all expenses assessed, refer to the accompanying notes.

The Northwestern Mutual

Life Insurance Company

Financial Statements and

Supplementary Information

December 31, 2018, 2017 and 2016

Report of Independent Auditors

To the Board of Trustees of

The Northwestern Mutual Life Insurance Company

We have audited the accompanying statutory financial statements of The Northwestern Mutual Life Insurance Company (the “Company”), which comprise the statutory statements of financial position as of December 31, 2018 and 2017, and the related statutory statements of operations and changes in surplus, and of cash flows for each of the three years in the period ended December 31, 2018.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the accounting practices prescribed or permitted by the Office of the Commissioner of Insurance of the State of Wisconsin. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America.

Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 1 to the financial statements, the financial statements are prepared by the Company on the basis of the accounting practices prescribed or permitted by the Office of the Commissioner of Insurance of the State of Wisconsin, which is a basis of accounting other than accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP, 833 E. Michigan St., Ste. 1200,

Milwaukee, WI 53202 T: (414) 212 1600, F: (414) 212 1880,

www.pwc.com/us

The effects on the financial statements of the variances between the statutory basis of accounting described in Note 1 and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the significance of the matter discussed in the “Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles” paragraph, the financial statements referred to above do not present fairly, in accordance with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2018 and 2017, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2018.

Opinion on Statutory Basis of Accounting

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in accordance with the accounting practices prescribed or permitted by the Office of the Commissioner of Insurance of the State of Wisconsin described in Note 1.

February 15, 2019

The Northwestern Mutual Life Insurance Company

Statements of Financial Position

(in millions)

	December 31,
	2018	2017
Assets:
Bonds	$153,713	$146,945
Mortgage loans	36,755	35,750
Policy loans	17,693	17,421
Common and preferred stocks	5,574	5,870
Real estate	2,576	2,356
Other investments	17,048	14,724
Cash and short-term investments	1,899	2,469

Total investments	235,258	225,535

Due and accrued investment income	1,956	1,888
Net deferred tax assets	1,792	1,788
Deferred premium and other assets	3,444	3,376
Separate account assets	29,717	32,462

Total assets	$272,167	$265,049

Liabilities and surplus:
Reserves for policy benefits	$202,816	$195,279
Policyowner dividends payable	5,635	5,335
Interest maintenance reserve	580	911
Asset valuation reserve	4,597	4,334
Income taxes payable	249	125
Other liabilities	6,439	5,752
Separate account liabilities	29,717	32,462

Total liabilities	250,033	244,198

Surplus:
Surplus notes	2,948	2,948
Unassigned surplus	19,186	17,903

Total surplus	22,134	20,851

Total liabilities and surplus	$272,167	$265,049

The accompanying notes are an integral part of these financial statements.

The Northwestern Mutual Life Insurance Company

Statements of Operations

(in millions)

	For the years ended
	December 31,
	2018	2017	2016
Revenue:
Premiums	$18,036	$17,897	$17,915
Net investment income	9,791	9,541	9,605
Other income	655	649	632

Total revenue	28,482	28,087	28,152

Benefits and expenses:
Benefit payments to policyowners and beneficiaries	11,436	10,332	9,798
Net additions to policy benefit reserves	8,079	8,700	9,284
Net transfers from separate accounts	(497)	(229)	(118)

Total benefits	19,018	18,803	18,964

Commissions and operating expenses	3,230	3,120	3,134

Total benefits and expenses	22,248	21,923	22,098

Gain from operations before dividends and taxes	6,234	6,164	6,054

Policyowner dividends	5,634	5,338	5,205

Gain from operations before taxes	600	826	849
Income tax benefit	(159)	(98)	(176)

Net gain from operations	759	924	1,025
Net realized capital gains (losses)	24	93	(215)

Net income	$783	$1,017	$810

The accompanying notes are an integral part of these financial statements.

The Northwestern Mutual Life Insurance Company

Statements of Changes in Surplus

(in millions)

	For the years ended
	December 31,
	2018	2017	2016
Beginning of year balance	$20,851	$20,230	$19,659

Net income	783	1,017	810

Change in net unrealized capital gains and losses	(126)	822	(326)

Change in net deferred tax assets	(76)	(1,323)	7

Change in nonadmitted assets	169	(390)	(217)

Change in asset valuation reserve	(263)	(887)	117

Change in surplus notes	-	1,198	-

Other surplus changes	796	184	180

Net increase in surplus	1,283	621	571

End of year balance	$22,134	$20,851	$20,230

The accompanying notes are an integral part of these financial statements.

The Northwestern Mutual Life Insurance Company

Statements of Cash Flows

(in millions)

	For the years ended
	December 31,
	2018	2017	2016
Cash flows from operating activities:
Premiums and other income received	$13,252	$12,957	$12,702
Investment income received	9,202	9,012	9,120
Benefit and dividend payments to policyowners and beneficiaries	(10,513)	(9,506)	(8,784)
Net transfers from separate accounts	496	228	121
Commissions, expenses and taxes paid	(2,699)	(3,080)	(2,614)

Net cash provided by operating activities	9,738	9,611	10,545

Cash flows from investing activities:
Proceeds from investments sold or matured:
Bonds	33,279	44,511	45,185
Mortgage loans	3,167	2,581	3,023
Common and preferred stocks	4,886	2,750	3,548
Real estate	23	284	238
Other investments	2,831	2,193	1,574

Subtotal proceeds from investments	44,186	52,319	53,568

Cost of investments acquired:
Bonds	(40,797)	(50,472)	(51,042)
Mortgage loans	(4,314)	(4,096)	(5,040)
Common and preferred stocks	(4,857)	(3,549)	(3,540)
Real estate	(168)	(148)	(592)
Other investments	(4,515)	(4,431)	(2,676)

Subtotal cost of investments acquired	(54,651)	(62,696)	(62,890)

Net inflows of policy loans	35	74	253

Net cash applied to investing activities	(10,430)	(10,303)	(9,069)

Cash flows from financing and miscellaneous sources:
Surplus notes issuance	-	1,198	-
Net outflows on deposit-type contracts	(350)	(220)	(223)
Other cash provided (applied)	472	(117)	(406)

Net cash provided by (applied to) financing and miscellaneous sources	122	861	(629)

Net increase (decrease) in cash and short-term investments	(570)	169	847

Cash and short-term investments, beginning of year	2,469	2,300	1,453

Cash and short-term investments, end of year	$1,899	$2,469	$2,300

The accompanying notes are an integral part of these financial statements.

The Northwestern Mutual Life Insurance Company

Statements of Cash Flows (supplemental)

(in millions)

	For the years ended
	December 31,
	2018	2017	2016
Supplemental disclosures of cash flow information

Non-cash operating, investing and financing and miscellaneous sources not included in the statements of cash flows:

Operating:
Dividends used to pay premiums and loans	$5,149	$5,025	$5,428
Capitalized interest and payment in-kind investment income	776	729	727
Other policyowner contract activity	226	207	188
Employee benefit and compensation plan expenses	128	129	196

Investing:
Bond refinancings and exchanges	2,116	1,826	1,985
Mortgage loan refinancings and transfers	1,377	845	918
Net policy loan activity	295	303	342
Other invested asset exchanges	103	88	78
Common stock exchanges	144	93	33
Net premium loan activity	139	48	94
Net asset transfers with affiliated entities	138	803	935
Real estate asset exchanges	-	-	7

Financing and Miscellaneous:
Deposit-type contract deposits and interest credited	391	439	512

The accompanying notes are an integral part of these financial statements.

The Northwestern Mutual Life Insurance Company

Notes to Financial Statements

December 31, 2018, 2017 and 2016

1.	Basis of Presentation

The accompanying statutory financial statements include the accounts of The Northwestern Mutual Life Insurance Company (the Company). The Company offers life, annuity and disability insurance products to the personal, business and estate markets throughout the United States of America.

As part of an affiliated reinsurance agreement, the Company assumes all of the risks associated with the long-term care policies issued by its wholly-owned subsidiary, Northwestern Long Term Care Insurance Company (NLTC). See Note 9 for more information regarding reinsurance and its impacts on the Company’s financial statements.

These financial statements were prepared in accordance with accounting practices prescribed or permitted by the Office of the Commissioner of Insurance of the State of Wisconsin (statutory basis of accounting or SAP), which are based on the Accounting Practices and Procedures Manual of the National Association of Insurance Commissioners (NAIC). Financial statements prepared on the statutory basis of accounting differ from financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP), primarily because on a GAAP basis: (1) certain policy acquisition costs are deferred and amortized, (2) most bond and preferred stock investments are reported at fair value, (3) policy benefit reserves are established using different actuarial methods and assumptions, (4) deposit-type contracts, for which premiums, benefits and reserve changes are not included in revenue or benefits as reported in the statements of operations, are defined differently, (5) majority-owned subsidiaries are consolidated, (6) changes in deferred taxes are reported as a component of net income, (7) no deferral of realized investment gains and losses is permitted and (8) “nonadmitted” assets, required for the statutory basis of accounting, are included in total assets. The effects on the Company’s financial statements attributable to the differences between the statutory basis of accounting and GAAP are material.

Reclassifications

Certain amounts in prior year financial statement balances and footnote disclosures have been reclassified to conform to the current year presentation.

2.	Summary of Significant Accounting Policies

The preparation of financial statements in accordance with the statutory basis of accounting requires the Company to make estimates or assumptions about the future that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the annual periods presented. Actual future results could differ from these estimates and assumptions.

Investments

See Notes 3, 4 and 14 regarding the statement value and fair value of the Company’s investments in bonds, mortgage loans, common and preferred stocks, real estate and other investments, including derivative instruments.

Policy Loans

Policy loans represent amounts borrowed from the Company by life insurance and annuity policyowners, secured by the cash value of the related policies and are reported at the unpaid principal balance. Policy loans earn interest at either a fixed rate or at a variable rate based on an election that is made by the policyowner when applying for their policy. If a variable rate is elected, the rate will be reset annually. The Company considers the unpaid principal balance of policy loans to approximate fair value.

The Northwestern Mutual Life Insurance Company

Notes to Financial Statements

December 31, 2018, 2017 and 2016

Cash and Short-term Investments

Short-term investments include securities that had maturities of one year or less at purchase, primarily money market funds and short-term commercial paper. These investments are reported at amortized cost, which approximates fair value.

Separate Accounts

Separate account assets and related reserve liabilities represent the segregation of balances attributable to variable life insurance and variable annuity products, as well as a group annuity separate account used to fund certain of the Company’s employee and financial representative benefit plan obligations. All separate account assets are legally insulated from claims by the Company’s general account policyowners and creditors. Variable product policyowners bear the investment performance risk associated with these products. Separate account assets related to variable products are invested at the direction of the policyowner in a variety of mutual fund options. Variable annuity policyowners also have the option to invest in stated-rate investment options through the Company’s general account. Separate account assets are generally reported at fair value primarily based on quoted market prices for the underlying investment securities. See Note 7 and Note 14 for more information regarding the Company’s separate accounts and Note 8 for more information regarding the Company’s employee and financial representative benefit plans.

Reserves for Policy Benefits

Reserves for policy benefits generally represent the net present value of future policy benefits less future policy premiums, calculated using actuarial methods, mortality and morbidity experience tables and valuation interest rates prescribed or permitted by the Office of the Commissioner of Insurance of the State of Wisconsin (OCI). These actuarial tables and methods include assumptions regarding future mortality and morbidity experience. Actual future experience could differ from the assumptions used to make these reserve estimates. See Note 5 and Note 14 for more information regarding the Company’s reserves for policy benefits.

Policyowner Dividends

All life and disability insurance policies and certain annuity policies issued by the Company are participating. All long-term care insurance policies issued by NLTC are also participating. Annually, the Company’s Board of Trustees approves dividends payable on participating policies during the subsequent fiscal year, which are accrued and charged to operations when approved. Depending on the type of policy they own, participating policyowners generally have the option to receive their dividends in cash, use them to reduce future premiums due, use them to purchase additional insurance benefits, use them to repay policy loans or leave them on deposit with the Company to accumulate interest. Dividends used by policyowners to purchase additional insurance benefits or pay renewal premiums are reported as premiums in the statements of operations but are not included in premiums received or benefit and dividend payments to policyowners and beneficiaries in the statements of cash flows. The Company’s annual approval and declaration of policyowner dividends includes a guarantee of a minimum aggregate amount of dividends to be paid to policyowners as a group in the subsequent calendar year. If this guaranteed amount is greater than the aggregate of actual dividends paid to policyowners in the subsequent year, the difference is paid in the immediately succeeding calendar year.

The Northwestern Mutual Life Insurance Company

Notes to Financial Statements

December 31, 2018, 2017 and 2016

Interest Maintenance Reserve

The Company is required to maintain an interest maintenance reserve (IMR). The IMR is used to defer realized capital gains and losses, net of any income tax, on fixed income investments and derivatives that are attributable to changes in market interest rates, including both changes in risk-free market interest rates and market credit spreads. Net realized capital gains and losses deferred to the IMR are amortized into net investment income over the estimated remaining term to maturity of the investment sold or the asset/liability hedged by an interest rate-related derivative instrument.

Asset Valuation Reserve

The Company is required to maintain an asset valuation reserve (AVR). The AVR represents a reserve for invested asset valuation using a formula prescribed by the NAIC. The AVR is intended to protect surplus by absorbing declines in the value of the Company’s investments that are not related to changes in interest rates. Increases or decreases in the AVR are reported as direct adjustments to surplus in the statements of changes in surplus.

Premium Revenue

Most life insurance premiums are recognized as revenue at the beginning of each respective policy year. Universal life insurance and annuity premiums are recognized as revenue when received. Considerations received on supplementary contracts and income annuities without life contingencies are deposit-type transactions and are excluded from revenue in the statements of operations. Disability and long-term care insurance premiums are recognized as revenue when due. Premium revenue is reported net of ceded reinsurance. See Note 9 for more information regarding the Company’s use of reinsurance.

Net Investment Income

Net investment income primarily represents interest, dividends and prepayment fees received or accrued on bonds, mortgage loans, common and preferred stocks, policy loans and other investments. Net investment income also includes dividends and distributions paid to the Company from the accumulated earnings of joint ventures, partnerships and unconsolidated non-insurance subsidiaries. Net investment income is reduced by investment management expenses, real estate depreciation, interest costs associated with securities lending and repurchase agreements and interest expense related to the Company’s surplus notes. See Note 3 for more information regarding net investment income and securities lending and repurchase agreements and Note 13 for more information regarding the Company’s surplus notes.

Other Income

Other income primarily represents ceded reinsurance expense allowances and various insurance policy charges. Ceded reinsurance expense allowances are recognized as revenue when due. See Note 9 for more information regarding the Company’s use of reinsurance.

Benefit Payments to Policyowners and Beneficiaries

Benefit payments to policyowners and beneficiaries include death, surrender, maturity, disability and long-term care benefits, as well as payments on supplementary contracts and income annuities that include life contingencies. Benefit payments on supplementary contracts and income annuities without life contingencies are deposit-type transactions and are excluded from benefits in the statements of operations. Benefit payments are reported net of ceded reinsurance recoveries. See Note 9 for more information regarding the Company’s use of reinsurance.

Commissions and Operating Expenses

Commissions and other operating costs, including costs of acquiring new insurance policies, are generally charged to expense as incurred.

Federal Income Taxes

Current federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year and any adjustments to such

The Northwestern Mutual Life Insurance Company

Notes to Financial Statements

December 31, 2018, 2017 and 2016

estimates from prior years. Deferred tax assets and liabilities represent the future tax recoveries or obligations associated with the accumulation of temporary differences between the tax and financial statement bases of the Company’s assets and liabilities. Changes in deferred tax assets and liabilities related to unrealized capital gains and losses on investments are included in changes in net unrealized capital gains and losses in the statements of changes in surplus. Other net changes in deferred tax assets and liabilities are reported as direct adjustments to surplus in the statements of changes in surplus.

The statutory basis of accounting limits the amount of gross deferred tax assets that can be admitted to surplus to those for which ultimate recoverability can be demonstrated. This limit is based on a calculation that considers available tax loss carryback and carryforward capacity, the expected timing of reversal for accumulated temporary differences, gross deferred tax liabilities and the level of Company surplus.

A “more likely than not” standard is applied for financial statement recognition of contingent tax liabilities, whereby a liability is recorded only if the Company believes that there is a greater than 50% likelihood that the related tax position will not be sustained upon examination. In cases where liability recognition is appropriate, a best estimate of the ultimate tax liability is made. If this estimate represents 50% or less of the total amount of the tax contingency, the best estimate is established as a liability. If this best estimate represents more than 50% of the total tax contingency, the total amount is established as a liability. Changes in contingent tax liabilities are included in income tax benefit in the year that such determination is made by the Company. The Company reports interest accrued or released related to contingent tax liabilities in current income tax benefit.

See Note 10 for more information on the Company’s income taxes.

Information Technology Equipment and Software

The cost of information technology (IT) equipment and operating system software is generally capitalized and depreciated over three years using the straight-line method. Non-operating system software is generally capitalized and depreciated over a maximum of five years using the straight-line method. IT equipment and operating software assets of $56 million and $64 million at December 31, 2018 and 2017, respectively, are included in other assets in the statements of financial position and are net of accumulated depreciation of $394 million and $357 million, respectively. Non-operating software costs, net of accumulated depreciation, are nonadmitted assets and thereby excluded from assets and surplus in the statements of financial position. These amounts were $305 million and $280 million at December 31, 2018 and 2017, respectively. Depreciation expense for IT equipment and software totaled $134 million, $115 million and $88 million for the years ended December 31, 2018, 2017 and 2016, respectively.

Furniture, Fixtures and Equipment

The cost of furniture, fixtures and equipment, including leasehold improvements, is generally capitalized and depreciated over the useful life of the assets using the straight-line method. Furniture, fixtures and equipment, net of accumulated depreciation, are nonadmitted assets and thereby excluded from assets and surplus in the statements of financial position. These amounts were $145 million and $107 million at December 31, 2018 and 2017, respectively. Depreciation expense for furniture, fixtures and equipment totaled $16 million, $12 million and $8 million for the years ended December 31, 2018, 2017 and 2016, respectively.

Nonadmitted Assets

Certain assets are designated as nonadmitted on the statutory basis of accounting. Such assets, principally related to defined benefit pension funding, amounts advanced to or due from the Company’s financial representatives, furniture, fixtures, equipment and non-operating software (net of accumulated depreciation) and certain equity-method investments for which audits are not performed are excluded from assets and surplus in the statements of financial position. Changes in nonadmitted assets are reported as a direct adjustment to surplus in the statements of changes in surplus.

The Northwestern Mutual Life Insurance Company

Notes to Financial Statements

December 31, 2018, 2017 and 2016

Foreign Currency Translation

All of the Company’s insurance operations are conducted in the United States of America on a U.S. dollar-denominated basis. The Company invests in bonds, mortgage loans, equities and other investments denominated in foreign currencies. Investments denominated in a foreign currency are translated to U.S. dollars at each reporting date using then-current foreign currency exchange rates. Translation gains or losses relating to fluctuations in exchange rates are reported as a change in net unrealized capital gains and losses until the related investment is sold, determined to be other-than-temporarily impaired or matures, at which time a realized capital gain or loss is reported. Transactions denominated in a foreign currency, such as receipt of foreign-denominated interest or dividends, are translated to U.S. dollars based on the actual exchange rate at the time of the transaction. See Note 4 for more information regarding the Company’s use of derivatives to mitigate exposure to fluctuations in foreign currency exchange rates.

Subsequent Events

The Company has evaluated events subsequent to December 31, 2018 through February 15, 2019, the date these financial statements were available to be issued. Based on this evaluation, it is the Company’s opinion that no events subsequent to December 31, 2018 have occurred that are material to the Company’s financial position at that date or the results of its operations for the year then ended.

3.	Investments

Bonds

The Securities Valuation Office (SVO) of the NAIC Investment Analysis Office evaluates the credit quality of the Company’s bond investments and issues related credit ratings. Bonds rated at “1” (highest quality), “2” (high quality), “3” (medium quality), “4” (low quality) or “5” (lower quality) are reported in the financial statements at amortized cost less any other-than-temporary impairment. Bonds rated “6” (lowest quality) are reported at the lower of amortized cost or fair value. SVO-identified exchange-traded fund investments are reported at fair value. The interest method is used to amortize any purchase premium or discount, including estimates of future prepayments that are obtained from independent sources. Prepayment assumptions are updated at least annually, with the retrospective method used to adjust net investment income for changes in the estimated yield to maturity.

The disclosure of fair value for bonds is primarily based on independent pricing services or internally-developed pricing models utilizing observable market data. See Note 14 for more information regarding the fair value of the Company’s investments in bonds.

The Northwestern Mutual Life Insurance Company

Notes to Financial Statements

December 31, 2018, 2017 and 2016

Statement value and fair value of bonds at December 31, 2018 and 2017, summarized by asset categories required in the NAIC Annual Statement, were as follows:

December 31, 2018	Reconciliation to Fair Value
	Statement Value	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in millions)
U.S. Government	$4,747	$200	$(15)	$4,932
States, territories and possessions	648	88	(2)	734
Special revenue and assessments	33,671	420	(788)	33,303
All foreign governments	2,011	10	(77)	1,944
Hybrid securities	540	16	(32)	524
SVO-identified funds	117	-	-	117
Industrial and miscellaneous	111,979	1,380	(3,348)	110,011

Total bonds	$153,713	$2,114	$(4,262)	$151,565

December 31, 2017	Reconciliation to Fair Value
	Statement Value	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in millions)
U.S. Government	$5,044	$328	$(12)	$5,360
States, territories and possessions	642	131	(1)	772
Special revenue and assessments	35,321	678	(351)	35,648
All foreign governments	1,694	60	(5)	1,749
Hybrid securities	384	33	-	417
SVO-identified funds	12	-	-	12
Industrial and miscellaneous	103,848	4,527	(358)	108,017

Total bonds	$146,945	$5,757	$(727)	$151,975

Bonds classified by the NAIC as special revenue and assessments primarily consist of U.S. Government agency-issued residential mortgage-backed securities and municipal bonds issued by political subdivisions to finance specific public projects. Bonds classified as industrial and miscellaneous consist primarily of notes issued by public and private corporate entities and structured securities not issued by U.S. Government agencies.

The Northwestern Mutual Life Insurance Company

Notes to Financial Statements

December 31, 2018, 2017 and 2016

Statement value of bonds by SVO rating category at December 31, 2018 and 2017 was as follows:

December 31, 2018	SVO Rating
	1	2	3	4	5	6	Total
	(in millions)

U.S. Government	$4,747	$-	$-	$-	$-	$-	$4,747
States, territories and possessions	596	52	-	-	-	-	648
Special revenue and assessments	33,550	121	-	-	-	-	33,671
All foreign governments	641	1,168	166	36	-	-	2,011
Hybrid securities	-	314	191	35	-	-	540
SVO-identified funds	-	-	-	117	-	-	117
Industrial and miscellaneous	52,858	45,684	5,826	4,934	2,645	32	111,979

Total bonds	$92,392	$47,339	$6,183	$5,122	$2,645	$32	$153,713

December 31, 2017	SVO Rating
	1	2	3	4	5	6	Total
	(in millions)

U.S. Government	$5,044	$-	$-	$-	$-	$-	$5,044
States, territories and possessions	583	59	-	-	-	-	642
Special revenue and assessments	35,198	123	-	-	-	-	35,321
All foreign governments	464	1,135	79	16	-	-	1,694
Hybrid securities	-	207	177	-	-	-	384
SVO-identified funds	-	12	-	-	-	-	12
Industrial and miscellaneous	50,910	39,285	5,914	5,268	2,454	17	103,848

Total bonds	$92,199	$40,821	$6,170	$5,284	$2,454	$17	$146,945

Based on statement value, 91% of the Company’s bond portfolio was rated investment grade (i.e., rated 1 or 2 by the SVO) at each of December 31, 2018 and 2017.

The Company’s bond investments include structured securities which include a significant concentration in residential mortgage-backed securities issued by U.S. Government agencies. Statement value and fair value of structured securities at December 31, 2018 and 2017, aggregated by investment grade or below investment grade (i.e., rated 3, 4, 5 or 6 by the SVO), were as follows:

December 31, 2018	Investment Grade		Below Investment Grade			Total
	Statement Value	Fair Value	Statement Value		Fair Value	Statement Value	Fair Value
				(in millions)
Residential mortgage-backed:
U.S. Government agencies	$31,654	$31,025	$-		$-	$31,654	$31,025
Other prime	602	597	1		1	603	598
Other below-prime	401	396	3		3	404	399
Commercial mortgage-backed:
U.S. Government agencies	133	134	-		-	133	134
Conduit	1,972	1,945	-		1	1,972	1,946
Other commercial mortgage-backed	15	16	-		-	15	16
Other asset-backed	7,687	7,655	52		57	7,739	7,712

Total structured securities	$42,464	$41,768	$56		$62	$42,520	$41,830

The Northwestern Mutual Life Insurance Company

Notes to Financial Statements

December 31, 2018, 2017 and 2016

December 31, 2017	Investment Grade		Below Investment Grade			Total
	Statement Value	Fair Value	Statement Value		Fair Value	Statement Value	Fair Value
				(in millions)
Residential mortgage-backed:
U.S. Government agencies	$33,223	$33,164	$-		$-	$33,223	$33,164
Other prime	384	385	2		2	386	387
Other below-prime	321	320	8		9	329	329
Commercial mortgage-backed:
U.S. Government agencies	221	227	-		-	221	227
Conduit	2,229	2,244	4		4	2,233	2,248
Other commercial mortgage-backed	45	46	-		4	45	50
Other asset-backed	7,658	7,749	77		78	7,735	7,827

Total structured securities	$44,081	$44,135	$91		$97	$44,172	$44,232

Based on statement value, over 99% of the Company’s structured securities portfolio was rated as investment grade at each of December 31, 2018 and 2017.

The Company’s bond portfolio includes securities that are classified as structured notes, as defined by the Purposes and Procedures Manual of the NAIC Investment Analysis Office. None of these securities have provisions linked to real estate prices, indices or asset values. The Company’s holdings of structured notes at December 31, 2018 and 2017 are summarized below:

	December 31, 2018			December 31, 2017
Description	Number of Securities	Statement Value	Fair Value	Number of Securities	Statement Value	Fair Value
	($ in millions)			($ in millions)

Treasury inflation protected securities	-	$-	$-	1	$129	$128
Structured notes	20	301	299	21	241	251

Statement value and fair value of bonds and short-term investments by contractual maturity at December 31, 2018 are summarized below. Actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment fees.

	Statement Value	Fair Value
	(in millions)

Due in one year or less	$4,265	$4,275
Due after one year through five years	36,033	35,865
Due after five years through ten years	42,591	41,463
Due after ten years	72,198	71,336

Total	$155,087	$152,939

Mortgage Loans

Mortgage loans consist solely of commercial mortgage loans underwritten and originated by the Company and are reported at the unpaid principal balance, less any valuation adjustments or unamortized commitment or origination fees. Such fees are generally deferred upon receipt and amortized into net

The Northwestern Mutual Life Insurance Company

Notes to Financial Statements

December 31, 2018, 2017 and 2016

investment income over the life of the loan using the interest method. Affiliated mortgage loan investments were $137 million and $133 million at December 31, 2018 and 2017, respectively.

The statement value of mortgage loans by collateral property type and geographic location at December 31, 2018 and 2017 was as follows:

December 31, 2018	United States of America
	East	Midwest	South	West	Canada	Total
	(in millions)
Apartment	$4,621	$1,620	$2,418	$6,290	$-	$14,949
Office	3,640	921	1,242	3,399	-	9,202
Retail	2,709	550	2,000	2,229	-	7,488
Warehouse/Industrial	539	372	635	1,155	171	2,872
Other	374	287	749	834	-	2,244

Total	$11,883	$3,750	$7,044	$13,907	$171	$36,755

December 31, 2017	United States of America
	East	Midwest	South	West	Canada	Total
	(in millions)
Apartment	$4,221	$1,350	$2,371	$5,553	$-	$13,495
Office	4,089	946	1,588	3,432	-	10,055
Retail	2,837	590	2,156	2,064	-	7,647
Warehouse/Industrial	296	245	659	1,184	199	2,583
Other	327	214	676	753	-	1,970

Total	$11,770	$3,345	$7,450	$12,986	$199	$35,750

The Company has mortgage loans where co-lending or participation arrangements are in place with unaffiliated third parties. Mortgage loans with co-lending or participation arrangements totaled $3.6 billion at each of December 31, 2018 and 2017.

All mortgage loans were current on contractual interest and principal payments at each of December 31, 2018 and 2017. Interest rates and loan-to-value (LTV) ratio information for the Company’s mortgage loans originated or refinanced during 2018 and 2017 is summarized below.

	2018	2017

Minimum interest rate	3.19%	2.97%

Maximum interest rate	7.50%	5.75%

Weighted-average LTV	56%	56%

Maximum LTV	87%	79%

The Northwestern Mutual Life Insurance Company

Notes to Financial Statements

December 31, 2018, 2017 and 2016

LTV ratios are commonly used to assess the credit quality of commercial mortgage loans. A lower LTV ratio generally indicates a higher quality loan. At each of December 31, 2018 and 2017, the aggregate weighted-average LTV ratio for the mortgage loan portfolio was 51%. The statement value of mortgage loans by collateral property type and LTV ratio at December 31, 2018 and 2017 was as follows:

December 31, 2018	< 51%	51%-70%	71%-90%	> 90%	Total
	(in millions)
Apartment	$4,963	$9,862	$124	$-	$14,949
Office	5,714	3,115	171	202	9,202
Retail	3,997	3,365	126	-	7,488
Warehouse/Industrial	1,313	1,318	241	-	2,872
Other	862	1,011	348	23	2,244

Total	$16,849	$18,671	$1,010	$225	$36,755

December 31, 2017	< 51%	51%-70%	71%-90%	> 90%	Total
	(in millions)
Apartment	$4,467	$8,893	$135	$-	$13,495
Office	5,243	4,391	414	7	10,055
Retail	4,540	2,828	213	66	7,647
Warehouse/Industrial	1,137	1,161	285	-	2,583
Other	567	1,385	-	18	1,970

Total	$15,954	$18,658	$1,047	$91	$35,750

At December 31, 2018, the Company had no mortgage loans with an LTV ratio in excess of 100%. The aggregate statement value of mortgage loans with LTV ratios in excess of 100% was $15 million at December 31, 2017.

The fair value of the collateral securing each commercial mortgage loan is updated at least annually by the Company. More frequent updates are performed if deemed necessary due to changes in market capitalization rates, borrower financial strength and/or property operating performance. Fair value of the collateral is estimated using the income capitalization approach based on stabilized property income and market capitalization rates. Stabilized property income is derived from actual property financial statements adjusted for non-recurring items, normalized market vacancy and lease rollover, among other factors. Other collateral, such as excess land and additional capital required to maintain property income, is also factored into fair value estimates. Both private market transactions and public market alternatives are considered in determining appropriate market capitalization rates. See Note 14 for more information regarding the fair value of the Company’s investments in mortgage loans.

In the normal course of business, the Company may refinance or otherwise modify the terms of an existing mortgage loan, typically in reaction to a request by the borrower. These modifications can include a partial repayment of outstanding loan principal, changes to interest rates, extensions of loan maturity and/or changes to loan covenants. When such modifications are made, the statutory basis of accounting requires that the new terms of the loan be evaluated to determine whether the modification qualifies as a “troubled debt restructuring.” If new terms are extended to a borrower that are less favorable to the Company than those currently being offered to new borrowers under similar circumstances in an arms-length transaction, a realized capital loss is reported for the estimated amount of the economic concessions made and the reported value of the mortgage loan is reduced. The Company recognized no capital losses related to troubled debt restructuring of mortgage loans for the years ended December 31, 2018, 2017 and 2016, respectively. At December 31, 2018 and 2017, the Company had $21 million and $23 million,

The Northwestern Mutual Life Insurance Company

Notes to Financial Statements

December 31, 2018, 2017 and 2016

respectively, of principal outstanding on mortgage loans that were considered “restructured.”

In circumstances where the Company has deemed it probable that it will be unable to collect all contractual principal and interest on a mortgage loan, a valuation allowance is established to reduce the statement value of the mortgage loan to its net realizable value. Changes to mortgage loan valuation allowances are reported as a change in net unrealized capital gains and losses in the statements of changes in surplus. If the Company later determines that the decline in value is other-than-temporary, a realized capital loss is reported, and any temporary valuation allowance is reversed. The Company had no mortgage loan valuation allowance at December 31, 2018. The Company reported a $2 million mortgage loan valuation allowance at December 31, 2017 on one mortgage with an aggregate statement value of $21 million.

Common and Preferred Stocks

Common stocks are generally reported at fair value, with $5,366 million and $5,665 million included in the statements of financial position at December 31, 2018 and 2017, respectively. The fair value for publicly-traded common stocks is primarily based on quoted market prices. For private common stocks without quoted market prices, fair value is primarily determined using a sponsor valuation or market comparables approach. The equity method is generally used to report investments in common stock of unconsolidated subsidiaries.

Preferred stocks rated 1, 2 or 3 by the SVO are reported at amortized cost. Preferred stocks rated 4, 5 or 6 by the SVO are reported at the lower of amortized cost or fair value. At December 31, 2018 and 2017, the statements of financial position included $208 million and $205 million, respectively, of preferred stocks. The fair value for preferred stocks is primarily determined using a sponsor valuation or market comparables approach.

See Note 14 for more information regarding the fair value of the Company’s investments in common and preferred stock.

Real Estate

Real estate investments are reported at cost, less any encumbrances and accumulated depreciation of buildings and other improvements. Depreciation of real estate investments is recorded using a straight-line method over the estimated useful lives of the improvements. Fair value of real estate is estimated primarily based on the capitalization of stabilized net operating income.

The statement value of real estate investments by property type and U.S. geographic location at December 31, 2018 and 2017 was as follows:

December 31, 2018	East	Midwest	South	West	Total
	(in millions)
Apartment	$285	$201	$218	$526	$1,230
Office	-	693	131	18	842
Warehouse/Industrial	160	-	40	188	388
Other	28	48	13	27	116

Total	$473	$942	$402	$759	$2,576

The Northwestern Mutual Life Insurance Company

Notes to Financial Statements

December 31, 2018, 2017 and 2016

December 31, 2017	East	Midwest	South	West	Total
	(in millions)
Apartment	$295	$97	$201	$525	$1,118
Office	15	715	132	18	880
Warehouse/Industrial	101	-	-	189	290
Other	28	-	13	27	68

Total	$439	$812	$346	$759	$2,356

The Company’s home office properties are included above (Office/Midwest) and had an aggregate statement value of $687 million and $682 million at December 31, 2018 and 2017, respectively. The Company’s other investments in real estate are held for the production of income.

Other Investments

Other investments primarily represent investments that are made through ownership interests in partnerships, joint ventures (JVs) and limited liability companies (LLCs). In some cases, these ownership interests are held directly by the Company, while in other cases these investments are held indirectly through wholly-owned non-insurance investment holding companies organized as LLCs. The aggregate statement value of other investments held indirectly through non-insurance investment holding companies was $9.2 billion and $7.8 billion at December 31, 2018 and 2017, respectively. Whether held directly by the Company or indirectly through its investment holding companies, securities or real estate partnerships, JVs, and LLCs are reported in the statements of financial position using the equity method of accounting based on the Company’s share of the underlying entities’ audited GAAP-basis equity.

The statement value of other investments held directly or indirectly by the Company at December 31, 2018 and 2017 was as follows:

	December 31,
	2018	2017
	(in millions)

Securities partnerships and LLCs	$6,839	$5,547
Bonds	3,196	3,141
Real estate JVs, partnerships and LLCs	2,115	1,666
Common and preferred stocks	1,253	1,135
Real estate	806	635
Derivative instruments	695	434
Low income housing tax credit properties	598	527
Cash and short-term investments	392	337
Leveraged leases	86	131
Other assets, net	1,068	1,171

Total	$17,048	$14,724

For securities partnerships and LLCs, bonds, common and preferred stocks, cash and short-term investments and derivative instruments, the underlying entity generally reports these investments at fair value. For real estate related investments (including JVs, partnerships and LLCs), tax credit properties and leveraged leases, the underlying entity generally reports these investments at cost, reduced where appropriate by depreciation or amortization. Tax credit properties had 13 years of unexpired credits at December 31, 2018 and 12 years of unexpired credits at December 31, 2017. The required holding period

The Northwestern Mutual Life Insurance Company

Notes to Financial Statements

December 31, 2018, 2017 and 2016

for tax credit properties is 15 years. The amount of tax credits and other tax benefits recognized during 2018 and 2017 were $119 million and $107 million, respectively. See Note 10 for more information regarding the Company’s use of tax credits.

See Note 4 for more information regarding the Company’s use of derivatives.

Investments in Subsidiaries, Controlled and Affiliated Entities

The Company’s investments in subsidiaries, controlled and affiliated entities (SCAs) are reported in the statements of financial position using the equity method of accounting based on the Company’s share of the underlying entities’ audited GAAP-basis equity. At December 31, 2018 and 2017, the value of wholly-owned SCA investments were as follows:

	December 31, 2018			December 31, 2017

	Investment in SCA	Nonadmitted Asset	Statement Value	Investment in SCA	Nonadmitted Asset	Statement Value
	(in millions)			(in millions)

NM Wealth Management Company	$172	$-	$172	$154	$-	$154
NM Capital, Limited	-	-	-	2	2	-
Bradford, Inc.	1	1	-	1	1	-

Total common stock SCAs [1]	173	1	172	157	3	154

NML Securities Holdings, LLC	5,714	-	5,714	4,861	-	4,861
NML Real Estate Holdings, LLC	1,803	-	1,803	1,355	-	1,355
NM Investment Holdings, LLC	1,286	-	1,286	1,251	-	1,251
NM Pebble Valley, LLC	204	-	204	160	-	160
NM Investment Services, LLC	110	-	110	153	-	153
NM GP Holdings, LLC	59	3	56	63	9	54
NM Investment Management Company, LLC	42	42	-	44	44	-
Mason Street Advisors, LLC	35	35	-	30	30	-
NM QOZ FUND, LLC	16	9	7	-	-	-
NM-SAS, LLC	4	-	4	-	-	-
NM Career Distribution Holdings, LLC	2	2	-	-	-	-
GRO-SUB, LLC	1	1	-	1	1	-
GRO, LLC	1	1	-	1	1	-
NM Planning, LLC	-	-	-	136	136	-

Total other investment SCAs [2]	9,277	93	9,184	8,055	221	7,834

Total investments in SCAs	$9,450	$94	$9,356	$8,212	$224	$7,988

1 Reported in common and preferred stocks in the statements of financial position.

2 Reported in other investments in the statements of financial position.

Investment filings for all common stock SCAs were submitted to the NAIC during 2018. In all cases, the NAIC accepted the statement value.

The Northwestern Mutual Life Insurance Company

Notes to Financial Statements

December 31, 2018, 2017 and 2016

Net Investment Income

The sources of net investment income for the years ended December 31, 2018, 2017 and 2016 were as follows:

	For the years ended December 31,
	2018	2017	2016
		(in millions)

Bonds	$6,020	$5,738	$5,695
Mortgage loans	1,573	1,590	1,592
Common and preferred stocks	210	118	138
Real estate	275	276	277
Other investments	1,184	1,216	1,273
Policy loans	1,164	1,149	1,160
Amortization of IMR	135	162	155

Gross investment income	10,561	10,249	10,290
Less: investment expenses	770	708	685

Net investment income	$9,791	$9,541	$9,605

For the years ended December 31, 2018 and 2017, bond investment income included $42 million and $77 million of prepayment fees, respectively, generated as a result of 83 and 170 securities, respectively, sold, disposed, or otherwise redeemed as a result of a callable feature. Accrued investment income more than ninety days past due is a nonadmitted asset. Changes in the nonadmitted amount are reported as direct adjustments to surplus in the statements of changes in surplus. Accrued investment income that is ultimately deemed uncollectible is included as a reduction of net investment income in the period that such determination is made.

Realized Capital Gains and Losses

Realized capital gains and losses are recognized based upon specific identification of investments sold. Realized capital losses also include valuation adjustments for impairment of bonds, mortgage loans, common and preferred stocks, real estate and other investments that have experienced a decline in fair value that the Company considers to be other-than-temporary. Realized capital gains and losses, as reported in the statements of operations, are net of any capital gains tax (or benefit) and exclude any deferrals to the IMR of interest rate-related capital gains or losses.

The Northwestern Mutual Life Insurance Company

Notes to Financial Statements

December 31, 2018, 2017 and 2016

Realized capital gains and losses for the years ended December 31, 2018, 2017 and 2016 were as follows:

	For the year ended December 31, 2018			For the year ended December 31, 2017			For the year ended December 31, 2016
			Net			Net			Net
			Realized			Realized			Realized
	Realized	Realized	Gains	Realized	Realized	Gains	Realized	Realized	Gains
	Gains	Losses	(Losses)	Gains	Losses	(Losses)	Gains	Losses	(Losses)
	(in millions)			(in millions)			(in millions)

Bonds	$275	$(543)	$(268)	$755	$(543)	$212	$1,352	$(1,109)	$243
Mortgage loans	-	(2)	(2)	2	(5)	(3)	-	(3)	(3)
Common and preferred stocks	538	(147)	391	363	(29)	334	304	(357)	(53)
Real estate	12	(13)	(1)	101	-	101	96	(53)	43
Other investments	699	(952)	(253)	692	(786)	(94)	575	(722)	(147)

Subtotal	$1,524	$(1,657)	(133)	$1,913	$(1,363)	550	$2,327	$(2,244)	83

Less: IMR net gains (losses) before taxes			(245)			389			415
Less: Capital gains tax (benefit) expense			88			68			(117)

Net realized capital gains (losses)			$24			$93			$(215)

Realized capital gains and losses are generally the result of normal investment trading activity. Proceeds from the sale of bonds totaled $22 billion, $31 billion, and $32 billion for the years ended December 31, 2018, 2017 and 2016, respectively.

On a quarterly basis, the Company performs a review of bonds, mortgage loans, common and preferred stocks, real estate and other investments to identify investments that have experienced a decline in fair value that is considered to be other-than-temporary. Factors considered include the duration and extent to which fair value was less than cost, the financial condition and near-term financial prospects of the issuer and the Company’s ability and intent to hold the investment for a period of time sufficient to allow for an anticipated recovery in value. If the decline in an investment’s fair value is considered to be other-than-temporary, the statement value of the investment is generally written down to fair value and a realized capital loss is reported.

For fixed income investments, the review focuses on the issuer’s ability to remit all contractual interest and principal payments and the Company’s ability and intent to hold the investment until the earlier of a recovery in value or maturity. The Company’s intent and ability to hold an investment takes into consideration broad portfolio management parameters such as expected net cash flows and liquidity targets, asset/liability duration management and issuer and industry sector credit exposures. Mortgage loans considered to have experienced an other-than-temporary decline in value are written down to net realizable value based on the appraised value of the collateral property.

For equity securities, greater weight and consideration is given to the duration and extent of the decline in fair value and the likelihood that the fair value of the security will recover in the foreseeable future. A real estate equity investment is evaluated for an other-than-temporary impairment when the fair value of the property is lower than its depreciated cost.

For real estate and other investments that represent ownership interests in partnerships, JVs and LLCs, the review focuses on the likelihood that the Company will ultimately recover its initial investment, adjusted

The Northwestern Mutual Life Insurance Company

Notes to Financial Statements

December 31, 2018, 2017 and 2016

for its share of subsequent net earnings and/or distributions. The Company’s review of securities partnerships will generally defer to GAAP-basis impairment reviews performed by the general partner absent compelling evidence of a permanent impairment of the Company’s partnership interest.

Realized capital losses related to declines in fair value of investments that were considered to be other-than-temporary for the years ended December 31, 2018, 2017 and 2016 were as follows:

	For the years ended December 31,
	2018	2017	2016
Bonds, common and preferred stocks:	(in millions)
Structured securities	$(1)	$(1)	$(54)
Financial services	(1)	(1)	(17)
Consumer discretionary	-	(63)	(14)
Industrials	(35)	(53)	(9)
Energy	(2)	(39)	(20)
Basic materials	-	(7)	(39)

Subtotal	(39)	(164)	(153)

Real estate	(13)	-	(52)

Other investments:
Real estate JVs	-	(27)	(4)
Securities partnerships	(44)	(53)	(61)
Energy and transportation	(22)	-	(5)

Subtotal	(66)	(80)	(70)

Total	$(118)	$(244)	$(275)

In addition to the realized capital losses above, $22 million, $30 million and $60 million of other-than-temporary impairments were recorded by the Company’s unconsolidated non-insurance subsidiaries for the years ended December 31, 2018, 2017 and 2016, respectively. The decline in the Company’s equity in these subsidiaries resulting from these impairments is reported in changes in net unrealized capital gains and losses in the statements of changes in surplus.

At December 31, 2018, the Company held structured securities with aggregate statement values and fair values of $7 million and $13 million, respectively, for which other-than-temporary impairments had been recognized. Other-than-temporary impairments on loan-backed and structured securities for the years ended December 31, 2018, 2017 and 2016, including the circumstances of the adjustment, were as follows:

	For the years ended December 31,
	2018	2017	2016
	(in millions)
Intent to sell	$-	$-	$-
Present value of cash flows expected to be collected is less than amortized cost basis	(1)	(1)	(54)

Total	$(1)	$(1)	$(54)

Unrealized Capital Gains and Losses

Unrealized capital gains and losses include changes in the fair value of common and some preferred stocks, other investments and currency translation adjustments on foreign-denominated bonds and mortgage loans and are reported net of any related changes in deferred taxes in the statements of changes in surplus. Changes in the Company’s equity-method share of the undistributed earnings of partnerships, JVs, LLCs and unconsolidated subsidiaries are also reported as changes in unrealized capital gains and losses. The

The Northwestern Mutual Life Insurance Company

Notes to Financial Statements

December 31, 2018, 2017 and 2016

Company’s share of the earnings or losses of these investments is reported as a change in unrealized capital gains and losses when earned under the equity method of accounting. If net earnings are distributed to the Company in the form of dividends, net investment income is recognized in the amount of the distribution and the previously unrealized net capital gains are reversed.

Changes in net unrealized capital gains and losses for the years ended December 31, 2018, 2017 and 2016 were as follows:

	For the years ended December 31,
	2018	2017	2016
	(in millions)
Bonds	$(376)	$564	$(313)
Mortgage loans	(10)	13	9
Common and preferred stocks	(653)	529	348
Other investments	833	(230)	(267)

Subtotal	(206)	876	(223)
Change in deferred taxes	80	(54)	(103)

Change in net unrealized capital gains and losses	$(126)	$822	$(326)

Changes in net unrealized capital gains and losses for the years ended December 31, 2018, 2017 and 2016 included the reversal of previously unrealized capital gains of $(602) million, $(489) million and $(787) million, respectively, related to distributions of accumulated net earnings made to the Company from unconsolidated non-insurance subsidiaries.

The amortized cost and fair value of bonds and common and preferred stocks for which fair value declined and remained below cost at December 31, 2018 and 2017 were as follows:

	December 31, 2018
	Decline For Less Than 12 Months			Decline For Greater Than 12 Months

	Amortized Cost	Fair Value	Difference	Amortized Cost	Fair Value	Difference
	(in millions)

Bonds	$53,896	$51,789	$(2,107)	$56,888	$54,284	$(2,604)
Common and preferred stocks	2,609	2,267	(342)	265	192	(73)

Total	$56,505	$54,056	$(2,449)	$57,153	$54,476	$(2,677)

	December 31, 2017
	Decline For Less Than 12 Months			Decline For Greater Than 12 Months

	Amortized Cost	Fair Value	Difference	Amortized Cost	Fair Value	Difference
	(in millions)

Bonds	$27,285	$27,056	$(229)	$21,623	$20,976	$(647)
Common and preferred stocks	633	571	(62)	157	138	(19)

Total	$27,918	$27,627	$(291)	$21,780	$21,114	$(666)

The Northwestern Mutual Life Insurance Company

Notes to Financial Statements

December 31, 2018, 2017 and 2016

All of these bonds were current on contractual interest and principal payments at December 31, 2018. Based on the results of the impairment review process described above, the Company considers these declines in fair value to be temporary based on current facts and circumstances.

At December 31, 2018 and 2017, unrealized capital losses on structured securities in a loss position for greater than 12 months were $856 million and $319 million, respectively, while unrealized capital losses on structured securities in a loss position for less than 12 months were $60 million and $66 million, respectively.

For securities without a full SVO credit analysis performed, the statutory basis of accounting allows the Company to assign a NAIC designation of 5* to such securities for reporting purposes. At December 31, 2018 and 2017, the statement and fair values of NAIC 5* securities were as follows:

	December 31,
	2018			2017

	Number of Securities	Statement Value	Fair Value	Number of Securities	Statement Value	Fair Value
	($ in millions)
Bonds	60	$1,587	$1,519	57	$1,399	$1,430
Loan-backed and structured securities	3	-	-	5	1	1
Preferred stock	7	74	80	6	90	96

Total	70	$1,661	$1,599	68	$1,490	$1,527

Securities Lending

The Company participates in securities lending programs whereby general account investment securities are loaned to third parties, primarily major brokerage firms. These lending programs are intended to enhance the yield of the Company’s investment portfolio.

There were no securities on loan at December 31, 2018. At December 31, 2017, the aggregate statement value of general account loaned securities was $890 million and reported as other liabilities on the statements of financial position. The aggregate fair value of loaned securities was $894 million at December 31, 2017. All of the securities on loan at December 31 2017, were bonds and were loaned with open terms. There were no securities on loan within the separate accounts at either December 31, 2018 or 2017.

The Company manages counterparty and other risks associated with its securities lending program by adhering to guidelines that require counterparties to provide the Company with cash or other high-quality collateral of no less than 102% of the fair value of the securities on loan plus accrued interest and by setting conservative standards for the Company’s reinvestment of cash collateral received. At December 31, 2017, reinvested securities lending collateral held by the Company was $920 million, which is reported at amortized cost.

The Northwestern Mutual Life Insurance Company

Notes to Financial Statements

December 31, 2018, 2017 and 2016

The amortized cost, fair value and remaining term to maturity of reinvested securities lending collateral held by the Company at December 31, 2017 were as follows:

	December 31, 2017
	Amortized Cost	Fair Value
	(in millions)

30 days or less	$477	$477
31-60 days	100	100
61-90 days	53	53
91-120 days	-	-
121-180 days	75	75
181-365 days	100	100
1-2 years	115	116

Total	$920	$921

At December 31, 2017, the statement of financial position included $374 million in bonds and $546 million in cash and short-term investments related to these collateral assets.

Repurchase Agreements

During 2018, the Company began participating in a bilateral repurchase program with U.S. domiciled unaffiliated third parties. The agreements under this program require the Company to sell securities and simultaneously agree to repurchase the same (or substantially the same) securities prior to the securities reaching their maturity. These repurchase agreements are intended to enhance the yield of the Company’s investment portfolio. The agreements are accounted for as collateralized borrowings with the transferred security proceeds recorded as other liabilities in the statements of financial position while the underlying securities continue to be recorded as investments by the Company. Investment earnings are recorded as net investment income and the difference between the transferred security proceeds and the amount at which the securities will be subsequently reacquired is amortized into net investment income as interest expense in the statements of operations.

The Company manages counterparty and other risks associated with its repurchase program by adhering to guidelines that require counterparties to provide the Company with cash or other high-quality collateral of no less than 98% of the fair value of the securities on loan plus accrued interest and by setting conservative standards for the Company’s reinvestment of cash collateral received. At December 31, 2018, the liability to return the repurchase agreement cash collateral was $1.8 billion and is reported as other liabilities in the statements of financial position.

During 2018, cash collateral received, and the corresponding liability to return that collateral, had the following characteristics:

For the quarter ended:	Minimum Balance	Maximum Balance	Average Daily Balance	Ending Balance
	(in millions)
March 31, 2018	$242	$485	$405	$485
June 30, 2018	$485	$1,514	$1,082	$1,449
September 30, 2018	$1,431	$1,519	$1,464	$1,435
December 31, 2018	$1,430	$1,763	$1,501	$1,763

The Northwestern Mutual Life Insurance Company

Notes to Financial Statements

December 31, 2018, 2017 and 2016

During 2018, securities sold under repurchase agreements included the following characteristics:

	Minimum Balance	Maximum Balance	Average Daily Balance	Ending Balance	Ending Balance
For the quarter ended:	(Fair Value)	(Fair Value)	(Fair Value)	(Fair Value)	(Statement Value)
	(in millions)
March 31, 2018	$242	$485	$405	$492	$498

June 30, 2018	$492	$1,514	$1,082	$1,468	$1,396

September 30, 2018	$1,431	$1,519	$1,464	$1,456	$1,397

December 31, 2018	$1,430	$1,763	$1,501	$1,787	$1,696

The repurchase agreements have overnight contractual maturities. Securities sold under the repurchase agreements were all U.S. Treasury securities with a NAIC rating of 1.

The amortized cost, fair value and remaining term to maturity of reinvested repurchase agreement collateral held by the Company at December 31, 2018 was as follows:

	December 31, 2018
	Amortized Cost	Fair Value
	(in millions)
30 days or less	$579	$579
31-60 days	215	215
61-90 days	199	199
91-120 days	73	73
121-180 days	355	355
181-365 days	46	46
1-2 years	253	252
2-3 years	-	-
Over 3 years	35	34

Total	$1,755	$1,753

If the securities sold under the repurchase agreements or the reinvested collateral become less liquid, the Company has the liquidity resources within its general account available to meet any potential cash demands when securities are required to be repurchased.

Restricted Assets

Certain of the Company’s investments are either pledged as collateral or are otherwise held beyond the exclusive control of the Company (“restricted assets”). These restrictions are generally the result of collateral support agreements with counterparties in connection with repurchase agreements, securities lending and derivative transactions.

At December 31, 2018 and 2017, collateral held by counterparties was primarily in the form of cash, short-term investments and bonds, including U.S. Government securities. See Note 4 for more information regarding the Company’s derivative portfolio.

The Northwestern Mutual Life Insurance Company

Notes to Financial Statements

December 31, 2018, 2017 and 2016

The statement value of restricted assets at December 31, 2018 and 2017, summarized by type of restriction, was as follows:

	December 31,
	2018	2017
	(in millions)

Loaned securities - repurchase agreements	$1,696	$-
Loaned securities - securities lending	-	890
Derivative transactions	48	46
Securities on deposit with states	4	4

Total restricted assets	$1,748	$940

Collateral Assets Received

The statement and fair values of collateral received at December 31, 2018 and 2017 were as follows:

	December 31,		December 31,
	2018		2017
	Statement Value	Fair Value	Statement Value	Fair Value
	(in millions)
Repurchase agreement collateral	$1,763	$1,763	$-	$-
Derivative collateral	510	510	138	138
Mortgage loan escrow	58	58	51	51
Real estate escrow and security deposits	6	6	8	8
Security lending collateral	-	-	915	915

Total collateral assets	$2,337	$2,337	$1,112	$1,112

At December 31, 2018 and 2017, derivative collateral received included $0.5 million and $13 million, respectively, related to separate accounts and the obligation to return this collateral is reported in separate account liabilities in the statements of financial position. The obligation to return all other collateral received is reported as other liabilities in the statements of financial position.

4.	Derivative Financial Instruments

The Company enters into derivative transactions, generally to mitigate the risk to its assets, liabilities and surplus from fluctuations in interest rates, foreign currency exchange rates, credit conditions and other market risks. Derivatives may be exchange traded, cleared, or executed in the over-the-counter market. A majority of the Company’s over-the-counter derivatives are bilateral contracts between two counterparties. The Company’s remaining over-the-counter derivatives are cleared and settled through central clearing exchanges.

Derivatives that are designated as hedges for accounting purposes and meet the qualifications for statutory hedge accounting are reported on a basis consistent with the asset or liability being hedged (i.e., at amortized cost or fair value). Derivatives that are used to mitigate risk but are not designated as hedges for accounting purposes or otherwise do not meet the qualifications for statutory hedge accounting are reported at fair value.

To qualify for hedge accounting, the hedge relationship must be designated and formally documented at

The Northwestern Mutual Life Insurance Company

Notes to Financial Statements

December 31, 2018, 2017 and 2016

inception. This documentation details the risk management objective and strategy for the hedge, the derivative used in the hedge and the methodology for assessing hedge effectiveness. The hedge must also be “highly effective,” with an assessment of its effectiveness performed both at inception and on an ongoing basis over the life of the hedge.

The Company may also use derivatives for income generation purposes. These instruments are reported on a basis consistent with the accounting treatment that would be used for the covering asset or underlying interest to which the derivative relates (i.e., at amortized cost or fair value). The premium received by the Company at the inception of the contract is deferred until the contract matures or is exercised by the counterparty or amortized over the life of the contract if the term of the derivative is greater than one year.

The fair value of derivative instruments is based on quoted market prices when available. In the absence of quoted market prices, fair value is estimated using industry-standard models utilizing market observable inputs.

Derivative transactions expose the Company to the risk that a counterparty may not be able to fulfill its obligations under the contract. The Company manages this risk by dealing only with counterparties that maintain a minimum credit rating, by performing ongoing review of counterparties’ credit standing and by adhering to established limits for credit exposure to any single counterparty. The Company also utilizes collateral support arrangements that require the daily exchange of collateral assets if counterparty credit exposure exceeds certain limits. The Company does not offset the statement values for derivatives executed with the same counterparty, even if a master netting arrangement is in place. The Company also does not offset the right to claim collateral against the obligation to return such collateral.

The Company held $510 million and $138 million of cash collateral under its derivative collateral support arrangements at December 31, 2018 and 2017, respectively, including less than $1 million and $13 million, respectively, of derivative collateral related to the separate accounts. The collateral held in the general account is reported as cash and short-term investments in the statements of financial position, while the Company’s obligation to return the collateral is reported as other liabilities. The collateral asset and related liability for collateral held by the separate accounts is reported in the separate account assets and liabilities, respectively, in the statements of financial position. The Company also held bond collateral with a fair value of $5 million at December 31, 2018 and none at December 31, 2017. Bonds held as collateral are not reported in the statements of financial position.

The Company posted $35 million and $26 million of bond collateral under futures agreements at December 31, 2018 and 2017, respectively, including $11 million and $12 million, respectively, of derivative collateral related to the separate accounts. The Company also posted $13 million and $20 million of bond collateral related to cleared derivative contracts at December 31, 2018 and 2017, respectively. Bonds posted as collateral are reported as bonds and cash posted as collateral is reported as a receivable included in other investments in the statements of financial position.

The Company has no embedded credit derivatives that expose it to the possibility of being required to make future payments.

Hedging - Designated as Hedging Instruments

The Company designates and accounts for the following derivative types as cash flow hedges, with the related derivative instrument reported at amortized cost in the statements of financial position. No component of these derivatives’ economic gain or loss was excluded from the assessment of hedge effectiveness.

Interest rate floors are used to mitigate the asset/liability management risk of a significant and sustained decrease in interest rates for certain of the Company’s insurance products. Interest rate floors entitle the Company to receive payments from a counterparty if market interest rates decline below a specified level.

The Northwestern Mutual Life Insurance Company

Notes to Financial Statements

December 31, 2018, 2017 and 2016

Amounts received on these contracts are reported as net investment income.

Interest rate swaps are used to mitigate interest rate risk for investments in variable interest rate and fixed interest rate bonds over a period of up to 12 years. Interest rate swaps obligate the Company and a counterparty to exchange amounts based on the difference between a variable interest rate index and a specified fixed rate of interest applied to the notional amount of the contract. Amounts received or paid on these contracts are reported as net investment income.

Foreign currency swaps are used to mitigate the foreign exchange risk for investments in bonds and mortgage loans denominated in foreign currencies over a period of up to 30 years. Foreign currency swaps obligate the Company and a counterparty to exchange the foreign currency-denominated interest and principal payments receivable on foreign bonds and mortgage loans for U.S. dollar-denominated payments based on currency exchange rates specified at trade inception. Foreign exchange gains or losses on these contracts are reported as a change in unrealized capital gains or losses until the maturity or termination of the contract, at which time a realized capital gain or loss is recognized. Amounts received or paid on these contracts are reported as net investment income.

Hedging - Not Designated as Hedging Instruments

The Company enters into other derivative transactions that mitigate economic risks but are not designated as a hedge for accounting purposes or otherwise do not qualify for statutory hedge accounting. These instruments are reported in the statements of financial position at fair value. Changes in the fair value of these instruments are reported as a change in unrealized capital gains or losses until the maturity or termination of the contract, at which time a realized capital gain or loss is recognized.

Interest rate caps and floors are used to mitigate the risk of a significant and sustained increase or decrease in interest rates for certain of the Company’s debt instruments and insurance and annuity products. Interest rate caps and floors entitle the Company to pay or receive payments from a counterparty if market interest rates rise above or decline below a specified level. Amounts paid or received on these contracts are reported as net investment income.

Interest rate swaps are used to mitigate interest rate risk for investments in variable interest rate and fixed interest rate bonds over a period of up to 10 years. Interest rate swaps obligate the Company and a counterparty to exchange amounts based on the difference between a variable interest rate index and a specified fixed rate of interest applied to the notional amount of the contract. Amounts received or paid on these contracts are reported as net investment income.

Swaptions are used to mitigate the asset/liability management risk of a significant and sustained increase in interest rates for certain of the Company’s insurance products. Swaptions provide the Company an option to enter into an interest rate swap with a counterparty on specified terms.

Fixed income futures are used to mitigate interest rate risk for investments in portfolios of fixed income securities. Fixed income futures obligate the Company to sell to or buy from a counterparty a specified number of contracts at a specified price at a future date.

Fixed income forwards are used to gain exposure to the investment risk and return of mortgage-backed securities by utilizing “to-be-announced” (TBA) forward contracts. The Company also uses TBA forward contracts to hedge interest rate risk and participate in the mortgage-backed securities market in an efficient and cost-effective way. Additionally, pursuant to the Company’s mortgage dollar roll program, TBAs or mortgage-backed securities are transferred to counterparties with a corresponding agreement to purchase a substantially similar security for later settlement. These transactions do not qualify as secured borrowings and are accounted for as derivatives.

The Northwestern Mutual Life Insurance Company

Notes to Financial Statements

December 31, 2018, 2017 and 2016

Foreign currency forwards are used to mitigate the foreign exchange risk for investments in bonds denominated in foreign currencies or common stock or other equity investments in companies operating in foreign countries. Foreign currency forwards obligate the Company to pay to or receive from a counterparty a specified amount of a foreign currency at a future date.

Foreign currency swaps are used to mitigate the foreign exchange risk for investments in bonds denominated in foreign currencies over a period of up to 11 years. Foreign currency swaps obligate the Company and a counterparty to exchange the foreign currency-denominated interest and principal payments receivable on foreign bonds and mortgage loans for U.S. dollar-denominated payments based on currency exchange rates specified at trade inception. Foreign exchange gains or losses on these contracts are reported as a change in unrealized capital gains or losses until the maturity or termination of the contract, at which time a realized capital gain or loss is recognized. Amounts received or paid on these contracts are reported as net investment income.

Equity and fixed income total return swaps are used to mitigate market risk for investments in portfolios of common stocks, other equity securities, and fixed income investments. Total return swaps obligate the Company and a counterparty to exchange amounts based on the difference between the return on a specified security, basket of securities or index and a specified short-term funding rate, typically London Interbank Offered Rate (LIBOR) plus or minus a spread, applied to the notional amount of the contract.

Equity index futures are used to mitigate market risk for investments in portfolios of common stock. Equity index futures obligate the Company to pay to or receive from a counterparty an amount based on a specified equity market index as of a future date applied to the notional amount of the contract.

Warrants are acquired through the purchase of private bonds. Warrants provide the Company the right to purchase an underlying financial instrument at a given price and time. Changes in the value of the underlying financial instrument are reported as a change in unrealized capital gains or losses. When the warrant is exercised, the derivative is terminated, and the current value becomes the basis for the new financial instrument.

Income Generation

Equity options are used to generate income in exchange for potential future gains on a specific common stock owned by the Company. For written call options the Company receives a cash premium at the inception of the contract, and the counterparty has the right (but not the obligation) to purchase the underlying security from the Company at a specified price at any time during the term of the contract. For purchased put options the Company pays a cash premium at the inception of the contract and has the right (but not the obligation) to sell the underlying security at a specified price at any time during the term of the contract. Equity options are reported at fair value, with changes in fair value reported as a change in unrealized capital gains or losses until the contracts mature or are exercised, at which time a realized capital gain or loss is recognized. The Company did not have any open equity option contracts as of December 31, 2018 and 2017.

The Northwestern Mutual Life Insurance Company

Notes to Financial Statements

December 31, 2018, 2017 and 2016

The effects of the Company’s use of derivative instruments on the statements of financial position at December 31, 2018 and 2017 were as follows:

	December 31, 2018
	Notional	Statement Value		Fair Value
	Amount	Assets	Liabilities	Assets	Liabilities
	(in millions)
Derivatives designated as hedging instruments:
Interest rate contracts:
Interest rate floors	$600	$3	$-	$22	$-
Interest rate swaps	56	-	-	1	(1)
Foreign exchange contracts:
Foreign currency swaps	8,671	567	(80)	522	(163)

Derivatives not designated as hedging instruments:
Interest rate contracts:
Interest rate caps	807	5	-	5	-
Interest rate floors	1,026	18	(1)	18	(1)
Interest rate swaps	500	11	-	11	-
Swaptions	3,385	63	-	63	-
Fixed income futures	2,670	-	-	-	-
Fixed income forwards	25	-	-	-	-
Foreign exchange contracts:
Foreign currency forwards	466	4	(1)	4	(1)
Foreign currency swaps	89	8	(2)	8	(2)
Equity contracts:
Equity total return swaps	-	-	-	-	-
Equity index futures	-	-	-	-	-
Fixed contracts:
Fixed income total return swaps	-	-	-	-	-
Warrants	1	16	-	16	-

Income generation:
Equity options	-	-	-	-	-

Total derivatives		$695	$(84)	$670	$(168)

The Northwestern Mutual Life Insurance Company

Notes to Financial Statements

December 31, 2018, 2017 and 2016

	December 31, 2017
	Notional	Statement Value		Fair Value
	Amount	Assets	Liabilities	Assets	Liabilities
	(in millions)
Derivatives designated as hedging instruments:
Interest rate contracts:
Interest rate floors	$600	$4	$-	$36	$-
Interest rate swaps	25	-	-	-	-
Foreign exchange contracts:
Foreign currency swaps	6,987	335	(222)	236	(355)

Derivatives not designated as hedging instruments:
Interest rate contracts:
Interest rate caps	789	6	-	6	-
Interest rate floors	200	18	-	18	-
Interest rate swaps	800	4	-	4	-
Swaptions	3,390	57	-	57	-
Fixed income futures	622	-	-	-	-
Fixed income forwards	2,039	4	-	4	-
Foreign exchange contracts:
Foreign currency forwards	955	6	(16)	6	(16)
Foreign currency swaps	-	-	-	-	-
Equity contracts:
Equity total return swaps	-	-	-	-	-
Equity index futures	-	-	-	-	-
Fixed contracts:
Fixed income total return swaps	-	-	-	-	-
Warrants	-	-	-	-	-

Income generation:
Equity options	-	-	-	-	-

Total derivatives		$434	$(238)	$367	$(371)

The notional amounts shown above are used to denominate the derivative contracts and do not represent amounts exchanged between the Company and the derivative counterparties. Derivative instruments are reported as other investments or other liabilities in the statements of financial position.

The Northwestern Mutual Life Insurance Company

Notes to Financial Statements

December 31, 2018, 2017 and 2016

The effects of the Company’s use of derivative instruments on the statements of operations and changes in surplus for the years ended December 31, 2018, 2017 and 2016 were as follows:

	For the year ended December 31, 2018

	Change in Net Unrealized Capital Gains (Losses)	Net Realized Capital Gains (Losses)	Net Investment Income

	(in millions)
Derivatives designated as hedging instruments:
Interest rate contracts:
Interest rate floors	$-	$-	$6
Interest rate swaps	-	-	-
Foreign exchange contracts:
Foreign currency swaps	376	30	107
Derivatives not designated as hedging instruments:
Interest rate contracts:
Interest rate caps	-	-	(2)
Interest rate floors	(1)	-	-
Interest rate swaps	7	12	(1)
Swaptions	8	-	(9)
Fixed income futures	(9)	(32)	-
Fixed income forwards	(4)	(8)	-
Foreign exchange contracts:
Foreign currency forwards	12	24	-
Foreign currency swaps	5	-	-
Equity contracts:
Equity total return swaps	-	-	-
Equity index futures	-	-	-
Fixed contracts:
Fixed income total return swaps	-	-	-
Warrants	16	-	-
Income generation:
Equity options	-	-	-

Total derivatives	$410	$26	$101

The Northwestern Mutual Life Insurance Company

Notes to Financial Statements

December 31, 2018, 2017 and 2016

	For the year ended December 31, 2017

	Change in Net Unrealized Capital Gains (Losses)	Net Realized Capital Gains (Losses)	Net Investment Income
	(in millions)
Derivatives designated as hedging instruments:
Interest rate contracts:
Interest rate floors	$-	$-	$12
Interest rate swaps	-	-	2
Foreign exchange contracts:
Foreign currency swaps	(522)	24	69

Derivatives not designated as hedging instruments:
Interest rate contracts:
Interest rate caps	(6)	-	(1)
Interest rate floors	1	-	-
Interest rate swaps	4	-	(8)
Swaptions	(28)	-	(9)
Fixed income futures	(4)	10	-
Fixed income forwards	(1)	6	-
Foreign exchange contracts:
Foreign currency forwards	(21)	(26)	-
Foreign currency swaps	-	-	-
Equity contracts:
Equity total return swaps	1	(5)	-
Equity index futures	1	1	-
Fixed contracts:
Fixed income total return swaps	-	1	-
Warrants	-	-	-

Income generation:
Equity options	-	-	-

Total derivatives	$(575)	$11	$65

The Northwestern Mutual Life Insurance Company

Summary Investment Schedule

December 31, 2018

	For the year ended December 31, 2016

	Change in Net Unrealized Capital Gains (Losses)	Net Realized Capital Gains (Losses)	Net Investment Income
	(in millions)
Derivatives designated as hedging instruments:
Interest rate contracts:
Interest rate floors	$-	$-	$16
Interest rate swaps	-	-	3
Foreign exchange contracts:
Foreign currency swaps	277	29	50

Derivatives not designated as hedging instruments:
Interest rate contracts:
Interest rate caps	2	-	(1)
Interest rate floors	1	-	-
Interest rate swaps	7	-	(12)
Swaptions	16	(1)	(9)
Fixed income futures	-	(4)	-
Fixed income forwards	5	(5)	-
Foreign exchange contracts:
Foreign currency forwards	10	(7)	-
Foreign currency swaps	-	-	-
Equity contracts:
Equity total return swaps	7	(37)	-
Equity index futures	(1)	13	-
Fixed contracts:
Fixed income total return swaps	-	-	2
Warrants	-	-	-
Income generation:
Equity options	-	(2)	-

Total derivatives	$324	$(14)	$49

Changes in net unrealized gains or losses resulting from derivatives that no longer qualify for hedge accounting were $5 million for the year ended December 31, 2018 and $0 for both of the years ended December 31, 2017 and 2016.

The Northwestern Mutual Life Insurance Company

Notes to Financial Statements

December 31, 2018, 2017 and 2016

5.	Reserves for Policy Benefits

General account reserves for policy benefits at December 31, 2018 and 2017 were as follows:

	December 31,
	2018	2017
	(in millions)
Life insurance reserves	$177,842	$171,792
Annuity reserves	9,979	9,208
Deposit funds	3,307	3,266
Disability and long-term care unpaid claims and claim reserves	5,012	4,939
Disability and long-term care active life reserves	6,676	6,074

Total reserves for policy benefits	$202,816	$195,279

See Note 9 for more information regarding the Company’s use of reinsurance and the related impact on policy benefit reserves.

Life Insurance Reserves

Policy and contract reserves are determined in accordance with standard valuation methods approved by the OCI and are computed in accordance with standard actuarial methodology based on the Commissioners’ Reserve Valuation Method (CRVM) or the net level premium method. The reserves are based on assumptions for interest, mortality and other risks insured.

Tabular cost has been determined from the basic data for the calculation of policy reserves. Tabular cost less actual reserves released has been determined from the basic data for the calculation of reserves and reserves released. Tabular interest has been determined from the basic data for the calculation of policy reserves. Tabular interest on funds not involving life contingencies is calculated as the product of the valuation interest rate times the mean of the amount of funds subject to such rate held at the beginning and end of the year of valuation.

As of December 31, 2018, the Company had $1.8 trillion of total life insurance in force, including $28.1 billion of life insurance in force for which gross premiums were less than net premiums according to the standard valuation methods and assumptions prescribed by the OCI. Gross premiums are calculated using mortality tables that reflect both the Company’s actual experience and the potential transfer of risk to reinsurers. Net premiums are determined in the calculation of statutory reserves, which must be based on industry-standard mortality tables.

Additional premiums or charges are assessed for substandard lives on policies issued after January 1, 1956. Net level premium or CRVM mean reserves for these policies are based on multiples of mortality tables or one-half the net flat or other extra mortality charge. The Company waives deduction of fractional premiums upon death of an insured and returns any portion of the final premium beyond the date of death. Cash values are not promised in excess of the legally computed reserves.

During 2018, the methodology and mortality assumptions used in certain life insurance reserve calculations were reviewed and updated, and the corresponding reserves were reduced by $627 million, net of reinsurance. This was accounted for as a change in valuation basis and is included in other surplus changes in the statements of changes in surplus.

The Northwestern Mutual Life Insurance Company

Notes to Financial Statements

December 31, 2018, 2017 and 2016

Annuity Reserves and Deposit Funds

For annuities and supplementary contracts, policy and contract reserves are calculated using Commissioners’ Annuity Reserve Valuation Method (CARVM), Actuarial Guideline 43 for variable annuity products and Actuarial Guideline 33 for all other products. Other deferred annuity reserves are based on policy value, with additional reserves held to reflect guarantees under these contracts. Immediate annuity reserves are based on the present value of expected benefit payments. Changes in future policy benefit reserves on supplementary contracts and income annuities without life contingencies are deposit-type transactions and are excluded from net additions to policy benefit reserves in the statements of operations.

Deposit funds primarily represent reserves for supplementary contracts and income annuities without life contingencies and amounts left on deposit with the Company by beneficiaries or policyowners. Beneficiaries of the Company’s life insurance policies can choose to receive their death benefit in a single lump sum payment or through a supplementary contract consisting of a series of scheduled payments. If the beneficiary does not affirmatively choose a supplementary contract, the proceeds are automatically paid to the beneficiary in a single lump sum.

Prior to November 1, 2013, beneficiaries of the Company’s life insurance policies also could choose to receive their death benefit by deposit of the proceeds (if $20,000 or more) into an interest-bearing retained asset account (“Northwestern Access Fund”). Funds held on behalf of Northwestern Access Fund account holders are segmented in the Company’s general account and are invested primarily in short-term, liquid investments and high quality corporate bonds. Northwestern Access Fund accounts are credited with interest at short-term market rates, with certain accounts subject to guaranteed minimum crediting rates. The total reserve liability for Northwestern Access Fund account balances held by the Company was $346 million and $369 million at December 31, 2018 and 2017, respectively. Accounts were credited with interest at annual rates ranging from 0.90% to 3.50% and 0.23% to 3.50% during 2018 and 2017, respectively. The crediting interest rates changed 44 times and 32 times during 2018 and 2017, respectively.

At December 31, 2018 and 2017, the withdrawal characteristics of the Company’s general account and separate account annuity reserves and deposit funds were as follows:

	December 31,
	General Account		Separate Accounts		Total
	2018	2017	2018	2017	2018	2017
	(in millions)
Subject to discretionary withdrawal
- with market value adjustment	$232	$276	$-	$-	$232	$276
- at book value less surrender charge of 5% or more	76	74	-	-	76	74
- at fair value	-	-	17,762	19,449	17,762	19,449
- at book value without adjustment	4,957	5,043	-	-	4,957	5,043

Not subject to discretionary withdrawal	8,021	7,081	4,970	5,390	12,991	12,471

Total annuity reserves and deposit funds	$13,286	$12,474	$22,732	$24,839	$36,018	$37,313

The Northwestern Mutual Life Insurance Company

Notes to Financial Statements

December 31, 2018, 2017 and 2016

Disability and Long-Term Care Reserves

Unpaid claims and claim reserves for disability and long-term care policies are based on the present value of expected benefit payments. The changes in reserves for unpaid claims, losses and loss adjustment expenses on disability and long-term care policies for the years ended December 31, 2018 and 2017 were as follows:

	For the years ended December 31,
	2018	2017
	(in millions)

Balance at January 1	$4,939	$4,753
Incurred related to:
Current year	796	793
Prior years	(39)	63

Total incurred	757	856

Paid related to:
Current year	(34)	(33)
Prior years	(650)	(637)

Total paid	(684)	(670)

Balance at December 31	$5,012	$4,939

Changes in reserves for incurred claims related to prior years are generally the result of differences between assumed claim experience at the time reserves were originally estimated and subsequent actual claim experience.

Active life reserves are based on the net level premium method for disability policies issued prior to 1987 and the two-year preliminary term method for those issued after 1987. Active life reserves are mean reserves for disability policies issued through 2000 and mid-terminal plus unearned premium reserves for policies issued after 2000.

Active life reserves for long-term care policies consist of mid-terminal reserves and unearned premiums. Mid-terminal reserves are based on the one-year preliminary term method and industry-based morbidity experience.

Additional Actuarial Reserves

Each year, the Company must perform asset adequacy testing (AAT) to demonstrate that reserves make adequate provision for the anticipated cash flows required by contractual obligations and related expenses, in light of assets held for the reserves. Asset adequacy testing is performed in accordance with presently accepted actuarial standards and must include assumptions necessary to determine the adequacy of reserves under moderately adverse conditions. At December 31, 2018 and 2017, reserves required as a result of AAT were as follows:

	December 31,
	2018	2017
	(in millions)

Annuities and deposit funds	$140	$155
Life insurance	2	2

Total reserves	$142	$157

The Northwestern Mutual Life Insurance Company

Notes to Financial Statements

December 31, 2018, 2017 and 2016

Statutory Minimum Reserves

The Company has the option to establish reserves for policy benefits using a standard of valuation that produces higher reserves than those calculated according to the minimum standard provided in the statutory regulations. For contracts issued January 1, 2001 and later, excess reserves over the statutory minimums were $507 million and $433 million at December 31, 2018 and 2017, respectively.

6.	Premium and Annuity Considerations Deferred and Uncollected

Gross deferred and uncollected insurance premiums represent life insurance premiums due to be received from policyowners through the next respective policy anniversary dates. Net deferred and uncollected premiums represent only the portion of gross premiums related to mortality charges and interest and are reported in deferred premium and other assets in the statements of financial position.

Deferred and uncollected premiums at December 31, 2018 and 2017 were as follows:

	December 31, 2018		December 31, 2017
	Gross	Net	Gross	Net
	(in millions)

Ordinary new business	$244	$88	$249	$90
Ordinary renewal	2,740	2,205	2,674	2,171

Total deferred and uncollected premiums	$2,984	$2,293	$2,923	$2,261

7.	Separate Accounts

Separate account liabilities by withdrawal characteristic at December 31, 2018 and 2017 were as follows:

	Variable Life		Variable Annuities		Total
	December 31,
	2018	2017	2018	2017	2018	2017
	(in millions)		(in millions)		(in millions)

Subject to discretionary withdrawal	$6,828	$7,514	$17,762	$19,449	$24,590	$26,963
Not subject to discretionary withdrawal	-	-	4,970	5,390	4,970	5,390

Total separate account reserves	$6,828	$7,514	$22,732	$24,839	29,560	32,353

Non-policy liabilities					157	109

Total separate account liabilities					$29,717	$32,462

While separate account liability values are not guaranteed by the Company, variable annuity and variable life insurance products do include guaranteed minimum death benefits (GMDB) underwritten by the Company. The maximum potential cost of these guarantees at December 31, 2018 and 2017 was $165 million and $31 million, respectively, which represents the aggregate difference between guaranteed values and otherwise available values for all variable products for which the guaranteed value was greater at the respective reporting dates. These benefits are only available upon the death of the annuitant or insured, and reserves for these benefits are based upon NAIC-prescribed actuarial methods that take into account, among other factors, the likelihood of death based on standard mortality tables. General account reserves for policy benefits included $6 million and $5 million attributable to GMDB at December 31, 2018 and 2017, respectively.

Premiums and other considerations received from variable annuity and variable life insurance policyowners were $1.6 billion and $1.7 billion for the years ended December 31, 2018 and 2017, respectively. These amounts are reported as premiums in the statements of operations. The subsequent

The Northwestern Mutual Life Insurance Company

Notes to Financial Statements

December 31, 2018, 2017 and 2016

transfer of these premiums to the separate accounts, net of amounts received from the separate accounts to provide for policy benefit payments to variable product policyowners, is reported as net transfers to separate accounts in the statements of operations.

Following are amounts reported as transfers to and from separate accounts in the summary of operations of the Company’s Separate Account Annual Statement, which agree with the amounts reported as net transfers to (from) separate accounts in the statements of operations for the years ended December 31, 2018, 2017 and 2016.

	For the years ended December 31,
	2018	2017	2016
	(in millions)
From Separate Account Annual Statement:
Transfers to separate accounts	$1,696	$1,726	$1,714
Transfers from separate accounts	(2,193)	(1,955)	(1,832)

Net transfers to (from) separate accounts	$(497)	$(229)	$(118)

8.	Employee and Financial Representative Benefit Plans

The Company provides defined pension benefits for all eligible employees and financial representatives. This includes sponsorship of noncontributory defined benefit pension plans that are “qualified” under the terms of the Employee Retirement Income Security Act (ERISA) and the Internal Revenue Code (“Code”), as well as “nonqualified” plans that provide benefits to certain participants in excess of limits set by ERISA and the Code for the qualified plans. The Company’s funding policy for the qualified plans is to make annual contributions that are no less than the minimum amount needed to comply with the requirements of ERISA and no greater than the maximum amount deductible for federal income tax purposes. The Company made no contributions to the qualified retirement plans during either of the years ended December 31, 2018 and 2017 and does not expect to make a contribution to the plans during 2019.

The Company’s defined benefit pension plan for employees contains two different benefit formulas – a formula based on the final average pay of the participant that was frozen as of December 31, 2013 and one that awards cash balance credits based on each participant’s age and years of service that became effective on January 1, 2014. Benefits accrued under the final average pay formula remain available to participants upon retirement. Accumulated cash balance credits earn interest based on market rates and are subject to a minimum crediting rate.

In addition to defined pension benefits, the Company provides certain health care and life insurance benefits (“postretirement benefits”) to retired employees, retired financial representatives and their eligible dependents. Participants are eligible for retirement health care coverage if they meet eligibility requirements for age and length of service and were either active or retired as of December 31, 2013. Employees or financial representatives hired or contracted after that date are not eligible for coverage under the postretirement health plans.

The Company amended the employee postretirement health plan during 2016 to transition Medicare-eligible retirees and their dependents to health care options provided under an independent third-party health care marketplace (“marketplace”). Retirees and dependents that are not yet Medicare-eligible retain the historical health care benefits offered by the Company. Medicare-eligible retirees and dependents are provided with a pre-funded retiree health reimbursement account and access to third-party advisors to purchase health benefits through the marketplace. Non-Medicare-eligible retirees and dependents are

The Northwestern Mutual Life Insurance Company

Notes to Financial Statements

December 31, 2018, 2017 and 2016

provided premium assistance based on the retirees’ years of service with the Company. The Company pays the entire cost of retiree life insurance coverage.

Benefit Plan Assets

Aggregate plan assets of the defined benefit pension plans and postretirement benefit plans at December 31, 2018 and 2017, and changes in these assets for the years then ended, were as follows:

	Defined Benefit Plans		Postretirement Benefit Plans
	2018	2017	2018	2017
	(in millions)
Fair value of plan assets at January 1	$5,012	$4,459	$82	$75

Changes in plan assets:
Actual return on plan assets	(250)	684	(4)	12
Actual plan benefits paid	(141)	(131)	(5)	(5)

Fair value of plan assets at December 31	$4,621	$5,012	$73	$82

Plan assets consist of group annuity contracts issued by the Company that are funded by a Group Annuity Separate Account, which primarily invests in a diversified portfolio of public and private common stocks and corporate, government and mortgage-backed debt securities. The overall investment objective of the plans is to maximize long-term total rate of return, consistent with prudent standards for investment and asset/liability risk management and in accordance with ERISA requirements. Plan investments are managed with a long-term perspective and for the sole benefit of the plans’ participants.

Plan asset allocations are rebalanced regularly to maintain holdings within desired asset allocation ranges and to reposition the portfolio based upon perceived market opportunities and risks. Diversification, both by and within asset classes, is a primary risk management consideration. Assets are invested across various asset classes, sectors, industries and geographies. The measurement date for plan assets was December 31 of the respective period with the fair value of plan assets primarily based on quoted market prices.

The target asset allocations and the actual allocation of the plans’ investments based on fair value at December 31, 2018 and 2017 were as follows:

	Target Allocation		Actual Allocation
	2018	2017	2018	2017
Bonds	56%	56%	56%	55%
Equity investments	43%	43%	43%	44%
Other investments	1%	1%	1%	1%

Total assets	100%	100%	100%	100%

At each of December 31, 2018 and 2017, other investments were comprised of cash and short-term investments.

The Northwestern Mutual Life Insurance Company

Notes to Financial Statements

December 31, 2018, 2017 and 2016

Benefit Plan Obligations

Aggregate projected benefit obligations (PBOs) of the defined benefit pension plans and postretirement benefit plans at December 31, 2018 and 2017 and changes in these obligations for the years then ended were as follows:

	Defined Benefit Plans		Postretirement Benefit Plans
	2018	2017	2018	2017
	(in millions)
Projected benefit obligation at January 1	$5,373	$4,879	$724	$728

Changes in benefit obligation:
Service cost of benefits earned	146	128	20	22
Interest cost on projected obligations	180	179	21	23
Projected gross plan benefits paid	(158)	(142)	(22)	(21)
Experience (gains)/losses	(571)	318	(133)	(19)
Plan amendments and other	-	11	-	(9)

Projected benefit obligation at December 31	$4,970	$5,373	$610	$724

The PBO represents the estimated net present value of estimated future benefit obligations. For defined benefit plans, the PBO includes assumptions for future compensation increases for active participants. The accumulated benefit obligation (ABO) is similar to the PBO but is based only on current compensation with no assumption of future compensation increases. The aggregate ABO for the defined benefit plans was $4.7 billion and $5.0 billion for the years ended December 31, 2018 and 2017, respectively. Experience (gains)/losses for each of the years ended December 31, 2018 and 2017 primarily reflect the impact of changes in the PBO discount rate.

Benefit Plan Assumptions

The assumptions used in estimating the projected benefit obligations at December 31, 2018 and 2017 and the net periodic benefit cost for the years ended December 31, 2018, 2017 and 2016 were as follows:

	Defined Benefit Plans		Postretirement Benefit Plans
	2018	2017	2018	2017
Projected benefit obligation:
Weighted average discount rate	4.18%	3.57%	4.18%	3.56%
Annual increase in compensation	3.75%	3.75%	3.75%	3.75%

	Defined Benefit Plans			Postretirement Benefit Plans
	2018	2017	2016	2018	2017	2016
Net periodic benefit cost:
Weighted average discount rate	3.57%	4.10%	4.30%	3.57%	4.10%	4.30%
Annual increase in compensation	3.75%	3.75%	3.75%	3.75%	3.75%	3.75%
Long-term rate of return on plan assets	6.25%	6.50%	6.50%	6.25%	6.50%	6.50%

The expected long-term rate of return on plan assets is estimated in consideration of historical financial market performance, internal and third-party capital market expectations and the long-term target asset allocation.

The Northwestern Mutual Life Insurance Company

Notes to Financial Statements

December 31, 2018, 2017 and 2016

The assumed annual increase in future retiree medical costs used in measuring the obligation for postretirement benefits were as follows:

	December 31,
	2018	2017
Assumed annual increase	5.50%	6.00%
Ultimate rate of annual increase	5.00%	5.00%
Year in which ultimate rate is reached	2019	2019

A change in the assumed health care cost trend of 1.0% in each year would have the following impacts on net periodic benefit cost and the accumulated postretirement benefit obligation (APBO):

	December 31, 2018
	1% increase	1% decrease
Impact on net periodic benefit cost	$1	$(1)
Impact on APBO	$4	$(4)

Effective January 1, 2019, the Company’s exposure to medical inflation will be limited to a maximum annual increase of 3% with any annual increase in excess of that rate passed on to the plan’s participants in the form of increased premiums.

Benefit Plan Funded Status

Following is an aggregate reconciliation of the funded status of the plans to the related financial statement liabilities reported by the Company at December 31, 2018 and 2017.

	Defined Benefit Plans		Postretirement Benefit Plans
	2018	2017	2018	2017
	(in millions)

Fair value of plan assets	$4,621	$5,012	$73	$82
Projected benefit obligation	4,970	5,373	610	724

Funded status	(349)	(361)	(537)	(642)
Nonadmitted asset	(597)	(677)	-	-

Financial statement liability	$(946)	$(1,038)	$(537)	$(642)

The PBO for defined benefit plans above included $946 million and $1,038 million related to nonqualified, unfunded plans at December 31, 2018 and 2017, respectively. In the aggregate, the fair value of qualified defined benefit plan assets represented 115% and 116% of the projected benefit obligations of these plans at December 31, 2018 and 2017, respectively.

The Northwestern Mutual Life Insurance Company

Notes to Financial Statements

December 31, 2018, 2017 and 2016

Statutory accounting guidance requires that changes in plan funded status be recognized immediately as a direct adjustment to surplus, subject to limitations such as admissibility of net pension assets. These adjustments are included in changes in nonadmitted assets and other in the statements of changes in surplus. Aggregate defined benefit pension and postretirement plan surplus impacts were as follows for the years ended December 31, 2018 and 2017:

	For the year ended December 31, 2018
	Defined Benefit Plans			Postretirement Benefit Plans

	Net experience gains (losses)	Prior service (costs) credits	Net initial asset	Net experience gains (losses)	Prior service (costs) credits
	(in millions)

Balance at January 1	$(1,151)	$215	$314	$(77)	$(60)

Amortization from surplus into net periodic benefit cost	42	(25)	-	-	5

Changes in plan assets and benefit obligations recognized in surplus	(4)	-	-	119	5

Balance at December 31	$(1,113)	$190	$314	$42	$(50)

	For the year ended December 31, 2017
	Defined Benefit Plans			Postretirement Benefit Plans

	Net experience gains (losses)	Prior service (costs) credits	Net initial asset	Net experience gains (losses)	Prior service (costs) credits
	(in millions)

Balance at January 1	$(1,260)	$250	$323	$(113)	$(65)

Amortization from surplus into net periodic benefit cost	54	(25)	(9)	-	5

Changes in plan assets and benefit obligations recognized in surplus:	55	(10)	-	36	-

Balance at December 31	$(1,151)	$215	$314	$(77)	$(60)

The Northwestern Mutual Life Insurance Company

Notes to Financial Statements

December 31, 2018, 2017 and 2016

Benefit Plan Costs

The components of net periodic benefit cost for the years ended December 31, 2018, 2017 and 2016 were as follows:

	Defined Benefit Plans			Postretirement Benefit Plans
	2018	2017	2016	2018	2017	2016
	(in millions)
Components of net periodic benefit cost:
Service cost of benefits earned	$146	$128	$120	$20	$22	$22
Interest cost on projected obligations	180	179	194	21	23	30
Amortization of experience losses	42	54	66	-	-	4
Amortization of prior service costs/(credits)	(25)	(25)	(25)	5	5	6
Amortization of initial net asset	-	(9)	(24)	-	-	-
Expected return on plan assets	(309)	(291)	(266)	(5)	(5)	(4)
Other	-	1	9	-	-	3

Net periodic benefit cost	$34	$37	$74	$41	$45	$61

The Company expects to increase (decrease) periodic benefit costs through the amortization of $47 million, $(25) million and $(8) million of defined benefit plan net experience losses, prior service credits and initial assets, respectively, into net periodic benefit cost during 2019. Amortization of postretirement plan prior service costs of $5 million are also expected to increase net periodic benefit cost during 2019.

The expected benefit payments by the defined benefit plans and the postretirement benefit plans for the years 2019 through 2028 are as follows:

	Defined Benefit Plans	Postretirement Benefit Plans
	(in millions)
2019	$156	$23
2020	183	24
2021	191	24
2022	200	25
2023	208	25
2024-2028	1,166	134

Total	$2,104	$255

The Company sponsors a contributory 401(k) plan for eligible employees, for which the Company provides a matching contribution, and a noncontributory defined contribution plan for financial representatives. In addition, the Company sponsors nonqualified plans that provide related benefits to certain participants in excess of limits set by ERISA for qualified defined contribution plans. For the years ended December 31, 2018, 2017 and 2016, the Company expensed total contributions to these plans of $50 million, $50 million and $48 million, respectively.

9.	Reinsurance

The Company limits its exposure to life insurance death benefits by ceding coverage to various reinsurers. In 1999, the Company ceased reinsuring new individual disability policies, but has maintained a portion of the reinsurance ceded on policies issued prior to 1999. The Company cedes 60% of the morbidity risk on group disability and 60% of the mortality risk on group life policies.

The Northwestern Mutual Life Insurance Company

Notes to Financial Statements

December 31, 2018, 2017 and 2016

As part of an affiliated reinsurance agreement, the Company assumes 100% of the net risk associated with NLTC’s long-term care business. At December 31, 2018 and 2017, the net amount due from NLTC under this agreement was $44 million and $37 million, respectively.

During 2017, the Company and NLTC amended the affiliated reinsurance agreement. Under the terms of the amendment, the Company assumed 100% of the risks associated with a block of long-term care business NLTC recaptured from an un-affiliated reinsurer. This transaction qualified for reinsurance accounting under the SSAP No. 61R – Life, Deposit-Type and Accident and Health Reinsurance, given the complete transfer of risk from NLTC. As part of the reinsurance amendment, the Company received invested assets with a fair value of $228 million as consideration from NLTC. The consideration was reflected as an increase to premiums and other income of $167 million and $21 million, respectively, in the statements of operations and as an increase to unassigned surplus of $40 million that was reflected in the statement of changes in surplus. In addition, reserves for policy benefits were increased by $167 million and IMR liabilities of $17 million were transferred to the Company and reported as an increase to commissions and operating expenses in the statements.

Amounts in the financial statements are reported net of the impact of reinsurance. Reserves for policy benefits at December 31, 2018 and 2017 were reported net of ceded reserves of $1.6 billion and $1.7 billion, respectively. The Company has reinsured all risks disclosed in the financial statements under Actuarial Guideline 48.

The effects of reinsurance on premium revenue and total benefits for the years ended December 31, 2018, 2017 and 2016 were as follows:

	For the years ended December 31,
	2018	2017	2016
	(in millions)

Direct premium revenue	$18,231	$17,994	$18,237
Premiums assumed	711	810	589
Premiums ceded	(906)	(907)	(911)

Premium revenue	$18,036	$17,897	$17,915

Direct benefit expense	$19,037	$18,557	$19,019
Benefits assumed	680	902	616
Benefits ceded	(699)	(656)	(671)

Total benefits	$19,018	$18,803	$18,964

In addition, the Company received $129 million, $146 million and $149 million in allowances from reinsurers for reimbursement of commissions and other expenses on ceded business for the years ended December 31, 2018, 2017 and 2016, respectively. These amounts are reported in other income in the statements of operations. For the years ended December 31, 2018, 2017 and 2016, the Company incurred $138 million, $119 million and $148 million, respectively, in expense allowances on reinsurance assumed from NLTC.

Reinsurance contracts do not relieve the Company from its obligations to policyowners. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company mitigates this counterparty risk by dealing only with reinsurers that meet its financial strength standards while adhering to concentration limits for counterparty exposure to any single reinsurer. Most significant reinsurance treaties contain financial protection provisions that take effect if a reinsurer’s credit rating falls below a prescribed level. There were no reinsurance recoverables at December 31, 2018 and 2017 that were

The Northwestern Mutual Life Insurance Company

Notes to Financial Statements

December 31, 2018, 2017 and 2016

considered by the Company to be uncollectible.

10.	Federal Income Taxes

The Company files a consolidated federal income tax return including the following subsidiaries:

Northwestern Mutual Investment Services, LLC	Bradford, Inc. and subsidiaries
NML Real Estate Holdings, LLC and subsidiaries	Mason Street Advisors, LLC
NML Securities Holdings, LLC and subsidiaries	NM GP Holdings, LLC and subsidiaries
Northwestern Mutual MU TLD Registry, LLC	NM Pebble Valley, LLC
Northwestern Mutual Wealth Management Company	Northwestern Mutual Registry, LLC
NM Investment Holdings, LLC	LearnVest, Inc.
NM Investment Management Company, LLC	GRO, LLC and GRO-SUB, LLC
Northwestern Long Term Care Ins. Co	NM QOZ Fund, LLC
NM Career Distrib. Holdings, LLC and subsidiaries	NM SAS, LLC

The Company collects from or refunds to these subsidiaries their share of consolidated federal income taxes determined pursuant to written tax-sharing agreements, which generally require that these subsidiaries determine their share of consolidated tax payments or refunds as if each subsidiary filed a separate federal income tax return on a stand-alone basis.

On December 22, 2017, H.R. 1, informally known as the Tax Cuts and Jobs Act (“the Act” or “Tax Reform”) was signed into law, effective for tax years beginning on or after January 1, 2018. The Act reduced the maximum federal corporate income tax rate from 35% to 21%. The statutory basis of accounting requires the 21% corporate tax rate to be applied to deferred tax balances at December 31, 2017, which resulted in a net reduction to statutory surplus of $1.2 billion. The change in net deferred tax assets was reduced by $1.4 billion and the change in net unrealized capital gains and losses was increased by $0.2 billion in the statement of changes in surplus for the year ended December 31, 2017. The Company began to benefit from the lower federal income tax rate in 2018.

The components of current income tax expense (benefit) in the statements of operations for the years ended December 31, 2018, 2017 and 2016 related to “ordinary” taxable income (loss) were as follows:

	For the years ended December 31,
	2018	2017	2016
	(in millions)
Tax payable on ordinary income	$110	$40	$(10)
Low income housing tax credits	(119)	(107)	(108)
Other tax credits	(23)	(21)	(37)
Increase (decrease) in contingent tax liabilities	(127)	(10)	(21)

Total current tax benefit	$(159)	$(98)	$(176)

In addition to current income tax benefit related to ordinary taxable income or loss as summarized above, the Company is subject to federal income tax on “capital” gains and losses that generally result from investment transactions. Investment capital gains and losses resulting from changes in market interest rates or credit spreads are deferred to the IMR net of any related tax expense or benefit. Current tax expense (benefit) of $(49) million, $136 million and $145 million was included in net IMR deferrals for the years ended December 31, 2018, 2017 and 2016, respectively. In addition, net realized capital gains and losses as reported in the statements of operations included current tax expense (benefit) of $88 million, $68 million and $(117) million for the years ended December 31, 2018, 2017 and 2016, respectively.

The Northwestern Mutual Life Insurance Company

Notes to Financial Statements

December 31, 2018, 2017 and 2016

The table below shows how the Company’s income tax benefit for the years ended December 31, 2018, 2017 and 2016 differs from the amount obtained by applying the statutory rate of 21%, 35% and 35%, respectively, to net gain from operations after dividends to policyowners and before federal income taxes:

	For the years ended December 31,
	2018	2017	2016
	(in millions)

Provision computed at statutory rate	$98	$482	$326

Adjustments to the statutory rate:

Revaluation of net deferred tax assets (excluding taxes on net unrealized capital gains) - tax reform	-	1,406	-
Subsidiary distributions	(115)	(162)	(269)
Tax credits	(142)	(128)	(145)
Amortization of IMR	(28)	(57)	(54)
Dividends received deduction	(26)	(37)	(33)
Employee benefits	(17)	(24)	(15)
Deferred adjustments	214	(36)	12
Other	(28)	-	23

Total statutory income tax expense (benefit)	$(44)	$1,444	$(155)

Federal income tax expense (benefit) reported on statements of operations	$(159)	$(98)	$(176)
Capital gains tax expense, net of IMR transfers	39	204	28
Change in net deferred tax assets	76	1,338	(7)

Total statutory income tax expense (benefit)	$(44)	$1,444	$(155)

During the year, the Company may make payments to or receive refunds from the Internal Revenue Service (IRS) for federal income taxes that are applicable to current or previous tax years. The Company made or received net income tax payments (refunds) of $150 million, $356 million and $(50) million to the IRS during the years ended December 31, 2018, 2017 and 2016, respectively.

Federal income taxes available for recoupment in the case of future tax losses are limited to amounts reported on previous tax returns. Total federal income taxes paid for tax years 2018, 2017 and 2016 that are available for recoupment are $179 million, $254 million and $24 million, respectively.

Federal income tax returns for 2013 and prior years are closed as to further assessment of tax. Income taxes payable in the statements of financial position represents an estimate of taxes payable, including additional taxes that may become due with respect to tax years that remained open to examination by the IRS (“contingent tax liabilities”) at the respective reporting date.

The Northwestern Mutual Life Insurance Company

Notes to Financial Statements

December 31, 2018, 2017 and 2016

Changes in contingent tax liabilities for the years ended December 31, 2018 and 2017 were as follows:

	For the years ended December 31,
	2018	2017
	(in millions)
Balance at January 1	$410	$420
Reductions for tax positions of prior years	(127)	(10)

Balance at December 31	$283	$410

Included in contingent tax liabilities at December 31, 2018 and 2017 were $265 million and $383 million, respectively, of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of the deductions. Because of the impact of deferred taxes for amounts other than interest, the timing of the ultimate deduction may affect the effective tax rate in future periods. The Company has no tax positions for which the ultimate deductibility is not certain.

For the years ended December 31, 2018, 2017 and 2016, the Company recognized $(9) million, $1 million and $3 million, respectively, of interest-related tax expense.

The components of net deferred tax assets reported in the statements of financial position at December 31, 2018 and 2017 were as follows:

		December 31,
		2018	2017	Change
		(in millions)
Deferred tax assets:

	Policy acquisition costs	$868	$804	$64
	Investments	337	300	37
	Policy benefit liabilities	1,638	1,296	342
	Benefit plan obligations	516	547	(31)
	Other	83	83	-

	Gross deferred tax assets	3,442	3,030	412

	Nonadmitted deferred tax assets	-	-	-

	Gross admitted deferred tax assets	3,442	3,030	412

Deferred tax liabilities:

	Investments	749	739	10

	Other	901	503	398

	Gross deferred tax liabilities	1,650	1,242	408

	Net deferred tax assets	$1,792	$1,788	$4

The Act includes provisions that change tax-basis life insurance reserves for tax years beginning after December 31, 2017. The impact of this change resulted in equal and offsetting increases to deferred tax assets and liabilities of $380 million at the beginning of 2018.

All gross deferred tax liabilities have been recognized at December 31, 2018 and 2017. The Company did not employ tax planning strategies in its valuation allowance assessment or deferred tax asset admissibility calculations at either December 31, 2018 or 2017.

The Northwestern Mutual Life Insurance Company

Notes to Financial Statements

December 31, 2018, 2017 and 2016

The Company exceeded the minimum risk-based capital (RBC) level of 300%, which is necessary to apply the maximum admissibility thresholds, based on authorized control level RBC computed without net deferred tax assets at December 31, 2018 and 2017 and expects to exceed this minimum during 2019.

Significant components of the calculation of net admitted deferred tax assets at December 31, 2018 and 2017 were as follows (in millions):

	December 31, 2018			December 31, 2017			Change

	Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total
Gross deferred tax assets	$3,105	$337	$3,442	$2,730	$300	$3,030	$375	$37	$412

Statutory valuation allowance adjustment	-	-	-	-	-	-	-	-	-

Adjusted gross deferred tax assets	3,105	337	3,442	2,730	300	3,030	375	37	412
Deferred tax assets nonadmitted	-	-	-	-	-	-	-	-	-

Subtotal net admitted deferred tax asset	3,105	337	3,442	2,730	300	3,030	375	37	412
Deferred tax liabilities	901	749	1,650	503	739	1,242	398	10	408

Net admitted deferred tax asset/(liability)	$2,204	$(412)	$1,792	$2,227	$(439)	$1,788	$(23)	$27	$4

	December 31, 2018			December 31, 2017			Change

	Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total
Federal income taxes paid in prior years recoverable through loss carrybacks	$-	$197	$197	$-	$173	$173	$-	$24	$24

Adjusted gross deferred tax assets expected to be realized (excluding the amount of deferred tax assets above) after application of the threshold limitation (lesser of a. or b. below)	1,625	-	1,625	1,846	-	1,846	(221)	-	(221)

Adjusted gross deferred tax assets (excluding the amount of deferred tax assets offset by gross deferred tax liabilities)	1,480	140	1,620	884	127	1,011	596	13	609

Total deferred tax assets admitted as the result of application of SSAP No. 101	$3,105	$337	$3,442	$2,730	$300	$3,030	$375	$37	$412

a. Adjusted gross deferred tax assets expected to be realized following the balance sheet date			$1,625			$1,846			$(221)

b. Adjusted gross deferred tax assets allowed per limitation threshold			$3,043			$2,850			$193

Ratio percentage used to detemine recovery period and threshold limitation amount			976%			1125%

Amount of adjusted capital and surplus used to determine recovery period and threshold limitation			$20,286			$18,998

11.	Commitments and Contingencies

Commitments

In the normal course of its investment activities, the Company makes commitments to fund private equity investments, real estate, mortgage loans and other investments. These forward commitments aggregated to $9.4 billion and $7.7 billion at December 31, 2018 and 2017, respectively, and were extended at market rates and terms.

Contingencies

The Company is engaged in various legal actions in the normal course of its insurance and investment operations. The status of these legal actions is actively monitored by the Company. If the Company believes, based on available information, that an adverse outcome upon resolution of a given legal action is probable and the amount of that adverse outcome is reasonably estimable, a loss is recognized and a related liability reported. Legal actions are subject to inherent uncertainties, and future events could change the Company’s assessment of the probability or estimated amount of potential losses from pending or threatened legal actions. Based on available information, it is the opinion of the Company that the ultimate resolution of pending or threatened legal actions, both individually and in the aggregate, will not result in losses that would have a material effect on the Company’s financial position at December 31, 2018.

The Northwestern Mutual Life Insurance Company

Notes to Financial Statements

December 31, 2018, 2017 and 2016

Guarantees

In the normal course of business, the Company makes guarantees to third parties on behalf of wholly-owned subsidiaries (e.g., debt guarantees) and financial representatives (e.g., the guarantee of office lease payments), or directly to financial representatives (e.g., future minimum compensation payments). If the financial representatives are not able to meet their obligations or these minimum compensation thresholds are not otherwise met, the Company would be required to make payments to fulfill its guarantees. For certain of these guarantees, the Company has the right to pursue recovery of payments made under the agreements. The terms of these guarantees range from less than one year to twenty-one years at December 31, 2018.

Following is a summary of the guarantees provided by the Company that were outstanding at December 31, 2018 and 2017, including both the maximum potential exposure under the guarantees and the financial statement liability reported based on fair value of the guarantees.

	December 31, 2018		December 31, 2017
Nature of guarantee	Maximum potential amount of future payments	Financial statement liability	Maximum potential amount of future payments	Financial statement liability
	(in millions)		(in millions)

Guarantees of future minimum compensation - financial representatives	$96	$1	$70	$1

Guarantees of real estate obligations	382	4	368	4

Guarantees issued on behalf of wholly-owned subsidiaries	39	-	80	-

Total guarantees	$517	$5	$518	$5

No material payments have been required under these guarantees to date, and the Company believes the probability that it will be required to perform under these guarantees in the future is remote. Performance under these guarantees would require the Company to recognize additional operating expense or increase the amount of its equity investment in the affiliate or subsidiary on behalf of which the guarantee was made.

12.	Related Party Transactions

The Company has a capital support and guarantee of benefits agreement that requires it to maintain the capital and surplus (as defined) of NLTC at a minimum level based upon a formula applied to NLTC’s earned premium and policy benefit reserves, or 150% of its company action level of RBC as prescribed by the NAIC, whichever is lower. In addition, NM guarantees NLTC’s policyholders its’ ability to pay all policy benefits due and owed pursuant to contracts of insurance sold by NLTC during the term of the agreement. This agreement was amended during 2017 to extend the length of the agreement through December 31, 2022 and lower the aggregate capital contribution limit from $800 million to $200 million. NM contributed capital to NLTC of $35 million and $15 million for the years ended December 31, 2018 and 2017, respectively. The Company has contributed a total of $165 million to NLTC through December 31, 2018.

The Northwestern Mutual Life Insurance Company

Notes to Financial Statements

December 31, 2018, 2017 and 2016

The Company reported a payable to NLTC of $50 million and $44 million at December 31, 2018 and 2017, respectively, which is reported in other liabilities in the statements of financial position at each of those dates. Intercompany balances are settled in cash, generally within thirty days of the respective reporting date.

13.	Surplus Notes

On September 26, 2017, the Company issued surplus notes (“2017 notes”) with a principal balance of $1.2 billion, bearing interest at 3.850% and having a maturity date of September 30, 2047. The 2017 notes were issued at an offering price of 99.787%. On March 26, 2010, the Company issued surplus notes (“2010 notes”), at par, with a principal balance of $1.75 billion, bearing interest at 6.063% and having a maturity date of March 30, 2040. Each note issuance was distributed pursuant to Rule 144A under the Securities Act of 1933, as amended.

Interest on the 2017 and 2010 notes is payable semi-annually on March 30 and September 30, subject to approval by the OCI. SAP requires recognition of interest expense on the notes upon OCI approval of semi-annual interest payments. During 2018 and 2017, the Company paid and recognized interest on the notes of $153 million and $106 million, respectively. A total of $47 million and $903 million of interest has been paid on the 2017 notes and 2010 notes, respectively, from their issuance through December 31, 2018.

The note issuances are unsecured and subordinated to all present and future indebtedness, policy claims and other creditor claims of the Company and do not repay principal prior to maturity, with principal payment at maturity subject to the prior approval of the OCI. The notes are not redeemable at the option of any note holder but are redeemable, in whole or in part, at the option of the Company at any time, subject to the prior approval of the OCI, at a “make whole” redemption price equal to the greater of the principal amount of the notes to be redeemed or the sum of the present value of the remaining scheduled payments of principal and interest on the notes to be redeemed, excluding accrued interest as of the date on which the notes are to be redeemed, discounted on a semi-annual basis at a defined U.S. Treasury rate plus 0.20% (2017 notes) and 0.25% (2010 notes). The entire amount of the 2017 notes are redeemable, at par, in the event of certain defined tax events.

No affiliates of the Company hold any portion of the notes, which are generally held of record at the Depository Trust Company by bank custodians on behalf of investors. No single investor holds 10% or more of the 2017 notes. The largest holder of the 2010 notes is Nippon Life Insurance Company of Japan, which held $250 million in face amount of notes at each of December 31, 2018 and 2017.

14.	Fair Value of Financial Instruments

Certain of the Company’s assets and liabilities are considered “financial instruments” as defined by Statement of Statutory Principles No. 100, Fair Value Measurements (SSAP 100). The Company’s estimation of fair value for financial instruments uses a hierarchy that, where possible, makes use of quoted market prices from active and transparent markets for assets that are identical to those being valued, typically obtained from independent pricing services (“level 1”). In the absence of quoted market prices for identical assets, fair value is estimated by these pricing services using relevant and observable market-based inputs for substantially similar securities (“level 2”). Financial instruments for which no quoted market prices or observable inputs are available are generally valued using internally-developed pricing models or indicative (i.e., non-binding) quotes from independent securities brokers (“level 3”).

The Company actively monitors fair value estimates received from independent pricing services at each financial reporting date, including analysis of valuation changes for individual securities compared to overall market trends and validation on an exception basis with internally-developed pricing models. The

The Northwestern Mutual Life Insurance Company

Notes to Financial Statements

December 31, 2018, 2017 and 2016

Company also performs periodic reviews of the information sources, inputs and methods used by its independent pricing services, including an evaluation of their control processes. Where necessary, the Company will challenge third-party valuations or methods and require more observable inputs or different methodologies.

For financial instruments included in the scope of SSAP 100, the statement value and fair value at December 31, 2018 and 2017 were as follows:

	December 31, 2018
	Statement Value	Fair Value	Quoted prices in active markets for identical assets (level 1)	Significant observable inputs (level 2)	Significant unobservable inputs (level 3)
	(in millions)
General account investment assets:
Bonds	$153,713	$151,565	$4,164	$132,645	$14,756
Mortgage loans	36,755	37,143	-	-	37,143
Common and preferred stocks	5,260	5,279	4,669	77	533
Policy loans	17,693	17,693	-	-	17,693
Derivative assets	695	670	-	654	16
Surplus note investments	108	131	-	131	-
Cash and short-term investments	1,899	1,899	525	1,374	-

Separate account assets	29,717	29,717	26,954	2,231	532

General account liabilities:
Investment-type insurance reserves	$5,187	$5,022	$-	$-	$5,022
Liabilities for securities lending	-	-	-	-	-
Liabilities for repurchase agreements	1,763	1,763	-	1,763	-
Derivative liabilities	84	168	-	168	-

Separate account liabilities	29,717	29,717	26,954	2,231	532

	December 31, 2017
	Statement Value	Fair Value	Quoted prices in active markets for identical assets (level 1)	Significant observable inputs (level 2)	Significant unobservable inputs (level 3)
	(in millions)
General account investment assets:
Bonds	$146,945	$151,975	$4,125	$134,545	$13,305
Mortgage loans	35,750	37,049	-	-	37,049
Common and preferred stocks	5,612	5,640	4,941	77	622
Policy loans	17,421	17,421	-	-	17,421
Derivative assets	434	367	-	367	-
Surplus note investments	108	142	-	142	-
Cash and short-term investments	2,469	2,469	239	2,230	-

Separate account assets	32,462	32,462	29,339	2,655	468

General account liabilities:
Investment-type insurance reserves	$5,312	$5,225	$-	$-	$5,225
Liabilities for securities lending	915	915	-	915	-
Liabilities for repurchase agreements	-	-	-	-	-
Derivative liabilities	238	371	-	371	-

Separate account liabilities	32,462	32,462	29,339	2,655	468

Bonds

Bonds classified as level 1 financial instruments are generally limited to U.S. Treasury securities. Most bonds, including U.S. and foreign public and private corporate bonds, municipal bonds and structured securities, are classified as level 2 financial instruments and are valued based on prices obtained from

The Northwestern Mutual Life Insurance Company

Notes to Financial Statements

December 31, 2018, 2017 and 2016

independent pricing services or internally-developed pricing models using observable inputs. Typical market-observable inputs include benchmark yields, reported trades, issuer spreads, bids, offers, benchmark securities, estimated cash flows and prepayment speeds. Level 3 bonds are typically privately-placed and relatively illiquid, with fair value based on non-binding broker quotes or internally-developed pricing models utilizing unobservable inputs. See Note 3 for more information regarding the Company’s investments in bonds.

Mortgage Loans

Mortgage loans consist solely of commercial mortgage loans underwritten and originated by the Company. Fair value of these loans is estimated using a discounted cash flow approach based on market interest rates for commercial mortgage debt with comparable credit risk and maturity. See Note 3 for more information regarding the Company’s investments in mortgage loans.

Policy Loans

See Note 2 for information regarding policy loans, for which the Company considers the unpaid principal balance to approximate fair value.

Common and Preferred Stock

Common and preferred stocks classified as level 1 financial instruments are limited to those actively traded on a U.S. or foreign stock exchange. Level 2 securities are stocks for which market quotes are available but are not considered to be actively traded. Common and preferred stocks classified as level 3 are generally privately-placed with fair value primarily based on a sponsor valuation or market comparables approach utilizing unobservable inputs. See Note 3 for more information regarding the Company’s investments in common and preferred stocks.

Derivative Instruments

The Company’s derivative investments are generally traded in over-the-counter markets with fair value estimated using industry-standard models with market-observable inputs such as swap yield curves, LIBOR basis curves, foreign currency spot rates, foreign currency basis curves, option volatilities and credit spreads. Warrants classified as level 3 are generally privately-placed with fair value primarily based on a sponsor valuation or market comparables approach utilizing unobservable inputs. See Note 4 for more information regarding the Company’s derivative investments.

Surplus Note Investments

The Company invests in surplus note issuances of other mutual insurance companies. These bond-like instruments are classified as level 2 financial instruments and are valued based on prices obtained from independent pricing services or internally-developed pricing models using observable inputs. Typical market-observable inputs include benchmark yields, reported trades, issuer spreads, bids, offers, benchmark securities, estimated cash flows and prepayment speeds.

Cash and Short-term Investments

Cash and short-term investments include cash deposit balances, money market mutual funds, short-term commercial paper and other highly-liquid debt instruments, for which the Company considers net asset value or amortized cost to approximate fair value.

Separate Account Assets and Liabilities

See Note 2 and Note 7 for information regarding the Company’s separate accounts, for which fair value is primarily based on quoted market prices for the related common stocks, preferred stocks, bonds, derivative instruments and other investments. Separate account assets classified as level 3 financial instruments are primarily securities partnership investments that are valued based on the Company’s underlying equity in the partnerships, which the Company considers to approximate fair value.

The Northwestern Mutual Life Insurance Company

Notes to Financial Statements

December 31, 2018, 2017 and 2016

General Account Insurance Reserves

The Company’s general account insurance liabilities defined as financial instruments under SSAP 100 are limited to “investment-type” products such as fixed-rate annuity policies, supplementary contracts without life contingencies and amounts left on deposit. The fair value of investment-type insurance reserves is estimated based on future cash flows discounted at market interest rates for similar instruments with comparable maturities.

Securities Lending Liabilities

See Note 3 for information regarding securities lending activity, for which the Company considers the liability to return collateral to approximate the fair value of collateral originally received.

Repurchase Agreement Liabilities

See Note 3 for information regarding repurchase agreement activity, for which the Company considers the liability to return collateral to approximate the fair value of collateral originally received.

Assets and Liabilities Reported at Fair Value

The following tables summarize assets and liabilities measured and reported at fair value in the statements of financial position at December 31, 2018 and 2017.

	December 31, 2018
	Quoted prices in active markets for identical assets (level 1)	Significant observable inputs (level 2)	Significant unobservable inputs (level 3)	Total
	(in millions)
General account:
Bonds	$117	$-	$5	$122
Common and preferred stocks	4,669	1	455	5,125
Money market mutual funds	427	-	-	427
Derivative assets	-	109	16	125
Derivative liabilities	-	4	-	4

Total general account	$5,213	$114	$476	$5,803

Separate accounts:
Mutual fund investments	$24,892	$-	$-	$24,892
Other benefit plan assets/liabilities	109	19	4	132
Pension and postretirement assets:
Bonds	333	2,167	106	2,606
Common and preferred stock	1,644	1	40	1,685
Cash and short-term securities	28	42	-	70
Other assets/liabilities	(52)	3	381	332

Subtotal pension and postretirement assets	1,953	2,213	527	4,693

Total separate accounts	$26,954	$2,232	$531	$29,717

The Northwestern Mutual Life Insurance Company

Notes to Financial Statements

December 31, 2018, 2017 and 2016

	December 31, 2017
	Quoted prices in active markets for identical assets (level 1)	Significant observable inputs (level 2)	Significant unobservable inputs (level 3)	Total
	(in millions)
General account:
Bonds	$12	$-	$5	$17
Common and preferred stocks	4,941	1	478	5,420
Money market mutual funds	243	-	-	243
Derivative assets	-	95	-	95
Derivative liabilities	-	(16)	-	(16)

Total general account	$5,196	$80	$483	$5,759

Separate accounts:
Mutual fund investments	$27,288	$-	$-	$27,288
Other benefit plan assets/liabilities	55	22	3	80
Pension and postretirement assets:
Bonds	375	2,386	115	2,876
Common and preferred stock	1,591	-	35	1,626
Cash and short-term securities	20	233	-	253
Other assets/liabilities	10	14	315	339

Subtotal pension and postretirement assets	1,996	2,633	465	5,094

Total separate accounts	$29,339	$2,655	$468	$32,462

The Company may reclassify assets reported at fair value between levels of the fair value hierarchy if appropriate based on changes in the quality of valuation inputs available during a reporting period. There were no material asset transfers between level 1 and level 2 or between level 2 and level 3 during the years ended December 31, 2018 or 2017.

The following tables summarize the changes in fair value of level 3 financial instruments for the years ended December 31, 2018 and 2017.

For the year ended December 31, 2018	General account common and preferred stock	General account bonds	Derivative assets	Separate account assets
	(in millions)
Fair value, beginning of period	$478	$5	$-	$468
Realized gains/(losses)	130	-	-	44
Unrealized gains/(losses)	(28)	-	16	(11)
Issuances	-	-	-	-
Purchases	35	-	-	185
Sales	(209)	-	-	(154)
Settlements	-	-	-	-
Net discount/premium	-	-	-	-
Transfers into level 3	49	-	-	3
Transfers out of level 3	-	-	-	(4)

Fair value, end of period	$455	$5	$16	$531

The Northwestern Mutual Life Insurance Company

Notes to Financial Statements

December 31, 2018, 2017 and 2016

For the year ended December 31, 2017	General account common and preferred stock	General account bonds	Derivative assets	Separate account other benefit plan assets
	(in millions)
Fair value, beginning of period	$522	$45	$-	$369
Realized gains/(losses)	38	(8)	-	38
Unrealized gains/(losses)	55	7	-	31
Issuances	-	-	-	-
Purchases	7	-	-	165
Sales	(86)	(44)	-	(139)
Settlements	-	-	-	-
Net discount/premium	-	-	-	-
Transfers into level 3	-	5	-	4
Transfers out of level 3	(58)	-	-	-

Fair value, end of period	$478	$5	$-	$468

The fair values of level 3 financial instruments are sensitive to changes in significant unobservable inputs. Level 3 bonds are valued using a combination of discounted cash flows and indicative quotes from independent securities brokers based on market comparable companies. The most significant unobservable input in the discounted cash flow analysis is the discount rate. This rate is estimated based upon a risk-free market interest rate (U.S. Treasury with comparable maturity) plus a credit spread adjustment based on the estimated credit rating of the issuer. In general, issuers with lower credit ratings have higher credit spreads. A decrease in the credit spread adjustment would increase the fair value of the investment as the future expected cash flows are discounted at a lower rate. The opposite impact would occur if credit spread adjustments increase.

Level 3 privately-placed common and preferred stocks and derivatives, are primarily valued using a private equity sponsor valuation or market comparables approach. Both approaches rely on the use of multiples that are based on industry-specific comparable companies. Multiples are derived from the relationship of an entity’s fair value to its book value or earnings before interest, taxes, depreciation and amortization (EBITDA). The use of EBITDA normalizes for company-specific differences in capital structure, taxation and fixed asset accounting. An increase in the multiple would result in an increase in the fair value of the investment. The opposite impact would occur if the multiple decreased.

PART C

OTHER INFORMATION

        Item 26. Exhibits

Exhibit	Description	Filed Herewith/Incorporated Herein By Reference To
(a)	Resolution of Board of Trustees of The Northwestern Mutual Life Insurance Company establishing the Account, dated March 22, 2006	Exhibit (a) to Form N-6 initial Registration Statement, File No. 333-136124, filed July 28, 2006
(b)	Not Applicable
(c)	Distribution Agreement Between The Northwestern Life Insurance Company and Northwestern Mutual Investment Services, LLC, dated May 1, 2006	Exhibit (c) to Form N-6 initial Registration Statement, File No. 333-136124, filed July 28, 2006
(d)1	Northwestern Mutual Flexible Premium Variable Adjustable Life Insurance Policy, UU. VULP. (1019) NY	Filed herewith
(d)2(a)	Waiver Benefit: Payment of Selected Monthly Premium Upon Total Disability, UU.VUL.UL.SMP.(1019)	Exhibit (d)2(a) to Form N-6 initial Registration Statement File No. 333-231043, filed March 8, 2019
(d)2(b)	Change of Insured Benefit, UU.VUL.COI.(1019)	Exhibit (d)1 to Form N-6 initial Registration Statement File No. 333-231043, filed March 8, 2019
(d)2(c)	Surrender of Policy Endorsement, UU.EVUL.SOPE.(1019)	Exhibit (d)2(c) to Form N-6 initial Registration Statement File No. 333-231043, filed March 8, 2019
(e)	Northwestern Mutual Life Insurance Application, 90-1 L.I.(0198) with Application Supplement, (90-1.VULP.Supp.(1019))	Filed herewith
(f)1	Restated Articles of Incorporation of The Northwestern Mutual Life Insurance Company (adopted July 26, 1972)	Exhibit A(6)(a) to Form S-6 Post-Effective Amendment No. 18, File No. 2-89972, filed April 26, 1996
(f)2	Amended By-Laws of The Northwestern Mutual Life Insurance Company dated December 4, 2002	Exhibit (f) to Form N-6 Post-Effective Amendment No. 8, File No. 333-36865, filed February 28, 2003
(g)(1)	Reinsurance Agreement dated December 19, 2013 between RGA Reinsurance Company and The Northwestern Mutual Life Insurance Company	Exhibit (g)(1) to Form N-6 Pre-Effective Amendment No. 1, File No. 333-230143, filed August 30, 2019
(g)(2)	Reinsurance Agreement dated December 19, 2013 between Munich American Reassurance Company and The Northwestern Mutual Life Insurance Company	Exhibit (g)(2) to Form N-6 Pre-Effective Amendment No. 1, File No. 333-230143, filed August 30, 2019
(g)(3)	Reinsurance Agreement dated December 22, 2015 between Munich American Reassurance Company and The Northwestern Mutual Life Insurance Company	Exhibit (g)(3) to Form N-6 Pre-Effective Amendment No. 1, File No. 333-230143, filed August 30, 2019
(g)(4)	Reinsurance Agreement dated November 7, 2013 between Swiss Re Life & Health American Inc. and The Northwestern Mutual Life Insurance Company	Exhibit (g)(4) to Form N-6 Pre-Effective Amendment No. 1, File No. 333-230143, filed August 30, 2019
(g)(5)	Reinsurance Agreement dated December 22, 2015 between Swiss Re Life & Health American Inc. and The Northwestern Mutual Life Insurance Company	Exhibit (g)(5) to Form N-6 Pre-Effective Amendment No. 1, File No. 333-230143, filed August 30, 2019
(g)(6)	Reinsurance Agreement dated December 23, 2013 between General Re Life Corporation and The Northwestern Mutual Life Insurance Company	Exhibit (g)(6) to Form N-6 Pre-Effective Amendment No. 1, File No. 333-230143, filed August 30, 2019
(g)(7)	Reinsurance Agreement dated December 22, 2013 between Hannover Life Reassurance Company of American and The Northwestern Mutual Life Insurance Company	Exhibit (g)(7) to Form N-6 Pre-Effective Amendment No. 1, File No. 333-230143, filed August 30, 2019

(g)(8)	Reinsurance Agreement dated December 2, 2013 between SCOR Global Life USA Reinsurance Company and The Northwestern Mutual Life Insurance Company	Exhibit (g)(8) to Form N-6 Pre-Effective Amendment No. 1, File No. 333-230143, filed August 30, 2019
(h)(a)(1)	Participation Agreement dated March 16, 1999 Among Russell Insurance Funds, Russell Fund Distributors, Inc. and The Northwestern Mutual Life Insurance Company	Exhibit (b)(8)(a) to Form N-4 Post-Effective Amendment No. 66, File No. 2-29240, filed on April 28, 2005
(h)(a)(2)	Amendment No. 1 dated August 7, 2000 to the Participation Agreement dated March 16, 1999 Among Russell Insurance Funds, Russell Fund Distributors, Inc. and The Northwestern Mutual Life Insurance Company	Exhibit (h)1(a)(2) to Form N-6 Registration Statement, File No. 333-136124, filed on July 28, 2006
(h)(a)(3)	Amendment No. 2 dated October 13, 2006 to Participation Agreements dated March 16, 1999 and August 7, 2000, respectively, by and among The Northwestern Mutual Life Insurance Company, Russell Investment Funds, f/k/a “Russell Insurance Funds”, and Russell Fund Distributors, Inc.	Exhibit (h)1(a)(3) to Form N-6 Pre-Effective Amendment No. 1, File No. 333-136124, filed December 13, 2006
(h)(a)(4)	Amendment No. 3 dated August 29, 2007 to Participation Agreements dated March 16, 1999, August 7, 2000, and October 13, 2006, respectively, by and among The Northwestern Mutual Life Insurance Company, Russell Investment Funds, f/k/a “Russell Insurance Funds”, and Russell Fund Distributors, Inc.	Exhibit (h)(a)(4) to Form N-6 Pre-Effective Amendment No. 9, File No. 333-136124, filed April 25, 2013
(h)(b)(1)	Participation Agreement dated May 1, 2003 among Variable Insurance Products Funds, Fidelity Distributors Corporation and The Northwestern Mutual Life Insurance Company	Exhibit (b)(8)(b) to Form N-4 Post-Effective Amendment No. 66, File No. 2-29240, filed April 28, 2005
(h)(b)(2)	Amendment No. 1 dated October 18, 2006 to Participation Agreement dated May 1, 2003, by and among The Northwestern Mutual Life Insurance Company, Fidelity Distributors Corporation, and each of Variable Insurance Products Fund, Variable Insurance Products Fund II, and Variable Insurance Products Fund III	Exhibit (h)1(b)(2) to Form N-6 Pre-Effective Amendment No. 1, File No. 333-136124, filed December 13, 2006
(h)(c)(1)	Participation Agreement dated April 30, 2007 among Neuberger Berman Advisers Management Trust, Neuberger Berman Management Inc., and The Northwestern Mutual Life Insurance Company	Exhibit (h)(e) to Form N-6 Post-Effective Amendment No. 7, for Northwestern Mutual Variable Life Account II, File No. 333-136124, filed on April 26, 2012
(h)(d)(1)	Participation Agreement dated September 27, 2013 among Credit Suisse Trust, Credit Suisse Asset Management, LLC, Credit Suisse Securities (USA) LLC, and The Northwestern Mutual Life Insurance Company	Exhibit (h)(b)(4) to Form N-6 Post-Effective Amendment No. 10 for Northwestern Mutual Variable Life Account II, File No. 333-136124, filed on October 1, 2013
(h)(d)(2)	Amendment to Participation Agreement dated September 27, 2013 among Credit Suisse Trust, Credit Suisse Asset Management, LLC, Credit Suisse Securities (USA) LLC, and The Northwestern Mutual Life Insurance Company	Exhibit (h)(d)(2) to Form N-6 Pre-Effective Amendment No. 1, for Northwestern Mutual Variable Life Account II, File No. 333-230143, filed on August 30, 2019
(h)(e)(1)	Administrative Services Agreement dated April 23,2007 between The Northwestern Mutual Life Insurance Company and Frank Russell Company	Exhibit (h)(e)(1) to Form N-6 Pre-Effective Amendment No. 1 File No. 333-230143, filed on August 30, 2019
(h)(f)(1)	Service Agreement dated May 1, 2003 between Fidelity Investments Institutional Operations Company, Inc. and The Northwestern Mutual Life Insurance Company	Exhibit (b)(8)(c)(2) to Form N-4 Pre-Effective Amendment No. 1, File No. 333-133380, filed August 8, 2006

(h)(f)(2)	Amendment dated August 1, 2004 to the Service Agreement dated May 1, 2003 between Fidelity Investments Institutional Operations Company, Inc. and The Northwestern Mutual Life Insurance Company	Exhibit (b)(8)(c)(3) to Form N-4 Pre-Effective Amendment No. 1, File No. 333-133380, filed August 8, 2006
(h)(h)(1)	Administrative Services Agreement dated October 1, 2013 between Credit Suisse Securities (USA) LLC and The Northwestern Mutual Life Company	Exhibit (h)(h)(1) to Form N-6 Pre-Effective Amendment No. 1, File No. 333-230143, filed August 30, 2019
(i)	Not Applicable
(j)(a)	Shareholder Information Agreement dated April 13, 2007 among Russell Investment Management Company on behalf of Russell Investment Funds and The Northwestern Mutual Life Insurance Company	Exhibit (j)(a) to Form N-6 Post-Effective Amendment No. 7 for Northwestern Mutual Variable Life Account II, File No. 333-136124, filed April 26, 2012
(j)(b)	Amendment No. 1 dated October 20, 2008 to Shareholder Information Agreement dated April 13, 2007 among Russell Fund Services Company on behalf of Russell Investment Funds and The Northwestern Mutual Life Insurance Company	Exhibit (j)(b) to Form N-6 Post-Effective Amendment No. 7 for Northwestern Mutual Variable Life Account II, File No. 333-136124, filed April 26, 2012
(j)(c)	Shareholder Information Agreement dated April 13, 2007 among Fidelity Distributors Corporation on behalf of Fidelity® Variable Insurance Products Fund and The Northwestern Mutual Life Insurance Company	Exhibit (j)(c) to Form N-6 Post-Effective Amendment No. 7 for Northwestern Mutual Variable Life Account II, File No. 333-136124, filed April 26, 2012
(j)(d)	Shareholder Information Agreement dated April 16, 2007 among Northwestern Mutual Series Fund, Inc. and The Northwestern Mutual Life Insurance Company	Exhibit (j)(d) to Form N-6 Post-Effective Amendment No. 7 for Northwestern Mutual Variable Life Account II, File No. 333-136124, filed April 26, 2012
(j)(e)	Shareholder Information Agreement dated October 16, 2007 among Neuberger Berman Management Inc. and The Northwestern Mutual Life Insurance Company	Exhibit (j)(e) to Form N-6 Post-Effective Amendment No. 7 for Northwestern Mutual Variable Life Account II, File No. 333-136124, filed April 26, 2012
(j)(f)	Shareholder Information Agreement dated September 27, 2013 among Credit Suisse Securities (USA) LLC and The Northwestern Mutual Life Insurance Company	Exhibit (j)(f) to Form N-6 Post-Effective Amendment No. 10 for Northwestern Mutual Variable Life Account II, File No. 333-136124, filed on October 1, 2013
(j)(g)	Power of Attorney	Filed herewith
(j)(h)	NMIS/NM Annuity Operations Admin Agreement	Exhibit (b)(8)(i) to Form N-4 Post-Effective Amendment No. 19 for NML Variable Annuity Account A, File No. 333-72913, filed on April 22, 2008
(k)	Opinion and Consent of Chris K. Gawart, Esq.	Filed herewith
(l)	Not Applicable
(m)	Not Applicable
(n)	Consent of PricewaterhouseCoopers LLP	Filed herewith
(o)	Not Applicable
(p)	Not Applicable
(q)	Memorandum describing Issuance, Transfer and Redemption Procedures	Filed herewith

Item 27. Directors and Officers of the Depositor

The following lists include all of the Trustees, executive officers and other officers of The Northwestern Mutual Life Insurance Company without regard to their activities relating to variable life insurance policies or their authority to act or their status as “officers” as that term is used for certain purposes of the federal securities laws and rules thereunder.

TRUSTEES – As of September 1, 2019

Name	Address
John N. Balboni	Reitred Senior Vice President & CIO International Paper 105 E. Goodwyn Memphis, TN 38111

Nicholas E. Brathwaite	Founding Partner Riverwood Capital 2494 Sand Hill Road Building 7, Suite 100 Menlo Park, CA 94025

David J. Drury	Founding Partner Wing Capital Group 330 S. Executive Drive,Suite 209 Brookfield, WI 53005

P. Russell Hardin	President Robert W. Woodruff Foundation 191 Peachtree Street NE, Suite 3540 Atlanta, GA 30303

Hans Helmerich	Chairman Helmerich & Payne, Inc. 1437 S. Boulder Avenue Tulsa, OK 74119

Dale E. Jones	CEO & President Diversified Search 1200 New Hampshire Avenue, NW Suite 820 Washington, DC 20036

David J. Lubar	President & CEO Lubar & Co. 833 E. Michigan Street Suite 1500 Milwaukee, WI 53202

Sheila L. Marcelo	Founder, Chairwoman & CEO Care.com 77 4th Avenue, 5th Floor Waltham, MA 02451

Randolph W. Melville	Retired Senior Vice President Frito-Lay North America 5740 Martin Road, Apt. 1309 Plano, TX 75024

Jaime Montemayor	Former Chief Technology Officer 7-Eleven 3604 Shantara Lane Plano, TX 75093

Anne M. Paradis	Retired CEO MicroTek, Inc. 72 Reservation Road Sunderland, MA 01375

John E. Schlifske	Chairman & CEO Northwestern Mutual 720 E. Wisconsin Avenue Milwaukee, WI 53202

Mary Ellen Stanek	Managing Director & Chief Investment Officer Baird Advisors Robert W. Baird & Co. President-Baird Funds Inc. 777 E. Wisconsin Avenue 21st Floor Milwaukee, WI 53202

S. Scott Voynich	Managing Partner Robinson, Grimes & Company, PC 5637 Whitesville Road P. O. Box 4299 Columbus, GA 31914

Ralph A. Weber	Founding Member Gass, Weber, Mullins, LLC 241 N. Broadway Suite 300 Milwaukee, WI 53202

Benjamin F. Wilson	Chairman Beveridge & Diamond, P.C. 1350 I Street, NW Suite 700 Washington, DC 20005

Juan C. Zarate	Chairman & Co-Founder Financial Integrity Network 1919 M Street, NW, Suite 200 Washington, DC 20036

EXECUTIVE OFFICERS – As of July 15, 2019

John E. Schlifske	Chairman, President & Chief Executive Officer
Souheil Badran	Executive Vice President & Chief Innovation Officer
Kamal Bansal	Vice President (Engineering)
Manuel Barbero	Vice President (Chief Architect)
John E. Bentley	Vice President (Investment Strategy)
Sandra L. Botcher	Vice President (Field Experience)
Lori M. Brissette	Vice President (Insurance and Annuity Client Service)
Lisa A. Cadotte	Vice President (Investment Risk & Operations)
Michael G. Carter	Executive Vice President, Chief Financial Officer & Chief Risk Officer
Eric P. Christophersen	Vice President (Strategic Philanthropy & Community Relations)
Kelly Culler	Vice President (HR Business Partner)
Andrew DeGuire	Vice President (Corporate Strategy)
Joann M. Eisenhart	Executive Vice President & Chief People Officer
Chris K. Gawart	Vice President & General Counsel
Timothy J. Gerend	Executive Vice President (Career Distribution)
Aditi J. Gokhale	Executive Vice President & Chief Marketing and Communications Officer
Karl G. Gouverneur	Vice President (Digital Workplace & Corporate Solutions)
John M. Grogan	Executive Vice President (Insurance Products & Client Services)
Carol Grunberg	Vice President (Business Development)
Thomas C. Guay	Vice President (Risk Selection Strategy)
Ross Hamilton	Vice President (North Star)

Amy Hanneman	Vice President (Diversity & Inclusion)
Neal Hardin	Vice President (Talent Acquisition and Strategic Workforce Planning)
Lee Hurley	Vice President (Brand and Advertising)
Fred Jambukeswaran	Vice President (Engineering)
Ronald P. Joelson	Executive Vice President & Chief Investment Officer
Todd M. Jones	Vice President & Controller
Jason T. Klawonn	Senior Vice President & Chief Actuary
Abimbola O. Kolawole	Vice President (Policy Benefits)
Dan Krohm	Vice President (Strategy Integration)
Wil Lombardi	Vice President (Client Services Strategy)
Jeffrey J. Lueken	Senior Vice President (Securities)
Stephanie A. Lyons	Vice President (Enterprise Risk Assurance)
Raymond J. Manista	Executive Vice President; Chief Legal Officer, Chief Compliance Officer & Secretary
John W. McTigue	Chief Distribution Advisor
Christian W. Mitchell	Executive Vice President & Chief Customer Officer
David Nelson	Vice President (Head of Design)
Mandy O’Dell	Vice President (HR Business Partner)
Raj Patel	Vice President (Talent)
Irina Petrakova	Vice President (Engineering)
Paul Presley	Vice President (WMC CTO & Data Analytics)
Steven M. Radke	Vice President (Government Relations)
Fawaz Rasheed	Chief Information Security Officer
John C. Roberts	Vice President (Distribution Performance)
Don J. Robertson	Executive Vice President & Chief Human Resources Officer
Joe Roblee	Vice President (Distribution Strategy)
Tammy M. Roou	Vice President (Enterprise Compliance)
Srinivas Sarathy	Vice President (Infrastructure & Operations)
Craig Schedler	Vice President (Strategic Investing)
Sarah R. Schneider	Vice President (Distribution Services)
Eva Marie Schoenborn	Vice President (IPS)
Deborah A. Schultz	Vice President (Financial Management)
Brent Schutte	Chief Investment Officer (WMC)
Julie Shaw	Vice President (Marketing and Strategy Effectiveness)
Todd Smasal	Vice President (Total Rewards)
David W. Simbro	Senior Vice President (Risk Products)
Jeff Sippel	Vice President (Planning Experience)
Steve Stone	Vice President (Enterprise Risk Management)
Deb Sumner	Vice President (Prospect and Client Marketing)
Antonette Volpendesta	Vice President (Product Marketing & Client Communications)
Kamilah D. Williams-Kemp	Vice President (New Business)
Thomas D. Zale	Vice President (Real Estate)

OTHER OFFICERS – As of April 1, 2019

Employee	Title
Craig L. Schedler	VP Strategic Investing

Lisa C. Gandrud	VP & Actuary
Gregory A. Gurlik	VP & Actuary
James R. Lodermeier	VP & Actuary
Susan J. Miner	VP & Actuary
Paul W. Skalecki	VP & Actuary
Chris G. Trost	VP & Actuary
Kyle A. Walster	VP & Actuary

Eric Heise	Senior Director Corporate Reporting
Todd C. Kuzminski	VP Investment Accounting
Dean A. Landry	VP Tax Planning
Susan Limbach	Senior Director Tax
Michael A. Reis	VP Accounting Policy

Employee	Title
Matthew P. Sullivan	VP Financial Reporting & Analysis
Amanda E. Young	VP Tax

Stephen R. Stone	VP Enterprise Risk Management
Andrew T. Vedder	VP Solvency Policy & Risk Management

Gwen C. Canady	VP Finance & Expense Operations
Vikram Choudhary	VP Finance & Expense
Stacey Gribbin	VP Finance & Expense Operations
Karen A. Molloy	VP & Treasurer
Steve L. Wu	VP Sourcing & Procurement

David A. Escamilla	VP Investment Operations
Karla J. Adams	VP Investment Risk Management
James Reach	VP Investment Data & Analytics

Stig Haagensen	VP Engineering
Kristy L. Litchford	VP Product Management
Goran Micanovic	VP Engineering
Matthew T. Sauer	VP Product Management

Cal D. Schattschneider	VP Campus Planning & Operations

Jason R. Handal	VP Distribution Performance
Matthew McDowell	VP Distribution Performance
Arthur J. Mees Jr.	VP Distribution Performance
Timothy Nelson	VP Distribution Performance
Jeremy Newman	VP Distribution Finance

William Grady	VP Financial & Concierge Planning
Amy Kiiskila	VP Advanced Planning
William H. Taylor	VP Financial Planning & Sales Support

Joseph Roblee	VP Field Strategy Alignment
Rebecca Porter	VP Career Distribution Transformation Lead

Jennifer L. Brase	VP Diversity & Inclusion
Julie Flaa	VP Distribution Planning
Stephen J. Frankl	VP Field Learning & Development
Kevin J. Konopa	VP Business Owner
Stephanie Wilcox	VP Advanced Practice Groups & Teams VP Talent Management

William Lombardi	VP Client Services Strategy

Donald Gehrke	VP Investment Client Services

Nichole Lecher	VP Journey Transformation
Michelle E. Luhm	VP Disability Income and Long Term Care Underwriting
Anne C. Wills	VP Life Underwriting

Lisa M. Parker	VP DI & LTC Benefits
Allyson Schrader	VP Integrated Shared Services

Angela N. Bickler	VP Client Services
James LeMere	VP Client Services
Lori A. Torner	VP Journey Transformation

Quentin Doll	VP Product Development

Employee	Title
Brian W. Henning	VP Competitive Intelligence
Kenneth M. Latus	VP Product Development
Steven J. Stribling	VP Product Development
Becki L. Williams	VP Advanced Markets

Wayne F. Heidenreich M.D.	VP Medical
Jill Mocarski	VP Medical
Deborah B. VanDommelen M.D.	VP & Chief Medical Officer
Jason L. Von Bergen	VP Research & Analytics
Joel S. Weiner	VP Medical

Robert J. Johnson	VP Compliance
Randy M. Pavlick	VP Managed Investments Compliance
Bernd Huber	VP Enterprise Information Risk & Cybersecurity
Raymond Zellmer	VP Enterprise Information Risk & Cybersecurity
Susan W. Callanan	VP Public Policy
Christopher T. Gahan	VP Federal Relations

Thomas K. Anderson	Asst. General Counsel & Asst. Secretary
Mark J. Backe	VP-Insurance & Operations Counsel & Asst. Secretary
JoAnne M. Breese-Jaeck	Asst. General Counsel & Asst. Secretary
Christopher W. Brownell	Asst. General Counsel & Asst. Secretary
Thomas B. Christenson	Asst. General Counsel & Asst. Secretary
Michael J. Conmey	Asst. General Counsel & Asst. Secretary
Mark S. Diestelmeier	Asst. General Counsel & Asst. Secretary
John E. Dunn	VP & Investment Products & Services Counsel & Asst. Secretary
Bradley L. Eull	Asst. General Counsel & Asst. Secretary
Chad E. Fickett	Asst. General Counsel & Asst. Secretary
James C. Frasher	Asst. General Counsel & Asst. Secretary
John D. Gatmaitan	Asst. General Counsel & Asst. Secretary
Sheila M. Gavin	Asst. General Counsel & Asst. Secretary
Matthew D. Heinke	Asst. General Counsel & Asst. Secretary
David B. Kennedy	Asst. General Counsel & Asst. Secretary
Steven J. LaFore	Asst. General Counsel & Asst. Secretary
Lisa A. Leister	Asst. General Counsel & Asst. Secretary
Kim W. Lunn	Asst. General Counsel & Asst. Secretary
Cheri L. McCourt	Asst. General Counsel & Asst. Secretary
James L. McFarland	Asst. General Counsel & Asst. Secretary
Andrew J. McLean	Asst. General Counsel & Asst. Secretary
Lesli H. McLinden	Asst. General Counsel & Asst. Secretary
Christopher J. Menting	Assoc. General Counsel-Enterprise Governance & Asst. Secretary
Jennifer W. Murphy	Asst. General Counsel & Asst. Secretary
William C. Pickering	Asst. General Counsel & Asst. Secretary
Nora M. Platt	Asst. General Counsel & Asst. Secretary
Zhibin Ren	Asst. General Counsel & Asst. Secretary
Monica M. Riederer	Asst. General Counsel & Asst. Secretary
Rodd Schneider	VP & Litigation and Distribution Counsel & Asst. Secretary
John M. Thompson	Asst. General Counsel & Asst. Secretary
John W. Warren	Asst. General Counsel & Asst. Secretary
Terry R. Young	Asst. General Counsel & Asst. Secretary
Michael W. Zielinski	Asst. General Counsel & Asst. Secretary

Donna L. Lemanczyk	Assistant Secretary
Daniel M. Flesch	Assistant Secretary

David Pahl	VP Data Scientist
Drazen Pantic	Chief Scientist

Employee	Title
Elizabeth Ridley	VP-Marketing Strategy & Training

Vivek Bedi	VP Client Experience & Product Experience
Bryan E. Kadlec	VP Product Management
Manish Mallikarjuna	VP Client Experience
Kevin M. McCarthy	VP Product Management
Josef Pfeiffer	VP Product Management
Jill L. Zeisler	VP Product Management

Kelly Culler	VP Human Resources Business Partners
Dario DeMaria	VP Strategy Systems and Operations
William N. Hardin	VP Talent Acquisition & Strategic Workforce Placement
Amanda O’Dell	VP Human Resources Business Partners
Raj Patel	VP Talent & Organizational Development
Maria Rose Pollara	VP Human Resources Business Partners
Todd W. Smasal	VP Total Rewards

Christopher Bellomo	VP Enterprise Transformation Architect
Troy M. Burbach	VP Transformation Change Agent
Andrew J. DeGuire	VP Strategy Advancement & Alignment
Cheryl A. DeLonay	VP Transformation
Patricia A. Hagen	VP Transformation
Laila V. Hick	VP Transformation
John N. Pangborn	VP Transformation Change Agent
Peter T. Petersen	VP Integration Management Office
Sherri L. Schickert	VP Transformation Change Agent
Rick T. Zehner	VP Research & Special Projects

Ross Hamilton	VP Technology Governance
Frederic Jambukeswaran	VP Engineering
Irina Petrakova-Otto	VP Software Engineering
Paul A. Presley	VP CTO Wealth Management and Data Analytics
Sangeetha Rai	VP Technology Customer Success
Andrew Weisenborn	VP Test Engineering
Dave Writz	VP Field Customer Success

Manuel L. Barbero	VP & Chief Architect

Ahmed Azam	VP Platforms & Operations
Chuck Dudley	VP Cloud & Development Operations
Srinvas J. Sarathy	VP Infrastructure & Operations
Matthew Stollenwerk	VP Infrastructure

Erika K. Luckow	VP Strategic Communications
Leslie J. O’Connell	VP Strategic Communications
Jennifer L. Ryan	VP Corporate Communications

Lee Hurley	VP Brand & Activation
James Murphy	VP Creative Director
Deborah Sumner	VP Prospect & Client Marketing

The business addresses for all of the executive officers and other officers is 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

Item 28. Persons Controlled By or Under Common Control with the Depositor or Registrant

The subsidiaries of The Northwestern Mutual Life Insurance Company (“Northwestern Mutual”), as of February 1, 2019 are shown below. In addition to the subsidiaries shown below, the following separate investment accounts (which include the Registrant) may be deemed to be either controlled by, or under common control with, Northwestern Mutual:

1.	NML Variable Annuity Account A
2.	NML Variable Annuity Account B
3.	NML Variable Annuity Account C
4.	Northwestern Mutual Variable Life Account
5.	Northwestern Mutual Variable Life Account II

Northwestern Mutual Series Fund, Inc. (the “Funds”), shown below as a subsidiary of Northwestern Mutual, is an investment company, registered under the Investment Company Act of 1940, offering shares to the separate accounts identified above; and the shares of the Funds held in connection with certain of the accounts are voted by Northwestern Mutual in accordance with voting instructions obtained from the persons who own, or are receiving payments under, variable annuity contracts or variable life insurance policies issued in connection with the separate accounts, or in the same proportions as the shares which are so voted.

NORTHWESTERN MUTUAL CORPORATE STRUCTURE(1) (as of April 1, 2019)
Legal Entity Name	Domestic Jurisdiction	Owner %
Operating Subsidiaries
Mason Street Advisors, LLC(2)	Delaware	100.00
Northwestern Long Term Care Insurance Company(2)	Wisconsin	100.00
Northwestern Mutual Investment Management Company, LLC(2)	Delaware	100.00
Northwestern Mutual Investment Services, LLC(2)	Wisconsin	100.00
Northwestern Mutual Wealth Management Company(2)	United States	100.00
All Other Subsidiaries
1838938 Alberta Ltd. (2)	Canada	100.00
1890 Maple, LLC(2)	Delaware	100.00
3412 Exchange, LLC(2)	Delaware	100.00
45East11(2)	Cayman Islands	100.00
777 North Van Buren Apartments, LLC(2)	Delaware	100.00
777 North Van Buren Condominium Association, Inc. (2)	Wisconsin	100.00
777 North Van Buren Parking, LLC(2)	Delaware	100.00
777 North Van Buren Retail, LLC(2)	Delaware	100.00
AFE Brentwood Park, LLC(2)	Delaware	100.00
Amber, LLC(2)	Delaware	100.00
Artisan Garden Apartments, LLC(2)	Delaware	100.00
Baraboo, Inc.(2)	Delaware	100.00
Bayridge, LLC(2)	Delaware	100.00
BCC Cancer Venture, LP(2)	Delaware	100.00
Bishop Square, LLC(2)	Delaware	100.00
Bradford II SPE, LLC(2)	Delaware	100.00
Bradford, Inc.(2)	Delaware	100.00
Bradford Master Association Inc. (2)	North Carolina	100.00
Burgundy, LLC(2)	Delaware	100.00
Cedarstone, LLC(2)	Delaware	100.00
Chateau, LLC(2)	Delaware	100.00
Chelsea Ventures, LLC(2)	Maryland	100.00
C – Land Fund, LLC(2)	Delaware	100.00
Coral, Inc.(2)	Delaware	100.00
Cortona Holdings, LLC(2)	Delaware	100.00
Cream City Venture Capital, LLC(2)	Delaware	100.00
Crosland Greens, LLC(2)	North Carolina	100.00
Dortmund, LLC(2)	Delaware	100.00

NORTHWESTERN MUTUAL CORPORATE STRUCTURE(1) (as of April 1, 2019)
Legal Entity Name	Domestic Jurisdiction	Owner %
Fairfield Potomac Club, LLC(2)	Delaware	100.00
FB #2, LLC(2)	Maryland	100.00
GRO, LLC(2)	Delaware	100.00
GRO-SUB, LLC(2)	Delaware	100.00
Hamptons PBG, LLC (2)	Delaware	100.00
Hazel, Inc.(2)	Delaware	100.00
Higgins, Inc.(2)	Delaware	100.00
Hobby, Inc.(2)	Delaware	100.00
Hollenberg 1, Inc.(2)	Delaware	100.00
Klode, Inc.(2)	Delaware	100.00
Kristiana International Sales, Inc.(2)	U.S. Virgin Islands	100.00
Logan, Inc.(2)	Delaware	100.00
Maroon, Inc.(2)	Delaware	100.00
Mason & Marshall, Inc.(2)	Delaware	100.00
Millbrook Apartments Associates L.L.C.(2)	Virginia	100.00
Model Portfolios, LLC(2)	Delaware	100.00
MPC Park 27 Industrial, LLC(2)	Florida	100.00
Network Office Cashiership, LLC(2)	Delaware	100.00
Nicolet, Inc.(2)	Delaware	100.00
NM BSA, LLC(2)	Delaware	100.00
NM Cancer Center GP, LLC(2)	Delaware	100.00
NM Career Distribution Holdings, LLC(2)	Delaware	100.00
NM DFW Lewisville, LLC(2)	Delaware	100.00
NM Gen, LLC(2)	Delaware	100.00
NM GP Holdings, LLC(2)	Delaware	100.00
NM Green, LLC(2)	Delaware	100.00
NM Harrisburg, Inc.(2)	Pennsylvania	100.00
NM Imperial, LLC(2)	Delaware	100.00
NM Investment Holdings, LLC.(2)	Delaware	100.00
NM Lion, LLC(2)	Delaware	100.00
NM Majestic Holdings, LLC(2)	Delaware	100.00
NM Neptune, LLC(2)	Delaware	100.00
NM Pebble Valley LLC(2)	Delaware	100.00
NM QOZ Fund, LLC(2)	Delaware	100.00
NM RE Funds, LLC(2)	Delaware	100.00
NM Regal, LLC(2)	Delaware	100.00
NM Twin Creeks GP, LLC(2)	Delaware	100.00
NMC V Equity Fund, LP(2)	Delaware	100.00
NMC V GP, LLC(2)	Delaware	100.00
NM-Hemlock, LLC(2)	Delaware	100.00
NM-Morristown, LLC(2)	Delaware	100.00
NM-Pulse, LLC(2)	Delaware	100.00
NM-SAS, LLC(2)	Delaware	100.00
NM-Skye, LLC(2)	Delaware	100.00
NM-West Hartford, LLC(2)	Delaware	100.00
NML Development Corporation(2)	Delaware	100.00
NML Real Estate Holdings, LLC(2)	Wisconsin	100.00
NML Securities Holdings, LLC(2)	Wisconsin	100.00
NMLSP1, LLC(2)	Delaware	100.00

NORTHWESTERN MUTUAL CORPORATE STRUCTURE(1) (as of April 1, 2019)
Legal Entity Name	Domestic Jurisdiction	Owner %
NMRM Holdings, LLC(2)	Delaware	100.00
North Van Buren, Inc.(2)	Delaware	100.00
Northwestern Broadway Plaza, LLC(2)	Delaware	100.00
Northwestern Ellis Company(2)	Nova Scotia	100.00
Northwestern Mutual Capital GP II, LLC(2)	Delaware	100.00
Northwestern Mutual Capital GP III, LLC(2)	Delaware	100.00
Northwestern Mutual Capital GP IV, LLC(2)	Delaware	100.00
Northwestern Mutual Capital GP V, LLC(2)	Delaware	100.00
Northwestern Mutual Capital GP, LLC(2)	Delaware	100.00
Northwestern Mutual Capital Mezzanine Fund II, LP(2)	Delaware	100.00
Northwestern Mutual Capital Mezzanine Fund III, LP(2)	Delaware	100.00
Northwestern Mutual Capital Mezzanine Fund IV, LP(2)	Delaware	100.00
Northwestern Mutual Capital Strategic Equity Fund II, LP(2)	Delaware	100.00
Northwestern Mutual Capital Strategic Equity Fund III, LP(2)	Delaware	100.00
Northwestern Mutual Capital Strategic Equity Fund IV, LP(2)	Delaware	100.00
Northwestern Mutual Life Clubs Associated, Inc.(2)	Wisconsin	100.00
Northwestern Mutual MU TLD Registry, LLC(2)	Delaware	100.00
Northwestern Mutual Registry, LLC(2)	Delaware	100.00
Northwestern Mutual Series Fund, Inc.(3)	Maryland	100.00
NorthWoods Phase I, LLC(2)	Delaware	100.00
NorthWoods Phase II, LLC(2)	Delaware	100.00
NWM ZOM GP, LLC(2)	Delaware	100.00
NYLV, LLC(2)	Delaware	100.00
Osprey Links Golf Course, LLC(2)	Delaware	100.00
Osprey Links, LLC(2)	Delaware	100.00
Plantation Oaks MHC-NM, LLC(2)	Delaware	100.00
RE Corp.(2)	Delaware	100.00
Regency NM Johns Creek, LLC(2)	Delaware	100.00
Regina International Sales, Inc.(2)	U.S. Virgin Islands	100.00
Ruhl Financial Group, LLC(2)	Delaware	100.00
Russet, Inc.(2)	Delaware	100.00
Scotty, LLC(2)	Delaware	100.00
Stadium and Arena Management, Inc.(2)	Delaware	100.00
Tapestry Condominium Owners Association, Inc. (2)	Tennessee	100.00
Trade Street Associates I, LLC(2)	Delaware	100.00
Tupelo, Inc.(2)	Delaware	100.00
Two Con Holdings, LLC(2)	Delaware	100.00
Two Con SPE, LLC(2)	Delaware	100.00
Two Con, LLC(2)	Delaware	100.00
Ventura Lakes MHC-NM, LLC(2)	Delaware	100.00
Walden OC, LLC(2)	Delaware	100.00
West Huron Joint Venture(2)	Washington	100.00
White Oaks, Inc.(2)	Delaware	100.00

(1)

Certain subsidiaries are omitted on the basis that, considered in the aggregate at year end 2018, they did not constitute a significant subsidiary as defined by Regulation S-X. Certain investment partnerships and limited liability companies that hold real estate assets of The Northwestern Mutual Life Insurance Company are not represented.

(2)	Subsidiary included in the consolidated financial statements.

(3)

Northwestern Mutual Series Fund, Inc. consists of 27 series of capital stock, each a separate investment portfolio (the “Portfolios”). The Portfolios consist of: Growth Stock Portfolio, Focused Appreciation Portfolio, Large Cap Core Stock Portfolio, Large Cap Blend Portfolio, Index 500 Stock Portfolio, Large Company Value Portfolio, Domestic Equity Portfolio, Equity Income Portfolio, Mid Cap Growth Stock Portfolio, Index 400 Stock Portfolio, Mid Cap Value Portfolio, Small Cap Growth Stock Portfolio, Index 600 Stock Portfolio, Small Cap Value Portfolio, International Growth Portfolio, Research International Core Portfolio, International Equity Portfolio, Emerging Markets Equity Portfolio, Government Money Market Portfolio, Short-Term Bond Portfolio, Select Bond Portfolio, Long-Term U.S. Government Bond Portfolio, Inflation Protection Portfolio, High Yield Bond Portfolio, Multi-Sector Bond Portfolio, Balanced Portfolio, Asset Allocation Portfolio.

Item 29. Indemnification

(a)        That portion of the By-laws of the Depositor, Northwestern Mutual, relating to indemnification of Trustees and officers is set forth in full in Article VII of the By-laws of Northwestern Mutual, amended by resolution and previously filed as Exhibit A(6)(b) to the registration statement of Northwestern Mutual Variable Life Account (File No. 333-59103) on July 15, 1998.

(b)        Section 10 of the Distribution Agreement dated May 1, 2006 between Northwestern Mutual and Northwestern Mutual Investment Services, LLC (“NMIS”) provides substantially as follows:

B. Indemnification by Company. The Company agrees to indemnify, defend and hold harmless NMIS, its successors and assigns, and their respective officers, directors, and employees (together referred to as “NMIS Related Persons”), from any and all joint or several losses, claims, damages or liabilities (including any reasonable investigative, legal and other expenses incurred in connection with, and any amounts paid in settlement of, any action, suit or proceeding or any claim asserted), to which NMIS and/or any NMIS Related Persons may become subject, under any law, regulation or NASD rule, at common law or otherwise, that arises out of or are based upon (i) any breach of this Agreement by the Company and (ii) any untrue statement of or omission to state a material fact (except for information supplied by or on behalf of NMIS or for which NMIS is responsible) contained in any Registration Statement, Contract prospectus, SAI or supplement thereto or in any Marketing Material.

  This indemnification shall be in addition to any liability that the Company may otherwise have; provided, however, that no person shall be entitled to indemnification pursuant to this provision for any loss, claim, damage or liability due to the willful misfeasance, bad faith or gross negligence or reckless disregard of duty by the person seeking indemnification.

C. Indemnification by NMIS. NMIS agrees to indemnify, defend and hold harmless the Company, its successors and assigns, and their respective officers, trustees or directors, and employees (together referred to as “Company Related Persons”), from any and all joint or several losses, claims, damages or liabilities (including any reasonable investigative, legal and other expenses incurred in connection with, and any amounts paid in settlement of, any action, suit or proceeding or any claim asserted), to which the Company and/or any Company Related Persons may become subject, under any law, regulation or NASD rule, at common law or otherwise, that arises out of or are based upon (i) any breach of this Agreement by NMIS and (ii) any untrue statement of or omission to state a material fact (except for information supplied by or on behalf of the Company or for which the Company is responsible) contained in any Registration Statement, Contract prospectus, SAI or supplement thereto or in any Marketing Material, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon information furnished in writing by NMIS to the Company specifically for use in the preparation of the aforesaid material.

This indemnification shall be in addition to any liability that NMIS may otherwise have; provided however, that no person shall be entitled to indemnification pursuant to this provision for any loss, claim, damage or liability due to the willful misfeasance, bad faith or gross negligence or reckless disregard of duty by the person seeking indemnification.

D. Indemnification Generally. Any person seeking indemnification under this section shall promptly notify the indemnifying party in writing after receiving notice of the commencement of any action as to which a claim for indemnification will be made; provided, however, that failure to so notify the indemnifying party shall not relieve such party from any liability which it may have to such person otherwise than on account of this section.

The indemnifying party shall be entitled to participate in the defense of the indemnified person but such participation will not relieve such indemnifying party of the obligation to reimburse the indemnified party for reasonable legal and other expenses incurred by such party in defending himself, herself or itself.

Item 30. Principal Underwriters

(a)        NMIS is the principal underwriter of the securities of the Registrant. NMIS also acts as the principal underwriter for the NML Variable Annuity Account A (811-21887), the NML Variable Annuity Account B (811-1668), the NML Variable Annuity Account C (811-21886), and the Northwestern Mutual Variable Life Account (811-3989).

(b)        As of May 14, 2019, the directors and officers of NMIS are as follows:

Name	Position
Lori M. Brissette	Vice President, Insurance and Annuity Client Services
Bradley L. Eull	Secretary
Stephen J. Frankl	Director, Planning and Sales
Don P. Gehrke	Vice President, Retail Investment Operations, Chief Operations Officer
Timothy J. Gerend	Senior Vice President, Career Distribution
Susan Limbach	Assistant Treasurer
Mark McNulty	NMIS Anti-Money Laundering Officer
Jennifer L. O’Leary	Treasurer and Financial and Operations Principal
Paul A. Presley	Chief Technology Officer
Fawaz Rasheed	Chief Information Security Officer
John C. Roberts	Vice President, Distribution Performance
Sarah R. Schneider	Vice President, New Business
Eva Marie Schoenborn	President and Chief Executive Officer
David W. Simbro	Senior Vice President, Life, Annuity and Product Solutions
Justin Stipan	Senior Director Training and Implementation
Rebecca L. Sujecki	Assistant Treasurer
William H. Taylor	Vice President, Financial Planning and Sales
Alan M. Werth	Third Party Sales Consultant
Becki Williams	Vice President, Advanced Markets
Jeffrey B. Williams	Vice President, NMIS Compliance, Chief Compliance Officer
Terry R. Young	Assistant Secretary

The address for each director and officer of NMIS is 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

(c)        NMIS, the principal underwriter, received $30,920,249 of commissions and other compensation, directly or indirectly, from Registrant during the last fiscal year.

Item 31. Location of Accounts and Records

All accounts, books or other documents required to be maintained in connection with the Registrant’s operations are maintained in the physical possession of Northwestern Mutual at 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

Item 32. Management Services

There are no management-related service contracts, other than those referred to in Part A or Part B of this Registration Statement, under which management-related services are provided to the Registrant and pursuant to which total payments of $5,000 or more were made during any of the last three fiscal years.

Item 33. Fee Representation

The Northwestern Mutual Life Insurance Company hereby represents that the fees and charges deducted under the variable adjustable life insurance policies which are the subject of this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company under the policies.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant, Northwestern Mutual Variable Life Account II, has duly caused this Amended Registration Statement to be signed on its behalf, in the City of Milwaukee, and State of Wisconsin, on the 22nd day of November, 2019.

NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT II (Registrant)

		By	THE NORTHWESTERN MUTUAL LIFE
INSURANCE COMPANY (Depositor)

Attest:	/s/ RAYMOND J. MANISTA	By:	/s/ JOHN E. SCHLIFSKE
	Raymond J. Manista,		John E. Schlifske,
	Executive Vice President, Chief Legal Officer & Secretary		Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amended Registration Statement has been signed by the Depositor on the 22nd day of November, 2019.

THE NORTHWESTERN MUTUAL LIFE
INSURANCE COMPANY (Depositor)

Attest:	/s/ RAYMOND J. MANISTA	By:	/s/ JOHN E. SCHLIFSKE
	Raymond J. Manista,		John E. Schlifske,
	Executive Vice President, Chief Legal Officer & Secretary		Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amended Registration Statement has been signed below by the following persons in the capacities with the Depositor and on the dates indicated:

Signature	Title

Chairman, Trustee and
/s/ JOHN E. SCHLIFSKE	Chief Executive Officer;
John E. Schlifske	Principal Executive Officer

/s/ MICHAEL G. CARTER	Executive Vice President and
Michael G. Carter	Chief Financial Officer;
Principal Financial Officer

/s/ TODD JONES	Vice President and Controller;
Todd Jones	Principal Accounting Officer

/s/ John N. Balboni*	Trustee
John N. Balboni

/s/ Nicholas E. Brathwaite*	Trustee
Nicholas E. Brathwaite

/s/ David J. Drury*	Trustee
David J. Drury

/s/ P. Russell Hardin*	Trustee
P. Russell Hardin

/s/ Hans Helmerich*	Trustee
Hans Helmerich

/s/ Dale E. Jones*	Trustee
Dale E. Jones

/s/ David J. Lubar*	Trustee
David J. Lubar

/s/ Sheila L. Marcelo*	Trustee
Sheila L. Marcelo

/s/ Randolph W. Melville*	Trustee
Randolph W. Melville

/s/ Jaime Montemayor*	Trustee
Jaime Montemayor

/s/ Anne M. Paradis*	Trustee
Anne M. Paradis

/s/ John E. Schlifske*	Trustee
John E. Schlifske

/s/ Mary Ellen Stanek*	Trustee
Mary Ellen Stanek

/s/ S. Scott Voynich*	Trustee
S. Scott Voynich

/s/ Ralph A. Weber*	Trustee
Ralph A. Weber

/s/ Benjamin F. Wilson*	Trustee
Benjamin F. Wilson

/s/ Juan C. Zurate*	Trustee
Juan C. Zurate

*By:	/s/ JOHN E. SCHLIFSKE
John E. Schlifske, Attorney in fact,
pursuant to the Power of Attorney filed herewith.

Each of the signatures is affixed as of November 22nd, 2019.

EXHIBIT INDEX

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

FOR

VARIABLE UNIVERSAL LIFE PLUS-NY

Exhibit	Description
(d)1	Northwestern Mutual Flexible Premium Variable Adjustable Life Insurance Policy, UU.VULP. (1019) NY	Filed herewith
(e)	Northwestern Mutual Life Insurance Application, 90-1 L.I.(0198) with Application Supplement, (90-1.VULP.Supp.(1019))	Filed herewith
(j)(g)	Power of Attorney	Filed herewith
(k)	Opinion and Consent of Chris K. Gawart, Esq.	Filed herewith
(n)	Consent of PricewaterhouseCoopers LLP	Filed herewith
(q)	Memorandum describing Issuance, Transfer and Redemption Procedures	Filed herewith